Exhibit 99.7

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE AND URGENT ATTENTION.

THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 901D OF THE COMPANIES ACT 2006 (the **EXPLANATORY STATEMENT**) IN RELATION TO A PROPOSED RESTRUCTURING PLAN BETWEEN HURRICANE ENERGY PLC AND ITS BONDHOLDERS. It is being sent to persons who are believed to be Bondholders at the date of this Explanatory Statement. If you have assigned, sold, or otherwise transferred, or assign, sell or otherwise transfer, your interests as a Bondholder before the Record Time you must forward this Explanatory Statement and the accompanying documents at once to the person or persons to whom you have assigned, sold or otherwise transferred, or assign, sell or otherwise transfer, your interests as a Bondholder. Capitalised terms in this Explanatory Statement have the meanings given to them in the definitions appendix (Appendix A), included at the end of this Explanatory Statement.

This Explanatory Statement, and accompanying documents do not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for any securities in any jurisdiction in which such an offer or solicitation is unlawful and, therefore, persons into whose possession this Explanatory Statement comes should inform themselves about and observe any such restrictions. This Explanatory Statement does not constitute a prospectus or equivalent document and has not been prepared to such standards and has not been approved by any regulatory or supervisory authority.

If you are in any doubt as to the contents of this Explanatory Statement or the documents that accompany it or what action you should take, it is recommended that you seek your own independent financial, legal and/or tax advice immediately from your stockbroker, bank manager, solicitor, tax adviser, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 (as amended) (**FSMA**) or by an appropriate regulatory body, or from another appropriately authorised independent adviser if you are in a territory outside the United Kingdom. The contents of this Explanatory Statement are not to be construed as legal, business or tax advice.

Bondholders considering the Restructuring should form their own view and/or consult their own tax advisers in relation to the tax consequences for them of the Restructuring under the laws of any applicable jurisdiction. No representations are made regarding the tax consequences of the Restructuring for the Bondholders.

This Explanatory Statement is accompanied by an Account Holder Letter for use by Bondholders, the form of which is set out at Appendix D (*Form of Account Holder Letter*). This letter contains, among other things, voting instructions, elections and confirmations in respect of the Restructuring Plan. It is important that you read this Explanatory Statement and the accompanying Account Holder Letter carefully, and, if you are a Bondholder, that you comply with the directions for voting instructions, elections, and confirmations contained in this Explanatory Statement and the Account Holder Letter.

Further copies of this Explanatory Statement and the Account Holder Letter can be obtained by Bondholders by accessing the Plan Website at https://deals.lucid-is.com/hurricane or by contacting the Information Agent via email at hurricane@lucid-is.com.

Neither this Explanatory Statement nor the Account Holder Letter may be taken, transmitted or distributed, directly or indirectly, subject to certain exceptions, into an Excluded Territory or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. The distribution of this Explanatory Statement and/or the Account Holder Letter and/or any other accompanying documents into jurisdictions other than the United Kingdom may also be restricted by law and, therefore, persons into whose possession this Explanatory Statement, the Account Holder Letter, and any accompanying documents come should inform themselves about and observe such restrictions.

This Explanatory Statement has been issued in respect of securities of a non-U.S. company. Any offer of securities is subject to disclosure requirements of a country other than the United States that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the Plan Company is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

EXPLANATORY STATEMENT IN RELATION TO THE RESTRUCTURING PLAN

under Part 26A of the Companies Act 2006
between

Hurricane Energy plc

(the **Plan Company**)

and its

Bondholders
(as defined at Appendix A)

DATE: [●] 2021

The Record Time for determining the persons entitled to vote on the Restructuring Plan will be 5:00 p.m. (London time) on 2 June 2021.

The Plan Meeting of the Bondholders to consider and vote on the Restructuring Plan will be held virtually at or about 11:00 a.m. (London time) on 4 June 2021.

You should read this Explanatory Statement, and the information referred to in this Explanatory Statement, in its entirety. In particular, you should read the risk factors set out at Part 9 (*Risk Factors*) of this Explanatory Statement for a discussion of certain risks and other facts that should be considered when deciding what action to take in relation to the terms of the Restructuring Plan.

A summary of the Restructuring Plan is set out at Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement, and the full text of the Restructuring Plan is set out at Appendix F (*Restructuring Plan*) of this Explanatory Statement.

Voting on the Restructuring Plan

Notice of the Plan Meeting to be held virtually (the **Plan Meeting Notice**) is set out at Appendix C (*Plan Meeting Notice*) of this Explanatory Statement.

Bondholders who hold their Bonds in a Clearing System and who wish to vote on the Restructuring Plan (either in person or by proxy) should ensure that they (i) submit Custody Instructions to Euroclear or Clearstream (as applicable) by no later than 5:00 p.m. London time on 1 June 2021 (being the **Custody Instructions Deadline**) and (ii) submit a validly completed Account Holder Letter to the Information Agent, which must be received by the Information Agent by no later than 5:00 p.m. London time on 2 June 2021 (being the **Voting Instructions Deadline**). By submitting Custody Instructions, trading of the Bonds subject to such instructions will be blocked in the Clearing Systems.

More detailed instructions about actions to be taken by Bondholders prior to the Plan Meeting are set out at Part 4 (*Summary of action to be taken*) and Appendix B (*Instructions and Guidance to Bondholders*) of this Explanatory Statement.

Documents available

The following documents will be made available, subject to any restrictions relating to persons resident in certain jurisdictions, at https://deals.lucid-is.com/hurricane or by contacting the Information Agent via email at hurricane@lucid-is.com, up to and including the Restructuring Effective Date (together with appendices, where applicable):

(a) the Lock-up Agreement;

(b) the Practice Statement Letter;

(c) this Explanatory Statement (including the Restructuring Plan);

(d) the form of Restructuring Implementation Deed (also appended to this Explanatory Statement);

(e) the Account Holder Letter (also appended to this Explanatory Statement).

(f) the form of Guarantor Subsidiary Undertaking (appended to the Restructuring Plan)

(g) the form of undertaking of the Information Agent and Holding Period Trustee to be bound by the Restructuring Plan (appended to the Restructuring Plan);

(h) the form of Holding Period Trust Deed;

(i) the form of Amendment and Restatement Agreement relating to the Bond Trust Deed;

(j) the form of Amended and Restated Bond Trust Deed;

(k) the form of Amended and Restated Paying, Calculation and Transfer Agency Agreement;

(l) the form of Amended and Restated Global Bond;

(m) the form of Deed of Charge; and

(n) the Articles of Association.

Further important information is set out under Part 1 (*Important Notices*) of this Explanatory Statement.

Contents

Part 1 – IMPORTANT NOTICES

Unless the context otherwise requires, all capitalised terms used in this Explanatory Statement shall have the meanings set out in, and general terms shall be construed in accordance with, Appendix A (*Definitions, Glossary and Interpretation*) of this Explanatory Statement. The appendices to this Explanatory Statement form an integral part of it and, unless expressly stated otherwise, references to this Explanatory Statement shall be construed as references to the Explanatory Statement including the appendices to it.

<p style="text-align: center;">**IMPORTANT SECURITIES LAW NOTICES**</p>

No offer or solicitation for Bonds or Exchange Shares or Commission Shares

This Explanatory Statement, including the Account Holder Letter does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for the Bonds or any Exchange Shares or Commission Shares or any other securities in any jurisdiction in which such an offer or solicitation is unlawful or, in any Excluded Territory and, therefore, persons into whose possession this Explanatory Statement comes should inform themselves about and observe any such restrictions. In particular, neither the Bonds nor the Exchange Shares nor the Commission Shares have been, nor will be, registered under the United States Securities Act of 1933, as amended (the **US Securities Act)** or under the securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, resold, transferred or delivered, directly or indirectly, within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. You should ensure that you read the whole of this Explanatory Statement including the information incorporated by reference into this Explanatory Statement and the accompanying Account Holder Letter. Do not just rely on key information or information summarised within it.

No person has been authorised to give any information or make any representations other than those contained in this Explanatory Statement and, if given or made, such information or representations must not be relied on as having been so authorised by the Plan Company, the Directors or any other person.

The statements contained in this Explanatory Statement are made as at the date of this Explanatory Statement, unless another time is specified in relation to them. Neither the delivery of this Explanatory Statement, the Account Holder Letter, nor the implementation of the Restructuring including the amendment of the Bonds or the issue of any Exchange Shares or Commission Shares made pursuant to the Restructuring shall under any circumstances imply that there has been no change in the Plan Company's affairs since the date of this Explanatory Statement nor that the information set forth in this Explanatory Statement is correct subsequent to that date.

None of the Plan Company or any of its representatives, Affiliates, Directors, officers or employees makes any representation to any Bondholder under the laws applicable to such Bondholder. Each Bondholder should consult with his or her own advisers as to the legal, tax, business, financial and related aspects of the matters described in this Explanatory Statement.

This Explanatory Statement is intended for Bondholders only. Any reproduction, distribution or publication of this Explanatory Statement in whole or in part, and any disclosure of its contents or use of any information in this Explanatory Statement for any purpose other than in considering the terms of the Restructuring Plan is, except as required by applicable law or regulation, prohibited. Each Bondholder by accepting delivery of this Explanatory Statement acknowledges and agrees to the foregoing.

United States of America

Neither the Bonds nor the Exchange Shares nor the Commission Shares have been approved or disapproved by the United States Securities and Exchange Commission, any state's securities commission in the United States or any U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Restructuring or the accuracy of adequacy of the information contained in this Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

This Explanatory Statement (and the accompanying documents) are submitted to Bondholders in the United States pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. Any new securities issued or deemed to be issued in connection herewith will be "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act to the same extent as the Bonds as at the date of this Explanatory Statement.

This Explanatory Statement has been issued in respect of securities of a non-U.S. company. Any offer of securities is subject to disclosure requirements of a country other than the United States that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the Plan Company is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

European Economic Area and United Kingdom

This Explanatory Statement, the Account Holder Letter and any document related thereto have been prepared on the basis that any arrangements for the receipt of Exchange Shares or Commission Shares within any Member State of the European Economic Area (the **EEA**) or in the United Kingdom (the **UK**) (each a **Relevant State**) will be made: (i) in the EEA pursuant to an exemption under Article 1(4)(a) of the Prospectus Regulation and/or (ii) in the UK pursuant to an exemption under Article 1(4)(a) of the Prospectus Regulation, as it forms part of the current domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 and secondary legislation made under it, in each case, as amended, including by the European Union (Withdrawal Agreement) Act 2020 (the **UK Prospectus Regulation**) (as applicable), from the requirement to publish a prospectus for the offer of transferable securities to the public. In relation to each Relevant State, no offer of the Exchange Shares or Commission Shares may be made to the public at any time other than (i) in the EEA pursuant to an exemption under the Prospectus Regulation and/or (ii) in the UK pursuant to an exemption under the UK Prospectus Regulation and/or FSMA (as applicable). In any Relevant State, the arrangements for any receipt of Exchange Shares or Commission Shares is only addressed to and directed at qualified investors (**Qualified Investors**) in that Relevant State: (i) in the EEA within the meaning of Article 2(e) of the Prospectus Regulation and/or (ii) in the UK within the meaning of Article 2(e) of the UK Prospectus Regulation; (as applicable). None of the Plan Company, its Affiliates or any person acting on their behalf has authorised, nor do they authorise, the making of any offer of the Exchange Shares or Commission Shares to any person in the EEA and/or UK other than Qualified Investors.

This Explanatory Statement, the Account Holder Letter and any document related thereto is only addressed to and directed at the Bondholders of Hurricane Energy plc and is exempt from the prohibition under section 21 of FSMA pursuant to Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the **FPO**). This Explanatory Statement, the Account Holder Letter and any document related thereto is not, and should not be construed as, an invitation or inducement to engage in investment activity in relation to any securities. In the UK, the information contained in this Explanatory Statement, the Account Holder Letter and any document related thereto is intended only for use by and may only be relied upon by Bondholders who are Qualified Investors and who are at the relevant time: (i) investment professionals within the meaning of Article 19(5) of the FPO; (ii) high net worth undertakings or persons within the meaning of Article 49(2)(a) to (d) of the FPO; or (iii) persons to whom the communication may otherwise lawfully be communicated (**Permitted Persons**). Any person in the UK that is not a Permitted Person is not, for the purposes of any investment or investment decision, an intended recipient of the information contained in this Explanatory Statement or any document related thereto and should not use, or rely upon, such information in any way. This Explanatory Statement, the Account Holder Letter and any document related thereto should not be distributed, communicated to, or directed at any person in the UK other than a Permitted Person.

OTHER IMPORTANT NOTICES

Information

This Explanatory Statement has been prepared in connection with the Restructuring Plan, being a restructuring plan under Part 26A of the Companies Act between the Plan Company and its Bondholders, solely for the purpose of providing information to Bondholders in relation to the Restructuring Plan.

Nothing in this Explanatory Statement or any other document issued with or appended to it should be relied on for any purpose other than for Bondholders to make a decision on the Restructuring Plan, and Bondholders may not reproduce or issue this Explanatory Statement, in whole or in part, and may not disclose any of the contents of this Explanatory Statement or use any information in this Explanatory Statement for any purpose other than considering and/or making a decision in respect of the Restructuring Plan, except as required by applicable law or regulation. In particular and without limitation, nothing in this Explanatory Statement should be relied on in connection with the purchase or acquisition of any other financial instruments or assets of the Plan Company or any other member of the Group.

Nothing contained in this Explanatory Statement shall constitute a warranty, undertaking or guarantee of any kind, express or implied, and nothing contained in this Explanatory Statement shall constitute any admission of any fact or liability on the part of any of the Plan Company or any other member of the Group with respect to any asset to which it or they may be entitled or any claim against it or them. Without prejudice to the generality of the foregoing, nothing in this Explanatory Statement or the issuance thereof evidences to any person, or constitutes any admission by any of the Plan Company or any other member of the Group, that a liability is owed to any person in respect of any claim (including without limitation any Plan Claim) or that any person is or may be a Bondholder. The failure to issue this Explanatory Statement to any Bondholder shall not constitute an admission or allegation by the Plan Company that such person is not a Bondholder.

No person has been authorised by the Plan Company or the Information Agent to give any information or make any representations concerning the Restructuring Plan (including concerning the Plan Company or any other member of the Group) which are inconsistent with this Explanatory Statement and, if made, such representations may not be relied upon as having been so authorised. The Information Agent is an agent of the Plan Company and owes no duty to any Bondholders, express or implied.

The information contained in this Explanatory Statement has been prepared based upon information available to the Plan Company prior to the date of this Explanatory Statement. The delivery of this Explanatory Statement does not imply that, unless expressly stated otherwise, the information in this Explanatory Statement is correct as at any time subsequent to the date of this Explanatory Statement. Save as otherwise agreed, or as required by law, neither the Plan Company nor the Information Agent has any obligation whatsoever to update or revise any of the information, forward-looking statements or the conclusions contained in this Explanatory Statement or to reflect new events or circumstances or to correct any inaccuracies which may become apparent subsequent to the date hereof. To the best of the Plan Company's knowledge, information and belief, the information relating to the Plan Company contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information. The Plan Company has taken all reasonable steps to ensure that this Explanatory Statement contains the information reasonably necessary to enable Bondholders to make an informed decision about the effect of the Restructuring Plan on them.

None of the Bondholders (including the Committee) have authorised the content of this Explanatory Statement or any part of it, nor do they accept any responsibility for the accuracy, completeness or reasonableness of the statements contained within it.

The Trustee has not been involved in the negotiation of the terms of the Restructuring or independently verified the statements and information contained in this Explanatory Statement and the Trustee makes no representation or warranty, express or implied, and assumes no responsibility, as to the accuracy, completeness or adequacy of its contents.

In making a decision in respect of the Restructuring Plan, each Bondholder must rely on its own examination, analysis and enquiry of the Plan Company and the terms of the Restructuring Plan including the merits and risks involved. None of the Advisers have verified that the information contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information and each of those persons expressly disclaims responsibility for such information. Each Bondholder acknowledges that:

(a)   it has not relied on the Information Agent or any Advisers in connection with any investigation of the accuracy of any information contained in this Explanatory Statement (including in making any decision in connection with the Restructuring Plan); and

(b)   it has relied only on the information contained or incorporated in this Explanatory Statement.

This Explanatory Statement has not been reviewed, verified or approved by any rating agency or any regulatory authority. Without prejudice to the representations and warranties given by the Plan Company or any other member of the Group or any directors or officers of any member of the Group elsewhere, to the fullest extent permitted by law, neither the Plan Company nor any other member of the Group nor any directors or officers of the Plan Company or any other member of the Group will have any tortious, contractual or any other liability to any person in connection with the use of this Explanatory Statement. None of the Plan Company nor any other members of the Group accepts any liability whatsoever to any person, regardless of the form of action, for any lost profits or lost opportunity, or for any indirect, special, consequential, incidental or punitive damages arising from any use of this Explanatory Statement, its contents or preparation or otherwise in connection with it, even if the Plan Company or any other member of the Group (as applicable) has been advised of, or has advised of, the possibility of such damages. The Information Agent is the agent of the Plan Company and owes no duty to any Bondholder, express or implied.

Website

Except to the extent expressly set out in this Explanatory Statement neither the content of the Plan Website or any other website (including the Group's website), nor the content of any website accessible from hyperlinks on the Plan Website (including the Group's website) or any other website, is incorporated into, or forms part of, this Explanatory Statement.

Rounding

Certain figures contained in this Explanatory Statement or referred to or incorporated by reference into this Explanatory Statement, including financial, statistical and operating information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this Explanatory Statement or referred to or incorporated by reference into this Explanatory Statement may not conform exactly to the total figure given for that column or row.

Tax

In view of the number of different jurisdictions where tax laws may apply to Bondholders, this Explanatory Statement does not discuss the tax consequences for Bondholders arising from the implementation of the Restructuring Plan. Bondholders are liable for their own taxes and have no recourse to the Plan Company, the Information Agent or any other entity or person named in this Explanatory Statement with respect to taxes arising in connection with the Restructuring Plan. Bondholders who are in any doubt as to the effect of implementation of the Restructuring Plan are urged to consult their own professional advisers regarding the possible tax consequences under the laws of the jurisdictions that apply to them.

Electronic Form

If this Explanatory Statement has been sent to you in an electronic form, you are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of the Plan Company or any member of the Group, the Information Agent or any person who controls, or is a director, officer, employee, agent or any Affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Explanatory Statement issued to you in electronic format and the hard copy version available to you on request from the Information Agent.

You are reminded that the Explanatory Statement has been delivered to you on the basis that you are a person into whose possession it may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorised to deliver the Explanatory Statement or any part of it to any other person other than to a person or persons to whom you have assigned, sold or otherwise transferred your interests as a Bondholder before the Record Time. If you are not the named addressee to whom the Explanatory Statement has been delivered, please notify the sender immediately and destroy the Explanatory Statement.

Restrictions

The issuance of this Explanatory Statement may be restricted by law in certain jurisdictions. Neither the Plan Company nor the Information Agent represents that this Explanatory Statement may be lawfully issued in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating such issuance.

The issuance of this Explanatory Statement to or in certain jurisdictions may be restricted by law or regulation in certain jurisdictions and persons into whose possession this Explanatory Statement comes are requested to inform themselves about, and to observe, any such restrictions. Failure to comply with any such restrictions could result in a violation of the laws of such jurisdictions.

Summary Only

The summary of the principal provisions of the Restructuring Plan contained in this Explanatory Statement is qualified in its entirety by reference to the Restructuring Plan itself, the full text of which is set out in Appendix F (*Restructuring Plan*) of this Explanatory Statement. Each Bondholder is advised to read and consider carefully the text of the Restructuring Plan. This Explanatory Statement has been prepared solely to assist Bondholders in respect of voting on the Restructuring Plan.

IN THE EVENT OF A CONFLICT BETWEEN THE INFORMATION AND TERMS DESCRIBED IN THIS EXPLANATORY STATEMENT AND IN THE RESTRUCTURING PLAN, THE TERMS OF THE RESTRUCTURING PLAN SHALL PREVAIL.

Forward-looking statements

Nothing in this Explanatory Statement shall be deemed to be a forecast, projection or estimate of the future financial performance of the Plan Company and/or any member of the Group except where otherwise specifically stated.

This Explanatory Statement contains statements, estimates, opinions and projections with respect to the Plan Company and members of the Group, and certain plans and objectives of the Plan Company and certain members of the Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar import. These statements are based on numerous assumptions and assessments made by the Plan Company and/or any other member of the Group as appropriate in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors which they believe are appropriate. Although the Plan Company and/or any other member of the Group, as appropriate, believe that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. Such forward-looking statements only speak as at the date of this Explanatory Statement. A number of factors could cause actual results to necessarily differ materially from the results discussed in the forward-looking statements, including, but not limited to, a delay or the failure of the Restructuring Plan to be approved or sanctioned, and the other factors set out or referred to in Part 9 (*Risk Factors*) of this Explanatory Statement. It is up to the recipient of this Explanatory Statement to make its own assessment of the validity of such forward-looking statements and assumptions and no liability is accepted by the Plan Company, the Directors or any other member of the Group in respect of the achievement of such forward-looking statements and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Explanatory Statement.

Risk factors

BONDHOLDERS' ATTENTION IS DRAWN TO CERTAIN RISKS ASSOCIATED WITH THE RESTRUCTURING PLAN THAT ARE SET OUT OR REFERRED TO IN Part 9 (*RISK FACTORS*) OF THIS EXPLANATORY STATEMENT.

Legal, tax and financial advice

Bondholders should not construe the contents of this Explanatory Statement as legal, tax or financial advice.

This Explanatory Statement has been prepared without taking into account the objectives, financial situation or needs of any particular recipient of it, and consequently, the information contained in this Explanatory Statement may not be sufficient or appropriate for the purpose for which a recipient might use it. Any such recipients should conduct their own due diligence and consider the appropriateness of the information in this Explanatory Statement having regard to their own objectives, financial situation and needs. Bondholders are recommended to consult their own professional advisers as to legal, tax, financial or other matters relevant to the action Bondholders should take in relation to the Restructuring Plan, or the implications/consequences of those actions.

Other jurisdictions

The implications of the Restructuring Plan for Bondholders who are residents or citizens of jurisdictions other than the United Kingdom may be affected by the laws of the relevant jurisdictions. Such overseas Bondholders should inform themselves about and observe any applicable legal requirements. Any person outside the United Kingdom who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction should consult independent professional advisers and satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Restructuring Plan, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

Bondholders should consult their own professional advisers with respect to the matters described in this Explanatory Statement, including the legal, financial and tax consequences of the Restructuring Plan in their particular circumstances.

Part 2 – EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

Bondholders should note that the Account Holder Letter must be completed, signed and submitted to the Information Agent, together with the relevant Identification Documents for those wishing to virtually attend the Plan Meeting, as soon as possible and, in any event, so as to be received prior to the Voting Instructions Deadline (5:00 p.m. (London time) on 2 June 2021).

It should be noted that these times and dates are indicative only and may be subject to change. If any of the expected dates change, the Plan Company will give notice of the change to Bondholders via the Plan Website and via the Clearing Systems.

EVENT	EXPECTED TIME AND DATE
Convening Hearing – Court hearing to convene the Plan Meeting	21 May 2021 (time to be confirmed)
Custody Instructions Deadline – the date and time by which Bondholders must submit Custody Instructions to Euroclear or Clearstream (as applicable) to block their Bonds	5:00 p.m. (London time) on 1 June 2021
Voting Instructions Deadline - the latest date and time by which the Information Agent must receive a validly completed Account Holder Letter in order for Bondholders' voting instructions to be taken into account for the purposes of the Plan Meeting and for Bondholders to attend virtually the Plan Meeting	5:00 p.m. (London time) on 2 June 2021[2]
Record Time - the date and time by reference to which the Bondholders' entitlements to vote in the Restructuring Plan shall be assessed	5:00 p.m. (London time) on 2 June 2021[3]
Plan Meeting – the virtual meeting of the Bondholders to vote on the Restructuring Plan[4]	11:00 a.m. (London time) on 4 June 2021[5]
Sanction Hearing – Court hearing to sanction the Restructuring Plan[6]	11 June 2021 (time to be confirmed)

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[1] The dates in this timetable and mentioned throughout this Explanatory Statement assume that the Plan Meeting is not adjourned. No recognition proceedings are envisaged.

[2] Custody Instructions Deadline plus one Business Day

[3] Custody Instructions Deadline plus one Business Day

[4] The Plan Meeting will be held by way of video conference. Please refer to Appendix B (*Instructions and Guidance to Bondholders*) for how Bondholders may virtually attend the Plan Meeting.

[5] Record Time plus two Business Days

[6] The Court will be requested to sanction the Restructuring Plan. The date for that hearing is expected to be 11 June 2021. However, if this date changes, the date of the Sanction Hearing will be announced at the Plan Meeting, to the extent known or otherwise notified to the Bondholders. A notice regarding the date and time of the Sanction Hearing will be put on the Plan Website once the hearing has been scheduled. If the date of the Sanction Hearing changes, the Plan Effective Time and the Restructuring Effective Date will also be affected.

EVENT	EXPECTED TIME AND DATE
Plan Effective Time – the date and time on which the Plan Company delivers an office copy of the Plan Sanction Order to the Registrar of Companies	Same day, or as soon as practicable following, receipt from the Court of an office copy of the Plan Sanction Order (expected to be 11 or 14 June 2021)
Restructuring Effective Date – subject to the satisfaction or waiver (in accordance with the provisions of the Restructuring Implementation Deed) of the Conditions Precedent, the date of completion of the Restructuring following the occurrence of each of the Implementation Steps as defined and set out in the Restructuring Implementation Deed and the occurrence of the Restructuring Effective Time as provided therein.	Expected to be on or around 18 June 2021
Long-Stop Date – the date by which the Conditions Precedent to the Restructuring Implementation Deed must be satisfied	30 June 2021
Allotment and issue of Exchange Shares and Commission Shares to Bondholders – the date on which, to the extent that a validly completed Account Holder Letter, including a confirmation that the relevant Bondholder (or its Nominated Recipient, as applicable) is eligible to receive the Exchange Shares and Commission Shares, is received by the Information Agent prior to the Voting Instructions Deadline, the Exchange Shares and the Commission Shares (if any) shall be allotted and issued to the relevant Bondholders	18 June 2021[7]
Admission of the Exchange Shares and Commission Shares to AIM	18 June 2021
Holding Period Trust Expiry Date - the date on which the Holding Period Trust terminates. Non-Responding Bondholders and Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline will be able to claim (or direct the sale of) their Bonds Exchange Entitlement from the Holding Period Trustee by no later than 10 Business Days prior to the Holding Period Trust Expiry Date, expected to be 6 June 2022.	12 months from the Restructuring Effective Date, expected to be 18 June 2022

---

[7] To be the same day as the Restructuring Effective Date

Part 3 – ARE YOU A BONDHOLDER?

1   ARRANGEMENTS THAT ARE SUBJECT TO THE RESTRUCTURING PLAN

1.1   You will be a Bondholder if, as at the Record Time, you are:

(a)   the beneficial owner of an interest in the Bonds for your own account held through an Account Holder, or a broker or other intermediary; or

(b)   an Account Holder in Euroclear or Clearstream in such capacity, and hold an interest in the Bonds for your own account.

Please note that the Bonds are held in global form, and so there are no registered holders of the Bonds who are Beneficial Owners.

1.2   You will <u>not</u> be a Bondholder:

(a)   in respect of any Bonds you hold for the account or on behalf of someone else. You should deliver this Explanatory Statement to anyone on whose account or on whose behalf you hold an interest in the Bonds; or

(b)   if you are the Trustee (to avoid double-counting in respect of the Plan Claims, and as:

(i)   the Plan Company considers that 'Bondholders' for the purpose of the Restructuring Plan are those persons with a beneficial interest in the Bonds at the Record Time and therefore Bondholders have been invited to participate and vote directly at the Plan Meeting; and

(ii)   the Trustee has not been requested to solicit and has not received any instructions in accordance with the Bond Trust Deed to vote,

the Trustee has confirmed to the Plan Company that it does not currently intend to exercise any voting rights to which it may otherwise have been entitled at the Plan Meeting); or

(c)   if you are the Common Depositary.

1.3   If you are a Bondholder, you should read this Explanatory Statement (including its Appendices) carefully and in full.

1.4   Bondholders are required, for the purposes of voting on the Restructuring Plan and in order to receive their Bonds Exchange Entitlement on the Restructuring Effective Date, to submit an Account Holder Letter prior to the Voting Instructions Deadline. Bondholders are referred to Part 4 (*Summary of action to be taken*) and Appendix B (*Instructions and Guidance to Bondholders*) of this Explanatory Statement for more information.

2   ARRANGEMENTS THAT ARE NOT SUBJECT TO THE RESTRUCTURING PLAN

Excluded Claims

2.1   Only Plan Claims are subject to the Restructuring Plan and the Restructuring. For the avoidance of doubt:

(a) no other Claims of Bondholders against the Plan Company (i.e. Excluded Claims) will be compromised by the Restructuring Plan; and

(b) the claims of the Common Depositary, the Trustee and any Account Holder through whom an interest in the Bonds is held, which correspond to the Plan Claims of Bondholders, will be compromised under the Restructuring Plan.

2.2 If you are in doubt as to the status of your Claim, please contact the Information Agent at hurricane@lucid-is.com.

Part 4 – SUMMARY OF ACTION TO BE TAKEN

In order to be implemented the Restructuring requires, among other things, the Restructuring Plan to be approved at the Plan Meeting.

The Plan Meeting will be held virtually on 4 June 2021 at 11:00 a.m. (London time). In order to participate in the Plan Meeting and to receive their Bonds Exchange Entitlements under the Restructuring Plan on the Restructuring Effective Date, Bondholders will need to take certain actions described below.

It is important that as many votes as possible are cast at the Plan Meeting, so that the Court may be satisfied that there is a fair representation of the opinion of the Bondholders. Bondholders are therefore strongly urged to complete the steps described below in order to vote on the Restructuring Plan at the earliest opportunity. If you are not sure what action you should take, you should contact your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised financial adviser if you are in any territory outside the United Kingdom.

Please read the preceding section "*Are you a Bondholder?*" and Appendix B (*Instructions and Guidance to Bondholders*) of this Explanatory Statement carefully for detailed instructions on the actions to be taken by Bondholders. A summary of such actions is set out below:

(a)   Read this Explanatory Statement as a whole, in conjunction with the documents that accompany it (including the Account Holder Letter and the Restructuring Plan).

(b)   If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to seek your own independent financial, legal and tax advice immediately from your financial, legal and/or tax adviser who is authorised by an appropriate regulatory body.

(c)   If you wish to vote on the Restructuring Plan, whether or not you wish to attend the Plan Meeting virtually and/or vote in person or by proxy, you must (i) complete and submit Custody Instructions by no later than 5:00 p.m. (London Time) on 1 June 2021 (being the Custody Instructions Deadline to block your Bonds), and (ii) complete and submit (or, if you hold your interest in the Bonds via an Account Holder, procure that the Account Holder submits) an Account Holder Letter to the Information Agent as soon as possible and, in any event, so as to be received prior to the Voting Instructions Deadline (5:00 p.m. (London time) on 2 June 2021).

(d)   A form of the Account Holder Letter to be used by the Bondholders is enclosed at Appendix D (*Form of Account Holder Letter*) to this Explanatory Statement.

(e)   Account Holder Letters should be submitted in electronic form online via the Plan Website or in pdf format to the Information Agent at hurricane@lucid-is.com.

(f)   If a Bondholder wishes to amend any voting instructions previously submitted in an Account Holder Letter, it may do so by procuring that a new Account Holder Letter is sent to the Information Agent by the Voting Instructions Deadline. The last validly completed Account Holder Letter received by the Information Agent in respect of a Bondholder prior to the Voting Instructions Deadline will take precedence over any earlier validly completed Account Holder Letters received by the Information Agent in respect of that Bondholder.

(g) **Failure to submit a valid Account Holder Letter by or on behalf of a Bondholder by the Voting Instructions Deadline will mean that the relevant Bondholder will, subject to the Chairperson's discretion, not be entitled to (i) attend the virtual Plan Meeting, or (ii) vote at the Plan Meeting (either in person or by proxy). Any votes purported to be cast by the relevant Bondholder may at the Chairperson's discretion be disregarded.**

(h) Bondholders will require a password to access the Plan Website. A password may be obtained by requesting one via the Plan Website or emailing hurricane@lucid-is.com. Bondholders will be required to provide a custody statement in form satisfactory to the Information Agent in order to obtain a password.

(i) As noted above, with respect to the Restructuring Plan, it is important that as many votes as possible are cast at the Plan Meeting so that the Court may be satisfied that there is a fair and reasonable representation of the opinion of the Bondholders. You are therefore strongly urged to sign and submit your Account Holder Letter by no later than 5:00 p.m. (London time) on 2 June 2021 (being the Voting Instructions Deadline), whether or not you intend to attend virtually the Plan Meeting. In any case, only one individual person may attend virtually the Plan Meeting on behalf of a Bondholder. If a Bondholder wishes to attend the Plan Meeting, they will need to provide Identification Documents to the Information Agent with their Account Holder Letter (or, in any event, prior to the Voting Instructions Deadline).

(j) The nominal amount of the Plan Claim for voting purposes of each Bondholder will be the aggregate principal and accrued but unpaid interest owed to the Bondholder in respect of the Bonds it holds as at the Record Time, as determined by the Information Agent in its sole discretion. The Information Agent shall determine such amount based on the Account Holder Letter submitted in respect of each Bondholder and information confidentially provided to the Information Agent by the relevant Clearing System.

(k) Only the Plan Company (including its agents and Advisers) and the Bondholders are entitled to attend the Plan Meeting. Only Bondholders are entitled to vote at the Plan Meeting (in person or via proxy). Other interested persons and/or their advisers may, at the discretion of the Plan Company, be entitled to attend the Plan Meeting, but as observers only.

(l) It is advisable for Bondholders wishing to attend the Plan Meeting to log into the meeting (using the details provided by the Information Agent) by no later than 10:30 a.m. on 4 June 2021 to ensure that they are able to access the Plan Meeting.

(m) Before the Restructuring Plan can become effective and binding on the Plan Company and the Bondholders it must be (i) approved by the Bondholders, (ii) sanctioned by the Court, and (iii) the Plan Sanction Order must be filed with the Registrar of Companies, as set out in paragraph 1.5 of Part 5 (*Background to and Reasons for the Restructuring Plan*) below.

Part 5 – BACKGROUND TO AND REASONS FOR THE RESTRUCTURING PLAN

1 INTRODUCTION

1.1 You are being sent this Explanatory Statement as a Bondholder. The Plan Company has proposed the Restructuring Plan to the Bondholders in light of its financial difficulties, as described in more detail in paragraph 4 (*Background to the Restructuring Plan and the Restructuring*) of this Part 5.

1.2 There will be one Restructuring Plan between the Plan Company and its Bondholders.

1.3 In the event that the Restructuring Plan is not approved by Bondholders at the Plan Meeting, or if it is approved by Bondholders but not sanctioned by the Court, it is likely that there would be a controlled wind-down of the Group's operations followed by insolvent liquidation of the Plan Company. This would result in negative effects for all stakeholders, including the Bondholders. As set out in more detail at Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), the Plan Company, following discussions with its relevant Advisers, considers that:

(a) the Restructuring Plan will be likely to provide better recoveries to the Bondholders than would otherwise likely be available in the relevant alternative scenario, and

(b) no stakeholder is likely to be worse off as a result of the Restructuring Plan than in the relevant alternative scenario.

1.4 In considering the Restructuring Plan and whether to vote in favour of it, you should not rely only on this Part 5 but you should also consider the more detailed information contained in the remainder of the Explanatory Statement (including its appendices) and the terms of the Restructuring Plan itself.

What is a restructuring plan?

1.5 A restructuring plan is a formal procedure under Part 26A of the Companies Act proposed by a company which has encountered, or is likely to encounter, financial difficulties that are affecting, or will or may affect, its ability to carry on business as a going concern. A restructuring plan enables the company to agree with its creditors or a class of its creditors (and/or, where relevant, its members or a class of its members) a compromise or arrangement in respect of its debts or obligations owed to those creditors (and/or, where relevant, members). A restructuring plan requires the following to occur in order to become legally binding:

(a) either:

(i) the approval of a number representing at least 75 per cent. in value of each class of the relevant creditors (and/or, where relevant, members) of the company present in person or by proxy and voting at each meeting convened by the permission of the Court; or

(ii) if the restructuring plan is not approved by a number representing at least 75 per cent. in value of a class of creditors (and/or, where relevant, members) of the company present in person or by proxy and voting at any plan meeting (the **Dissenting Class**):

(A)   the Court must be satisfied that, if it were to sanction the restructuring plan, none of the members of the Dissenting Class would be any worse off than they would be under the relevant alternative to the restructuring plan (the relevant alternative being whatever the Court considers would be most likely to occur in relation to the company if the restructuring plan were not sanctioned); and

(B)   a number representing at least 75 per cent. in value of a class of creditors (and/or, where relevant, members) present in person or by proxy and voting at the relevant plan meeting who would receive a payment, or have a genuine economic interest in the company in the relevant alternative, must have approved the restructuring plan;

(b)   the approval of the Court by the making of an order sanctioning the restructuring plan; and

(c)   the delivery of the order sanctioning the restructuring plan to the Registrar of Companies.

1.6   If a restructuring plan is approved by the relevant creditors (and/or, where relevant, members) of the company and sanctioned by the Court and the order sanctioning the restructuring plan is delivered as above, the restructuring plan will bind all the creditors and/or members subject to it, both those creditors (and/or, where relevant, members) who voted in favour of it and those creditors (and/or, where relevant, members) who voted against it or did not vote at all and, in each case, their successors and assigns.

1.7   A restructuring plan cannot be sanctioned by the Court unless the Court is satisfied, among other things, that the restructuring plan is in all circumstances fair and reasonable and the classes of creditors (and/or, where relevant, members) voting in respect of the restructuring plan have been properly constituted.

1.8   As considered more fully from paragraph 5.5 (*Single class of Bondholders*) of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), it is proposed that the Bondholders will form the sole class of creditors under the Restructuring Plan. The provisions set out above in respect of a Dissenting Class will therefore not be relevant to the Restructuring Plan.

1.9   As set out at paragraph 3.3 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) below, if the Restructuring Plan is sanctioned by the Court, the Plan Company considers that the shareholder approvals which would ordinarily be required in connection with the restrictions on the directors' power to allot shares and the application of pre-emption rights of existing shareholders will not apply, pursuant to sections 549(3A) and 566A of the Companies Act. The Plan Company considers this to be fair, as absent the Restructuring the shareholders of the Plan Company would have no prospect of obtaining any return on their shares.

The Plan Meeting

1.10   The Court has granted the Plan Company permission to convene a single virtual meeting of the Bondholders to consider and, if thought fit, approve the Restructuring Plan proposed by the Plan Company.

1.11 The Plan Meeting will be held virtually from 11:00 a.m. (London time) on 4 June 2021. The Chairperson will address all Bondholders of the Plan Company, following which the proxy votes delivered by Bondholders will be announced to the Plan Meeting.

Plan Website

1.12 The Plan Documents can be accessed and downloaded by Bondholders from the Plan Website at https://deals.lucid-is.com/hurricane.

1.13 Bondholders will require password details to access the Plan Website. Password details can be obtained via the Plan Website or by emailing hurricane@lucid-is.com. Bondholders will be required to provide a custody statement in form satisfactory to the Information Agent in order to obtain a password. A Bondholder may also request a paper copy of the Explanatory Statement (which includes the Restructuring Plan and certain key documents referred to in the Restructuring Plan) free of charge from the Plan Company's Solicitors by email to hurricane@dentons.com.

1.14 For any questions regarding access to the Plan Website, or if you encounter any technical difficulties in accessing any Plan Documents via the Plan Website, please contact the Information Agent using the details set out in paragraph 1.15 below.

1.15 If you have any questions in relation to this Explanatory Statement or the Restructuring Plan generally, please contact the Information Agent using the contact details below:

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Attention: David Shilson / Sunjeeve Patel
Telephone: + 44 20 7704 0880
Email: hurricane@lucid-is.com

2 OVERVIEW OF THE GROUP'S BUSINESS

The Plan Company

2.1 The Plan Company is a public limited company, incorporated and registered in England and Wales on 29 September 2004 with registration number 05245689.

2.2 The Plan Company's shares are listed on the Alternative Investment Market of the London Stock Exchange (**AIM**), and as such the Plan Company is subject to regulation under the AIM Rules by the London Stock Exchange.

The Group

2.3 The **Group** comprises the Plan Company, Hurricane Holdings Limited, Hurricane GLA Limited (**GLA**), Hurricane GWA Limited, Hurricane (Whirlwind) Limited, Hurricane (Strathmore) Limited, Hurricane Group Limited, Hurricane Petroleum Limited and Hurricane Basement Limited, as set out in the below structure diagram:


Hurricane Energy Plc
100%
Hurricane Holdings Limited
100%
Hurricane GLA Limited
100%
Hurricane GWA Limited
100%
Hurricane (Whirlwind) Limited
100%
Hurricane (Strathmore) Limited
100%
Hurricane Group Limited[1]
100%
Hurricane Petroleum Limited
100%
Hurricane Basement Limited

The Business

2.4 The Group operates an oil and gas business based in the UK, and is focused on the exploration and exploitation of hydrocarbon resources in naturally fractured basement reservoirs on the UK Continental Shelf. Fractured basement reservoirs represent a new play on the UK Continental Shelf and the Group is pioneering this play in the UK with a focus on the Atlantic margin, West of Shetland.

Licences

2.5 The Group has a portfolio of contiguous offshore licences on the UK Continental Shelf, West of Shetland. These licences are held by various Group Companies which have been issued by the OGA, conferring exclusive rights to 'search and bore for and get' petroleum. The Plan Company is the operator under each licence.

2.6 The UK Continental Shelf, West of Shetland area is a proven petroleum basin with a number of large producing oil fields. The Group's licences are focused on the Rona Ridge, a major NE-SW trending basement feature.

2.7 Since first acquiring its licences in 2005, the Group has carried out an extensive work programme drilling eight wells, including two side-tracks, among other works. This drilling campaign has led to a number of significant discoveries in the Plan Company's acreage, including the Lancaster Area from which, at the P6 Well, it is now producing.

2.8 An important asset holder in the Group is GLA, being the licence holder for the Lancaster Area and the counterparty to a number of key asset agreements, including the Bareboat Charter.

Key commercial arrangements

2.9 The Group's key commercial arrangements comprise the following:

(a)   a joint operating agreement with Spirit Energy in respect of licence P1368 (blocks 205/26b P1368S (South Sub-Area)) and P2294 (blocks 204/30b ALL and 205/26D ALL) which relate to acreage that is still in discovery/exploration and appraisal stage and not in production;

(b)   the Bareboat Charter, being a bareboat charter of a FPSO called "the Aoka Mizu" between GLA and Bluewater (Aoka Mizu) B.V.;

(c)   a production, operation and services agreement with Bluewater Lancaster Production (UK) Ltd;

(d)   the BP Sales Agreement, being an agreement for the supply and purchase and marketing of crude oil with BP Oil International Limited; and

(e)   an agreement for the provision of well engineering, well operations management and well operator services with Petrofac Facilities Management Limited.

Joint operating agreement with Spirit Energy

2.10   In September 2018 Spirit Energy acquired 50 per cent. of the Group's interest in licences for areas known as "Lincoln" (P.1368 South sub-area) and "Warwick" (P.2294), these areas together comprising the Greater Warwick Area. The Greater Warwick Area is currently being appraised/developed through the joint venture between Hurricane GWA Limited (50 per cent.) and Spirit Energy (50 per cent.), with the Plan Company as operator. The joint venture drilled three wells on the Greater Warwick Area with limited, if any, success. Two of those wells were plugged and abandoned in 2019, and the remaining well is scheduled to be plugged and abandoned in the summer of 2021. The joint venture is obliged to commence drilling a commitment well on Lincoln on or before 30 June 2022, failing which Lincoln will be relinquished. Spirit Energy holds no interest in the Lancaster Area.

Bareboat Charter

2.11   Pursuant to the Bareboat Charter, GLA leases from Bluewater a FPSO called the "Aoka Mizu", capable of receiving and processing crude oil and storing and exporting such processed stabilised crude oil to a trading tanker. GLA pays a pre-agreed day rate to lease the vessel, an incentive tariff and a production and operating service agreement day rate and management fee. The current day rate is US$25,000 per day and the incentive tariff is 9 per cent. of the net back sales price of crude oil sales. Under the Bareboat Charter, the day rate will increase on 5 June 2021 to US$75,000 per day, which will result in an additional US$1.5 million of monthly operating expenses from that date. Also from that date the incentive tariff will decrease to 8 per cent.

2.12   The initial term of the Bareboat Charter will expire in June 2022, unless, by no later than 4 June 2021, the Group exercises an option to extend for a period of three years, to June 2025. There is no possibility, on the current contractual terms, to extend the Bareboat Charter for a shorter period. As set out further at paragraph 7.6 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) below, the Restructuring Plan is dependent on the Bluewater FPSO continuing to be available to the Group. For the reasons set out at Part 9 (*Risk Factors*), the Plan Company is currently in negotiations with Bluewater in relation to the extension of the Bareboat Charter for a shorter period than is currently contemplated by its terms (i.e. less than three years).

2.13   The position with respect to Bluewater and the extension of the term of the Bareboat Charter is discussed further at Part 9 (*Risk Factors*), and this should be reviewed by Bondholders.

3   THE GROUP'S FINANCING ARRANGEMENTS

3.1   In 2017, the Plan Company successfully completed a fundraising comprising a US$300,000,000 equity placing (a secondary offering to institutional investors, which did not amount to a public offering) and the placement of the Bonds (the **Fundraising**).

3.2   The Group's only source of debt finance derives from the Bonds, which are outstanding in full as at the date of this Explanatory Statement (amounting to US$230,000,000). The Bonds were constituted by the Bond Trust Deed dated 24 July 2017, and have a final maturity date in July 2022.

3.3   The Bondholders represent 95.2 per cent. of the Plan Company's unsecured creditor claims. The remaining unsecured creditors of the Plan Company largely consist of (a) trade creditors and (b) Spirit Energy as a contingent creditor (in respect of a guarantee given by the Plan Company concerning the obligations of Hurricane GWA Limited under its joint venture with Spirit Energy). Aside from the Bondholders, the claims of the other creditors of the Plan Company will not be compromised under the Restructuring Plan.

3.4   The Plan Company provides parent company support to GLA in the form of an intercompany loan, which represents 97.5 per cent. of GLA's unsecured liabilities, and also provides head office functions and other Group services. Bondholders do not have a direct creditor claim into GLA, but indirectly via the Plan Company's creditor claim in respect of the intercompany loan made available to GLA by the Plan Company.

4   BACKGROUND TO THE RESTRUCTURING PLAN AND THE RESTRUCTURING

The Lancaster Area

4.1   On 7 February 2017, the Plan Company announced the results of a technical analysis of wells drilled during 2016, which were interpreted as demonstrating producible oil down to an oil water contact at the Lancaster Area (**Lancaster OWC**) of 1,678m true vertical depth (sub-sea). This "deep" oil water contact in turn supported the Plan Company's estimates of material contingent resources and anticipated reserves for the Lancaster Area, the magnitude of which were supported by an independent competent person's report written by RPS Energy and dated 2 May 2017 (the **Lancaster CPR**), which used a range of OWCs ranging from 1597-1678m TVDSS post the 205/21a-7 well. The Plan Company has made a number of related announcements to the market since this date.

4.2   In successfully completing the Fundraising in the summer of 2017, the Plan Company relied extensively on the technical results of the Lancaster CPR. The Fundraising enabled the Plan Company to commence development work at the Lancaster Area. The equity placing that formed part of the Fundraising was a secondary offering to institutional investors and did not amount to a public offering.

Lancaster Area underperformance

4.3   When oil production commenced at the Lancaster Area in May 2019, some water production began from one EPS well almost immediately, and steadily increased to levels which were inconsistent with the Group's original reservoir model and the Lancaster CPR, which anticipated little or no water production for a number of years. A second EPS well also began to cut water from late 2019. Reservoir pressure also declined at a faster rate than anticipated.

4.4   In late 2019, this early water production was interpreted as coming from a finite "perched water" zone in one well, and that interference between the two EPS wells (which had been drilled relatively close to one another laterally) may be causing a local reservoir pressure decline.

4.5   Water production increased further during the second quarter of 2020, and instability in the flow regime in one well (known as the 205/21a-7Z well) was initially attributed to interference between the wells, which lead to a decision to shut in the 205/21a-7Z well. This was announced to the market on 22 May 2020, and production guidance was suspended.

4.6   On 8 June 2020, the Plan Company announced that it had decided to launch a comprehensive technical review (the **Technical Review**), and commenced a data gathering exercise to review matters relating to the Lancaster Area and its other assets.

4.7   On 11 September 2020, the Plan Company announced 'Half-year Results 2020 & Technical Update' (the **September 2020 RNS**) explaining that the Plan Company had completed a preliminary reassessment of the Lancaster Area.

4.8   The September 2020 RNS announced, amongst other things, that:

(a)   the Lancaster Area field geology was now understood to be more complex than previously thought, and that new technical interpretations of EPS production data and a re-examination of previous data had resulted in recognition that the Lancaster OWC is now considered to be at 1,330m true vertical depth (sub-sea), 267-348m shallower than was previously interpreted in the 2017 Lancaster CPR, and consistent with the early water production observed;

(b)   the Plan Company's unaudited best estimates of reserves and resources from the Lancaster Area were significantly reduced; and

(c)   very low oil prices during 2020, ongoing oil price volatility, and changes to the Plan Company's oil production forecasts resulting from the reserves downgrade, might impact the Plan Company's ability to repay or refinance its Bond debt in full by the maturity date of 24 July 2022, without additional funding and/or potential dilution to shareholders.

4.9   Further technical work is ongoing. Since the September 2020 RNS, Lancaster Area oil production from the single EPS well has continued to decline slowly and water cut continues to increase. The Plan Company is keeping these trends under review, as considerable uncertainty remains as to the future rate of decline of production.

4.10   To further evaluate these trends, the Plan Company commissioned a new competent person's report based on additional data available at 31 December 2020, which was published on 27 April 2021. The results of this report broadly supported the Plan Company's September 2020 estimates.

Oil price movements

4.11   In the first half of 2020, oil prices declined sharply due to supply and demand factors, which included the impact of the COVID-19 pandemic and increases in Saudi Arabian production, with Dated Brent falling from a high of US$69/bbl in early January to a low of US$13/bbl in

April, before stabilising to the US$40-$45/bbl range for most of the remainder of the year. The Group had no oil price hedges in place during H1 2020 and purchased put options at an average strike price of US$35/bbl to cover a proportion of production across July to December 2020, which expired out of the money. Low oil prices during 2020 reduced the level of operating cash flow. The reduction in reserves and resources for the Lancaster Area and other assets led to a material impairment in the value of fixed assets and a reduction in the carrying amount of the Plan Company's deferred tax assets. The lower oil price environment has also had an impact on the Group's forecast investment programme.

Other reasons for underperformance

4.12   As part of the original Lancaster Area development plan approval from the OGA, the Plan Company was required to provide security for its decommissioning liability on the Lancaster Area on a post-tax basis. This had been satisfied by way of a decommissioning bond since February 2019. Following the September 2020 RNS, the decommissioning bond provider has requested that the Plan Company provide cash collateral for 100 per cent. of the bond's value. The decommissioning bond was therefore terminated by mutual agreement, and the Plan Company placed £16.8 million of cash security in trust in order to continue to meet the obligation to provide post-tax security for the estimated cost of decommissioning the production wells, subsea infrastructure and related FPSO costs for the Lancaster EPS.

4.13   In April 2021, BEIS-OPRED informed the Plan Company of its intention to issue a notice under section 38 of the Petroleum Act 1998 to the Plan Company requiring it to provide additional security for the sum of £11.2 million, as BEIS-OPRED considered security should be posted on a pre-tax basis. This means that the Plan Company will shortly be required to place a further £11.2 million of cash in trust. A total of £28 million relating to decommissioning security will therefore now be held in trust, ring fenced for decommissioning costs, and so not available to the Plan Company to repay the Bonds in July 2022.

Impact of COVID-19 on the Group's operations

4.14   The COVID-19 pandemic has posed significant challenges to UK Continental Shelf oil and gas operations. The pandemic has restricted crew movements, limiting offshore manning to essential personnel only since March 2020. The Group has worked closely with its contractors, suppliers and local authorities to manage the impact of these restrictions on its employees and the Group.

4.15   COVID-19 restrictions and requirements have resulted in some incremental costs incurred over and above normal operations (for example, testing, standby emergency response costs and additional accommodation). However, these have not had a material impact on the Group's financial position. The Group has not made use of any UK Government support schemes introduced as a result of COVID-19.

Steps taken to manage liquidity of the Group and current financial position

4.16   At current production levels and oil prices, the Lancaster Area is generating positive cash flow. However, the reduced estimates of the Lancaster Area reserves announced in September 2020, and the impact of producing from only one well with effect from May 2020, have negatively impacted anticipated future cash flows. Furthermore, during the period of severely depressed oil prices in the first half of 2020, the Lancaster Area was operating at or around operational break-even levels, meaning that it was not able to materially contribute to the Group's liquidity for a period of time. The cumulative effect of this will result, the Plan Company anticipates, in a liquidity shortfall as against forecasts. As a consequence, whilst the Plan Company will be able to continue to service interest on the Bonds, it is likely to be unable to repay the Bonds at the final maturity date in July 2022, based on expected future cash flows from the Lancaster Area.

4.17   The Plan Company manages liquidity by maintaining adequate cash and cash equivalents where possible to cover its liabilities as and when they fall due. Methods of achieving this include utilising receivable factoring to accelerate receipt of cash due from crude oil sales (accelerating from due on standard payment terms to receipt within 2-3 working days after lifting), and cash calling amounts in advance from joint operation partners if required. The Plan Company also carries out a treasury function, placing cash on short term deposit to maximise interest, and is careful to spread deposits between a range of deposit takers to mitigate risk of failure by any particular financial institution. For deposits lodged at banks and financial institutions, only those parties with at least investment grade credit ratings assigned by an international credit rating agency are accepted by the Plan Company. Similarly, where the Plan Company enters into factoring arrangements to accelerate the receipt of cash from sales of crude oil, only banks with at least investment grade credit ratings are used. Crude oil price risk is partially mitigated by a proportion of cost of sales (the FPSO incentive tariff) being linked to the price of crude oil sold, although no hedging arrangements in respect of crude oil are currently in place.

4.18   In 2020, the Plan Company generated revenue of US$180 million from the sale of 5.1 million barrels of crude oil over 12 cargoes, at an average realised price of US$35 per barrel. Production for the year averaged 13,900 barrels of oil per day. Cash production costs per barrel (defined as cost of sales under IFRS, less depreciation of oil and gas assets (including right-of-use assets) and accounting movements of crude oil, plus fixed lease payments (payable for leased oil and gas assets) averaged US$18 per barrel for the year. The Plan Company closed the year with a net free cash position (defined as unrestricted cash and cash equivalents, plus current financial trade and other receivables, current oil price derivatives, less current financial trade and other payables) of US$111 million.[8]

4.19   For the first quarter of 2021 (ended 31 March 2021), production averaged 11,200 barrels of oil per day; the decrease versus 2020 being attributable to a decision to reduce production from the P6 Well for reservoir management purposes, natural decline, and the impact of an unscheduled well intervention in March 2021. During the quarter, 0.96 million barrels of crude oil were sold over two cargoes, generating revenue of US$55 million at an average realised price of US$57 per barrel. Cash production costs for the first quarter of 2021 averaged US$25 per barrel, the increase versus the 2020 average noted above reflecting lower production rates and the higher incentive tariff payable due to increased oil prices. The net free cash position (as defined above) as at 31 March 2021 was US$127 million, the increase from 31 December 2020 being attributable to US$33 million cash generated from production operations, with the main cash outflows comprising one quarter interest payments on the Bonds, capital expenditure, and general and administrative costs (which include material non-recurring professional fees incurred in connection with the proposed Restructuring Plan and Restructuring).[9]

4.20   An overview of the Group's assets and liabilities as at 31 March 2021 are set out at pp.16-23 of the Outcome Report.

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[8] Note: all figures in this paragraph, including those relating to full year 2020, are unaudited and subject to change
[9] Note: all figures in this paragraph, including those relating to full year 2020, are unaudited and subject to change

Negotiations in relation to the Restructuring and the Lock-up Agreement

4.21   For the reasons set out above, the Plan Company has encountered, or at the very least is likely to encounter, financial difficulties that will, or may, affect its ability to carry on business as a going concern.

4.22   Consequently, since September 2020 the Plan Company has engaged in substantive discussions with certain key stakeholders (including the Committee), with a view to (amongst other things) ensuring the Group's solvency and viability through a potential financial restructuring of the Bonds and allowing for consideration of possible further development options for the Lancaster Area.

4.23   The Committee, which consists of certain Bondholders, was formed in September 2020, and has appointed legal, financial and technical advisers. The Committee and its Advisers have been given access to detailed financial and legal information about the Group, and have had extensive discussions and correspondence with the Group's management and its Advisers.

4.24   In the course of those discussions with the Committee and its Advisers, it became apparent that the Group requires a financial restructuring of the Bonds, and also a restructuring of its capital structure, in order to provide a stable platform upon which it can continue to operate its business.

4.25   The ongoing discussions between the Plan Company and the Committee have resulted in the Plan Company proposing the Restructuring Plan to Bondholders in order to implement the Restructuring.

4.26   On 7 April 2021, the Plan Company released an announcement entitled 'Competent Person's Report on West of Shetland Assets & Stakeholder Engagement Update'. This announcement noted that:

(a)   there was a risk of significant dilution to existing shareholders of the Plan Company from a possible restructuring and/or partial equitisation of the Bonds, and of potentially limited or no value being returned to shareholders; and

(b)   if no agreement were to be reached with the Plan Company's stakeholders on additional development activity at the Lancaster Area, the field could continue to produce from the P6 Well before reaching its economic limit, and that the field may then be decommissioned, with potentially limited or no value returned to shareholders.

4.27   In light of the terms of the Restructuring and, in particular, the significant dilution of the Plan Company's existing shareholders which will occur as a result of the Bonds Exchange, since April 2021 the Plan Company has sought to engage with certain large shareholders, in order to ascertain whether they would be willing to engage with the Plan Company in relation to the terms of the Restructuring or otherwise provide financial support to the Plan Company. As at the date of this Explanatory Statement, one major shareholder has held discussions with the Plan Company, but this shareholder has not undertaken, or given any indication that it would be willing, to provide additional financial support sufficient to dispense with the need for the Restructuring. Another major shareholder indicated to the Plan Company's nominated advisor that it would not be prepared to enter into confidential discussions regarding an unnamed company, being the Plan Company, that would involve the sharing of inside information in respect to that company and during which the identity of the Plan Company would have been disclosed. Since the launch of the Practice Statement Letter on 30 April 2021, this major shareholder has requested the resignation of both the chairman and the senior independent Director of the Plan Company. Both Directors retain the full support of the Board.

4.28   On 30 April 2021, the Plan Company, certain other members of the Group, the original Participating Bondholders and the Information Agent entered into the Lock-up Agreement, pursuant to which the parties (except for the Information Agent) committed to support the Restructuring and the Restructuring Plan and its implementation, subject to the terms of the Lock-up Agreement and the appended term sheet. Bondholders who were not a party to the Lock-up Agreement as of the date it became effective are permitted to accede to it. As at the date of this Explanatory Statement, 83.25 per cent. by value of Bondholders have acceded to the Lock-up Agreement. A summary of the key terms of the Lock-up Agreement is set out below at paragraph 2 (*Summary of the Key Terms of the Lock-up Agreement*) of Part 8 (*Summary of the Terms of Certain Restructuring Documents*). The Plan Company entering into the Lock-up Agreement, and the proposal of the Restructuring Plan, constituted an Event of Default and a Potential Event of Default under the terms and conditions of the Bonds (the **Defaults**), and the Plan Company has notified the Bondholders and the Trustee accordingly. As of the date of this Explanatory Statement, the Trustee has not been instructed by the Bondholders to take any action in relation to the Defaults. If approved, the Restructuring Plan includes an instruction to the Trustee to waive any Event of Default or Potential Event of Default which may have arisen from any action taken by the Plan Company or any Group Company in connection with the Restructuring Plan, the Restructuring Documents and/or the Restructuring, including the Defaults.

4.29   No fee or financial or other incentive was or will be given to any Bondholder either to enter into the Lock-up Agreement or vote in support of the Restructuring Plan. In accordance with the terms of the Lock-up Agreement and separate fee agreements, the Plan Company has agreed to pay fees and disbursements incurred by the Advisers to the Committee in connection with the Restructuring Plan and the Restructuring.

Part 6 – OVERVIEW OF THE RESTRUCTURING PLAN, THE RESTRUCTURING AND ITS EFFECTS

This section contains a brief overview of the Restructuring Plan and the Restructuring. The summary information does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by references to, the more detailed information presented elsewhere in this Explanatory Statement and the Restructuring Plan.

1   RESTRUCTURING PLAN OVERVIEW

The purpose of the Restructuring Plan

1.1   The Plan Company is likely to be unable to repay the amount due on the Bonds at maturity. The primary aim of the Restructuring Plan is to facilitate the Restructuring, and thereby reduce, mitigate the effect of, and/or eliminate, the Plan Company's financial difficulties. The Plan Company believes that the Restructuring will:

(a)   enable the Plan Company to avoid breaching its repayment obligations upon the maturity of the Bonds by extending the maturity date of the Bonds; and

(b)   reduce the amount due upon maturity of the Bonds by approximately US$50,000,000 (subject to rounding), so that the Plan Company possesses a strengthened balance sheet and a more appropriate debt service profile.

1.2   Based on financial forecasts, utilising the Plan Company's technical cases and financial model, which take into account a number of market variables as well as the Plan Company's ordinary course of business, the Plan Company considers that compromising the Plan Claims in the manner contemplated by the Restructuring Plan is likely to maximise value for its stakeholders, including the Bondholders. In particular, the Plan Company, following discussions with its relevant Advisers, considers that under the Restructuring Plan:

(a)   Bondholders will have a real prospect of receiving a better return than in the relevant alternative, which is for the Plan Company to enter a controlled wind-down followed by an insolvent liquidation (as set out further below at paragraph 6 (*Consequences if the Restructuring Plan is not sanctioned or the Restructuring is not implemented*)); and

(b)   no stakeholder is likely to be worse off as a result of the Restructuring Plan than in the relevant alternative.

1.3   Additionally, by implementing the Restructuring Plan, the outcome for the Plan Company, its business, and its operations and employees is likely to be better than in the event of the relevant alternative.

1.4   Consequently, the Plan Company considers, following discussions with its relevant Advisers, that the implementation of the Restructuring Plan is in the best interests of the Plan Company's stakeholders taken as a whole (including the Bondholders).

1.5   This Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) contains an overview of the key terms of the Restructuring. For a more detailed summary of certain key underlying Restructuring Documents, please see Part 8 (*Summary of the Terms of Certain Restructuring Documents*) of this Explanatory Statement.

The Restructuring and its effect on Bondholders

1.6   The Restructuring comprises a part debt for equity exchange (the **Bonds Exchange**), which shall take place by way of the pro rata release of approximately US$50,000,000 of the outstanding principal amount of the Bonds (subject to rounding) in consideration for:

(a)   the allotment and issue by the Plan Company of the Exchange Shares (representing in aggregate, together with any Commission Shares, approximately 95 per cent, of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date) to the Bondholders on the Restructuring Effective Date (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders which have not appointed a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee); and

(b)   the allotment and issue by the Plan Company of the Commission Shares to the Bondholders on the Restructuring Effective Date (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders which have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee),

such Bonds Exchange to be implemented pursuant to the Restructuring Plan.

1.7   In addition, under the Restructuring, prior to the Bonds Exchange various amendments to the terms and conditions of the Bonds and associated documents will be made, including but not limited to:

(a)   the extension of the maturity date of the Bonds to 31 December 2024;

(b)   the amendment of the minimum denomination of the Bonds to U.S$150,000 plus integral multiples of U.S$1 in excess thereof (with any fractions rounded down to the nearest U.S$1);

(c)   the grant of upstream guarantees (capped at U.S$155,000,000 in the case of GLA, such cap to reduce on a dollar for dollar basis to the extent of cash payments made in respect of the Outstanding Redemption Amount or cash interest under the Bonds following the Restructuring Effective Date and to be increased by way of agreement between the Plan Company and an extraordinary resolution of the Bondholders which is a special quorum matter) and supporting first priority security by the Guarantor Subsidiaries over certain unencumbered assets and undertakings (including, amongst other things, floating charges over certain bank accounts);

(d)   the grant of first priority security by the Plan Company over certain unencumbered assets and undertakings (including, amongst other things, a fixed charge over a specific bank account restricting the use of certain funds for purposes other than to pay amounts due in respect of the Bonds and floating charges over other bank accounts);

(e)   an increase in the cash coupon from 7.5 per cent. to 9.4 per cent. per annum and the introduction of an additional payment-in-kind (**PIK**) coupon of 5.0 per cent. per annum. The PIK amount shall be capitalised by being added to the Outstanding Redemption Amount on each Interest Payment Date. The Plan Company in its capacity as issuer shall have the option, in its discretion, to issue PIK Notes on any

Interest Payment Date, in accordance with the terms set out in the Trust Deed. The cash and PIK coupons shall both be calculated on the Outstanding Redemption Amount from time to time;

(f)   on each Interest Payment Date, if the Group has an Excess Cash Flow Amount (being the Net Free Cash minus (i) the Cash Sweep Threshold and (ii) the amount of cash interest due on that Interest Payment Date) such Excess Cash Flow Amount shall be applied towards repayment of the Outstanding Redemption Amount of the Bonds in the order of priority set out in the Trust Deed. Net Free Cash is the sum of Cash and Cash Equivalent Investments and Net Current Receivables. The Cash Sweep Threshold is a certain minimum free cash amount that varies over time from U.S$105,000,000 plus any Unprovisioned Decommissioning and Abandonment Liability to U.S$45,000,000 plus any Unprovisioned Decommissioning and Abandonment Liability;

(g)   the introduction of various further restrictive and information covenants, including, but not limited to:

   (i)   a more restrictive negative pledge provision;

   (ii)   a tighter restriction on the incurrence of indebtedness;

   (iii)   restrictions in respect of the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter, the POSA and the BP Sales Agreement, including that no actions are taken which could reasonably be expected to result in a breach of any of the terms of the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter or the BP Sales Agreement;

   (iv)   restrictions on disposals and acquisitions;

   (v)   restrictions on joint ventures;

   (vi)   restrictions on capital expenditure;

   (vii)   new announcement obligations;

   (viii)   restrictions on treasury transactions; and

   (ix)   a new financial covenant for the Group to maintain at all times Cash and Cash Equivalent Investments of not less than U.S$45,000,000 until the permanent cessation of all production at the Lancaster Area;

(h)   the constriction of the event of default provisions and the addition of certain new events of default, including but not limited to the following:

   (i)   a failure to pay amounts due on the Bonds;

   (ii)   cross-default;

   (iii)   insolvency and insolvency proceedings;

   (iv)   cessation of business;

   (v)   unlawfulness;

	(vi)	material litigation;

	(vii)	the occurrence of a public announcement in respect of certain negative forecasts contained in a simulation model;

	(viii)	any event or circumstance occurs which has a Material Adverse Effect (taking into account the Restructuring Business Plan, or if more recent, any Investment Business Plan in respect of an Approved Investment Case);

	(ix)	the occurrence of an Average Forecasted Production Event (being where Lancaster Field Production is, over any three consecutive month period, at a level that is 40 per cent. or more below the applicable forecast);

	(x)	breaches of the terms of the P1368 Licence or Lancaster Field FDP unless remedied within 30 days; and

	(xi)	subject to any applicable grace period, the cessation of production from the Lancaster Field on a date which is earlier than the date anticipated under the Restructuring Business Plan, or if more, recent, any Investment Business Plan in respect of an Approved Investment Case, or as otherwise agreed by Bondholders; and

(i) the removal of the existing Bondholder conversion option, to be replaced by a new conversion option, exercisable by the Plan Company after the extended maturity date of the Bonds, provided that, amongst other things, all production at the Lancaster Area has ceased permanently and all cash realisations of remaining assets of the Plan Company and the Guarantor Subsidiaries have been applied towards outstanding liabilities (including the Amended Bonds) in accordance with the applicable order of priority.

Unless otherwise defined, terms used in this paragraph 1.7 and paragraph 1.8 below shall have the meaning given to then in the Bond Trust Deed as amended and restated as the "First Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed, and the terms "Bond" and "Bond Trust Deed" shall be construed accordingly.

1.8 In light of the Bonds Exchange, the amount due upon the extended maturity of the Bonds shall be approximately U.S$180,000,000.

1.9 In addition, the amendments to the terms and conditions of the Bonds will provide that a management incentive plan may be approved by an extraordinary resolution which is a special quorum matter.

1.10 The Amendment and Restatement Agreement to the Bond Trust Deed will further provide that:

(a) the principal amount of the Bonds being released as consideration for the issuance of the Exchange Shares (being approximately U.S$50,000,000) will be deemed to be equal to such amount in GBP at the Agreed Rate; and

(b) all amounts of cash pay interest which have accrued up to and excluding the Restructuring Effective Date under the Bond Trust Deed (but remain unpaid on that date) shall be paid on the Interest Payment Date falling in July 2021 at the same time as the interest is paid under the terms of the Amended and Restated Bond Trust Deed and the terms and conditions of the Amended Bonds.

1.11 The key terms of the documents associated with the amendments to the Bonds referred to in paragraph 1.7 above, being the Lock-up Agreement (including the term sheet scheduled thereto), the Amendment and Restatement Agreement relating to the Bond Trust Deed, the Amended and Restated Bond Trust Deed, the Amended and Restated Paying, Calculation and Transfer Agency Agreement and the Deed of Charge, are summarised in Part 8 (*Summary of the Terms of Certain Restructuring Documents*) and each of the foregoing will be available, at https://deals.lucid-is.com/hurricane or by contacting the Information Agent via email at hurricane@lucid-is.com following the Convening Hearing.

The Restructuring Implementation Deed

1.12 The Restructuring will be effected pursuant to the Restructuring Implementation Deed. The purpose of the Restructuring Implementation Deed is to provide a legal framework for the implementation of the Restructuring, setting out the Implementation Steps and sequence in which they must occur in order for the Restructuring Effective Time (as defined in the Restructuring Implementation Deed) to occur.

1.13 Pursuant to the Restructuring Plan, each of the Bondholders (on their own behalf and on behalf of any Nominated Recipient) will:

(a) authorise the Plan Company (or its agent or nominee) to execute on behalf of the Bondholders any Restructuring Document;

(b) authorise the Plan Company (or its agent or nominee) to take such steps or actions as may be reasonably necessary or desirable to give effect to the terms of, or otherwise to implement the Bonds Exchange and the other transactions contemplated in, the Restructuring Implementation Deed and the Restructuring Documents; and

(c) instruct the Trustee to execute the Restructuring Implementation Deed and the associated Restructuring Documents, to provide the waivers and releases contemplated therein, and to take such steps or actions as may be reasonably necessary or desirable to give effect to the terms of, or otherwise to implement the Bonds Exchange and the other transactions contemplated in, the Restructuring Implementation Deed and the Restructuring Documents.

1.14 The Restructuring Implementation Deed is a deed entered into between the Plan Company, the Guarantor Subsidiaries, the Information Agent, the Trustee, the Principal Paying, Calculation and Transfer Agent, the Registrar and the Holding Period Trustee. It is anticipated that the Plan Company will enter into the Restructuring Implementation Deed as soon as practicable following the Plan Effective Time. The Guarantor Subsidiaries, the Information Agent and the Holding Period Trustee will each undertake to the Plan Company and the Court to abide by and be bound by the Restructuring Plan. The Trustee and U.S. Bank Trustees Limited as prospective security trustee will deliver a letter to the Plan Company under cover of which they will indicate their intention to enter into the documents to which they are a party if the Plan Effective Time occurs.

1.15 Once executed, the Restructuring Implementation Deed will govern the steps that will be taken to implement the Restructuring. A complete copy of the Restructuring Implementation Deed is set out as part of the Restructuring Plan at 0 A (*Restructuring Implementation Deed*) of the Restructuring Plan and the key provisions of the Restructuring Implementation Deed are summarised in paragraph 3 of Part 8 (*Summary of the Terms of Certain Restructuring Documents*) below.

Releases

1.16   The terms of the Restructuring Plan will also provide that, with effect on and from the Restructuring Effective Date each Bondholder shall:

(a)   waive, release and discharge each and every Liability of the Plan Company and each Group Company, any director, officer and/or employee of the Plan Company or of any other Group Company as at the date of the Sanction Hearing, each Adviser (including the Information Agent), each member of the Committee, the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent, the Principal Paying, Transfer and Conversion Agent, the Registrar and each Bondholder (together, the **Released Parties**) to that Bondholder which each Released Party ever had, or may have or can, shall or may have in relation to or arising out of or in connection with:

(i)   the preparation, negotiation, sanction, execution or implementation of the Restructuring Plan (including, but not limited to the Restructuring Implementation Deed) and/or the Restructuring; and/or

(ii)   any event or circumstances arising in the period from 23 September 2020 to the Restructuring Effective Date which caused or contributed to, directly or indirectly, the requirement for the Restructuring,

provided that no Liability will be released, waived or discharged in respect of:

(A)   gross negligence, wilful misconduct or fraud by any Released Party; and

(B)   any Liability of any Adviser arising under, or relating to, a duty of care owed to such Adviser's client, or arising under a duty of care to another person which has been specifically and expressly accepted or acknowledged in writing by that Adviser;

(b)   agree to waive any Potential Event of Default or Event of Default (each as defined in and under the Bond Trust Deed) which may have arisen from any action taken by the Plan Company or any Group Company in connection with the Restructuring Plan, the Restructuring Documents and/or the Restructuring.

Conditions to the Restructuring

1.17   The implementation of the Restructuring pursuant to the Restructuring Implementation Deed is conditional upon the satisfaction of each of the Conditions Precedent (unless waived), including:

(a)   the Funds Flow has been delivered by the Plan Company to the Committee's financial adviser;

(b)   confirmation from or on behalf of the Plan Company to the Committee's legal adviser that the Plan Company has submitted to AIM an application for admission of the Exchange Shares and Commission Shares (if any) to AIM as listed securities;

(c)   confirmation from or on behalf of the Plan Company that the Plan Company and GLA have received OGA consent to an amendment to the Lancaster Field FDP to permit production with flowing bottom hole pressure up to 300 psi below the bubble point of the fluid (1605psia at 1240m TVDSS); and

(d)   confirmation from or on behalf of the Plan Company to the Committee's legal adviser that the Plan Sanction Order has been delivered to the Registrar of Companies and that the Plan Effective Time has occurred,

together with certain customary conditions precedent under and in respect of the Amended and Restated Bond Trust Deed, including corporate authorisations for the Plan Company and the Guarantor Subsidiaries and legal opinions.

1.18   Accordingly, if any of the Conditions Precedent are not satisfied by the Long-Stop Date the Restructuring will not be implemented, even if the Restructuring Plan has become effective.

Commission on the Exchange Shares

1.19   The Restructuring Plan provides that the Bondholders shall be entitled to a payment of commission from the Plan Company in respect of their subscription for Exchange Shares as permitted by section 553 of the Companies Act and the Articles of Association. Such commission shall be calculated as £0.001 for every Share that the total number of Exchange Shares is less than 37,845,559,564 Shares and the Plan Company's obligation to pay such commission shall be satisfied by the issuance of the Commission Shares to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee).

1.20   The purpose of this arrangement is to ensure that the Plan Company is able to allot and issue to the Bondholders, credited as fully paid and otherwise in compliance with the requirements of the Companies Act, a total of 37,845,559,564 Shares, which is the number of Shares required to be allotted and issued by the Plan Company in order to achieve the shareholding of approximately 95 per cent described in paragraph 1.6(a) of this Part 6.

2   EFFECTIVENESS OF THE RESTRUCTURING PLAN

Approval of Bondholders and Plan Meeting

2.1   In order to become effective, the Restructuring Plan must be approved by the Bondholders at the Plan Meeting.

2.2   The Plan Meeting will be held virtually at or about 11:00 a.m. on 4 June 2021.

Sanction of the Restructuring Plan by the Court

2.3   The Restructuring Plan also requires the sanction of the Court at the Sanction Hearing. The Sanction Hearing is expected to be held on 11 June 2021.

2.4   The Sanction Hearing will be held virtually via "Microsoft Teams" or similar. Bondholders have the right to attend the Sanction Hearing, in person or through counsel, to support or oppose the sanction of the Restructuring Plan.

Effectiveness of the Restructuring Plan and Plan Effective Time

2.5   Following sanction of the Restructuring Plan by the Court, the Restructuring Plan will become effective in accordance with its terms, and the Plan Effective Time will occur, as soon as an office copy of the Plan Sanction Order is duly delivered to the Registrar of Companies for registration (which is expected to be on the same day as the Plan Company receives an office copy of the Plan Sanction Order from the Court).

2.6   If the Restructuring Plan becomes effective, it will be binding on all Bondholders irrespective of whether or not they attended or voted in favour of the Restructuring Plan at the Plan Meeting.

Modifications to the Restructuring Plan

2.7   The Restructuring Plan contains provision for the Plan Company at the Sanction Hearing to consent on behalf of itself and each of the Bondholders to any modification of the Restructuring Plan and/or any of the Restructuring Documents which the Court may think fit to approve or impose which is necessary for the implementation of the Restructuring. The Court would be unlikely to approve any modification of, or addition to, or impose a condition to, the Restructuring Plan which might be material to the interests of Bondholders unless Bondholders were informed of such modification, addition, or condition. It would be for the Court to decide, in its discretion, whether or not a further meeting of Bondholders should be held to those circumstances. In any event, the Restructuring Plan will provide that, if any proposed modifications could reasonably be expected, directly or indirectly, to have an adverse effect of the rights or interests of Bondholders or impose any additional or new obligation on any Bondholders, such modification will require the prior written consent of that Bondholder.

2.8   None of the Trustee, Security Trustee, Principal Paying, Calculation and Transfer Agent or Registrar will be obliged to enter into any Restructuring Document modified by the Court at the Sanction Hearing where the effect of such modification would have the effect of:

(a)   exposing the Trustee, Security Trustee, Principal Paying, Transfer and Conversion Agent, or Registrar to any liability against which they have not been indemnified and/or secured and/or pre-funded to their satisfaction; or

(b)   increasing the obligations or duties, or decreasing the rights or protection, of the Trustee, Security Trustee, Principal Paying, Transfer and Conversion Agent, or Registrar in the Transaction Documents.

3   PLAN CONSIDERATION

3.1   Each Bondholder which has submitted a validly completed Account Holder Letter (or, during the Holding Period, such other information required by the Holding Period Trustee) within the time periods set out in this Explanatory Statement will be entitled to receive its share of the Plan Consideration.

3.2   The Plan Consideration will be the Exchange Shares and the Commission Shares (if any), together representing 95 per cent. of the issued ordinary share capital of the Plan Company on the Restructuring Effective Date, such Exchange Shares and Commission Shares (if any) being allotted and issued pro rata to Bondholders' holdings of Bonds as at the Record Time (each Bondholders' pro rata share of the Exchange Shares and Commission Shares being their Bonds Exchange Entitlement).

3.3   The issue of the Exchange Shares and any Commission Shares will substantially dilute the shareholdings of the existing shareholders of the Plan Company. The Plan Company considers that the restrictions on the Directors' power to allot such shares, which would otherwise require approval from shareholders, and the pre-emption rights of existing shareholders will not apply in respect of the Exchange Shares and Commission Shares upon sanction of the Restructuring Plan by the Court pursuant to sections 549(3A) and 566A of the Companies Act. There will therefore be no meeting of shareholders to vote on the proposed allotment and issue of Exchange Shares and Commission Shares, nor will shareholders have a right of pre-emption in relation to the Exchange Shares or Commission Shares. The Plan Company considers this to be fair because, in the absence of the Restructuring, the shareholders would have no prospect of obtaining any return on their shares.

4   RECEIVING BONDS EXCHANGE ENTITLEMENTS

4.1   In order to receive their Bonds Exchange Entitlement on the Restructuring Effective Date, each Bondholder must submit (or procure that their Account Holder submits on their behalf) a validly completed Account Holder Letter to the Information Agent by no later than the Voting Instructions Deadline.

4.2   If a Bondholder:

(a)   does not submit a validly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline (a **Non-Responding Bondholder**); or

(b)   is an Ineligible Bondholder and does not appoint a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline,

that Bondholder will not be issued their Bonds Exchange Entitlement on the Restructuring Effective Date.

4.3   If a Bondholder is a Non-Responding Bondholder or an Ineligible Bondholder that does not appoint a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline, that Bondholder's Bonds Exchange Entitlement will be issued to a trust (the **Holding Period Trust**) established with Lucid Issuer Services Limited as trustee (in such capacity, the **Holding Period Trustee**). Non-Responding Bondholders and Ineligible Bondholders who appoint a Nominated Recipient after the Voting Instructions Deadline will be able to claim their Bonds Exchange Entitlement from the Holding Period Trustee by liaising separately with the Holding Period Trustee and claiming their Bonds Exchange Entitlement within one year of the Restructuring Effective Date (the last day of such period being the **Holding Period Trust Expiry Date**), in each case in accordance with, and subject to, the terms of the Holding Period Trust Deed.

4.4   Non-Responding Bondholders, and Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person before the Voting Instructions Deadline, will only be able to claim their Bonds Exchange Entitlement in respect of their holdings of the Bonds as at the Record Time, and will be required to evidence such holding and eligibility to receive their Bonds Exchange Entitlement to the satisfaction of the Information Agent and the Holding Period Trustee. As an alternative, Non-Responding Bondholders and Ineligible Bondholders will be able to direct that their Bonds Exchange Entitlement be sold on the open market and the cash proceeds paid to it or its Nominated Recipient by liaising separately with the Holding Period Trustee.

4.5   If Bondholders do not claim their Bonds Exchange Entitlement from the Holding Period Trustee prior to the Holding Period Trust Expiry Date, their Bonds Exchange Entitlement will, without further notice, be returned to the Plan Company for no consideration and cancelled, as more particularly described in the Holding Period Trust Deed.

4.6   Bondholders (including Ineligible Bondholders) may appoint another person who is able to give the confirmations specified in the Account Holder Letter (a **Nominated Recipient**) to receive their Bonds Exchange Entitlement.

Fractional allocations

4.7   Fractions of Exchange Shares and Commission Shares will not be allotted or issued to Bondholders (or their Nominated Recipients, where applicable) under the Restructuring Plan. Any Bondholder who would otherwise have been entitled to a fraction of an Exchange Share or Commission Share under the Bonds Exchange shall have their entitlement reduced to the next whole number of Exchange Shares or Commission Shares (as the case may be).

4.8   Following the Restructuring Effective Date, Bondholders will only be able to hold Amended Bonds in integrals (in excess of the minimum denomination of US$150,000) of US$1 of the principal amount, and any fractions shall be rounded down to the next whole US$.

5   PLAN CLASSES

Principles governing voting classes

5.1   Under the provisions of Part 26A of the Companies Act, for a restructuring plan to become effective:

(a)   either:

(i)   it must be approved by a number representing at least 75 per cent. in value of each class of creditors (and/or, where relevant, members) voting at each plan meeting ordered to be summoned by the Court to consider the restructuring plan; or

(ii)   if the restructuring plan is not approved by a number representing at least 75 per cent. in value of a class of creditors (and/or, where relevant, members) voting at any plan meeting (the creditors or members not approving the restructuring plan being a **Dissenting Class**):

(A)   the Court must be satisfied that, if it were to sanction the restructuring plan, none of the members of such dissenting class would be any worse off than they would be in the event of the relevant alternative to the restructuring plan; and

(B)   the restructuring plan must have been approved by a number representing at least 75 per cent. in value of a class of creditors (and/or, where relevant, members) present and voting (either in person or by proxy) at a plan meeting who would receive a payment or have a genuine economic interest in that plan company in the event of the relevant alternative to the restructuring plan; and

(b)   in each case:

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the restructuring plan must be subsequently sanctioned by the Court at a separate sanction hearing; and
an official copy of the order sanctioning the restructuring plan must be delivered to the Registrar of Companies for registration.

5.2   As considered more fully below, it is proposed that the Bondholders will form the single class of creditors under the Restructuring Plan. The provisions set out above in respect of a Dissenting Class will therefore not be relevant to the Restructuring Plan.

5.3   As set out in the Practice Statement, it is the responsibility of each company proposing a restructuring plan to formulate the classes of creditors (and/or members, where relevant) for the purposes of convening meetings to consider and, if thought fit, approve the proposed restructuring plan. If the rights of creditors (and/or members, where relevant) affected by that restructuring plan are so dissimilar or would be affected in such a different manner by the restructuring plan as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes and a separate meeting must be held for each class of creditor (and/or member, where relevant).

Single class of Bondholders

5.4   It is proposed that the Bondholders will form the sole class of creditors under the Restructuring Plan.

5.5   The Plan Company considers that the rights of the Bondholders are not so dissimilar from each other so as to make it impossible for them to consult together with a view to their common interest and, therefore, the Bondholders should vote together in a single class in respect of the Restructuring Plan. It has reached this conclusion for the following reasons:

(a)   the Bondholders' claims against the Plan Company are the same and rank *pari passu* with each other in all scenarios; and

(b)   if the Restructuring Plan becomes effective, the rights of each Bondholder will be compromised in the same way, and they will receive the same rights under the Restructuring Plan.

5.6   With respect to the fact that some Bondholders have acceded to the Lock-up Agreement and others have not, the Plan Company is of the view that the rights of the Bondholders that are party to the Lock-up Agreement are not so dissimilar to those that are not a party to it so as to make it impossible for them all to vote together in one class. This is on the basis that:

(a)   all Bondholders were given the same opportunity to accede to the Lock-up Agreement; and

(b)   those Bondholders who are party to the Lock-up Agreement are treated under the Restructuring Plan in the same manner as Bondholders who are not party to the Lock-up Agreement.

5.7   As noted above, the Plan Company has agreed to pay the fees and disbursements incurred by legal, financial, and technical advisers to the Committee in connection with the Restructuring Plan and the Restructuring. Such agreements and the level of fees and costs are usual in a restructuring context and it is not considered that this fee coverage is sufficiently material to require any Bondholders to be placed in a separate class for the purpose of voting on the Restructuring Plan. With the exception of the Committee's financial adviser, no success fee or similar is payable to any of the Committee's Advisers. The financial adviser's success fee is payable on a number of outcomes, including the restructuring of the Bonds through a restructuring plan.

5.8   Accordingly, the Bondholders will together constitute a single class and vote on the Restructuring Plan at a single meeting.

5.9   As set out at paragraph 3.3 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) below, the Plan Company considers that sections 549(3A) and 566A of the Companies Act have varied the rights of shareholders such that if the Restructuring Plan is sanctioned by the Court, the shareholder approvals which would ordinarily be required in connection with the restrictions on the Directors' power to allot the Exchange Shares and/or Commission Shares, and the application of pre-emption rights of existing shareholders, will not apply. There is no requirement under either section 549(3A) or section 566A of the Companies Act for the shareholders to be included as parties to a restructuring plan. The Plan Company's shareholders will therefore not be included as parties to the Restructuring Plan or, therefore, as a class for the purposes of voting on the Restructuring Plan.

6   CONSEQUENCES IF THE RESTRUCTURING PLAN IS NOT SANCTIONED OR THE RESTRUCTURING IS NOT IMPLEMENTED

6.1   All Bondholders (including those who do not vote in favour of the Restructuring Plan or those who do not vote at all at the Plan Meeting) will be bound by the terms of the Restructuring Plan, along with the Plan Company, if the Restructuring Plan is sanctioned and the Plan Sanction Order is delivered to the Registrar of Companies. If the Restructuring Plan is sanctioned within the anticipated timetable, the Plan Company expects the Restructuring Effective Date to occur on or around 18 June 2021 (subject to the satisfaction of the Conditions Precedent).

6.2   If:

        (a)   the Restructuring Plan is not approved at the Plan Meeting;

        (b)   the Restructuring Plan is approved by Bondholders but not sanctioned by the Court; or

        (c)   the Conditions Precedent are not otherwise satisfied or waived,

        the Lock-up Agreement will terminate upon the occurrence of the Long-Stop Date (unless the Long-Stop Date is, for the purposes of the Lock-up Agreement, extended with the agreement of the requisite majority of the Participating Bondholders). The termination of the Lock-up Agreement would result in certain provisions of the Lock-up Agreement ceasing to have effect (including, in particular, the obligations of the Participating Bondholders and the Plan Company to continue to pursue and support the Restructuring).

6.3   Given these circumstances, there would be insufficient time to seek, and it is most unlikely that the Plan Company would be able to obtain, the requisite level of Bondholder consent to implement any alternative transaction outside of a controlled wind-down of the Group's operations, followed by an insolvent liquidation of the Plan Company.

        Alternatives to the Restructuring Plan

6.4   No alternative transaction currently exists for the Plan Company to implement and it is not considered likely that there would be any such alternative transaction available between the time of launching the Restructuring Plan and the maturity of the Bonds. In particular, the Plan Company has carefully considered the following:

(a)   a consensual deal with Bondholders;

(b)   further investment by existing shareholders;

(c)   M&A and asset sales;

(d)   investment by Spirit Energy;

(e)   company voluntary arrangement;

(f)   pre-pack sale via administration; and

(g)   refinancing.

The Plan Company has concluded, following discussions with its relevant Advisers, that these are not viable alternatives to the Restructuring Plan, for the reasons given below.

Consensual deal with Bondholders

6.5   As set out in more detail above at paragraph 1.6 (*The Restructuring and its effect on Bondholders*) of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), the Restructuring Plan will involve Exchange Shares being allotted and issued to the Bondholders in exchange for a release of approximately US$50,000,000 of the principal amount of the Bonds. The Restructuring Plan provides a mechanism (subject to sanction by the Court) for the Exchange Shares (and any Commission Shares) to be allotted and issued without, in the view of the Plan Company, the need for a meeting of shareholders and for shareholders' pre-emption rights not to apply in respect of the Exchange Shares and Commission Shares pursuant to sections 549(3A) and 566A of the Companies Act. These provisions would not be applicable outside the Restructuring Plan and therefore could not be replicated in a consensual deal with the Bondholders on the proposed terms without shareholder approval.

Further investment by existing shareholders

6.6   During the course of its discussions with the Committee, the Plan Company has also sought to engage with two large institutional shareholders in order to ascertain whether they would be willing to enter into discussions with the Plan Company in relation to the terms of the Restructuring and/or to provide financial support to the Plan Company. Whilst the Plan Company made efforts to engage with those shareholders, only one institutional shareholder has been prepared to participate in discussions with the Plan Company prior to the signing of the Lock-up Agreement (the **Wall Crossed Shareholder**). The remainder of the Plan Company's shares are generally held by smaller shareholders in custodian accounts. In light of the Plan Company's regulatory obligations under the Market Abuse Regulations, it was not practicable to engage directly with smaller shareholders for the purpose of undertaking a market sounding prior to signature of the Lock-up Agreement.

6.7   A detailed presentation and discussion of the potential benefits of potential development options was made available to the Wall Crossed Shareholder. As part of those discussions, the Wall Crossed Shareholder indicated that (i) it is not willing to provide additional financial support to the Plan Company and (ii) whilst the rationale for the Restructuring was understood, it could not actively support it. Another large institutional shareholder was also approached by the Plan Company's nominated adviser in the same manner as the Wall Crossed Shareholder,[10] but indicated that it would not be prepared to enter into confidential discussions on that basis. Consequently, it was not possible to provide a detailed presentation and discussion of the potential benefits of potential development options to that shareholder.

6.8   In this context, and given (i) feedback received by the Wall Crossed Shareholder and (ii) that the Plan Company was not able to pursue confidential discussions with another large institutional shareholder, the Plan Company is of the view that it is highly unlikely its institutional shareholders would be prepared to either (i) provide the significant financial support which would be required to (potentially) avoid the need for the Restructuring (whether as part of a rescue capital raise, or otherwise) and/or (ii) vote to support the Restructuring. The Plan Company is of the view that to undertake such a fundraising from current or other investors would not be feasible as a consequence of:

(a)   the low market capitalisation of the Plan Company when compared to the size of the capital raise which would be necessary; and

(b)   the composition of the Plan Company's existing shareholder base, the shareholder engagement outlined above, and the likely need for the Plan Company to produce a prospectus, which has significant time and cost implications.

M&A and asset sales

6.9   An M&A transaction involving the Plan Company, one or more of its subsidiaries and/or its underlying assets was considered and ultimately dismissed as being unlikely to produce the best available outcome for the Plan Company's creditors (including Bondholders), in light of (amongst other things):

(a)   the Plan Company's limited resource scale following the large downward reserve and resource revisions in 2020, and its consequential impact of limiting the universe of potential strategic interest (if any) to smaller and generally less well capitalised companies focussed on the UK Continental Shelf;

(b)   the adverse effect the large recent downward reserve and resource revisions have had on the market perception of the Plan Company and its asset base;

(c)   the complexity of the Plan Company's asset base and the generally adverse impact this has had on the Plan Company's ability to attract third party investment in the past;

(d)   the potential requirement to invest additional capital to further develop the Plan Company's assets, as well as the risks associated with such investment (especially given the uncertainty surrounding the geology of these assets);

(e)   the Plan Company's historical (and ongoing) operating challenges, including its potential reliance on a single EPS;

---

[10] Consistent with the Market Abuse Regulations, certain large institutional shareholders were approached by the Plan Company's nominated adviser to ascertain whether such shareholders would be prepared to enter into confidential discussions regarding an unnamed company, being the Plan Company, that would involve the sharing of inside information in respect to that company and during which the identity of the Plan Company would be disclosed.

(f)   current market perception of the Plan Company as a distressed vendor in light of the September 2020 RNS;

(g)   the fact that no potential purchaser has approached the Plan Company in recent months, notwithstanding public knowledge regarding the Plan Company's financial difficulties and its likely funding requirements.

6.10   The Plan Company therefore considers that:

(a)   it is highly unlikely that a sale process would achieve realisations that (i) allow for par recoveries to the Bondholders and (ii) deliver any equity value to existing shareholders of the Plan Company; and

(b)   a sales process would likely result in a worse economic outcome for Bondholders than under the Restructuring Plan.

6.11   The Plan Company therefore does not consider that M&A offers a realistic alternative to the Restructuring Plan.

6.12   The poor results of the 2019 drilling programme at the Greater Warwick Area have resulted in very significant downgrades of the potential of the Plan Company's other assets, excluding the Lancaster Area. The joint venture between Hurricane GWA Limited and Spirit Energy drilled three wells on the Greater Warwick Area with limited if any success. Two of those wells were plugged and abandoned in 2019 and the remaining well is scheduled to be plugged and abandoned in the summer of 2021. The prospects for raising cash by selling one or more of these assets is therefore highly unlikely in the short term and by the date of the maturity of the Bonds in 2022.

Investment by Spirit Energy

6.13   The Plan Company considers it is very unlikely that Spirit Energy, the Plan Company's existing industry partner in the Greater Warwick Area, would be willing, or able, to pay any material value for the Plan Company or its assets (including in respect of the Lancaster Area and its operatorship).

6.14   In statements contained in its (i) preliminary results for the year ended December 2020,[11] and (ii) annual report and accounts 2020,[12] the majority owner of Spirit Energy, Centrica Plc, has publicly announced that:

(a)   in light of falling commodity prices and the impact of COVID-19, Spirit Energy has been forced to take mitigating actions to maintain its neutral cash flow position;[13] and

(b)   its stated priorities are to (amongst other things):

(i)   exit oil and gas production and decarbonise its asset portfolio;[14] and

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[11] https://www.centrica.com/media/4748/prelims-announcement-february-2021.pdf
[12] https://www.centrica.com/media/4860/centrica-ar2020.pdf
[13] Quote: "During 2020, in reaction to the fall in commodity prices and the impact of COVID-19, Spirit Energy took measures to maintain a free cash flow neutral position, such as actions to reduce operating costs, capital expenditure and decommissioning spend."
[14] Quote: "Our intention remains to exit oil and gas production in line with our strategic shift to simplify the Group, focus on the customer and decarbonise the Group's portfolio."

(ii)   divest its 69 per cent. share in Spirit Energy, noting that the sale process it launched previously has been put on hold in light of the uncertain backdrop created by the COVID-19 pandemic.[15]

6.15   Against that backdrop, the Plan Company does not consider that Spirit Energy or its shareholders would have a strategic intention to pursue an investment in (or a purchase of) the Plan Company or its assets.

6.16   The Plan Company therefore does not consider that investment, or a purchase, by Spirit Energy (or its shareholders) of the Plan Company's assets, offer a realistic alternative to the Restructuring Plan.

Company voluntary arrangement

6.17   The Plan Company has considered, throughout the process, the possibility of using a company voluntary arrangement to effect the Restructuring. However, the Restructuring Plan enables the Restructuring to be effected without the approval of the Plan Company's other creditors and shareholders. As explained above, the Plan Company considers that shareholder support for the Restructuring is unlikely to be forthcoming, and, as such, would be a serious hurdle to a company voluntary arrangement. Unlike the Restructuring Plan, a company voluntary arrangement is not sanctioned by the Court and so there would remain a level of uncertainty after it is approved, arising from any challenges that could be made.

Pre-pack sale via administration

6.18   A pre-pack sale of the business of the Plan Company, through an administration, was considered and ultimately dismissed as being unlikely to produce the best available outcome for the Plan Company and its stakeholders (including the Bondholders), for two main reasons:

(a)   given that a conventional solvent M&A scenario is unlikely to achieve better economic outcome for Bondholders than under the Restructuring Plan, it is highly unlikely that a pre-pack scenario would achieve a more favourable outcome, for the same reasons as are set out in paragraphs 6.9 and 6.10 (*M&A and asset sales*); and

(b)   an administration would trigger insolvency clauses in various key contracts of the Plan Company, including the licences to drill for oil, which are crucial to the viability of the Plan Company and the Group. Whilst the licences are not held by the Plan Company, an administration of the Plan Company could create a risk that the licences held by GLA would be jeopardised, as the Plan Company acts as the operator under the licence on behalf of GLA.

Refinancing

6.19   The Plan Company has considered the possibility of refinancing the Bonds, but concluded that a refinancing at par value was unlikely to be achievable given the Plan Company's financial position. The Plan Company has also considered the possibility of a refinancing of the Bonds at below par. However, since this would require the agreement of the Bondholders, and would be tantamount to a restructuring itself, the Plan Company concluded,

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[15] Quote: "…in 2019 we announced our intention to divest our 69% shareholding in the Spirit Energy E&P business. We were due to receive initial bids around the end of March 2020. However, we took the decision to pause the disposal process due to the uncertain backdrop created by the Covid-19 pandemic. We still intend to sell the business."

following discussions with its relevant Advisers, that a refinancing below par value was unlikely to achieve an outcome which would deliver better returns to stakeholders than were available under the term sheet appended to the Lock-up Agreement (which had already been heavily negotiated with the Committee).

6.20   The Plan Company has considered the possibility of buying back the Bonds. However, the Plan Company has concluded that this is not a feasible alternative to the Restructuring Plan as:

(a)   if it went into the market to buy-back the Bonds, this would likely drive up the price of the Bonds;

(b)   such a buy back would deplete the Plan Company's cash reserves; and

(c)   it is highly unlikely that the Plan Company would be able to buy back a sufficient amount of Bonds so as to be able to afford to repay the remaining outstanding Bonds in full on maturity.

Outcome Report and relevant alternative

6.21   The Plan Company does not consider there to be a relevant alternative, the effect of which would be to rescue the Company as a going concern. Accordingly, if the Restructuring Plan is not implemented, the Plan Company, and the Group as a whole, would be forced ultimately to enter into insolvency proceedings.

6.22   The Plan Company has engaged the Restructuring Firm to provide an Outcome Report (the **Outcome Report**) to establish the potential recoveries to the Plan Company's stakeholders in scenarios in which the Restructuring Plan is not implemented. The Outcome Report also models potential recoveries for GLA in a scenario where the Restructuring Plan is not implemented, as GLA is key asset holder in the Group, and the Plan Company has an economic interest in GLA by virtue of its large intercompany balance.

6.23   The Outcome Report was prepared based on the financial and other supporting information provided by the Plan Company as at 6 May 2021, being the most recent practicable date prior to its initial preparation. The Outcome Report also shows how the illustrative recoveries are estimated to change in two scenarios where the Restructuring Plan is not implemented.

6.24   The outcomes modelled in the Outcome Report are based on the Plan Company's knowledge of the value of the Plan Claims and other liabilities already identified by the Plan Company and calculated by reference to the balance sheet data as at 31 March 2021.

6.25   The Outcome Report is appended to this Explanatory Statement at Appendix E (*Outcome Report*) and is subject to the assumptions and disclaimers set out in that document and this Explanatory Statement.

6.26   The Outcome Report sets out the following scenarios:

(a)   Scenario 1 – uncontrolled liquidation (i.e. the immediate insolvent liquidation of the Plan Company); and

(b)   Scenario 2 – controlled wind-down (i.e. a controlled wind-down of the Plan Company, with production continuing at the Lancaster Area until May 2022, followed by insolvent liquidation).

6.27   The Outcome Report provides analysis of the potential recoveries for each of the above scenarios (such recoveries being together, the **Illustrative Recoveries**).

6.28   The Plan Company has considered whether the information that the Restructuring Firm used for the Outcome Report continues to provide a fair assessment of the expectations of management for the business. It was concluded that the supporting information provided by the Plan Company continues to be an accurate and fair representation of the value of the Group.

6.29   In Scenario 1 (an uncontrolled liquidation):

   (a)   The Plan Company and Group would cease trading immediately and would seek the appointment of a liquidator to the Plan Company. This would likely result in operating licences terminating immediately and forfeiture of rights under the joint operating agreement with Spirit Energy.

   (b)   In addition to the loss of cash generation arising from continued production at the Lancaster Area that would occur on a controlled wind down, the appointment of a liquidator is also likely to crystallise a number of contingent liabilities that would not otherwise arise. In particular, this would include the early termination fee due under the Bareboat Charter and costs arising from the termination of supplier contracts.

6.30   In Scenario 2 (a controlled wind-down) the Plan Company would likely:

   (a)   Continue trading outside of any insolvency proceeding until May 2022 (including production at the P6 Well), during which time it is forecast to be cash generative, before ceasing all operations, and exiting the Bareboat Charter at its expiry (in June 2022) with no fee being payable for early termination.

   (b)   Fully decommission the assets of GLA following exit from the Bareboat Charter, realise balance sheet assets in an orderly fashion and discharge trading and decommissioning liabilities.

   (c)   Take such action as advised to mitigate contingent claims, such as employee consultation, as well as resolve issues such as realising value from unused inventory or clearing tax queries.

   (d)   Appoint a liquidator around April 2023 to adjudicate claims and make final distributions.

6.31   The Outcome Report shows the following (undiscounted) Illustrative Recoveries for Bondholders in each of the two scenarios:

	Scenario 1- uncontrolled liquidation	Scenario 2- controlled wind-down
Principal:	$78m (33.9 cents in the US$)	$153.2m (66.6 cents in the US$)

Interest:	No recovery	$21.6m (9.4 cents in the US$)

6.32 The Plan Company therefore considers that an uncontrolled liquidation would result in a worse return for Bondholders than under a controlled wind-down. As a result, the Plan Company considers that if the Restructuring Plan is not approved by Bondholders at the Plan Meeting, or if it is approved by Bondholders but not sanctioned by the Court, the most likely outcome is that the Plan Company and the Group will enter a controlled wind-down, followed by insolvent liquidation, on the basis that this approach will be supported by the requisite numbers of the Bondholders, and that this is therefore the relevant alternative. The Plan Company does not expect there to be any return for shareholders in the event of an uncontrolled liquidation. Similarly, the Outcome Report shows that there will be no return for shareholders in the event of the controlled wind-down followed by liquidation, even in the "high case" (which is included in the Outcome Report (together with a "low case") to show indicative outcomes based on alternative favourable assumptions).

7 CONSEQUENCES IF THE RESTRUCTURING AND RESTRUCTURING PLAN ARE IMPLEMENTED

7.1 If the Restructuring is implemented in accordance with the Restructuring Plan, this will enable the Plan Company to undertake an extended wind-down for the benefit of all stakeholders, including the Bondholders (the **Extended Wind Down**). Without the Restructuring, production at the P6 Well would conclude in May 2022. The Extended Wind Down would facilitate production from the P6 Well at the Lancaster Area being continued for an extended period before reaching its economic limit, the timing of which would depend on oil prices, actual production levels delivered, the level of cost savings achievable, and the Bluewater FPSO continuing to be available to GLA under the Bareboat Charter, but is potentially until February 2024. Subject to any further investment, the Lancaster Area would then, at the end of that period, likely be decommissioned. The decommissioning process (of the P6 Well, subsea removal and FPSO clean-up) is estimated to take 3 to 4 months (although there is the potential for unexpected delays in decommissioning). Following decommissioning, the remainder of the Plan Company's business would be wound down and all third party creditor Claims would be settled.

7.2 Based on financial forecasts, utilising the Plan Company's technical cases and financial model, which take into account a number of market variables as well as the Plan Company's ordinary course of business, the Plan Company considers that, by enabling a longer period of production at the Lancaster Area, the Restructuring has a real prospect of resulting in a higher level of return for Bondholders than in the event of the relevant alternative. The higher recoveries resulting from the Restructuring Plan are a natural consequence of the Restructuring Business Plan contemplating (i) a continuation of operations for an additional 21 months and (ii) the resultant production of additional barrels of oil, in each case as compared to the relevant alternative. The Group would therefore be able to generate more cash, and higher recoveries, for the benefit of its Bondholders as a result of the Restructuring Plan.

7.3 Under the proposed Restructuring Plan, Bondholder recoveries comprise: (i) cash coupon payments received pursuant to the terms of the Amended and Restated Bond Trust Deed, (ii) Excess Cash Flow Amount(s) received pursuant to the terms of the Amended and Restated Bond Trust Deed, (iii) the final repayment of Bonds (including capitalised PIK interest) pursuant to the terms of the Amended and Restated Bond Trust Deed and (iv) 95% of any cash remaining following end of operations and discharge of the Amended Bonds. Under the relevant alternative, Bondholder returns comprise: (i) cash coupon payments received pursuant to the terms of the Bond Trust Deed through to the unextended maturity date of 24 July 2022, and (ii) a final dividend payment following the winding-up of the Group's assets.

7.4 The Plan Company has sought, in the table below, to illustrate the value to Bondholders of the Extended Wind Down as against the value of recoveries under the relevant alternative. Given that the timing of cash flows differ between the Extended Wind Down and the relevant alternative, the respective recoveries have been compared on a discounted cash flow basis (assuming a range of discount rates between 0% and 30%) to reflect the time value of money. On a discounted cash flow basis, at any given discount rate, the proposed Restructuring Plan is projected to provide better recoveries to the Bondholders than would otherwise be attainable under the relevant alternative. However, following discussions with its relevant Advisers, the Plan Company does not consider that the Extended Wind Down is likely to generate sufficient value to make possible any meaningful return for shareholders of the Plan Company. Nevertheless the position of shareholders would be no worse than in the relevant alternative.

7.5 Set out in the table below is an analysis of projected recoveries (in US$) to Bondholders under each of (i) the Restructuring Plan (Extended Wind Down) and (ii) the relevant alternative (being a controlled wind-down).

	Present Value of Bondholder Recoveries Under Restructuring Plan (indicative) ($m)[1][2][3][4][5]						
Discount Rate (%)	*0.0%[6]*	*5.0%*	*10.0%*	*15.0%*	*20.0%*	*25.0%*	*30.0%*
Principal + Accrued PIK[7]	195	180	168	157	147	139	131
Cash Interest	31	30	28	27	26	25	24
Value of Exchange Shares (and any Commission Shares)	9	7	6	5	5	4	3
Total	**235**	**218**	**202**	**189**	**178**	**168**	**159**
	Present Value of Bondholder Recoveries Under Relevant Alternative ($m)[1][2][8][9]						
Discount Rate (%)	*0.0%[6]*	*5.0%*	*10.0%*	*15.0%*	*20.0%*	*25.0%*	*30.0%*
Principal	153	136	122	109	99	89	81
Cash Interest	22	21	20	20	19	19	19
Total	**175**	**157**	**142**	**129**	**118**	**108**	**100**

(1) Based on YTD actual Brent price and Forward Curve (as of 05-May-21): $67.4/bbl for remainder of 2021, $63.8/bbl in 2022, $61.2/bbl in 2023, $59.6/bbl in 2024 and $58.8/bbl in 2025

(2) Present value as of 1 June-21

(3) Calculated as interest payments plus cash sweep payments plus final repayment plus residual equity value due to Bondholders per proposed Restructuring Plan terms; assumes Plan Effective Time of Jun-21

(4) Assumes FPSO daily rate of $25,000/day and incentive fee of 9% through May-21; assumes FPSO daily rate of $75,000/day and incentive fee of 8% from Jun-21 onwards. GLA and the Plan Company are currently in negotiations with Bluewater in relation to the terms of an extension of the Bareboat Charter

(5) Figures presented exclude (i) the impact of any management incentive plan which may be put in place in the future and (ii) potential impact of future tax liabilities

(6) For illustrative purposes only, included for comparability purposes to PWC Outcome Report

(7) $180m of principal plus $15m of PIK interest

(8) Assumes FPSO daily rate of $25,000/day and incentive fee of 9% through May-21; assumes FPSO daily rate of $75,000/day and incentive fee of 8% through May-22

(9) Calculated as contractual interest payments due to Bondholder under current Bonds terms (interest payments due through Jul-22) plus final distribution due to Bondholders under Relevant Alternative scenario ($153m)

7.6   The numbers set out in the 'Present Value of Bondholder Recoveries Under Restructuring Plan (indicative)' table assume that the existing 3 year extension option under the Bareboat Charter is exercised. This scenario has been chosen for illustrating value to Bondholders in the Extended Wind Down case on the basis that it is consistent with the current Bareboat Charter contractual framework. However, as set out in paragraph 2.12 of Part 5 (*Background to and reasons for the Restructuring Plan*) above, the Plan Company does not currently intend to exercise the three year extension option. Instead, the Plan Company is exploring options with Bluewater for a shorter extension period. Subject to commercially acceptable terms being agreed with Bluewater, better recoveries may be achieved for Bondholders than indicated in the table.

7.7   As set out further below at Part 9 (*Risk Factors*):

       (a)   notwithstanding the Restructuring, continued production from the P6 Well after June 2022 will be contingent on the Bluewater FPSO continuing to be available to GLA under the Bareboat Charter; and

       (b)   GLA and the Plan Company are currently in negotiations with Bluewater in relation to the terms of an extension of the Bareboat Charter.

       If agreement is not reached with Bluewater such that the Bareboat Charter is not extended beyond June 2022, then GLA would need to cease operations at the Lancaster Area ahead of the expiry of the Bareboat Charter in June 2022, and the Plan Company considers that the Plan Company and the Group would need to pursue a controlled wind-down. The Plan Company considers that the return to Bondholders in such a scenario would likely be no worse than in the relevant alternative. Nevertheless, as at the date of this Explanatory Statement, the Plan Company believes that there is a reasonable prospect of negotiating an extension of the Bareboat Charter on acceptable terms, thereby allowing for an Extended Wind Down with associated higher recoveries. As such, the Restructuring Plan offers the Bondholders the real possibility of obtaining a better return than that available in the relevant alternative.

7.8   In addition to higher recoveries in the Extended Wind Down, if the Restructuring is implemented, it is also possible that the Plan Company will be able to pursue further investment options, which could result in further increased value for Bondholders. However, the economic viability of these investment options is uncertain, and they cannot be pursued without Bondholder consent, and will require an extension of the Bareboat Charter on acceptable terms. For this reason, the Plan Company has not included these investment options in any valuation of recoveries under the Restructuring Plan.

7.9   Accordingly, the Plan Company considers that each Bondholder would be better off, and in any event no worse off, under the proposed Restructuring Plan than in the relevant alternative. This is based on both an assessment of the Plan Company's projected recovery outcome to its Bondholders and a holistic assessment of the Group's financial position.

7.10   If the Restructuring is implemented, in circumstances where, following the permanent cessation of all production at the Lancaster Area, an amount remains outstanding under the Amended Bonds at maturity and:

(a)   prior to 30 June 2025, the Security Trustee (acting on the instructions of the Trustee, itself acting on the instruction of the Bondholders) gives written notice to the Plan Company that it does not intend to enforce the security;

(b)   at any time after 30 June 2025, if the Plan Company has requested in writing that the Security Trustee (acting on the instructions of the Trustee, itself acting on the instruction of the Bondholders) confirms whether it intends to enforce the security, and no such enforcement is pursued and no notice of intention to enforce is received, within 6 months of such request; or

(c)   the Security Trustee has taken steps to enforce its security before the deadline referred to in (b) and either (in each case, acting on the instructions of the Trustee itself acting on the instruction of the Bondholders):

(i)   the Security Trustee confirms in writing that no further cash realisations of remaining assets are likely to be made, or

(ii)   following a request in writing from the Plan Company as to whether it intends to take further steps in respect of the security, the Security Trustee either does not pursue further enforcement or fails to confirm an intention to do so within 6 months of such request,

the Amended Bonds will be convertible at the Plan Company's option. This is intended to ensure that upon the implementation of the Restructuring and the conclusion of the Extended Wind Down, a liquidation of the Plan Company following maturity would be solvent.

8   ANTECEDENT TRANSACTIONS

The Plan Company does not consider that it has entered into any transactions which could be set aside by a liquidator in the event of a liquidation of the Plan Company, including any transactions at an undervalue pursuant to section 238 of the Insolvency Act 1986 or any preferences pursuant to section 239 of the Insolvency Act 1986.

9   JURISDICTIONAL CONSIDERATIONS

The Plan Company considers that the Court has jurisdiction in relation to the Plan Company and to sanction the Restructuring Plan, and that the Court should exercise such jurisdiction, for the following reasons:

(a)   the Plan Company is incorporated and registered in England under the laws of England and Wales;

(b)   the Bond Trust Deed is governed by English law and the English Courts have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Bond Trust Deed and the Bonds;

(c)   the Plan Company has encountered, or is likely to encounter, financial difficulties that are affecting or will or may affect its ability to carry on business as a going concern;

(d)   the Restructuring Plan contains the necessary elements of "give and take" in order to constitute an "arrangement" between the Plan Company and the Bondholders, as required by the Companies Act; and

(e)   the purpose of the Restructuring Plan is to eliminate, reduce or mitigate the effect of the Plan Company's financial difficulties.

10   ADDITIONAL INFORMATION RELATING TO THE RESTRUCTURING PLAN

Material interests of Directors

10.1   Directors of the Plan Company:

(a)   The Plan Company is managed by the Board. The current directors of the Plan Company and their functions and shareholdings are as follows:

Name	Position	Shareholding
Anthony Maris	Chief Executive Officer	169,084
Richard Chaffe	Chief Financial Officer	140,558
Steven McTiernan	Chairman (NED)	625,000
Dr David Jenkins	Senior Independent Director (NED)	400,000
John van der Welle	Independent Non-Executive Director (NED)	354,159
Sandy Shaw	Independent Non-Executive Director (NED)	208,771
Beverley Smith	Independent Non-Executive Director (NED)	334,448

(b)   Richard Chaffe and Anthony Maris are also directors of all other Group Companies.

(c)   Under the terms of the Restructuring Plan, the Directors will benefit from certain releases, as set out in more detail at paragraph 1.16 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*).

(d)   A management incentive plan is being considered.

(e)   Aside from the shareholdings, appointments, releases and other matters set out above, none of the Directors has any material interest (whether as a director, member, creditor or otherwise) in the Restructuring Plan. Save as disclosed in this paragraph 10, the effect of the Restructuring Plan on interests of the Directors will not be different from the effect on similar interests of other persons.

Director confirmations

10.2   As at the date of this Explanatory Statement none of the Directors has at any time within at least the past five years:

(a)   had any convictions in relation to fraudulent offences (whether spent or unspent);

(b)   been adjudged bankrupt or entered into an individual voluntary arrangement;

(c)   been a director of any company at the time of, or within 12 months preceding, any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(d)   been a partner in a partnership at the time of, or within 12 months preceding, any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e)   had their assets form the subject of any receivership or been a partner of a partnership at the time of, or within 12 months preceding, any assets thereof being the subject of a receivership;

(f)   been subject to any official public incrimination and/or sanctions by any statutory or regulatory authority (including any designated professional body); or

(g)   been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Material Intragroup Agreements

10.3   The Plan Company, in its capacity as licence operator for licences held by GLA and Hurricane GWA Limited, incurs costs on behalf of the licence owners. The costs incurred by the Plan Company on behalf of GLA or Hurricane GWA Limited are invoiced to each of the licence owners on a monthly basis. Where these parties are Group Companies and are able to pay these costs in cash, payment has historically been made in the month of receipt of the invoice. Where the party is a Group Company and is unable to pay the costs due to insufficient cash, the amount owed is accrued as part of the intercompany loan between the relevant entity and the Plan Company.

10.4   Pursuant to the Lock-Up Agreement, each of the Plan Company and GLA has undertaken, and pursuant to the Amended and Restated Bond Trust Deed each of them will undertake, to comply with the Intra-Group Funding Policy. Under the Intra-Group Funding Policy, GLA may not request any intercompany loan (whether by way of a new loan or an increase in any existing loan) from the Plan Company unless it has first applied all of its unrestricted cash holdings to fund its business, operations and licence or decommissioning obligations, and there remains a funding shortfall. To the extent GLA is legally able to do so, it must repay each intercompany loan made after the adoption of the Intra-Group Funding Policy and reimburse the Plan Company for its share of general, administrative and employee costs and expenses incurred by the Plan Company in relation to GLA's business, operations, licence or decommissioning obligations, Such costs incurred by the Plan Company on behalf of GLA are invoiced on a monthly basis (invoices being payable within 14 days of the relevant month end). In addition, the Plan Company has undertaken, and will undertake, not to provide any funding to any Group Company other than in accordance with the Intra-Group Funding Policy, as set out in certain agreed business plans, as otherwise permitted under the Amended and Restated Bond Trust Deed or the payment of employee costs and expenses of Hurricane Group Limited.

10.5   The Plan Company also guarantees a joint venture with Spirit Energy.

10.6   In addition to the above, all employment contracts within the Group are held by Hurricane Group Limited. All cost and liabilities relating to the employment contracts are borne by the Plan Company.

10.7   Aside from these arrangements, the Plan Company is not a party to any material intragroup agreements.

Litigation

10.8   The Plan Company is not aware that it is a party to any litigation, material or otherwise.

10.9   On 10 May 2021 the FCA's Market Oversight Department requested that the Plan Company provide information in relation to historic announcements made by the Plan Company and recent developments in relation to the proposed restructuring. The Plan Company is not under formal investigation, and is responding to the FCA's enquiries, which are at a preliminary stage, on a voluntary basis.

Part 7 – TAXATION

1   UK TAXATION

The following is a summary of certain United Kingdom taxation considerations relating to the Restructuring.

The statements set out below are based on current United Kingdom law and published HMRC practice (which may not be binding on HMRC), as at the date of this Explanatory Statement, which may be subject to change, possibly with retroactive effect. They are intended as a general guide and apply only to Bondholders who are individuals resident and domiciled in (and only in) the United Kingdom for United Kingdom tax purposes, who hold Bonds as an investment (other than under an individual savings account) and who are the absolute beneficial owners of the Bonds and any interest paid on them. The discussion does not address all possible tax consequences relating to the Restructuring Plan for Bondholders, the Plan Company or the Group. The statements are not addressed to: (i) special classes of Bondholders such as, for example, dealers in securities, broker-dealers, intermediaries, insurance companies and collective investment schemes; (ii) Bondholders who hold Bonds as part of hedging transactions; (iii) Bondholders who have (or are deemed to have) acquired their Bonds by virtue of an office or employment; and (iv) Bondholders who hold Bonds in connection with a trade, profession or vocation carried on in the United Kingdom (whether through a branch or agency or otherwise). Bondholders are liable for their own taxes and shall have no recourse to the Plan Company or any other Group Company or any other entity or person named in this Explanatory Statement with respect to taxes arising in connection with the Restructuring.

Bondholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, or who are not individuals, should consult their own professional advisers immediately.

1.1   Consequences of the Restructuring

Exchange of Bonds for Exchange Shares pursuant to the Restructuring Plan

Taxation of Income and Chargeable Gains

The Bonds are expected to constitute a "security" within the meaning of section 132 of the Taxation of Chargeable Gains Act 1992 (**TCGA 1992**) that are not "qualifying corporate bonds" within the meaning of section 117 of the same act. As such, and subject to the comments which follow, the release of a principal amount of the Bonds by an individual in consideration for Exchange Shares pursuant to the Restructuring Plan should be treated by virtue of s132 of TCGA 1992 as a tax neutral reorganisation not giving rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains. This means that for capital gains tax purposes, the Exchange Shares will be treated as having been acquired at the same cost and at the same time as the Bonds and a capital gains tax event will only arise on a subsequent disposal of the Exchange Shares.

It is likely that accrued interest on the Amended Bonds will be chargeable to tax as income. There should be no requirement to deduct or withhold amounts for or on account of United Kingdom tax in relation to accrued interest on the Amended Bonds, provided that the Amended Bonds are and remain listed on a "recognised stock exchange" within the meaning of section 1005 of the Income Tax Act 2007. The International Stock Exchange is a recognised stock exchange for these purposes.

Stamp duty and stamp duty reserve tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable by a Bondholder as a result of the Restructuring Plan. In particular, no United Kingdom stamp duty or stamp duty reserve tax should be payable by a Bondholder in respect of the issue of the Exchange Shares or Commission Shares, or any subsequent transfers of the Exchange Shares or Commission Shares, provided in each case that the Exchange Shares or Commission Shares are admitted to trading on AIM (and are not listed on any other exchange) at the time of the relevant issue or transfer.

1.2   United Kingdom tax treatment of the Exchange Shares and Commission Shares

(a)   Dividends

General

The Plan Company is not required to deduct or withhold amounts for or on account of United Kingdom tax when paying a dividend on Exchange Shares or Commission Shares.

The amount of any liability to United Kingdom tax on dividends paid by the Plan Company will depend upon the individual circumstances of the shareholder.

United Kingdom resident individuals

All dividends received by a United Kingdom resident individual holder of Exchange Shares or Commission Shares from the Plan Company or from other sources will form part of that individual's total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the shareholder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5 per cent. to the extent that the excess amount falls within the basic rate tax band, 32.5 per cent. to the extent that the excess amount falls within the higher rate tax band and 38.1 per cent. to the extent that the excess amount falls within the additional rate tax band.

(b)   Chargeable gains

A disposal or deemed disposal of Exchange Shares or Commission Shares by an individual who is resident for tax purposes in the United Kingdom may, depending on the shareholder's circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

1.3   FATCA withholding – Foreign Pass Thru Payments

Pursuant to certain provisions of the US Internal Revenue Code of 1986, commonly known as FATCA, a "foreign financial institution" may be required to withhold on certain payments it makes ("foreign pass thru payments") to persons that fail to meet certain certification, reporting, or related requirements. A number of jurisdictions (including the United Kingdom) have entered into, or have agreed in substance to, intergovernmental agreements with the

United States to implement FATCA (**IGAs**), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Exchange Shares or Commission Shares, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to foreign pass thru payments on instruments such as the Exchange Shares or Commission Shares, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to foreign pass thru payments on instruments such as the Exchange Shares or Commission Shares, such withholding would not apply until two years after the publication of final regulations that define the term "foreign pass thru payment". Investors should consult their own tax advisors regarding how these rules may apply to their investment in the Exchange Shares and Commission Shares.

Part 8 – SUMMARY OF THE TERMS OF CERTAIN RESTRUCTURING DOCUMENTS

1   INTRODUCTION

1.1   This Part 8 (*Summary of the Terms of Certain Restructuring Documents*) contains detailed summaries of the key Restructuring Documents in substantially final form. It is not intended to summarise all of the documents or arrangements required as part of the Restructuring. The below summaries are not intended to be exhaustive and are not intended to be a substitute for a full review of the relevant documents.

1.2   In addition, Part 6 (*Overview of the Restructuring Plan, the Restructuring, and its effects*) of this Explanatory Statement contains a high level overview of the Restructuring and the Restructuring Plan.

1.3   For a more complete understanding of the Restructuring Implementation Deed, please refer to the Restructuring Implementation Deed set out in substantially final form at Appendix A (*Restructuring Implementation Deed*) of the Restructuring Plan.

1.4   This section contains a summary of the following documents listed below:

(a)   the Lock-up Agreement;

(b)   the form of Restructuring Implementation Deed;

(c)   the form of Holding Period Trust Deed;

(d)   the form of Amendment and Restatement Agreement relating to the Bond Trust Deed;

(e)   the form of Amended and Restated Bond Trust Deed;

(f)   the form of Amended and Restated Paying, Calculation and Transfer Agency Agreement;

(g)   the form of Amended and Restated Global Bond;

(h)   the form of Deed of Charge; and

(i)   the forms of Guarantor Subsidiary Undertakings.

1.5   Copies of the documents referred to in paragraph 1.4 above can be accessed following the Convening Hearing at the Plan Website at https://deals.lucid-is.com/hurricane.

1.6   All other documents necessary to implement the Restructuring will also be made available to Bondholders on request. Any Bondholder wishing to receive a copy of any document should check the Plan Website or email the Information Agent at hurricane@lucid-is.com. Bondholders are recommended to review these documents and, when they feel it is appropriate or relevant, to consult with their legal and tax advisers.

1.7   The operative terms of the Restructuring Plan and any non-contractual obligations arising out of or in connection with the Restructuring Plan shall be governed by and construed in accordance with the laws of England and Wales. Pursuant to the Restructuring Plan, the Bondholders agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which arises out of or in connection with the terms of the Restructuring Plan or its implementation or out of any action taken or omitted to be taken under the Restructuring Plan or in connection with the administration of the Restructuring Plan and for such purposes the Bondholders irrevocably submit to the jurisdiction of the Court, provided, however, that nothing in this paragraph shall affect the validity of other provisions determining governing law and jurisdiction as between the Plan Company and any of the Bondholders, whether contained in contract or otherwise.

1.8   As soon as practicable following the Plan Effective Time, the Plan Company will enter into the Restructuring Implementation Deed substantially in the form set out in Appendix A (*Restructuring Implementation Deed*) of the Restructuring Plan, along with any other parties to that deed.

1.9   The form of the Restructuring Plan shall be substantially in the form set out at Appendix F (*Restructuring Plan*).

2   SUMMARY OF THE KEY TERMS OF THE LOCK-UP AGREEMENT

2.1   Pursuant to the terms of the Lock-up Agreement, the Plan Company, Hurricane Holdings Limited, GLA, Hurricane GWA Limited and the Participating Bondholders have each undertaken to (and the Plan Company has undertaken to procure that each other Group Company will) take all actions reasonably requested by the Plan Company or the requisite majority of Participating Bondholders in order to support, facilitate, implement, consummate, or otherwise give effect to the Restructuring including (among other things):

(a)   preparing, executing and delivering those Restructuring Documents to which it will be a party;

(b)   executing and delivering any other document and giving any notice, order, instruction or direction, and making any application or announcement, which may be necessary or desirable to support, facilitate, implement, consummate or otherwise give effect to the Restructuring;

(c)   providing confirmation that it fully supports the Restructuring;

(d)   preparing and filing for any legal process or proceedings contemplated by the Lock-up Agreement or the term sheet appended to it (or the steps plan to be produced in accordance with its terms) or which are necessary or desirable to support, facilitate, implement, consummate or otherwise give effect to the Restructuring, including a restructuring plan under Part 26A of the Companies Act;

(e)   voting (or causing the relevant person to vote, to the extent it is legally entitled to cause that person to vote) and exercising any powers or rights available to it irrevocably and unconditionally in favour of:

(i)   any matter requiring approval under the Bond Trust Deed, including instructing the Trustee;

(ii)   any other matter requiring a resolution, instruction, waiver, amendment, consent or other proposal; and

(iii)   a composition, compromise, assignment or arrangement in respect of any Group Company or a restructuring plan under Part 26A of the Companies Act, in each case, which is consistent with and reasonably necessary or desirable to implement and consummate the Restructuring;

(f)   instructing the Committee's legal counsel and/or the Plan Company's Solicitors (as applicable) to support petitions or applications to any court to facilitate, implement, consummate or otherwise give effect to the Restructuring;

(g)   providing any other necessary instructions to the Committee's Advisers and/or the Plan Company's Advisers to implement and consummate the Restructuring; and

(h)   (in the case of the Group Companies) using their respective reasonable endeavours to complete each of the milestone actions set out in the Lock-up Agreement within the timeframe it specifies.

2.2   Each Participating Bondholder has agreed not to (whether directly or through a market-maker in relation to the Bonds) assign any of its rights or transfer any of its rights or obligations in respect of, or declare or create any trust of any of its rights, title, interest or benefits in respect of, its Bonds which are the subject of the Lock-up Agreement other than to a person which is either a Participating Bondholder or has agreed to accede to the Lock-up Agreement.

2.3   Under the Lock-up Agreement, certain restrictions have been imposed on the conduct of the Group's business, including restrictions on the movements of funds between members of the Group and on making payments which are not contemplated by an agreed business plan.

2.4   The Lock-up Agreement will terminate automatically on the earlier of the Restructuring Effective Date and 11.59 p.m. on 30 June 2021 (being the Long-Stop Date under the Lock-up Agreement, unless that Long-Stop Date is, for the purposes of the Lock-up Agreement, extended with the agreement of the requisite majority of the Participating Bondholders).

2.5   The Lock-up Agreement will also terminate automatically if any of certain specified insolvency events occur in relation to the Plan Company, Hurricane Holdings Limited, Hurricane GWA Limited or GLA other than with the consent of the requisite majority of Participating Bondholders or as expressly set out in the steps plan prepared in accordance with the terms of the Lock-up Agreement.

2.6   The Lock-up Agreement can also be terminated in certain other circumstances, including:

(a)   by the mutual written consent of the requisite majority of the Participating Bondholders and the Plan Company;

(b)   at the election of the requisite majority of the Participating Bondholders upon the occurrence of a certain events, including:

(i)   that the Plan Company, Hurricane Holdings Limited , GLA or Hurricane GWA Limited fails to comply in any material respect with any of the undertakings given by it under the Lock-up Agreement (unless, if capable of remedy, such failure to comply is not remedied within 10 Business Days of being given written notice of such failure by the Committee or any of the Committee's Advisers);

(ii)   failure to achieve within the specified timescales any of the milestone events set out in the Lock-up Agreement;

(iii)   an Event of Default under the terms of the Bonds (excluding certain events and circumstances in relation to the financial position of the Group and the steps taken to implement the Restructuring); and

(iv)   if at a restructuring plan meeting convened by the Plan Company at which a vote takes place, the restructuring plan is not approved by the requisite majorities of Bondholders or, notwithstanding such approval, the restructuring plan is not duly sanctioned by the court.

2.7   The Lock-up Agreement does not amend or waive the rights of any of the parties to it under the Bond Trust Deed (including any Events of Default thereunder which were continuing when the Lock-up Agreement was entered into or which occur upon its entry or arising from steps taken to implement the Restructuring).

3   SUMMARY OF THE KEY TERMS OF THE RESTRUCTURING IMPLEMENTATION DEED

3.1   The Restructuring Implementation Deed will be entered into between, among others, the Plan Company, the Guarantor Subsidiaries, the Information Agent, the Holding Period Trustee and the Trustee.

3.2   The parties to the Restructuring Implementation Deed will agree to sign various contractual documents required to implement the Restructuring. Those documents are to be released, dated and completed in accordance with the Implementation Steps set out, and as defined, in the Restructuring Implementation Deed.

3.3   None of the Implementation Steps will occur unless, on or before the Long-Stop Date, the Conditions Precedent specified in the Restructuring Implementation Deed are satisfied or waived. These include that:

(a)   the Funds Flow has been delivered by the Plan Company to the Committee's financial adviser;

(b)   confirmation from or on behalf of the Plan Company to the Committee's legal adviser that the Plan Company has submitted to AIM an application for admission of the Exchange Shares and Commission Shares (if any) to AIM as listed securities;

(c)   the Plan Company and GLA have received OGA consent to an amendment to the Lancaster Area development plan to permit production with flowing bottom hole pressure up to 300 psi below the bubble point of the fluid (1605psia at 1240m TVDSS); and

(d)   the Plan Company has confirmed to the Committee's legal adviser that the Plan Sanction Order has been delivered to the Registrar of Companies and that the Plan Effective Time has occurred.

3.4   The Implementation Steps will then be taken in the order set out in the Restructuring Implementation Deed. None of these steps will take place unless the immediately prior step has been completed in full or waived in accordance with the terms of the Restructuring Implementation Deed. The steps are inter-conditional, such that if any step does not occur (and is not duly waived), each of the steps will be deemed never to have become effective.

3.5   The principal Implementation Steps are summarised below:

(a)   the documents implementing the amendment of the Bonds (including the Amended and Restated Trust Deed and its documentary conditions precedent) and the Deed of Charge will be released and completed;

(b) confirmation from the Plan Company to the Committee's legal adviser that the Plan Company has submitted to AIM (i) an application for admission of the Exchange Shares and the Commission Shares (if any) to AIM as listed securities and (ii) the Allocation and Entitlement Table;

(c) the release of approximately U.S$50,000,000 of the outstanding principal amount of the Bonds (subject to rounding);

(d) the allotment and issue (conditional on admission to trading on AIM) by the Plan Company of the Exchange Shares (representing together with any Commission Shares in aggregate approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date) and the Commission Shares to the Bondholders (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders which have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee); and

(e) the allotment and issue by the Plan Company of the Commission Shares (if any) to the Bondholders (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders which have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee);

(f) the adoption by the Plan Company of the QCA Corporate Governance Code and establishment of nomination, audit and remuneration committees by the Plan Company and execute the Deed Poll;

(g) the Intercompany Loan Capitalisation will occur; and

(h) the payment by the Plan Company of the amounts, including fees, costs and expenses, which are set out in the Funds Flow.

3.6 Immediately following completion of all the Implementation Steps, the Plan Company shall issue a notice confirming that the Restructuring Effective Time (as defined in the Restructuring Implementation Deed) has occurred (including to the Information Agent, for distribution to the Bondholders).

3.7 The Restructuring Implementation Deed will terminate (and certain of its provisions, including those requiring the Implementation Steps to be taken, will cease to have effect) if the Restructuring Effective Date has not occurred by the Long-Stop Date (and therefore the Lock-up Agreement has terminated otherwise than upon the successful completion of the Restructuring).

4 SUMMARY OF THE KEY TERMS OF THE FORM OF HOLDING PERIOD TRUST DEED

4.1 The Holding Period Trust Deed will be entered into between the Plan Company and Lucid Issuer Services Limited in its capacities as Information Agent and Holding Period Trustee.

4.2 The Holding Period Trustee is entering into the Holding Period Trust Deed in order to create, and the Information Agent is entering into the Holding Period Trust Deed to facilitate, the holding period trust arrangement contemplated by the Restructuring Plan. The Holding Period Trust Deed sets out the terms on which the Holding Period Trustee will hold on trust any Bonds Exchange Entitlements of:

(a) Non-Responding Bondholders; and

(b) Ineligible Bondholders who have not appointed a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline, for the Holding Period, which will last for one year from the Restructuring Effective Date.

4.3 Non-Responding Bondholders (and Ineligible Bondholders, who wish to appoint a Nominated Recipient) must provide evidence of their holding of the Bonds as at the Record Time, and provide the other information and confirmations required by the Holding Period Trustee in accordance with the Holding Period Trust Deed, in order to receive their Bonds Exchange Entitlement or direct that their Bonds Exchange Entitlement be transferred to their Nominated Recipient (as applicable). As an alternative, Non-Responding Bondholders and Ineligible Bondholders will be able to direct that their Bonds Exchange Entitlement be sold on the open market and the cash proceeds paid to it or its Nominated Recipient by liaising separately with the Holding Period Trustee, directing the Holding Period Trustee to sell their Bonds Exchange Entitlement and providing evidence of their holding of the Bonds as at the Record Time. In each case, the instructions must be provided to the Holding Period Trustee no later than 10 Business Days prior to the Holding Period Trust Expiry Date, and in accordance with, and subject to, the terms of the Holding Period Trust Deed.

4.4 Once the Holding Period has expired, the Exchange Shares and the Commission Shares (if any) that are held by the Holding Period Trustee will be transferred to the Plan Company for no consideration, and the Plan Company shall promptly following such transfer cancel such Exchange Shares and Commission Shares.

5 SUMMARY OF THE KEY TERMS OF THE FORM OF THE AMENDMENT AND RESTATEMENT AGREEMENT RELATING TO THE BOND TRUST DEED

5.1 The Amendment and Restatement Agreement relating to the Bond Trust Deed is the document under cover of which the Bond Trust Deed will, amongst other things, be amended and restated as the Amended and Restated Bond Trust Deed.

5.2 The Amendment and Restatement Agreement relating to the Bond Trust Deed shall:

(a) provide that payment by way of the issue of Exchange Shares in an aggregate amount equal to US$50,000,000 in GBP at the Agreed Rate shall result in the release of US$50,000,000 in principal amount of the Bonds;

(b) provide that all amounts of cash pay interest which have accrued up to and excluding the Restructuring Effective Date under the Bond Trust Deed (but remain unpaid on that date) shall be paid on the Interest Payment Date falling in July 2021 at the same time as the interest is paid under the terms of the Amended and Restated Bond Trust Deed and the terms and conditions of the Amended Bonds; and

(c) amend and restate the Bond Trust Deed as the Amended and Restated Bond Trust Deed as described at paragraph 6 below.

6 SUMMARY OF THE KEY TERMS OF THE FORM OF AMENDED AND RESTATED BOND TRUST DEED

6.1 The Bond Trust Deed is dated 24 July 2017 and was entered into between the Plan Company in its capacity as issuer and U.S. Bank Trustees Limited in its capacity as Trustee.

6.2 The terms and conditions of the Amended Bonds are appended in Schedule 4 to the Amended and Restated Bond Trust Deed. All terms not defined in the paragraph 6 are as defined in the Amended and Restated Bond Trust Deed.

6.3   Pursuant to the terms of the Amended and Restated Bond Trust Deed, the Trustee agrees to hold certain trust property on trust for the Bondholders.

6.4   The Amended and Restated Bond Trust Deed will also contain covenants by the Plan Company in its capacity as issuer to perform its duties (and for the Plan Company to procure that members of the Group perform their duties) under the terms and conditions of the Amended Bonds, including to pay amounts due by it under the Amended Bonds. The Amended and Restated Trust Deed also sets out the Trustee's obligations, powers and functions under the terms and conditions of the Amended Bonds, as well as indemnity and remuneration provisions for the benefit of the Trustee.

6.5   Under the Amended and Restated Trust Deed and terms of conditions of the Amended Bonds, the Plan Company in its capacity as issuer also covenants that it will, among other things:

(a)   keep, and ensure that each other member of the Group keeps, proper books of account;

(b)   notify the Trustee in writing immediately upon becoming aware of the occurrence of an event of default or potential event of default under the Amended and Restated Trust Deed and the terms and conditions of the Amended Bonds;

(c)   give to the Trustee such information as it reasonably requires for the performance of its duties;

(d)   deliver the consolidated audited annual financial statements and consolidated unaudited semi-annual financial statements of the Group (and associated compliance certificates) to the Trustee and ensure that such financial statements are prepared in accordance with the applicable accounting principles;

(e)   use all reasonable endeavours to maintain a listing and admission to trading of the Amended Bonds on The International Stock Exchange (or another "recognised stock exchange" within the meaning of section 1005 of the Income Tax Act 2007);

(f)   comply (and use reasonable endeavours to procure compliance) with the terms of the Amended and Restated Bond Trust Deed and the other Transaction Documents, and maintain the appointment of a Paying, Calculation and Transfer Agent and a Registrar;

(g)   make certain public announcements including, amongst other things:

(i)   monthly announcements in relation to previous production, average water cut and bottom hole pressure, split between each producing well, estimated revenue generated and estimated average sales price, and confirmation of compliance with the minimum liquidity covenant for the month falling two months prior to the relevant month, as set out in the terms and conditions of the Amended Bonds;

(ii)   prior to each Interest Payment Date, an announcement of the Excess Cash Flow Amount that will be paid to the Bondholders on that Interest Payment Date at the same time as the payment and capitalisation (as applicable) of the relevant interest amount;

(iii)   no later than the date on which a notice of meeting is sent to Bondholders at which they will consider an investment case, the details of such investment case relating to proposed capital expenditure;

(iv)   upon the occurrence of a Simulation Model Event, being where a simulation model contains a forecast or other production estimates which could reasonably be expected to result in a breach of the Lancaster Field FDP within certain parameters, as more fully defined and set out in the Amended and Restated Bond Trust Deed);

(v)   on or prior to the last Business Day in March and September in each year, the forecast for Lancaster Field Production for the following six months; and

(vi)   in circumstances where the Plan Company reasonably expects that there will be an Average Forecasted Production Event (being where Lancaster Field Production is over any three consecutive month period, at a level that is 40 per cent. or more below the relevant forecast), upon the occurrence of a pump failure that continues for 14 days, or in circumstances where the Lancaster Field is flowing under natural flow for 14 days, or upon any other event impacting production which continues for 14 days.

6.6   The procedures for convening Bondholder meetings and passing Bondholder resolutions are set out in Schedule 3 to the Amended and Restated Bond Trust Deed and are summarised in the terms and conditions of the Amended Bonds.

6.7   The Amended Bonds are in registered form and in principal amounts of U.S$150,000 and integral multiples of $1. The maturity date of the Amended Bonds is 31 December 2024.

6.8   The terms and conditions of the Amended Bonds include an ability for the Plan Company to, with the prior approval of an extraordinary resolution of the Bondholders which is a special quorum matter, implement a management incentive plan.

6.9   The terms and conditions of the Amended Bonds include but are not limited to the following (all terms not defined this paragraph 6 are as defined in the Amended and Restated Bond Trust Deed):

(a)   the grant of upstream guarantees (capped at U.S$155,000,000 in the case of GLA, such cap to reduce on a dollar for dollar basis to the extent of cash payments made in respect of the Outstanding Redemption Amount or cash interest under the Amended Bonds following the Restructuring Effective Date and may be increased by way of agreement between GLA and an extraordinary resolution of the Bondholders which is a special quorum matter) and supporting first priority security by the Guarantor Subsidiaries over certain unencumbered assets and undertakings;

(b)   the grant of first priority security by the Plan Company over certain unencumbered assets and undertakings (including, amongst other things, a fixed charge over a specific bank account restricting the use of certain funds for purposes other than to pay amounts due in respect of the Amended Bonds and floating charges over other bank accounts);

(c)   a cash coupon under the Amended Bonds of 9.4 per cent. per annum and the introduction of an additional PIK coupon of 5.0 per cent. per annum. The PIK amount shall be capitalised by being added to the Outstanding Redemption Amount on each

Interest Payment Date. The Plan Company in its capacity as issuer shall have the option, in its discretion, to issue PIK Notes on any Interest Payment Date, in accordance with the terms set out in the Amended and Restated Bond Trust Deed. The cash and PIK coupons shall both be calculated on the Outstanding Redemption Amount from time to time;

(d)   on each Interest Payment Date, if the Group has an Excess Cash Flow Amount (being the Net Free Cash minus (i) the Cash Sweep Threshold and (ii) the amount of cash interest due on that Interest Payment Date), such Excess Cash Flow Amount shall be applied towards repayment of the Outstanding Redemption Amount of the Amended Bonds in the order of priority set out in the terms and conditions of the Amended and Restated Bond Trust Deed. Net Free Cash is the sum of Cash and Cash Equivalent Investments and Net Current Receivables. The Cash Sweep Threshold is a certain minimum free cash amount that varies over time from U.S$105,000,000 plus Unprovisioned Decommissioning and Abandonment Liability to U.S$45,000,000 plus Unprovisioned Decommissioning and Abandonment Liability after the permanent cessation of production from the Lancaster Area;

(e)   a negative pledge restricting the Plan Company in its capacity as issuer (and requiring the Plan Company to procure the same in respect of the members of the Group) from creating or having outstanding certain Security Interests (as defined in the Amended and Restated Bond Trust Deed) subject to certain carve outs, including Security Interests (i) arising under Transaction Security, (ii) in relation to any Decommissioning / Abandonment Obligations, (iii) arising out of the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case, (iv) arising by operation of law and in the ordinary course of business, (v) in respect of any rent deposit arrangements in an aggregate amount of not more than U.S.$300,000, and (vi) granted in connection with a full refinancing of the Amended Bonds;

(f)   restrictions on the incurrence of Indebtedness by the Plan Company and other members of the Group, subject to certain carve outs, including Indebtedness (i) in respect of certain Finance Leases up to an aggregate amount of U.S.$20,000,000, (ii) in respect of certain liabilities in relation to the Bareboat Charter, (iii) in relation to Decommissioning / Abandonment Obligations, (iv) in respect of certain intra-group indebtedness between the Plan Company and GLA or the Plan Company and Hurricane GWA Limited where such indebtedness is in accordance with the Intra-Group Funding Policy or otherwise provided for in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case and where subject to the Transaction Security, (v) in respect of certain intra-group indebtedness between the Plan Company and Hurricane GWA Limited where this is in respect of Permitted Lincoln Sub-Area Expenditure and where, in each case, subject to the Transaction Security; (vi) in respect of permitted Treasury Transactions and (vii) incurred in connection with a full refinancing of the Amended Bonds;

(g)   restrictions on certain actions in respect of the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter, the POSA and the BP Sales Agreement, including that no actions are taken which could reasonably be expected to result in a breach of any of the terms of the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter, the POSA or the BP Sales Agreement and, subject to certain carve outs, that no amendments, waivers, consents, or extensions are agreed in respect of the provisions of the Bareboat Charter or the POSA or amendments in respect of the Intra-Group Funding Policy or the DSA Trust Deed;

(h) certain restrictions on:

(i) disposals and acquisitions by the Plan Company and the Group save where required in the ordinary course of business or set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case;

(ii) joint ventures save where set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case;

(iii) capital expenditure (x) in relation to any activities to further develop, drill, sidetrack or in respect of any similar action or steps in the Lancaster Field save where set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case (or otherwise approved by an extraordinary resolution of the Bondholders which is a special quorum matter) and (y) other than any capital expenditure falling under paragraph (x) above up to an aggregate amount of U.S.$2,000,000 over the life of the Bonds save where set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case (or otherwise approved by an extraordinary resolution of the Bondholders);

(iv) capital expenditure and other expenditure in respect of the Lincoln Sub-Area save where (x) set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case, (y) in the ordinary course up to U.S.$1,000,000 per financial year or (y) such expenditure is financed through limited recourse or equity financing as approved by an extraordinary resolution of the Bondholders;

(v) hedging other than ordinary course currency hedging with a limit on the aggregate notional amount hedged of £30,000,000 and other requirements as to the terms of such hedging;

(vi) the use of certain of the Group's bank accounts, including a requirement to transfer any amounts from any bank accounts subject to the floating charge in excess of the Floating Charge Accounts Available Amount (being U.S.$60,000,000 plus Unprovisioned Decommissioning and Abandonment Liability, reducing to U.S.$45,000,000 plus Unprovisioned Decommissioning and Abandonment Liability following the permanent cessation of production from the Lancaster Field) to an account subject to fixed charge security;

(i) a financial covenant for the Group to maintain at all times Cash and Cash Equivalent Investments of not less than U.S$45,000,000 until the permanent cessation of all production at the Lancaster Area;

(j) detailed event of default provisions, including but not limited to the following:

(i) a failure to pay amounts of principal, interest and other amounts when due;

(ii) a failure to comply with the terms of the Amended and Restated Bond Trust Deed, the terms and conditions of the Amended Bonds and the other Transaction Documents (with grace periods for certain breaches);

(iii)   a cross-default in respect of an amount equal to or in excess of £15,000,000 (or its equivalent in any other currency or currencies);

(iv)   insolvency events and insolvency proceedings in respect of the Group;

(v)   the occurrence of any expropriation, distress, sequestration, attachment, execution or other legal process in respect of an amount equal to or in excess of £15,000,000 (or its equivalent in any other currency or currencies) subject to a grace period;

(vi)   cessation of business;

(vii)   unlawfulness;

(viii)   the commencement of any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes in respect of any member of the Group which are reasonably likely to be adversely determined and, if so adversely determined, are reasonably likely to have a Material Adverse Effect;

(ix)   any event or circumstance occurs which has a Material Adverse Effect (taking into account the Restructuring Business Plan, or if more recent, any Investment Business Plan in respect of an Approved Investment Case);

(x)   the occurrence of an Average Forecasted Production Event (being where Lancaster Field Production is, over any three consecutive month period, at a level that is 40 per cent. or more below the relevant forecast);

(xi)   the occurrence of a public announcement in respect of certain negative forecasts contained in a simulation model;

(xii)   breaches of the terms of the P1368 Licence or Lancaster Field FDP unless remedied within 30 days; and

(xiii)   subject to any applicable grace period, the cessation of production from the Lancaster Field on a date which is earlier than the date anticipated under the Restructuring Business Plan, or if more, recent, any Investment Business Plan in respect of an Approved Investment Case, or as otherwise agreed by Bondholders; and

(xiv)   commencement of any process or action for expropriation, termination or revocation of the P1368 Licence is commenced by the OGA or any other regulatory authority, save where the consequences would be immaterial; and

(k)   a conversion option in respect of the Amended Bonds exercisable by the Plan Company after the extended maturity date of the Amended Bonds and following the permanent cessation of all production at the Lancaster Area and where the following requirements are satisfied:

(i)   prior to 30 June 2025, the Security Trustee (acting on the instructions of the Trustee, itself acting on the instruction of the Bondholders) gives written notice to the Plan Company that it does not intend to enforce the security;

(ii)   at any time after 30 June 2025, the Plan Company has requested in writing that the Security Trustee (acting on the instructions of the Trustee, itself acting on the instruction of the Bondholders) confirms whether it intends to enforce the security, and no such enforcement is pursued and no notice of intention to enforce is received, within 6 months of such request; or

(iii)   if the Security Trustee has taken steps to enforce its security before the deadline referred to in (ii) and either (in each case, acting on the instructions of the Trustee itself acting on the instruction of the Bondholders):

(A)   the Security Trustee confirms in writing that no further cash realisations of remaining assets are likely to be made, or

(B)   following a request in writing from the Plan Company as to whether it intends to take further steps in respect of the security, the Security Trustee either does not pursue further enforcement or fails to confirm an intention to do so within 6 months of such request.

This is intended to ensure that upon the implementation of the Restructuring and the conclusion of the Extended Wind Down, a liquidation of the Plan Company following maturity would be solvent.

7   SUMMARY OF THE KEY TERMS OF THE FORM OF AMENDED AND RESTATED PAYING, CALCULATION AND TRANSFER AGENCY AGREEMENT

7.1   The Bond Paying, Transfer and Conversion Agency Agreement was entered into on 24 July 2017 between the Plan Company, U.S. Bank Trustees Limited in its capacity as Trustee, Elavon Financial Services DAC, UK Branch in its capacity as Principal Paying, Transfer and Conversion Agent and Elavon Financial Services DAC in its capacity as Registrar.

7.2   Pursuant to the Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement, the Bond Paying, Transfer and Conversion Agency Agreement will be amended and restated (and renamed) as the Amended and Restated Paying, Calculation and Transfer Agency Agreement.

7.3   Pursuant to the Amended and Restated Paying, Calculation and Transfer Agency Agreement, the Plan Company appoints (i) the Principal Paying, Calculation and Transfer Agent as its agent for making payments in respect of the Amended Bonds, (ii) the Principal Paying, Calculation and Transfer Agent and the Registrar as its agents in relation to any transfer of the Amended Bonds at their respective offices, and (iii) the Principal Paying, Calculation and Transfer Agent to make certain calculations and determinations in respect of the PIK Interest and the Outstanding Redemption Amount under the Amended Bonds.

7.4   The Principal Paying, Calculation and Transfer Agent will receive payments due to the Bondholders from the Plan Company and pay the relevant interest or principal to the Bondholders and will carry out other administrative functions, such as keeping records of payments that have been made on the Amended Bonds.

7.5   The Plan Company may, with the prior written consent of the Trustee, appoint additional Principal Paying, Calculation and Transfer Agents and the Registrar and/or terminate the appointment of the Principal Paying, Calculation and Transfer Agent and the Registrar.

8   SUMMARY OF THE KEY TERMS OF THE FORM OF AMENDED AND RESTATED GLOBAL BOND

8.1   The Form of Amended and Restated Global Bond is contained as a schedule to the Amendment and Restatement Agreement relating to the Bond Trust Deed and will be produced as a separate document as part of the implementation of the Restructuring. It will be signed by the Plan Company and authenticated by the Registrar.

8.2   The Bondholders hold a beneficial interest in the global bond while the legal interest in the global bond will be held in the name of a nominee for a common depositary to both Euroclear and Clearstream, Luxembourg.

9   SUMMARY OF THE KEY TERMS OF THE FORM OF DEED OF CHARGE

9.1   The Deed of Charge will be entered into between (1) the Plan Company, GLA and Hurricane Holdings Limited together as Chargors; (2) GLA and Hurricane Holdings Limited as Guarantors; and (3) U.S. Bank Trustees Limited as Security Trustee and in its capacity as the Trustee under the Amended and Restated Bond Trust Deed. All terms not defined herein are as defined in the Deed of Charge.

9.2   Pursuant to the terms of the Deed of Charge, each Chargor grants the following security in favour of the Security Trustee:

(a)   first fixed charge with all its rights, title and interest from time to time over:

(i)   the shares owned by the Chargors in Hurricane Holdings Limited, GLA and Hurricane GWA Limited and all other shares in a subsidiary issued to a Chargor at any time and all rights in respect thereof;

(ii)   the "Fixed Charge Issuer Account" detailed in the Deed of Charge and all rights in respect thereof;

(iii)   all intercompany receivables owing to a Chargor and all rights in respect thereof;

(iv)   key commercial agreements including the Bareboat Charter, the POSA and the BP Sales Agreement;

(v)   the interest in the P1368 Licence and all rights in respect thereof;

(vi)   the insurance policies and all rights in respect thereof;

(vii)   amounts held by the Paying, Calculation and Transfer Agent in respect of the Bonds; and

(viii)   subject to the terms of the DSA Trust Deed, any amounts which may be paid or transferred to GLA, the Plan Company or any other member of the Group, or to which GLA, the Plan Company or any other member of the Group may be beneficially entitled, in each case under or in connection with the DSA and/or the DSA Trust Deed;

(b)   assignment, subject to a proviso for reassignment on irrevocable discharge in full of the Secured Obligations (as defined therein) of

(i) all intercompany receivables owing to an Obligor and all rights in respect thereof;

(ii) key commercial agreements as detailed in sub paragraph (iv) of paragraph 8.2(a) above and all related rights in respect thereof;

(iii) the insurance policies and all rights in respect thereof; and

(iv) amounts held by the Principal Paying, Calculation and Transfer Agent under or pursuant to the Paying, Calculation and Transfer Agency Agreement

(c) floating charges over all of its present and future assets, property, rights and undertakings, including the Floating Charge Accounts.

9.3 Pursuant to the terms and conditions of the Amended Bonds and the Deed of Charge, the Floating Charge Accounts held by the Chargors are subject only to the floating charge, and subject to the Deed of Charge, the Chargors shall be entitled to receive, withdraw or otherwise transfer any credit balance from time to time on any Floating Charge Account to discharge all reasonable obligations of the Plan Company which are properly incurred in the ordinary course of business. The amounts standing to the credit of the Fixed Charge Issuer Account may not be used by the Plan Company for any purpose, other than to be applied towards cash amounts which are payable in respect of the Amended Bonds in respect of interest and any Excess Cash Amount(s) pursuant to the terms and conditions of the Amended Bonds or otherwise with the prior written consent of the Security Trustee. The bank accounts held with the Plan Company in respect of the joint venture between Hurricane GWA Limited and Spirit Energy are not subject to the Transaction Security.

9.4 Pursuant to the terms of the Deed of Charge, each Chargor agrees not to create, agree to create or allow to exist any Security on, over any of the assets subject to the security being granted in favour of the Security Trustee.

9.5 Each Chargor undertakes that it shall not sell, transfer, lease, licence, assign or otherwise dispose of all or any of the assets subject to the security being granted in favour of the Security Trustee.

9.6 The Security Trustee may, in its absolute discretion, and shall if so instructed by the Trustee (itself acting on the instructions of the Bondholders, and subject to the Security Trustee being indemnified and/or secured and/or prefunded to its satisfaction in accordance with the Deed of Charge) without notice to any Chargor enforce all or any party of the security or guarantees granted in its favour from the date on which the Trustee exercises any of its rights under the Amended and Restated Bond Trust Deed upon the occurrence of an Event of Default.

9.7 All amounts received by the Security Trustee or any receiver must be applied firstly in payment of fees, costs, charges, expenses and liabilities incurred by the Security Trustee, the Trustee, or any receiver or appointees in carrying out their role under the Transaction Documents (as defined in the Amended and Restated Bond Trust Deed); secondly in payment of amounts payable to the Principal Paying, Calculation and Transfer Agent, the Registrar; thirdly in payment of amounts due to the Bondholders; and fourthly in payment of the balance to the Plan Company and other Chargors as applicable.

9.8 Pursuant to the terms of the Deed of Charge, GLA and Hurricane Holdings Limited will grant upstream guarantees, in the case of GLA, capped at U.S$155,000,000 (such cap to reduce on a dollar for dollar basis to the extent of cash payments made in respect of the Outstanding

Redemption Amount or cash interest under the Amended Bonds following the Restructuring Effective Date and may be increased by way of agreement between GLA and an extraordinary resolution of the Bondholders which is a special quorum matter). For the avoidance of doubt, the aforementioned cap relates to all liabilities of GLA under the Transaction Documents.

10   SUMMARY OF THE KEY TERMS OF THE GUARANTOR SUBSIDIARY UNDERTAKINGS

Pursuant to the Guarantor Subsidiary Undertakings, the Guarantor Subsidiaries will each undertake to the Plan Company:

(a)   to be bound by and to perform their obligations under the Restructuring Plan as if they were a party to the Restructuring Plan;

(b)   to execute all documents to be entered into by them under the terms of the Restructuring Plan, and to take any other steps that are reasonably required by the Plan Company in order for the Restructuring Plan to become effective; and

(c)   not to challenge any of the releases or waivers granted by any party under the Restructuring Plan.

Part 9 – RISK FACTORS

In addition to the other information contained in this Explanatory Statement, Bondholders should carefully consider the following risk factors in connection with the Restructuring, the proposed Restructuring Plan, the Group's business and the industry in which the Group operates. The risks and uncertainties the Group describes below are not the only ones it faces. Additional risks and uncertainties of which the Group is not aware or that it currently believes are immaterial may also adversely affect its business, prospects, financial condition and results of operations. If any of the possible events described below were to occur, the Group's business, prospects, financial condition and results of operations could be materially and adversely affected. All statements in this Explanatory Statement are to be read subject to, and are qualified in their entirety by, the matters referred to in this section. The order in which risks are presented is not indicative of any increased likelihood of the risks materialising, their potential significance or the scope of any potential harm to the Group's business, operating results and financial condition or prospects.

Risks relating to the Restructuring Plan

The implementation of the Restructuring faces a number of significant hurdles and risks. In particular, it relies on the Restructuring Plan being approved by Bondholders at the Plan Meeting and sanctioned by the Court. Delay or failure of the Restructuring Plan to be approved by the requisite majority of Bondholders or to be sanctioned by the Court may materially adversely affect the interests of the Bondholders and the Group's financial condition and liquidity.

Approval of the Restructuring Plan by a sufficient number of votes of Bondholders is required

If sufficient votes in favour of the Restructuring Plan are not obtained from Bondholders at the Plan Meeting then the Restructuring Plan will be withdrawn and will not become effective and neither the compromise nor arrangement contemplated by the Restructuring Plan, nor the Restructuring, will be implemented.

As set out at paragraph 6 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), the Plan Company considers that if the Restructuring Plan is not approved by Bondholders at the Plan Meeting or sanctioned by the Court, the Plan Company would likely undertake a controlled wind-down followed by insolvent liquidation. If that were to be the case, the Lock-up Agreement may be terminated and it is likely that an event of default under the terms and conditions of the Bonds would be triggered on the basis that the Plan Company is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts as they fall due. Upon the occurrence of an event of default, the Trustee would be entitled, either acting on its own discretion or upon the request of the holders of at least one-quarter in principal amount of the Bonds then outstanding, to accelerate the Bonds. In the event of an acceleration of the Bonds, the Plan Company may enter an immediate, insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

If the Restructuring Plan is approved by a sufficient number of votes of Bondholders, persons with an interest can challenge its sanction

If the Restructuring Plan is approved by Bondholders at the Plan Meeting, it is still possible for a person with an interest in the Restructuring Plan (whether a Bondholder or otherwise) to object to the Restructuring Plan and to attend or be represented at the Sanction Hearing in order to make representations that the Restructuring Plan should not be sanctioned or to subsequently appeal against the granting of the Plan Sanction Order. Therefore, it is possible that objections will be made at or before the Sanction Hearing or that an appeal will be made subsequently against the granting of the Plan Sanction Order by the Court. Any such objections or appeal could delay or possibly ultimately prevent the Restructuring being implemented before the Long-Stop Date and/or being implemented at all. In such circumstances, unless the Long-Stop Date were extended, the Plan Company would likely have no alternative but to undertake a controlled wind-down followed by insolvent liquidation.

As such, if the sanction of the Restructuring Plan is successfully challenged in Court, the Lock-up Agreement may be terminated and it is likely that an event of default under the terms and conditions of the Bonds would be triggered on the basis that the Plan Company is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts as they fall due. Upon the occurrence of an event of default, the Trustee would be entitled, either acting on its own discretion or upon the request of the holders of at least one-quarter in principal amount of the Bonds then outstanding, to accelerate the Bonds. In the event of an acceleration of the Bonds, the Plan Company may enter an immediate, insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company. *The Court has discretion to sanction the Restructuring Plan*

In order for the Restructuring Plan to become effective under English law, it must receive the sanction of the Court and the Plan Sanction Order must be lodged with the Registrar of Companies. The Court will not sanction the Restructuring Plan unless it is satisfied that: (i) the class of Bondholders has been properly constituted; and (ii) as a matter of discretion, the Court considers that it is proper to sanction the Restructuring Plan. There can be no assurance that the Court will sanction the Restructuring Plan. If the Court does not sanction the Restructuring Plan, or approves it subject to conditions or amendments which: (i) the Plan Company and other relevant parties deem unacceptable; or (ii) would have (directly or indirectly) a material adverse effect on the interests of any Bondholders and such conditions or amendments are not approved by the Bondholders, the Restructuring Plan will not become effective and it is unlikely that the Restructuring will be implemented.

If the Restructuring Plan does not become effective this could have a destabilising effect on the business of the Group. As a result, the financial condition and liquidity of the Group would be materially adversely affected and/or the Plan Company would be unable to repay all amounts due under the Bonds in full at maturity. As set out at paragraph 6 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), the Plan Company considers that if the Restructuring Plan is not sanctioned by the Court, the Plan Company would likely undertake a controlled wind-down followed by insolvent liquidation.

As such and as noted above, if the Restructuring Plan is not sanctioned by the Court, the Lock-up Agreement may be terminated and it is likely that an event of default under the terms and conditions of the Bonds would be triggered on the basis that the Plan Company is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts as they fall due. Upon the occurrence of an event of default, the Trustee would be entitled, either acting on its own discretion or upon the request of the holders of at least one-quarter in principal amount of the Bonds then outstanding, to accelerate the Bonds. In the event of an acceleration of the Bonds, the Plan Company may enter an immediate, insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

Even if the Restructuring Plan is sanctioned, there is a risk of delay to implementation of the Restructuring

Delay in implementing the Restructuring for whatever reason will prolong the period of uncertainty for the Group and may: (i) result in the accrual of additional costs without any of the potential benefits of the Restructuring having been achieved; and (ii) have a destabilising effect on the business of the Group. As a result, the financial condition and liquidity of the Group may be materially adversely affected and/or the Plan Company may be unable to repay all amounts due under the Bonds in full at maturity.

If such delay resulted in the Restructuring not being implemented before the Long-Stop Date, unless the Long-Stop Date were extended, the Lock-up Agreement would terminate and the Plan Company would likely have no alternative but to undertake a controlled wind-down followed by insolvent liquidation. In such a situation it is likely that there would be an event of default under the terms and conditions of the Bonds. If the Bonds are accelerated as a result, the Plan Company would likely enter an immediate insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

The Restructuring is conditional upon certain conditions which may not be satisfied (or waived, where applicable), as a result of which the Restructuring would not be implemented

The Restructuring is subject to the satisfaction (or waiver, where applicable) of the Conditions Precedent. There is no guarantee that these Conditions Precedent will be satisfied (or waived, if applicable), in which case the Restructuring would not be implemented on its current terms or possibly at all. In such circumstances, the Plan Company would likely have no alternative but to undertake a controlled wind-down followed by insolvent liquidation.

As such, if the Restructuring is not implemented, the Lock-up Agreement may be terminated and it is likely that an event of default under the terms and conditions of the Bonds would be triggered on the basis that the Plan Company is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts as they fall due. Upon the occurrence of an event of default, the Trustee would be entitled, either acting on its own discretion or upon the request of the holders of at least one-quarter in principal amount of the Bonds then outstanding, to accelerate the Bonds. In the event of an acceleration of the Bonds, the Plan Company may enter an immediate, insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

The Restructuring Plan and the Restructuring Business Plan are based on underlying assumptions that are subject to risks and uncertainties

The Bondholder recoveries under the Restructuring Plan set out above at paragraph 7.5 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) are indicative only. The Restructuring Business Plan includes key assumptions on which the proposed actions and targets contained within it are premised. If actual operating results differ from those targeted or the assumptions underlying the Restructuring Business Plan prove to be incorrect, the Plan Company may be unable to take management actions to address these differences effectively. There is a risk that the Plan Company will be unable to implement the Restructuring Business Plan as described, or as assumed or expected, or at all.

Furthermore, the forward-looking actions and targets in the Restructuring Business Plan are not statements of historical fact, nor are they guarantees of future performance. Rather, they are based on current management views and assumptions that involve known and unknown risks, uncertainties and other factors that are subject to change and which may cause the actual results, performance, achievements or developments of the Plan Company or the industry in which it operates to differ materially from any targeted future results, performance, achievements or developments expressed or implied from the forward-looking targets. The forward-looking targets of the Restructuring Business Plan have not been subject to an audit by the Plan Company's accountants or any other professional advisers.

The Group's ability to deliver the strategy and achieve the targets in the Restructuring Business Plan is also influenced by external factors which may mean that the underpinning internal assumptions of the Group may be incorrect and negatively impact the Group's performance. For example, in preparing the Restructuring Business Plan, the Group relied on forecast oil and water production rates derived from its reservoir modelling simulations, crude prices based on the most recent practically available Dated Brent forward curve, sales differentials to Dated Brent based on average differentials experienced to date, production uptime based on facilities availability experienced to date adjusted for planned periods of scheduled maintenance and contingency for unplanned outages, foreign exchange rates based on those rates prevailing at the time of preparation of the Restructuring Business Plan, rates and quotes for services and equipment (for example, rig hire costs) based on previously agreed costs or terms agreed in principle but not yet contracted for, and assumptions for operating expenditure and general and administrative costs for 2022 and thereafter based on the 2021 approved budgeted costs. If the Group's assumptions prove to be materially incorrect either individually or in aggregate, there is a risk that this would impact the Group's business, operating results, financial condition, prospects and its ability to achieve the targets set out in the Restructuring Business Plan. Another key external factor is the negotiation of an extension to the Bareboat Charter discussed further below in the risk factor entitled "*Bareboat Charter extension risks*".

There remain a number of further actions that the Group needs to undertake in order to be able to deliver its strategy under the Restructuring Business Plan. The successful development and implementation of the Group's strategy may require subjective and complex judgements including those relating to a range of factors which are not within the Group's control or influence, for example, forecasts of economic conditions, including oil price. In addition, unanticipated events may adversely affect the Group's actual results of operations in future periods, whether or not the assumptions in the Restructuring Business Plan otherwise prove to be correct. Historically, the Group has experienced material variances to internal forecasts and budgets. There is, therefore, a risk that the Group's actual results of operations could differ from those expressed or implied by any forward-looking statements or targets as a result of such factors, many of which may be outside of the Group's control, and these differences could be material. Such forward-looking statements and targets should, therefore, be read in this context and construed accordingly, and undue reliance should not be placed on them.

The Restructuring, if implemented, may be insufficient

Whether or not the Restructuring Plan is successful, there is a risk that delivery by the Group of the Restructuring may be insufficient to address the Group's requirements or deliver the projected benefits, either because of factors beyond its control or internal factors relating to the Group. Even if the Restructuring is successful and the Extended Wind Down is implemented, Bondholders may not recover the full amount they are due under the Bonds.

If the Restructuring does not succeed, the Plan Company believes the most likely outcome is that it will need to enter into a controlled wind-down followed by an insolvent liquidation. In such a scenario, the Plan Company believes that shareholders of the Plan Company will receive no recovery in respect of the shares that they hold, and that on maturity Bondholders will receive less than the amount they are due under the Bonds.

Risks relating to options for the Lancaster Area

Bondholders should note the specific risks relating to each of the possible options for the Lancaster Area, including the NFA case and the various incremental development options as outlined below.

*Risks in relation to the "No Further Activity" (**NFA**) case*

The Restructuring Business Plan is based on the NFA case, which assumes no further development of the Lancaster Area, continuing operations as at present, and reliance on extended production from the P6 Well.

In the NFA case, the Plan Company continues to produce from a single well, the P6 Well, supported by artificial lift from electric submersible pumps (**ESP**). There are two ESPs in the P6 Well (an upper and lower ESP). Production is currently supported by the upper ESP only as the lower ESP is currently inoperable, and will likely remain inoperable without a workover of the well. Should the upper ESP fail and the Plan Company be unable to utilise the lower ESP, there is a material risk that the Plan Company would need to produce from the P6 Well at a reduced rate. This would impact cash flow and reserve recovery from the well.

Relying on production from a single well as the Plan Company's only source of revenue until at least H2 2024 creates several risks around well failure including risk of ESP failure (associated with run time) and multiple single point of failure risks which may only be mitigated by additional well stock and/or remedial action. If an issue occurs with the P6 Well, the Plan Company may be required to incur additional costs to restart or remedy an issue, including the potential cost and delay associated with an unscheduled workover of the P6 Well. If the P6 Well fails completely and the Plan Company is unable to remediate and restart the well, the Plan Company may be required to consider alternatives to recovering remaining oil from the Lancaster Area. Such a production failure would have a potentially serious negative effect on the Plan Company's financial position and would result in the incurrence of additional cost and, depending on oil price and an assessment of economic viability, it may result in early cessation of the field. Such a production failure would potentially prevent the Restructuring from achieving its purpose fully, depending on the severity of the failure and its timing, and could, in a worst case scenario, result in the Plan Company entering into insolvent liquidation without a controlled wind-down. The NFA case currently assumes a production profile based on the Plan Company's technical assessment of the P6 Well. There is a risk of reservoir performance being lower than expected, including an increased risk of a greater than anticipated water cut and/or gas break through. If actual performance deviates from this projection, ultimate recovery under the NFA case will differ from the Restructuring Business Plan.

Bareboat Charter extension risks

Under the NFA case, continued production from the single P6 Well is dependent on the Bluewater FPSO continuing to be available to the Group. The Bluewater FPSO is chartered by GLA under the Bareboat Charter. The initial term of the Bareboat Charter will expire in June 2022 unless, by no later than 4 June 2021, the Plan Company exercises an option to extend the initial term. The Bareboat Charter currently provides that, if the option is exercised, the term may only be extended for three years, and there is no possibility of a shorter extension.

The Plan Company does not currently intend to exercise the option to extend for three years and is, instead, currently in discussions with Bluewater with respect to a shorter extension of the term of the Bareboat Charter which allows for production to continue after June 2022.

There can be no guarantee that agreement will be reached with Bluewater in respect of a shorter extension of the Bareboat Charter. However, as at the date of this Explanatory Statement, the Plan Company has a reasonable belief that terms will be agreed with Bluewater which would allow the Group to continue to produce beyond June 2022 and for a longer period than would be possible in a controlled wind-down. However, if agreement cannot be reached with Bluewater on a shorter extension period, a further period of production beyond June 2022 may not be possible.

Risks in relation to incremental development options

The Group has also considered several potential, incremental developments, including the drilling of a second production well (the "Central Attic" or "P8" well) and the drilling of a Water Injection well in the northwest of the field.

Both cases, the P8 investment case and the P8 plus Water Injection investment case are each, if proposed, subject to and conditional on obtaining Bondholder approval at the relevant time. There is a risk that the Plan Company is unable to recommend either of these investment cases to the Bondholders due to various factors which may be beyond its control (including but not limited to economic, regulatory or legal considerations which may impact the Group). Even if the Plan Company is in a position to and does recommend either of the investment cases to Bondholders, there is a risk that the Bondholders will not approve either investment case. The Plan Company may then be solely reliant on production from the single P6 Well, and the risks as set out in the above risk factor entitled "*Risks in relation to the NFA case*" would continue to apply. Furthermore, there can be no guarantee that either or both of these projects, if approved by Bondholders and progressed, would and/or could be delivered on time and at the costs forecast.

Risks in relation to the P8 case

The "Central Attic" or "P8" case assumes that the Plan Company drills a second production well in 2022. The well will be a side track of the P7z well – utilising the existing tophole, as well as the existing manifold and flowline system. This would diversify production in the Lancaster Area and may help mitigate some of the risks associated with production from a single well.

However, there can be no guarantee that this well would be delivered on time and would be drilled and completed at the costs forecast. In addition, the Plan Company will be required to purchase long-lead items in advance of the development meaning that a material portion of capital will be at risk from the point of project sanction.

A further key risk is underperformance of the P8 well, if drilled. The Plan Company has evaluated the potential production profile from P8 but there can be no guarantee that the well will perform in line with this assessment and underperformance will result in lower production, reserves recovery and cash generation from the project.

Risks in relation to the P8 plus Water Injection case

The "Central Attic" or "P8" plus Water Injection case assumes that the Plan Company drills a second production well in 2022 and follows this with a Water Injection well in the summer of 2023 to improve the sweep efficiency of the Lancaster Area's reservoir and support reservoir pressure. The risks that apply to the P8 case also apply to the P8 plus Water Injection case. In addition, there is a further key risk that the Plan Company's placement of the Water Injection well does not deliver optimal sweep and/or pressure support. This would result in lower production, reserves recovery and cash generation from the project.

A seismic campaign in 2022 may help to refine the Group's understanding of the optimal location for the Water Injection well. While the seismic campaign could help the Group refine the location of the Water Injection, it will incur additional cost to shoot and process the resultant data. There is no guarantee that this will improve the Group's understanding of the well location or the potential impact of water injection.

Adding a Water Injection would also require a number of modifications at the Bluewater FPSO and associated infrastructure. There is no guarantee that this will successfully support water processing and there is a risk of technical and mechanical failure inhibiting or limiting the amount of water available for reinjection. Should the Plan Company not be able to inject water at the rate assumed, it will lead to a deviation from its current estimates of production and reserves recovered from the P8 plus Water Injection case.

Other development options

The Group may also consider other development options in the course of its evaluation of the Lancaster Area. Further, the Group will be required to purchase long-lead items in advance of any development(s) and a material portion of capital will be at risk from the point of project sanction. All further development is subject to approval from the Bondholders and will also require support from other stakeholders including the OGA and Bluewater. Oil and gas developments are inherently risky and underperformance is not uncommon, hence there can be no certainty that the reserves, resources or cash flow recovered from any of the developments will in actuality be similar to the Group's estimates. With all further investments there is a risk of material loss of capital from underperformance.

Risks relating to the Amended Bonds

The following are some of the material risks which will relate to the Amended Bonds, as opposed to the Bonds in their current un-amended form. Unless otherwise defined, terms used in this section shall have the meaning given to them in the Amended and Restated Bond Trust Deed.

Even if the Restructuring Plan is implemented, the Plan Company's leverage may make it difficult for the Plan Company to service its debts, including the Amended Bonds

Notwithstanding the implementation of the Restructuring Plan, the degree to which the Plan Company is leveraged could have important consequences for the holders of the Amended Bonds, including, but not limited to:

    (a)   making it difficult for the Plan Company to satisfy its obligations with respect to the Amended Bonds;

    (b)   increasing the Plan Company's vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

    (c)   requiring the dedication of the Group's cash flow from operations to the payment of the cash pay interest (the rate of which will have increased from 7.5 per cent. to 9.4 per cent. as a result of the Restructuring), and any Excess Cash Flow Amount towards the reduction of the Outstanding Redemption Amount of the Amended Bonds on each Interest Payment Date, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes; and

    (d)   limiting the Group's flexibility in planning for, or reacting to, changes in its business, the competitive environment and the industry in which it operates.

Any of these or other consequences or events could have a material adverse effect on the Group's ability to continue to satisfy its obligations under the Amended Bonds, and the guarantees in respect of the Amended Bonds.

The Amended Bonds impose certain restrictive covenants on the Group which may limit its ability to finance its future operations and capital needs and to pursue business opportunities and activities

The Amended Bonds contain covenants that limit the ability of the Plan Company and the Group to take certain actions. These restrictions may limit the way in which the Plan Company and the Group operate their business and may limit the Group's ability to enhance its operations or take advantage of potential business opportunities as they arise. Among other covenants and obligations, the terms and conditions of the Amended Bonds, as more fully described therein:

    (e)   restrict the creation of, or the ability to have outstanding, any mortgage, charge, lien, pledge or other security interest, subject to certain limited exceptions;

    (f)   restrict the incurrence, assumption or existence of additional indebtedness, subject to certain limited exceptions;

    (g)   restrict actions in relation to the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter, the POSA, or the BP Sales Agreement, including breaches of those licences or agreements, which would give the counterparties of those licences or agreements rights to terminate or revoke, and restricting the Group's ability to amend any such licences or agreements in any material way without the approval of Bondholders;

(h)   restrict the ability of the Group to make amendments to its Intra-Group Funding Policy;

(i)   restrict the acquisition or disposal of a company, shares, securities or a business or undertaking, except in the ordinary course of business or where contained in the Group's business plan;

(j)   restrict the entry into, and investment in or transfer of assets to any joint ventures subject to certain limited exceptions;

(k)   restrict the Group from incurring any capital expenditure, subject to certain limited exceptions and requirements, including requirements to seek Bondholder approval to incur expenditure to further develop, drill in, or sidetrack in the Lancaster Area;

(l)   restrict the Group from entering into hedging transactions apart from ordinary course currency hedging limited to an aggregate nominal amount hedged not exceeding £30,000,000;

(m)   require the Plan Company to consult with the Bondholders following certain events impacting production; and

(n)   require the Group to maintain at all times Cash and Cash Equivalent Investments (each as defined in the Amended and Restated Bond Trust Deed) of not less than US$45,000,000 until the permanent cessation of all production at the Lancaster Area.

These covenants could limit the Group's ability to efficiently and effectively operate and finance its future operations and capital needs and its ability to pursue business opportunities and activities that may be in the Group's interest as well as effectively implement the Extended Wind Down.

If the Group breaches any of these covenants, it may be in default under the Amended and Restated Bond Trust Deed. The Amended Bonds may then be accelerated and become due and payable. The Group may not have, or be able to obtain, sufficient funds to make these accelerated payments.

The Amended Bonds are subject to a conversion into ordinary shares after maturity at the option of the Plan Company and may result in less than full repayment of principal, capitalised PIK interest and any other amounts due under the Amended Bonds, or no repayment of principal capitalised PIK interest and any other amounts due

The Amended Bonds contain a conversion option, exercisable by the Plan Company, after the extended maturity date of the Amended Bonds, provided that, amongst other things, all production at the Lancaster Area has ceased permanently and all cash realisations of remaining assets of the Plan Company and the Guarantor Subsidiaries have been applied towards outstanding liabilities (including the Amended Bonds), in accordance with the applicable order of priority. In the event that the conversion option is exercised by the Plan Company, a holder of the Amended Bonds will receive one Share per US$150,000 principal amount of Amended Bonds. In addition, if the conversion option is exercisable, it is likely that the Shares would have little or no value, and accordingly upon the exercise of the conversion option, a holder of the Amended Bonds can expect to have received less than full repayment of principal, capitalised PIK interest and any other amounts owing under the Amended Bonds, or even no repayment of principal, capitalised PIK interest, and any other amounts owing under the Amended Bonds at all.

There can be no guarantee that the operations of the Group will result in any Excess Cash Flow Amounts and thus there can be no guarantee that there will be any payments of Excess Cash Flow Amounts to reduce the Outstanding Redemption Amount of the Amended Bonds during their life

The cash position and operational performance of the Group will impact the Net Free Cash of the Group and therefore the Excess Cash Flow Amounts. There can be no guarantee that the cash position and operational performance of the Group will generate any Excess Cash Flow Amounts during the life of the Amended Bonds. Therefore payments of Excess Cash Flow Amounts during the life of the Amended Bonds are inherently uncertain, if they occur are likely to be highly variable, and there is no guarantee that any payments of Excess Cash Flow Amounts will be made at all.

The value of the assets securing the Amended Bonds may not be sufficient to satisfy the Plan Company's obligations under the Amended Bonds, and the Guarantor Subsidiaries' obligations under the upstream guarantees, and any value of the assets securing the Amended Bonds may be reduced or diluted under certain circumstances

The Amended Bonds will be secured by first-priority security interests over the Secured Property (as defined in Condition 2.2(A) of the terms and conditions of the Amended Bonds, being those assets, undertakings, property, interests and rights of the Plan Company, Hurricane Holdings Limited and GLA which are secured by the Deed of Charge), granted by the Plan Company and the Guarantor Subsidiaries. The value of the Secured Property may not be sufficient to satisfy the obligations under the Amended Bonds, and in particular the value of certain elements of the Secured Property is subject to payments first being made pursuant to the decommissioning security agreement dated 2 July 2018 between, among others, the Plan Company, GLA and BEIS-OPRED. The value of the Secured Property and where relevant the amount to be received upon a sale of Secured Property will depend on many factors, including, among others, the ability to dispose of the relevant Secured Property in an orderly manner, macroeconomic conditions at the time of sale, the availability of buyers and other factors. The book value of the Secured Property should not be relied on as a measure of realisable value for such assets. Portions of the Secured Property may be illiquid and have no readily ascertainable market value. In the event of a liquidation, the enforcement of security or similar proceeding, there can be no assurance as to whether the Secured Property and the proceeds from any distressed sale or liquidation or enforcement of the security would be sufficient to discharge the obligations due under the Amended Bonds.

The security interests in the Secured Property will be granted to the Security Trustee rather than directly to the holders of the Amended Bonds. The ability of the Security Trustee to enforce certain of the Secured Property may be restricted by Scots law

The security interests in the Secured Property will not be granted directly to the holders of the Amended Bonds but will be granted only in favour of the Security Trustee. The Deed of Charge will provide that only the Security Trustee has the right to enforce the security. As a consequence, holders of the Amended Bonds will not have direct security interests and will not be entitled to take enforcement action in respect of the Secured Property, except through the Trustee, who will (subject to the applicable provisions of the Amended and Restated Trust Deed) provide instructions in respect of the Secured Property to the Security Trustee, who may take enforcement action subject to the terms of the Deed of Charge.

In addition, the security over the Secured Property is granted under English law. Certain of the Secured Property relates to property located in Scotland and other Secured Property might be or become located in other jurisdictions. English law security over assets located outside of England and Wales might not be recognised as valid in the relevant jurisdictions and /or enforcement of that security may be difficult. In particular, English fixed charges expressed to be in respect of the licences over the assets which are located in the Scottish sector of the North Sea may not be valid or not easily enforceable.

The holders of the Amended Bonds may not be able to realise any value from the security interests over the licences due to the requirements for various OGA permissions and the impact of decommissioning liabilities

The enforcement of security over the licences would amount to an assignment of the licences. Assignment of the licences requires the permission of the OGA. Failure to obtain permission to such assignment would be a revocation event (the OGA has an additional right to revoke the licences if the licensee is insolvent). It is not possible to say the likelihood of the OGA giving or withholding its permission to such assignment as the OGA reserves its right to exercise its discretion in each case (the OGA would consider a range of factors, including most notably the financial and technical capability of the proposed licensee, as well as decommissioning costs and the effect on operatorship arrangements). It is also worth noting that any assignee of the licences may be exposed to decommissioning liabilities under the licences. Therefore, the holders of the Amended Bonds may not be able to realise any value from the security interests in the licences, and any value that may be realised may be subject to any decommissioning liabilities under the licences.

The amount of the upstream guarantee provided by GLA is not sufficient to cover the initial principal amount of the Amended Bonds and is subject to a reducing cap and therefore Bondholders should not rely on the GLA guarantee in respect of the full amount of the Amended Bonds that are outstanding

As at the Restructuring Effective Date, the upstream guarantee provided by GLA will be insufficient to cover the full principal amount of the Amended Bonds due to the US$155,000,000 cap applied to the GLA guarantee. In addition, even though the amount due on repayment of the Amended Bonds may increase above the amount due on the Restructuring Effective Date, due to the capitalisation of PIK interest, the GLA cap will automatically reduce on a dollar for dollar basis to the extent of cash payments made in respect of the Outstanding Redemption Amount and cash pay interest payments made. Therefore, a portion of the initial principal amount of the Amended Bonds, all of the capitalised PIK interest, all of the cash pay interest and any other amounts due under the Amended Bonds will never by covered by the GLA guarantee, unless the GLA guarantee cap is increased. There can be no assurance that GLA would consent to any increase to the GLA guarantee cap.

Holders may be unable to sell their Amended Bonds if a trading market for the Amended Bonds does not develop

The Amended Bonds terms and conditions are substantially different to those of the existing Bonds. There can be no assurance as to whether a liquid market for the Amended Bonds will develop. The liquidity of the trading market in the Amended Bonds, and the market price quoted for the Amended Bonds, may be adversely affected by changes in the overall market for similar restructured securities, interest rates and the Group's financial performance or prospects or in the prospects for companies in the UK oil and gas industry generally. As a result, an active trading market for the Amended Bonds may not develop or be maintained.

Payments of interest on the Amended Bonds may be subject to UK withholding tax if such notes are not listed on a "recognised stock exchange" and in the event no other relief is available

It is intended that the Amended Bonds will continue to be listed and admitted to trading on The International Stock Exchange (**TISE**). Such listing and admission to trading will permit payments of interest on the Amended Bonds to continue to be made free from UK withholding tax. If for whatever reason the Amended Bonds cease to be listed and admitted to trading on TISE, in the event that: (i) an alternative listing and admission to trading on a "recognised stock exchange" (as defined in section 1005 of the Income Tax Act 2007) is not obtained; and (ii) a holder is not able to rely on another domestic exemption from UK withholding tax or claim relief from UK withholding tax at source under a relevant double tax treaty, payments of interest on the Amended Bonds to that holder will be subject to UK withholding tax, the rate of which is currently 20 per cent.

After any implementation of the Restructuring Plan, the Bondholders may have a lesser degree of alignment over matters requiring Bondholder approval

Although the Restructuring Plan requires the approval of at least 75 per cent. by value of the Bondholders, there can be no assurance that Bondholders will be similarly aligned in regard to any future matters that require Bondholder approval under the terms and conditions of the Amended Bonds. In addition, as a tradeable instrument, the composition of the Bondholders can change over time and the views of such future Bondholders may not be aligned to the views of the Bondholders who approved the Restructuring Plan. The ongoing operation of the Plan Company and the Group may require seeking Bondholder approval for certain actions, including without limitation: (i) approving the incurrence of any capital expenditure by any member of the Group in excess of the Capital Expenditure Maximum Amount (as defined in the Amended and Restated Bond Trust Deed) or in respect of any Lancaster Field Activities (as defined in the Amended and Restated Bond Trust Deed); (ii) approving any Investment Case (as defined in the Amended and Restated Bond Trust Deed) proposed by the Plan Company or approving an amendment or variation to any Approved Investment Case (as defined in the Amended and Restated Bond Trust Deed); or (iii) approving any amendments, variations, consents or waivers in respect of the Bareboat Charter or the POSA.

There can be no assurance that when the Plan Company wishes to seek Bondholder approval for such matters in relation to the ongoing operations of the Plan Company and the Group, that the Bondholders at the relevant time would be supportive of the proposal being put to them, and therefore, the Plan Company and the Group may be subject to additional costs required to seek approval, and/or delays due to the process for requiring Bondholder approval, and/or may not be able to be implement any such proposals, either in full or at all.

Risks relating to the Exchange Shares and Commission Shares

As an equity security, the Exchange Shares and Commission Shares rank lower in the priority of payment on a winding up than the Amended Bonds and may therefore have very little or no value unless and until all amounts due in respect of the Amended Bonds are satisfied in full. On the basis of the Restructuring Business Plan, there is no current prospect of making dividend payments on the Exchange Shares and Commission Shares and returns are entirely dependent on the Plan Company having residual value after the claims of all creditors are satisfied (including the holders of the Amended Bonds), on an Extended Wind Down scenario

In practical terms, the Exchange Shares and Commission Shares will be highly subordinated to the Amended Bonds. Even if the Restructuring is successful and the Extended Wind Down is implemented, Bondholders may not recover the full amount they are due under the Amended Bonds.

Any Excess Cash Flow Amounts during the life of the Amended Bonds will be applied pursuant to the terms and conditions of the Amended Bonds to reduce the Outstanding Redemption Amount of the Amended Bonds. There is no intention for the Plan Company to declare or pay any dividends in respect of the Shares (including the Exchange Shares and Commission Shares) in an Extended Wind Down. Accordingly, in an Extended Wind Down, any return to the holders of the Exchange Shares and Commission Shares will be entirely dependent on the Plan Company being first able to satisfy its priority creditors, including but not limited to the holders of the Amended Bonds in full, and its other unsecured creditors in full, before any final distribution and return of value will be made to the holders of the Shares (including the Exchange Shares and Commission Shares). If, having implemented the Restructuring Plan, operational results and/or financial performance, and/or market conditions, and/or any other factors result in the Restructuring Plan providing lower than expected returns, it is likely that the creditors of the Plan Company, including the holders of the Amended Bonds, will be unable to be fully repaid, and the Shares (including the Exchange Shares and Commission Shares) would have no value in such a scenario.

Following the issuance of the Exchange Shares and the Commission Shares, the shareholdings of the existing Plan Company's shareholders will be diluted by 95 per cent.

The aggregate percentage shareholding of existing shareholders of the Plan Company will be diluted by the issuance of the Exchange Shares and the Commission Shares. Following the issuance of the

Exchange Shares and the Commission Shares, existing shareholders' ownership will be reduced from 100 per cent. to five per cent. and the collective voting power of existing shareholders will also be reduced accordingly.

Pre-emption rights may not be available to overseas holders of Exchange Shares and Commission Shares

In the case of certain increases in the Plan Company's issued share capital, holders of Exchange Shares and Commission Shares have the benefit of statutory pre-emption rights to subscribe for such shares, unless shareholders waive such rights by a resolution passed at a shareholders' meeting, or in certain other circumstances. United States and certain other overseas holders of Shares are very likely to be excluded from exercising any such pre-emption rights they may have, unless a registration statement under the US Securities Act is effective with respect to those rights, or an exemption from the registration requirements under the US Securities Act is available. The Plan Company is unlikely to file any such registration statement, and the Plan Company cannot assure a holder of Shares (including a Bondholder as a holder of Exchange Shares and Commission Shares) that any exemption from those registration requirements would be available to enable United States or other overseas holders to exercise such pre-emption rights or, if available, that the Plan Company will utilise any such exemption.

The Exchange Shares and the Commission Shares are expected to be listed on AIM but there is no guarantee that the admission of the Plan Company's shares to trading will continue on AIM or on any other exchange

If the Plan Company's shares ceased to be traded on AIM and/or other appropriate exchanges then the lack of liquidity in the Plan Company's shares and the inability to trade those shares freely could have a material adverse impact on the Plan Company's shares.

There is no public market for the securities of the Plan Company in the United States or elsewhere outside the United Kingdom

The Exchange Shares and the Commission Shares to be issued pursuant to the Restructuring Plan will not be registered under the US Securities Act or the relevant laws of any state or other jurisdiction of the United States or those of any restricted jurisdictions and Exchange Shares and Commission Shares may not be resold, transferred or delivered, directly or indirectly, within such jurisdictions except pursuant to an applicable exemption from the registration requirements of the US Securities Act and any applicable state securities laws, and in compliance with any other applicable securities laws. In addition, the Exchange Shares and the Commission Shares may be 'restricted securities' within the meaning of Rule 144(a)(3) of the US Securities Act.

Risks relating to the Group and its business

Risks relating to the Group's pursuit of a phased development approach of the Lancaster Area

The risk factor entitled "*Risks relating to options for the Lancaster Area*" sets out risks in relation to each of the NFA case plus the various incremental development options for the Lancaster Area.

Additionally, there is also a risk that changes in the regulatory environment affect the Plan Company's ability to carry out planned programmes and/or the returns expected to be achieved from the Plan Company's assets. Production from the Lancaster Area requires OGA approval for production to continue below bubble point. The Plan Company is confident it will obtain approval for an updated FDPA providing the Group with a rolling 3-month consent for production below bubble point, but this will be based on ongoing review of gas liberated within the reservoir and produced from the field. If the Group produces gas liberated from within the reservoir, it expects its production consent to be withdrawn.

The Plan Company, through its licences, has undertaken certain obligations in respect of the decommissioning of its wells, fields and related infrastructure. These liabilities are derived from legislative and regulatory requirements. It is difficult to accurately forecast the costs that the Plan Company will incur in satisfying its decommissioning obligations.

As set out in the risk factor entitled *"Bareboat Charter extension risks"* above, the Group's operations are dependent on the availability of the FPSO, rigs, equipment, and offshore services, leased or contracted from third party providers and suppliers. As a result, there is a risk the Plan Company is unable to secure or extend third party services. In particular, as set out above, the FPSO is hired from Bluewater pursuant to the Bareboat Charter and the Group is currently in discussions with Bluewater in relation to an extension of the term of that arrangement. If the Group is unable to reach agreement with Bluewater on the extension of the term of the Bareboat Charter, production from the Lancaster Area beyond June 2022 may not be possible, which could result in decommissioning of the Lancaster Area and possibly the liquidation of GLA.

Depending on the contract environment in which investment decisions are made and materials procured, fluctuations in oil price could lead to production falling below levels required to cover field running costs. Oil prices can be volatile and subject to fluctuation in response to relatively minor changes in the supply of, and demand for, oil, market uncertainty and a variety of additional factors that are beyond the control of the Group. It is not possible to accurately predict the timing and direction of future oil price movements and there is a risk that oil prices may not remain at their current levels.

The Group is fully exposed to fluctuations in the oil price and is unable to hedge against oil price fluctuation due to the covenants in the Amended Bonds

Certain covenants in relation to the Amended Bonds prevent the Group entering into any hedging in relation to oil price. The Group's future revenues, profitability, cash flows and the ability to implement the Restructuring Business Plan, repay the Plan Company's creditors (including the holders of the Amended Bonds), and make any final distribution on an Extended Wind Down to the holders of the ordinary shares, depends heavily on prevailing oil prices. Oil sales have been and are expected to continue to be the Group's primary source of revenue. Historically, oil prices have been highly volatile. According to Bloomberg, the spot price of Brent crude oil averaged approximately US$71.7 per barrel in 2018, US$64.2 per barrel in 2019 and US$43.2 per barrel in 2020. Prices have varied between a low of approximately US$51.1 per barrel and a high of approximately US$69.6 per barrel in the first four months of 2021 and have averaged US$62.3 per barrel.

Prices for oil are subject to large fluctuations in response to a variety of factors beyond the Group's control, including:

    (a)   the condition of the world economy and geopolitical events, including the ongoing impact of the COVID-19 pandemic and the potential economic recovery from the economic disruption resulting from the pandemic;

    (b)   changes in the global and regional supply of and demand for commodities and expectations regarding future supply and demand;

    (c)   market uncertainty and speculative activities by those who buy and sell commodities on the world markets or fluctuations in currencies, particularly the U.S. Dollar;

    (d)   weather, natural disasters and general economic conditions;

    (e)   actions of OPEC, and other nations exporting petroleum products, to set and maintain specified levels of production and prices;

(f)   governmental regulation in the United Kingdom and elsewhere;

(g)   political stability in countries and regions exporting petroleum products;

(h)   technical advances affecting energy consumption and extraction methods;

(i)   advances in shale oil and gas production in the United States, which facilitated the monetization of resources that were previously considered non-commercial; and

(j)   prices and availability of alternative and competing fuel sources.

Accordingly, the Group may not continue to receive the same prices for its products as it currently receives or historically has received. Any decline in oil prices and/or any curtailment in the Group's overall production volumes could result in a reduction in net income, could impair the Group's ability to fully implement the Restructuring Business Plan, make planned capital expenditures and to incur costs necessary for the development of the Group's business and its fields, and could materially and adversely affect the Group's business, prospects, financial condition, cash flows and results of operations.

The Group is exposed to fluctuations in the USD/GBP exchange rate and the covenants in the Amended Bonds limit the Group's ability to hedge against USD/GBP exchange rate fluctuation

The Group sells oil at prices quoted in U.S. Dollars and cash payment to the Group is made in U.S. Dollars. In 2020, approximately 60 per cent. of the Group's expenses were denominated in GBP and hence were subject to fluctuations of the USD/GBP exchange rate. If the value of the U.S. Dollar falls against GBP, then the Group will have less GBP available to pay its GBP expenses and its results will be adversely affected.

The covenants relevant to the Amended Bonds limit the Group's ability to enter into treasury transactions to ordinary course USD/GBP hedging, meaning such transactions are only permitted where undertaken solely for the purpose of hedging GBP costs of the Group and only if (i) documented on the terms of the ISDA Master Agreement (being the 2002 (or any later) version of the master agreement published by the International Swaps and Derivatives Association together with the schedule to the master agreement and confirmations of any transaction), (ii) no premium or other ongoing scheduled payments are payable by any member of the Group, (iii) entered into on an unsecured basis, (iv) the aggregate notional amount hedged does not exceed £30 million; and (v) the tenor does not exceed 6 months. There can be no guarantee that the currency hedging permitted by the covenants of the Amended Bonds will be sufficient to allow the Group to protect itself from adverse USD/GBP exchange rate fluctuations, or that the Group will enter into any such hedging at all, or if the Group wishes to enter into any such hedging, that such hedging contracts will be available on commercially acceptable terms.

Negative market sentiment

There is a risk that trade and credit counterparties may negatively assess the Group's creditworthiness and financial standing in light of the Restructuring Plan. Any such negative market sentiment with respect to the Group may have an adverse effect on the Group's ability to implement its strategy under the Restructuring Plan and on its business.

Governance changes

If the Restructuring Plan is successfully implemented, the Plan Company will be subject to a number of financial, information and restrictive covenants which may have an impact on the governance, oversight and management of the Group. It remains to be seen to what extent these changes will affect the Plan Company's current strategy, the Restructuring Plan or the Plan Company's implementation of that strategy.

There is no guarantee that strategic decisions taken by the Group, whether pursuant to the Restructuring Business Plan and/or with the consent of the Bondholders and shareholders, will be capable of being implemented due to risks related to the limited availability of equipment, long lead times for delivery and reliance on third suppliers core to the Group's business

The Group's activities and business model of field development are dependent upon the current and future availability of third party infrastructure which if it fails, or is not, or ceases to be, available on reasonable commercial terms, or at all, may result in delays to field development and production or impossibility of field development and production which would result in delayed, lower than expected or no cash generation by the Group. This would have a material adverse effect on the Group's business, prospects, financial condition and operations.

The Group's operations are dependent on the availability of vessels, rigs, long lead items and equipment, and offshore services, including third party services in the UK Continental Shelf. The Group contracts or leases services and equipment from third party providers and suppliers. Such equipment and services may be scarce and may not be readily available at the times and places required and/or the specific service providers that the Group wishes to engage with may not be available at the relevant times.

In addition, different types of fields require different types of vessels or rigs - the availability of which is, amongst other things, linked to the vessel or rig specifications. Even where the Group has secured vessels or rigs under a contract, the vessels or rigs will usually only be available for use after the previous user has finished its work programme. If there are delays in the completion of the previous user's work programme, the Group could be delayed in procuring contracted vessels or rigs. Under the terms of its licences, the Group may have a work commitment to be carried out within a certain time frame. The Group, therefore, risks losing licences if it is delayed in obtaining, or fails to obtain, vessels or rigs and thus fails to meet its licence commitments.

The scarcity of third party services and equipment (specifically, vessels, rigs and long lead items) as well as any increases in their costs, together with the failure of a third-party provider or supplier to perform its contractual obligations, or an inability to achieve a commercially viable contract with a third-party provider or supplier could delay, restrict or lower the profitability and viability of the Group's activities. This could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

In particular it must be noted that there is a risk that the limited availability and pricing of equipment and services for the P8 well could render a P8 well uneconomic or undeliverable.

Undertaking the Restructuring Plan may have a negative on the Group's credit assessments and perceived credit worthiness, which may negatively impact its dealings with third party suppliers

In the context of the Group's dependence on and dealings with third party suppliers, there is a risk that the Plan Company undertaking the Restructuring Plan has a negative impact on the Group's credit assessments and perceived creditworthiness. This may result in the Group being subject to more onerous payment terms in its third party dealings, or it may be more difficult for the Group to engage with third party suppliers on reasonable commercial terms, or to secure credit on reasonable commercial terms, or at all. Such factors could reduce the Group's available cash and increase the Group's costs of capital. Additionally, the Group may have a smaller pool of third party suppliers available or willing to deal with the Group, thereby reducing resources available to the Group (which may already be scarce or not readily available), and the costs of those resources may be higher.

Estimation of reserves, resources and production profiles is not exact

The estimation of oil and gas reserves, and their anticipated production profiles, involves subjective judgements and determinations as stated in the ERCE CPR and underpinning the Restructuring Business Plan, are a number of variable factors and assumptions, such as expected reservoir characteristics based on geological, geophysical and engineering assessments, future production rates based on historical performance and expected future operating investment activities, future oil and natural gas prices and quality differentials, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, tax rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. They are not exact determinations and are inherently uncertain. In addition, these judgements may change based on new information from production or drilling activities or changes in economic factors, as well as from developments such as acquisitions and disposals, new discoveries and extensions of existing fields and the application of improved recovery techniques. Published reserve estimates are also subject to correction for errors in the application of published rules and guidance.

If the assumptions upon which the estimates of the Group's reserves, resources or production profiles have been based prove to be incorrect, the Group may be unable to recover and produce the estimated levels or quality of oil and gas and this may have a material adverse effect on the Group's business.

The Group is subject to material impairment risks

In April 2021, an independent competent persons report of the Plan Company's reserves written by ERC Equipoise Ltd's (**ERCE**) was published (**ERCE CPR**). The ERCE CPR estimated 2P Reserves remaining at 7.1 million barrels as at 1 January 2021 based on the Plan Company continuing to rely on production from the P6 Well. The ERCE CPR also recognised and classified further contingent resources at the Lancaster Area and in the Great Warwick Area, but attributed nil resources to the Halifax area. The ERCE CPR produces a materially different view of reserves to be recovered from the Lancaster Area when compared to previous independent assessment of the Plan Company's reserves and resources, leading to an impairment of oil and gas assets, and a full impairment of exploration and evaluation assets relating to Halifax, expected to be recognised in the Plan Company's 2020 accounts. There is a risk of further downgrades to reserves and resource estimates depending on performance of the Plan Company's assets and its ability to finance potential further development. The carrying value of the Plan Company's oil and gas assets (which comprise capitalised spend on the Lancaster Area), and exploration and evaluation assets (which comprise capitalised spend on the Lincoln and Warwick areas) on the balance sheet is currently supported by future cash flow projections that include, in part, assumptions on carrying out future development plans, renewal of licences, and continuation of the joint venture between Hurricane GWA Limited and Spirit Energy. Should no support or sanction be forthcoming for future development business cases at the Lancaster Area, it is highly probable that the carrying value of oil and gas assets would be subject to further impairment; and should no sanction be forthcoming on expenditure on the Lincoln subarea (in particular the Lincoln commitment well, currently required to be drilled by June 2022 as a licence condition). It is a condition of the licence for the Lincoln subarea that, where the Lincoln commitment well is not drilled, the Lincoln subarea be relinquished by the joint venture partners. In the event of a relinquishment, the carrying value of exploration and evaluation assets are written off in full.

Development, exploration and appraisal projects do not necessarily result in a profit on the investment or the recovery of costs

Development, exploration and appraisal activities are capital intensive and inherently uncertain in their outcome. The Group's oil and gas development, exploration and appraisal projects may involve unprofitable efforts, either from dry wells or from wells that are productive but do not produce sufficient net revenues to return a profit after development, operating and other costs. Completion of a well does not guarantee a profit on the investment or recovery of the costs associated with that well. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity, adverse geological conditions and technical and operational difficulties as a result of the water depth and strata depth of the drilling environment (including operational difficulties in avoiding drilling fluid losses and preventing substantial formation damage during drilling) and other factors. While diligent well supervision, reservoir management and effective maintenance operations can contribute to maximising production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and may adversely affect the Group's business, financial condition, results of operations and prospects.

Production and weather related operational risks

There are many production-related operational risks. These mainly relate to, but are not limited to, the risk of unplanned downtime of production facilities. This may be the result of mechanical issues, unfavourable weather leading to delays in operations, availability of personnel, and/or other issues.

The operations of the Group have historically been seasonal due to weather conditions affecting its assets. In particular, implementation of its offshore and field development activities and well programmes in the West of Shetland area may be restricted outside the April to September weather window due to the adverse weather conditions outside of these months. In the event the Group and its contractors are unable to undertake such activities during the April to September weather window, there is a risk that such activities could be delayed until the next favourable weather window resulting in a delay to the commencement of production of hydrocarbons, which may increase the costs and lower the overall profitability of the Group, restricting the Plan Company's future revenues and operational activities.

The FPSO, vessels, rigs, infrastructure and equipment utilised by the Group are exposed to a higher risk of non-productive time, damage, wear and tear, as a result of adverse weather conditions West of Shetland, in particular during the winter months. The FPSO, vessels and rigs utilised by the Group may be required to suspend or cease operations and/or move location to the extent that adverse weather conditions exceed their operating limits, resulting in a shut-in of wells and/or suspension or cessation of production. Accordingly, weather conditions could impede the Group's offshore activities and well programmes for its assets and otherwise have a material adverse effect on its business, financial condition, results of operations and prospects.

OGA production consent risks

Continued production from the Lancaster Area requires OGA approval for production to continue below bubble point. Whilst the Plan Company is confident it will obtain approval to an updated FDPA to allow for production below bubble point, this will be based on ongoing review of production of gas liberated from within the reservoir. If production below bubble point results in production of gas liberated from within the reservoir, the Plan Company expects its production consent to be withdrawn.

Licences, permits and other regulatory approvals necessary for operations

The ability of the Group to develop and exploit oil and gas reserves and resources depends on the Group's continued compliance with the obligations in its current licences and the Group's ability to move into the production phase of each licence. The Group depends on licences whose grant and renewal is subject to the discretion of the relevant governmental authorities and cannot be assured.

It is also possible that the Group may be unable or unwilling to comply with the terms or requirements of the licences it holds, including the meeting of specified deadlines for prescribed tasks and other obligations set out in the work programmes attached to the licences. Non-compliance with these obligations may lead to revocation of the licence. Whilst in certain circumstances the relevant authority may agree to an extension of time to enable the licensee to agree to the obligation in question there is no guarantee that an extension will be given.

From time to time the OGA may review the financial health of an offshore or onshore licensee or infrastructure owner between licence events and may, in certain circumstances, make further information requirements of that licensee and infrastructure owner unconnected to a specific licence event. The output of this financial assessment will normally be a risk-based assessment of the applicant's financial capability and a recommendation to the OGA decision maker as to how to proceed. These OGA powers, which include the authority to demand additional financial security for the costs of decommissioning, impact the ability of the Group to carry on operations if the financial assessment is not at the level required. One key element of financial capability for the Group is the successful implementation of the Restructuring Plan.

As mentioned above, the OGA has the power of revocation of licences in the case of insolvency of the relevant licensee. The Group's structure is that its licences are held by each relevant individual subsidiary, with the Plan Company being the designated operator for the Group. The Restructuring Plan is to be undertaken at the Plan Company level and not at the individual licensee level. Therefore, this does not trigger the revocation for insolvency provisions of the licence, which would have been triggered if the Restructuring Plan had been undertaken at the relevant licensee level. One consequence of this is that the interrelationship of the Plan Company and GLA may come under more scrutiny by the OGA as typically licensees and operators are the same entity, and in any event the OGA will need to be satisfied that since the Plan Company is the operator there is no adverse impact from the Restructuring Plan on the continued support required by the Plan Company to each licensee, and in particular GLA.

Development project delivery

Development projects are subject to various risks including availability of third-party services and manufacturing slots, solvency of major contractors, correct fabrication of key components to specification, incident-free installation operations, installation windows, permits, consents and weather. Problems with any of the above can cause project delays that would impact both the timing for completion of the project, as well as the cost. This can have a material impact on the projected cash flow from the project and the funding required.

The Group's operations expose it to significant compliance costs and liabilities in respect of EHS matters

The Group's operations and assets are affected by numerous laws and regulations concerning EHS matters including, but not limited to, those relating to discharges of hazardous substances into the environment, the handling and disposal of waste, the health and safety of employees, and associated compliance costs. Any failure to comply with EHS laws and regulations may result in regulatory action (which strict, joint and several liability can include statutory orders requiring steps to be taken or prohibiting certain operations), the imposition of fines or the payment of compensation to third parties. All of these liabilities and any other regulatory actions could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

A violation of EHS requirements and the occurrence of any accidents could disrupt the Group's operations and increase operating costs

EHS authorities such as the Department for Business, Energy & Industrial Strategy, the Health and Safety Executive and the Offshore Safety Directive Regulator have extensive enforcement powers under EHS laws. These powers extend to statutory notices to require operational steps and to prohibit certain activities or operations until compliance is achieved. A violation of EHS laws or failure to comply with the instructions of the relevant EHS authorities could therefore lead to, among other things, a temporary shutdown of all, or a portion of, the Group's facilities and the imposition of costly compliance procedures. If EHS authorities shut down all, or a portion of, the Group's facilities or impose costly compliance measures, the Group's business, financial condition, results of operations and prospects would be materially and adversely affected. Although the Group considers it conducts its operations in a way that does not violate EHS laws and in compliance with instructions of the relevant EHS authorities and has in place appropriate systems for identifying and managing potential EHS requirements, there can be no assurance that the Group has identified and is addressing all EHS requirements, will not incur costly compliance measures, and/or that the Group's facilities will not be shut down (in whole or in part).

The nature of the Group's operations creates a risk of accidents and fatalities among its workforce, and the Group may be required to pay compensation or suspend operations as a result of such accidents or fatalities, which could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Climate change, energy transition, and the OGA's Net Zero Stewardship Expectation

Concerns relating to the potential impact of climate change are driving a societal transition towards a low-carbon future. Governments, including in the United Kingdom, are developing their fiscal policy and regulatory frameworks in response to these rising concerns, which could affect the ability of the Group to carry out planned work programmes, the economics of its assets and its cost and availability of capital. This includes, in particular, the OGA's Net Zero Stewardship Expectation strategy setting out how the oil and gas industry should progress towards zero routine flaring and venting for non-safety reasons and should reduce its greenhouse gas emissions in support of the delivery of the UK's net zero target. The technical requirements of these laws and regulations are becoming increasingly complex, stringently enforced and expensive to comply with and this trend is likely to continue. Any failure to comply with such laws and regulations may result in regulatory action (which strict, joint and several liability can include statutory orders requiring steps to be taken or prohibiting certain operations), the imposition of fines or the payment of compensation to third parties. All of these liabilities and any other regulatory actions could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

There is a risk that global views relating to climate change and energy transition will have an adverse impact on oil price. Declines in oil prices may adversely affect the cash flows generated from production and may also adversely affect the cost of capital for oil and gas companies and the market value attached to oil and gas assets.

Climate change could increase the frequency and intensity of severe weather which could represent physical risk to the Group's personnel and operations.

It is possible that the Group's operations, as it is in the oil and gas sector, may be targeted by environmental activist initiatives. Any such initiatives could be unpredictable and could have a negative impact on the Group's reputation and business.

Compliance with ethical standards

There is a risk of a major breach of the Group's business or ethical conduct standards due to unethical behaviour or breaches of anti-corruption laws, resulting in investigations, fines, loss of reputation and loss of assets.

Joint venture partners

Operations in the oil and gas industry are often conducted through joint ventures to spread cost and risk. However, there can be a risk that joint venture partners in assets are not aligned in their objectives and drivers, which may lead to inefficiencies and delays.

The Greater Warwick Area is currently being appraised/developed through a 50/50 joint venture between Hurricane GWA Limited and Spirit Energy, with the Plan Company as operator. Spirit Energy and Hurricane GWA Limited have a commitment under the relevant licence to drill a well on or before

30 June 2022. Spirit Energy and Hurricane GWA Limited have not yet reached an agreement on whether to drill the commitment well and/or whether the relevant licences should be relinquished to the OGA. The Plan Company has issued a parent company guarantee in favour of Spirit Energy in respect of Hurricane GWA Limited's obligations under the joint operating agreement.

Key personnel

The Group's success depends, to a large extent, on certain of its key personnel having expertise in the areas of exploration and development, operations, engineering, business development, oil and gas marketing, finance and accounting. The loss of the services of any key personnel could have a material adverse effect on the Group.

The Group does not maintain, nor does it plan to obtain, insurance against the loss of any of its key personnel. In addition, the competition for qualified personnel in the oil and gas industry is intense. There can be no assurance that the Group will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Breach of obligations

There is a risk that the proposal or the implementation of the Restructuring Plan, or the taking of any steps required to implement the Restructuring Plan, may constitute a breach of the Group's contractual obligations under one or more agreements. The consequences of such a breach may include the termination of such agreements and may adversely affect the results of operations and financial condition of the Group.

In particular, the entry into the Lock-up Agreement constituted an event of default under Condition 10(F) of the terms and conditions of the Bonds, as the Lock-up Agreement represents a proposal or agreement "for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts". Although the Plan Company reasonably believes, based on the fact that over 75 per cent. of the Bondholders by value have signed or acceded to the Lock-up Agreement as at 21 May 2021, and the Lock-up Agreement contains certain forbearances and an agreement not to take or encourage any action which would, or would reasonably be expected to, delay, frustrate, impede or prevent the implementation or consummation of the Restructuring Plan, and no further action in relation to the event of default will be taken whilst the Lock-up Agreement is in force, it cannot be excluded that Bondholders representing at least one-quarter in principal amount of the Bonds currently outstanding may instruct the Trustee to accelerate the Bonds in accordance with the terms and conditions. If such acceleration were to occur, the Plan Company would be unable to proceed with the Restructuring Plan and would likely need to enter immediate insolvent liquidation.

Risk relating to any termination of the BP Sales Agreement, the Group's key contract for the supply and purchase and marketing of crude oil

The BP Sales Agreement, being the Group's key contract for the supply and purchase and marketing of crude oil between GLA and BP Oil International Limited, could be terminated early in the event of cessation of production from the Lancaster Area with no penalty or fee payable by either party. In addition, BP Oil International Limited may also terminate the agreement upon: (i) a GLA insolvency event or if GLA enters into an arrangement with its creditors or (ii) on a direct or indirect change of control in GLA, where a third party or third parties, which does do not meet BP Oil International Limited's internal requirements, acquire control of 50 per cent. or more of the voting shares or equivalent rights. No termination fee is payable by either party in such circumstances. In the event of termination, there is no guarantee GLA will be able to obtain a replacement marketing arrangement facilitating crude oil sales on acceptable terms. There is a risk that GLA may have to curtail production temporarily or indefinitely until a replacement marketing arrangement is put in place which may adversely impact the financial viability of GLA and the Group.

Litigation and regulatory risk

The Group is subject to an elevated risk of litigation and regulatory investigation. The Plan Company is not aware of any current investigations or litigation relating to or any adverse findings against the Plan Company or any of its directors, employees, officers or joint venture partners.

On 10 May 2021 the FCA's Market Oversight Department requested that the Plan Company provide information in relation to historic announcements made by the Plan Company and recent developments in relation to the proposed restructuring. The Plan Company is not under formal investigation, and is responding to the FCA's enquiries, which are at a preliminary stage, on a voluntary basis. There is a risk that the FCA could seek to object to the Restructuring Plan which, if successful, would result in a worse outcome for Bondholders and all other stakeholders than would be the case if the Restructuring Plan is approved.

If any investigations or litigation are started and substantiated in the future against the Plan Company, its directors, officers, employees or potentially its joint venture partners, this could result in a finding of liability and requirement to pay redress or criminal or civil penalties, including substantial monetary fines, against the Plan Company, its directors, officers or employees. Any such outcomes in the future could damage the Plan Company's reputation and its ability to do business and could adversely affect its financial condition and results of operations and prospects.

Furthermore, specific litigation seeking to challenge the implementation of the Restructuring or certain aspects of it could materially impact or prevent the successful implementation of the Restructuring.

As such, the Plan Company could become involved in litigation from parties challenging the terms, or validity of the Restructuring. While the Plan Company believes that the Restructuring is valid and in compliance with applicable law, and necessary in the context of the existing indebtedness of the Group, there can be no assurance that the Plan Company would prevail in any such litigation. Moreover, any litigation could lead to delay, amendment, withdrawal or termination of the Restructuring Plan.

Future decommissioning liabilities

The Group, through its licences, expects to assume certain obligations in respect of the decommissioning of its wells, fields and related infrastructure. These liabilities are derived from legislative and regulatory requirements concerning the decommissioning of wells and production facilities and require the Group to make provisions for and/or underwrite the liabilities relating to such decommissioning. It is difficult to accurately forecast the costs and any estimates of such costs are and subject to further revision to take account of prevailing market conditions and could potentially increase significantly, reducing monies otherwise available to the Group. When its decommissioning liabilities crystallise, the Group will be liable either on its own or jointly and severally liable for them with any other former or current partners in the field. In the event that it is jointly and severally liable with other partners and such partners default on their obligations, the Group will remain liable and its decommissioning liabilities could be magnified significantly through such default. Any significant increase in the actual or estimated decommissioning costs that the Group incurs may adversely affect its financial condition.

The Group's operations are subject to a number of risks and hazards that may result in material losses in excess of insurance proceeds

Oil and gas exploration, development and production operations are inherently risky and hazardous. Risks typically associated with these operations include unexpected formations or pressures, premature decline of reservoirs, drilling damage (which can lead to reduced productivity), early water encroachment and the intrusion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on the Group's business, financial position, results of operations and prospects. Hazards typically associated with offshore oil and gas exploration, development and production operations include fires, explosions, blowouts, marine perils (including severe storms and other adverse weather conditions which may restrict the periods in which the Group can implement its drilling programme), vessel collisions, gas leaks and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property and the environment or in personal injury or could result in government intervention which could in turn negatively impact on the Group's operations. Oil and gas installations are also known to be likely objects, and even targets, of military operations and terrorism.

Although the Group exercises due care in the conduct of its business and obtains insurance prior to drilling in accordance with industry standards to cover certain of these risks and hazards, insurance is subject to limitations on liability and, as a result, may not be sufficient to cover all of the Group's losses. In addition, the risks or hazards associated with the Group's operations may not in all circumstances be insurable or, in certain circumstances, the Group may elect not to obtain insurance to deal with specific events due to the high premiums associated with such insurance or for other reasons. The occurrence of a significant event against which the Group is not fully insured, or the insolvency of the insurer of such event, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

COVID-19

As a result of the ongoing COVID-19 pandemic, there is an increased risk to operations arising from key offshore or onshore personnel potentially having to undergo periods of self-isolation and/or restrictions on offshore travel being imposed, which could reduce operational uptime and disrupt wider business activity. In particular, this could result in constraints on available personnel due to illness, and/or down-manning for the purposes of ensuring that the Group's operations are compliant with updated COVID-19 rules, regulations and guidance. The Group's operations may also be subject to disruptions and unscheduled shutdowns, which may have a negative impact on the Group's performance, business and operating results.

The Group's tax liability could increase substantially as a result of changes in, or new interpretations of, tax laws in the United Kingdom

The Group is subject to taxation in the United Kingdom where it is faced with increasingly complex tax laws. The amount of tax the Group pays could increase substantially as a result of changes in, or new interpretations of, these laws, which could have a material adverse effect on its liquidity and results of operations. During periods of high profitability in the oil and gas industry, there are often calls for increased or windfall taxes on oil and gas revenue. Taxes have increased or been imposed in the past and may increase or be imposed again in the future. Levels of taxation relief may also decrease or be no longer available to the Group due to changes in, or new interpretations of, tax laws. In addition, taxing authorities could review and question the Group's tax returns leading to additional taxes and penalties which could be material. The Group is not subject to any current or threatened investigation into the Group's tax returns. The tax treatment of decommissioning expenditure (where relevant) could also have a material impact on the economics of the Group's assets.

Risk of crime and corruption

Oil and gas companies have been known to experience high levels of criminal activity and governmental and business corruption. They may be particular targets of criminal or terrorist actions. Criminal, corrupt or terrorist action against the Group and its directly or indirectly held assets or facilities could have a material adverse impact on the Group's business, results of operations or financial condition. In addition, the fear of criminal or terrorist actions against the Group could have an adverse effect on the ability of the Group to adequately staff and/or manage its operations or could substantially increase the costs of doing so.

The Plan Company is not aware of any current or threatened investigations or proceedings relating to or any adverse findings against the Plan Company or any of its directors, employees, officers or joint venture partners. If any such proceedings or investigations are started and substantiated in future against the Plan Company, its directors, officers, employees or potentially its joint venture partners, or such persons are found to be involved in corruption or other illegal activity, this could result in penalties, including substantial monetary fines, against the Plan Company, its directors, officers or employees. Any such outcomes in the future could damage the Plan Company's reputation and its ability to do business and could adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by any joint venture partners of the Plan Company, or others with whom the Plan Company directly or indirectly conducts business, could also damage the Plan Company's reputation and business and adversely affect the Plan Company's financial condition, results of operations and prospects.

The Group is subject to cyber risk

The Group is at risk of financial loss, reputational damage and general disruption from a failure of its IT systems or an attack for the purposes of espionage, extortion, terrorism or to cause embarrassment. Any failure of, or attack against, the Group's IT systems may be difficult to prevent or detect, and the Group's internal policies to mitigate these risks may be inadequate or ineffective. The Group may not be able to recover any losses that may arise from a failure or attack.

The Group faces risks relating to the UK's exit from the European Union and a possible future independence referendum in Scotland

The UK left the European Union on 31 January 2020. The transition period that was in place ended on 31 December 2020, and the rules governing the new relationship between the European Union and UK took effect on 1 January 2021. The consequences that may flow from exiting the European Union are at this stage uncertain.

There will also be potential uncertainty in the case of any future vote on independence in Scotland. It is uncertain whether the consequences of independence in Scotland would have a positive or negative impact on the Group's business and prospects, for example on the Group's ability to obtain services from Scottish companies and on the economic rates at which the Group may be able to deliver hydrocarbons into Scotland in future.

Other risks

Bondholders are responsible for complying with the procedures set out in this Explanatory Statement

Bondholders are solely responsible for complying with, or instructing their Nominated Recipients (if applicable) to comply with, all of the administrative and procedural requirements in connection with the Restructuring Plan including, but not limited to, submitting Account Holder Letters in accordance with the instructions and information provided to Bondholders in this Explanatory Statement, as applicable. Further details on voting at the Plan Meeting are set out in Appendix B (*Instructions and Guidance to Bondholders*) of this Explanatory Statement.

Bondholders are responsible for assessing the merits of the Restructuring Plan

Each of the Bondholders is responsible for independently assessing the merits of the Restructuring Plan. This Explanatory Statement has been prepared without taking into account the objectives, financial situation or needs of any particular recipient of it and, consequently, the information contained in this Explanatory Statement may not be sufficient or appropriate for the purpose for which a recipient might use it. Any such recipient should conduct its own due diligence and consider the appropriateness of the information in this Explanatory Statement having regard to its own objectives, financial situation and needs and making an assessment of how this Explanatory Statement and the Restructuring Plan will affect it.

Appendix A – Definitions, Glossary and Interpretation

1   Definitions

1.1   In this Explanatory Statement, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

Account Holder means each person who is shown in the records of Euroclear or Clearstream as a holder of an interest in the Bonds.

Account Holder Letter means a letter in substantially the same form as set out at Appendix D (*Form of Account Holder Letter*) to this Explanatory Statement.

Advisers means:

(a)   the Plan Company's Solicitors;

(b)   the Restructuring Firm;

(c)   Evercore Partners International LLP, financial adviser to the Plan Company;

(d)   Lucid Issuer Services Limited as Information Agent to the Plan Company;

(e)   Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, legal advisers to the Committee;

(f)   Houlihan Lokey EMEA LLP, financial adviser to the Committee;

(g)   Ulysses Petroleum Limited, technical adviser to the Committee;

(h)   Hogan Lovells International LLP, legal adviser to the Trustee, the Security Trustee, the Principal Paying, Transfer and Conversion Agent, the Principal Paying, Calculation and Transfer Agent and the Registrar; and

(i)   any of the foregoing's partners, employees, affiliated partnerships, and the partners and employees of such affiliated partnerships and their respective subsidiaries and holding companies, and any local counsel engaged.

Affiliates means in respect of a person or entity, a subsidiary of that person or entity or a holding company of that person or entity or any other subsidiary of such a holding company.

Agreed Rate means either GBP1: US$1.40 being the Sterling:US Dollar rate of exchange quoted by Barclays as at 11.00 a.m. (London Time) on 13 May 2021 or where the Sterling:US Dollar rate of exchange quoted by Barclays as at 5.00 p.m. (London Time) on the day which is two days immediately prior to the Restructuring Effective Time (as ascertained by the Plan Company acting reasonably) is more favourable to the holders of US Dollars, such later rate of exchange.

AIM has the meaning given to it at paragraph 2.2 of Part 5 (*Background to and reasons for the Restructuring Plan*) of this Explanatory Statement.

AIM Rules means the AIM Rules for Companies published by the London Stock Exchange, as in force from time to time.

Allocation and Entitlement Table has the meaning given to it in the Restructuring Implementation Deed.

Amended Bonds means the Bonds which, following the Restructuring Effective Date, will be subject to the terms of, and constituted under, the Amended and Restated Bond Trust Deed.

Amended and Restated Bond Trust Deed means the Bond Trust Deed as amended and restated as the "Second Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed.

Amended and Restated Global Bond means the amended and restated global bond to be signed by the Plan Company on the Restructuring Effective Date.

Amended and Restated Paying, Calculation and Transfer Agency Agreement means the Bond Paying, Transfer and Conversion Agency Agreement as amended and restated pursuant to the Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement.

Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement means the amendment and restatement agreement to be entered into between the Plan Company, the Trustee, the Security Trustee, Elavon Financial Services DAC, UK Branch and Elavon Financial Services DAC on the Restructuring Effective Date and pursuant to which the Bond Paying, Transfer and Conversion Agency Agreement shall be amended and restated as the Amended and Restated Paying, Calculation and Transfer Agency Agreement.

Amendment and Restatement Agreement relating to the Bond Trust Deed means the amendment and restatement agreement to be entered into between the Plan Company, GLA, Hurricane Holdings Limited, the Trustee and the Security Trustee on the Restructuring Effective Date, and pursuant to which the Bond Trust Deed shall be amended and restated as the Amended and Restated Bond Trust Deed.

Articles of Association means the articles of association of the Plan Company.

Bareboat Charter means the agreement dated 23 June 2017, as amended and restated on 8 November 2019, between GLA and Bluewater (Aoka Mizu) B.V. in relation to the lease of the Bluewater FPSO.

BEIS-OPRED means the Offshore Petroleum Regulator for Environment and Decommissioning responsible for regulating environmental and decommissioning activity for offshore oil and gas operations in the UK, OPRED being a part of the Department for Business, Energy & Industrial Strategy.

Beneficial Owner means a beneficial owner of the Bonds.

Bluewater means Bluewater (Aoka Mizu) B.V. and Bluewater Lancaster Production (UK) Limited.

Bluewater FPSO means the Curacao flag FPSO with registration number IMO 9190028, and known as the "Aoka Mizu".

Board means the board of directors of the Plan Company.

Bond Paying, Transfer and Conversion Agency Agreement means the agreement dated 24 July 2017 between the Plan Company, the Trustee, Elavon Financial Services DAC, UK Branch and Elavon Financial Services DAC.

Bond Trust Deed means the trust deed dated 24 July 2017 between the Plan Company as issuer and U.S. Bank Trustees Limited as trustee in connection with the Bonds.

Bondholder means a person with a Book Entry Interest as at the Record Time.

Bonds means US$230,000,000 7.5% convertible bonds due 2022 issued by the Plan Company, and constituted by the Bond Trust Deed.

Bonds Exchange means the part debt for equity exchange to be implemented in accordance with the Restructuring Plan, involving the pro rata release of approximately U.S$50,000,000 of the outstanding principal amount of the Bonds (subject to rounding) in consideration for:

(a)   the allotment and issue by the Plan Company of the Exchange Shares (representing in aggregate, together with any Commission Shares, approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date) to the Bondholders (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee); and

(b)   the allotment and issue by the Plan Company of any Commission Shares to the Bondholders (or their Nominated Recipients or in the case of (i) Non-Responding Bondholders or (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee), which together with the Exchange Shares shall represent in aggregate approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date.

Bonds Exchange Entitlement means the number of Exchange Shares and Commission Shares that a Bondholder will receive under the Restructuring Plan, calculated to reflect the pro rata share of the outstanding Bonds held by that Bondholder as at the Record Time.

Book Entry Interest means, in relation to the Bonds, a beneficial interest as principal in a global bond held through and shown on, and transferred only through, records maintained in book entry form by Euroclear and Clearstream, as applicable, and their respective nominees and successors, acting through themselves or the Common Depositary.

BP Sales Agreement has the meaning given it in the Amended and Restated Bond Trust Deed.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London.

Cash has the meaning given it in the Amended and Restated Bond Trust Deed.

Cash Equivalent Investments has the meaning given it in the Amended and Restated Bond Trust Deed.

Cash Sweep Threshold has the meaning given it in the Amended and Restated Bond Trust Deed.

Chairperson means the chairperson appointed by the Court to act as chairperson of the Plan Meeting and to report the results of the Plan Meeting to the Court, which is anticipated to be Antony Maris or, failing him, Richard Chaffe.

Claim means any claim in respect of a Liability of the Plan Company.

Clearing System means Clearstream and Euroclear and, in each case, any successor thereof.

Clearstream means Clearstream Banking S.A.

Commission Shares means the Shares which may be allotted by the Plan Company and issued to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee) as commission in respect of the Bondholders' subscription for the Exchange Shares under section 553 of the Companies Act and article 11 of the Articles of Association in an amount (if any) equivalent to the number of Shares equal to the difference between (x) the number of Exchange Shares issued as a result of the operation of the Amendment and Restatement Agreement relating to the Bond Trust Deed and this Restructuring Plan and (y) 37,845,559,564 Shares.

Committee means the ad hoc committee of Bondholders holding approximately 69 per cent. of the outstanding Bonds as at the date of the Lock-up Agreement.

Common Depositary means Elavon Financial Services DAC as common depositary for Euroclear or Clearstream in respect of the Bonds.

Companies Act means the Companies Act 2006.

Conditions Precedent has the meaning given to it in the Restructuring Implementation Deed.

Convening Hearing means the hearing held on 21 May 2021 for an order granting certain directions in relation to the Restructuring Plan.

Court means the High Court of Justice in England and Wales.

COVID-19 means severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2), the coronavirus disease and/or any outbreak or mutation thereof.

CREST means the relevant system, as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755) in respect of which Euroclear UK & Ireland Limited (previously CREST Co Limited) is the operator (as defined in the Uncertificated Securities (Amendment and EU Exit) Regulations 2019 (SI 2019/679)).

Custody Instructions means custody instructions delivered to Euroclear or Clearstream, as applicable, which will "block" from trading the Bonds identified in an Account Holder Letter as being held in such Clearing System.

Custody Instructions Deadline means no later than 5:00 p.m. (London time) on 1 June 2021, or if the date of the Plan Meeting changes, 5:00 p.m. (London Time) on the date which is three Business Days before the Plan Meeting.

Dated Brent means quotations for Dated Brent as published from time to time in S&P Global Platts Crude Oil Marketwire under code PCAAS00; being the benchmark against which Hthe Group's crude oil cargoes are priced.

Deed of Charge means the deed of charge to be entered into by the Plan Company, Hurricane Holdings Limited and GLA (as chargors), and the Security Trustee and the Trustee on the Restructuring Effective Date.

Directors means those individuals set out at paragraph 10.1(a) of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

EEA has the meaning given to it under the heading 'European Economic Area and United Kingdom' at Part 1 (*Important Notices*) of this Explanatory Statement.

EHS means environment, health and safety.

Eligible Person means a Bondholder or a Nominated Recipient who has provided the confirmations, warranties and undertakings in Annexes A and B of Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) the Account Holder Letter.

EPS means early production system.

ERCE means ERC Equipoise Ltd.

ERCE CPR means the independent competent persons report of the Plan Company's reserves written by ERCE published in April 2021.

Euroclear means Euroclear Bank SA/NV.

Event of Default means an event of default under the terms of the Bonds.

Excess Cash Flow Amount means the excess cash flow amount of the Group (calculated as the Net Free Cash minus (i) the Cash Sweep Threshold and (ii) the amount of cash interest due on that Interest Payment Date.

Exchange Shares means the up to 37,845,559,564 ordinary Shares of £0.001 each to be allotted and issued by the Plan Company to the Bondholders (and, where relevant, to the Nominated Recipients, and in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline, to the Holding Period Trustee) which, together with the Commission Shares (if any), shall be in consideration for the release of approximately US$50,000,000 of the outstanding principal amount of the Bonds pursuant to the Restructuring Plan.

Excluded Claim means a Claim that is not a Plan Claim.

Excluded Territory means Australia, Canada, Hong Kong, Japan, New Zealand, South Africa, Switzerland and any other jurisdiction where the delivery of the Explanatory Statement or an Account Holder Letter to a Bondholder or Nominated Recipient (as applicable) resident in, such jurisdiction would breach any applicable law or regulation.

Extended Wind Down has the meaning given to it at paragraph 7.1 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

FCA means the Financial Conduct Authority.

FPSO means a floating production storage and offloading vessel.

Fundraising has the meaning given to it at paragraph 3.1 of Part 5 (*Background to and reasons for the Restructuring Plan*) of this Explanatory Statement.

Funds Flow has the meaning given to it in the Restructuring Implementation Deed.

GLA means Hurricane GLA Limited.

Greater Warwick Area means the area located in and covered by licences P2294 and P1368 South sub-area.

Group means, together, the Plan Company, Hurricane Holdings Limited, GLA, Hurricane GWA Limited, Hurricane (Whirlwind) Limited, Hurricane (Strathmore) Limited, Hurricane Group Limited, Hurricane Petroleum Limited and Hurricane Basement Limited.

Group Company means any company that is a member of the Group.

Guarantor Subsidiary Undertakings means the undertakings to be given by the Guarantor Subsidiaries to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, among other things, be bound by the terms of the Restructuring Plan.

Guarantor Subsidiaries means Hurricane Holdings Limited and GLA.

HMRC means Her Majesty's Revenue and Customs.

Holding Period means the one year period following the Restructuring Effective Date.

Holding Period Trust has the meaning given to it at paragraph 4.3 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Holding Period Trust Deed means the trust deed to be entered into between the Plan Company, the Holding Period Trustee and the Information Agent setting out the terms on which the Holding Period Trustee will hold the Exchange Shares and Commission Shares relating to the Non-Responding Bondholders and Ineligible Bondholders who have not appointed a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline on bare trust for the Non-Responding Bondholders and the Ineligible Bondholders, respectively.

Holding Period Trustee means Lucid Issuer Services Limited in its capacity as holding period trustee under the Holding Period Trust Deed or any replacement trustee of the Holding Period Trust that is appointed from time to time.

Holding Period Trust Expiry Date has the meaning given to it at paragraph 4.3 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Identification Documents means a certified copy of the passport of the Bondholder or authorised representative wishing to attend the Plan Meeting.

Illustrative Recoveries has the meaning given to it at paragraph 6.27 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Implementation Steps has the meaning given to it in the Restructuring Implementation Deed.

Ineligible Bondholder means a Bondholder (a) to whom the allotment and issue of the Exchange Shares or Commission Shares would or might infringe the laws of any jurisdiction or would or might require the Plan Company to observe any governmental or other consent or effect any registration, filing or other formality with which, in the opinion the Plan Company, it would be unable to comply or which it regards as unduly onerous, and/or (b) who has not provided the requisite confirmations and undertakings in their Account Holder Letter.

Information Agent means Lucid Issuer Services Limited in its capacity as Information Agent in respect of the Plan Company.

Intercompany Loan Capitalisation has the meaning given to it in the Restructuring Implementation Deed.

Interest Payment Date has the meaning given to it in the Amended and Restated Bond Trust Deed.

Intra-Group Funding Policy means a policy under which (i) GLA is required to first apply all of its cash holdings (if any) to fund its business, operations and licence or decommissioning obligations (to the extent that those cash holdings are not restricted from being applied for such purpose), and only request intercompany loans from the Plan Company to the extent of any shortfall and on the condition that it shall (without prejudice to any intercompany loans made prior to the date of the Lock-up Agreement) repay each intercompany loan made on or after the date of the Lock-up Agreement; and (ii) GLA shall reimburse the Plan Company for its share of general, administrative and employee costs and expenses incurred by the Plan Company, in each case within 14 days of being invoiced by the Plan Company (and the Plan Company shall issue an invoice for such amounts within 14 days of the end of the calendar month in which the amounts were advanced or incurred).

Lancaster Area means the Lancaster oil field 572, located within Blocks 205/21a, 205/22a and 205/26b in Seaward Production Licence P1368.

Lancaster CPR has the meaning given to it at paragraph 4.1 of Part 5 (*Background to the Restructuring Plan and the Restructuring*) of this Explanatory Statement.

Lancaster EPS means the Lancaster Area early production system.

Lancaster Field FDP has the meaning given it in the Amended and Restated Bond Trust Deed.

Lancaster OWC has the meaning given to it at paragraph 4.1 of Part 5 (*Background to the Restructuring Plan and the Restructuring*) of this Explanatory Statement.

Liability or **Liabilities** means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or any other jurisdiction, or in any manner whatsoever and any amounts which would be included but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

Lock-up Agreement means a lock-up agreement entered into between the Plan Company, certain other Group Companies, the original Participating Bondholders and the Information Agent dated 30 April 2021.

Long-Stop Date means 11.59 p.m (London time) on 30 June 2021 (or such later date as may be agreed with the consent of the requisite majority of Participating Bondholders under the Lock-up Agreement).

Market Abuse Regulations means the UK version of the Market Abuse Regulation (EU) No 596/2014, which came into effect on 1 January 2021 when the EU Market Abuse Regulation (EU) No 596/2014 was incorporated into UK domestic law by the European Union (Withdrawal) Act 2018, with certain modifications.

Net Free Cash has the meaning given to it in the Amended and Restated Bond Trust Deed.

Nominated Recipient has the meaning given to it at paragraph 4.6 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Non-Responding Bondholder has the meaning given to it at paragraph 4.2 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

OGA means the Oil and Gas Authority.

OPEC means the Organisation of Petroleum Exporting Countries.

Outcome Report has the meaning given to it at paragraph 6.22 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Outstanding Redemption Amount as more fully described in the Amended and Restated Bond Trust Deed, means, as at any date: the aggregate outstanding principal amount of the Amended Bonds; plus any then outstanding Capitalised PIK Interest thereon less any Excess Cash Flow Amounts applied pursuant to the Amended and Restated Bond Trust Deed.

P6 Well means the 205/21a-6 well.

P1368 Licence has the meaning given it in the Amended and Restated Bond Trust Deed.

Participating Bondholder means a Bondholder which is party (whether as an original party or by way of subsequent accession) to the Lock-up Agreement.

PIK means payment-in-kind.

Plan Claims means any Claim arising out of or in connection with the Bonds owed to Bondholders by the Plan Company in respect of principal and accrued but unpaid interest, as at the Record Time.

Plan Company means Hurricane Energy plc, a public limited company, incorporated and registered in England and Wales on 29 September 2004 as Blakedew 531 Limited, with registration number 05245689.

Plan Company's Solicitors means Dentons UK and Middle East LLP.

Plan Consideration means the consideration under the Restructuring Plan, being the Exchange Shares and the Commission Shares (if any).

Plan Documents means each of:

(a)   the Practice Statement Letter;

(b)   this Explanatory Statement (including the notice setting out the relevant details for the Plan Meeting);

(c)   the Restructuring Plan; and

(d)   the Account Holder Letter.

Plan Effective Time means the date and time on which the Plan Company delivers an office copy of the Plan Sanction Order to the Registrar of Companies.

Plan Meeting means a meeting to be convened between the Plan Company and the Bondholders for the purpose of considering and, if thought fit, approving the Restructuring Plan proposed by the Plan Company (subject to any necessary permission having first been obtained at the Convening Hearing).

Plan Meeting Notice means the notice of the Plan Meeting appended to this Explanatory Statement at Appendix C (*Plan Meeting Notice*) of this Explanatory Statement.

Plan Sanction Order means the order of the Court sanctioning the Restructuring Plan.

Plan Website means the website at https://deals.lucid-is.com/hurricane .

POSA means the production services and operating agreement dated 23 June 2017, as amended and restated on 8 November 2019, between GLA and Bluewater.

Practice Statement means the Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act) issued on 26 June 2020 by the Court.

Practice Statement Letter means the letter dated 30 April 2021 from the Plan Company to its Bondholders in accordance with the Practice Statement.

Principal Paying, Transfer and Conversion Agent means Elavon Financial Services DAC, UK Branch.

Principal Paying, Calculation and Transfer Agent means Elavon Financial Services DAC, UK Branch.

Prospectus Regulation means Regulation (EU) 2017/1129 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as applied in the EEA.

Record Time means 5:00 p.m. (London time) on 2 June 2021, or if the date of the Plan Meeting changes, 5:00 p.m. (London Time) on the date which is two Business Days before the Plan Meeting.

Registrar means Elavon Financial Services DAC.

Registrar of Companies means the Registrar of Companies of England and Wales.

Released Parties has the meaning given to it paragraph 1.16 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Restructuring means the financial restructuring of the Plan Company in accordance with and as implemented through the Restructuring Plan and the Restructuring Documents.

Restructuring Business Plan means the Plan Company's business plan to be finalised on or before 21 May 2021.

Restructuring Documents has the meaning given to it in the Restructuring Implementation Deed.

Restructuring Implementation Deed means the deed which provides for the implementation of the Restructuring, to be entered into by, among others, the Plan Company and the Bondholders, the form of which is set out at Appendix A (*Restructuring Implementation Deed*) of the Restructuring Plan (with or subject to any modification, addition or condition approved or imposed by the Court or approved in accordance with the terms of the Restructuring Plan).

Restructuring Effective Date means, subject to the Conditions Precedent having been satisfied or waived (as the case may be), the date of completion of the Restructuring, following the occurrence of each of the Implementation Steps in accordance with the Restructuring Plan and Restructuring Implementation Deed, and which is currently expected to be on or before 18 June 2021.

Restructuring Firm means PricewaterhouseCoopers LLP.

Restructuring Plan means the Restructuring Plan proposed by the Plan Company under Part 26A of the Companies Act in the form set out in Appendix F (*Restructuring Plan*) of this Explanatory Statement (with or subject to any modification, addition or condition approved or imposed by the Court or approved in accordance with the terms of the Restructuring Plan).

Sanction Hearing means the hearing of the Court for the purpose of sanctioning the Restructuring Plan pursuant to Section 901F of the Companies Act, anticipated to be held on 11 June 2021.

Secured Property has the meaning given to it in the Amended and Restated Bond Trust Deed.

Security Trustee means U.S. Bank Trustees Limited, as proposed security trustee under the Transaction Security Documents.

September 2020 RNS has the meaning given to it at paragraph 4.7 of Part 5 (*Background to and reasons for the Restructuring Plan*) of the Explanatory Statement.

Shares means ordinary shares with a nominal value of £0.001 each in the capital of the Plan Company.

Spirit Energy means a company incorporated in England under no.10854461 whose registered office is at Millstream, Maidenhead Road, Windsor, Berkshire, SL4 5GD.

Technical Review has the meaning given to it at paragraph 4.6 of Part 5 (*Background to and reasons for the Restructuring Plan*) of this Explanatory Statement.

TISE means The International Stock Exchange.

Transaction Documents has the meaning given to it in the Amended and Restated Bond Trust Deed.

Trustee means U.S. Bank Trustees Limited, as trustee in respect of the Bonds and the Amended Bonds.

Trustee Release Letter has the meaning given to it in the Restructuring Implementation Deed.

UK Continental Shelf means the United Kingdom Continental Shelf.

UK Prospectus Regulation has the meaning given to it under the heading 'European Economic Area and United Kingdom' at Part 1 (*Important Notices*) of this Explanatory Statement.

Unprovisioned Decommissioning and Abandonment Liability has the meaning given to it in the Amended and Restated Bond Trust Deed.

US Securities Act means the United States Securities Act of 1933, as amended.

Voting Instructions Deadline means 5:00 p.m. on 2 June 2021, or if the date of the Plan Meeting changes, 5:00 p.m. (London Time) on the date which is two Business Days before the Plan Meeting.

2   Glossary

In this Explanatory Statement, unless inconsistent with the subject or context, the following glossary terms shall have the following meanings:

2P Reserves proved plus probable reserves under the Society of Petroleum Engineers' Petroleum Resources Management System

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable owing to one or more contingencies.

ESP electric submersible pumps

FDPA Field Development Plan Addendum

hydrocarbons are chemical compounds consisting wholly of hydrogen and carbon molecules.

licence an exclusive right to explore for petroleum, usually granted by a national governing body.

oil a mixture of liquid hydrocarbons of different molecular weight.

OWC oil water contact.

petroleum a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain nonhydrocarbon compounds, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide, and sulfur. In rare cases, non-hydrocarbon content of petroleum can be greater than 50%.

reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining (as of a given date) based on the development project(s) applied.

reservoir is a subsurface rock formation that contains an individual and separate natural accumulation of petroleum that is confined by impermeable barriers, pressure systems, or fluid regimes (conventional reservoirs), or is confined by hydraulic fracture barriers or fluid regimes (unconventional reservoirs).

resources is a term used to encompass all quantities of petroleum (recoverable and unrecoverable) naturally occurring in an accumulation on or within the Earth's crust, discovered and undiscovered, plus those quantities already produced. Further, it includes all types of petroleum whether currently considered conventional or unconventional.

shut-in a well which is capable of producing but is not presently producing. Reasons for a well being shut in may be lack of equipment, market or other.

3   Interpretation

3.1   In this Explanatory Statement, unless the context otherwise requires or otherwise expressly provides for:

    (a)   references to a person include a reference to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

    (b)   references to any person shall include references to his or her successors, transferees and assigns and any person deriving title under or through him or her;

    (c)   a reference to this Explanatory Statement includes a reference to the preliminary section and appendices of this Explanatory Statement;

    (d)   references to a statute, statutory provision or regulatory rule or guidance include references to the same as subsequently modified, amended or re-enacted from time to time;

    (e)   references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

    (f)   the singular includes the plural and *vice versa* and words importing one gender shall include all genders;

    (g)   references to including shall be construed as references to including without limitation and include, includes and included shall be construed accordingly;

(h)   references to a period of days shall include Saturdays, Sundays and public holidays and where the date which is the final day of a period of days is not a Business Day, that date will be adjusted so that it is the first following day which is a Business Day;

(i)   references to the UK and United Kingdom are to the United Kingdom of Great Britain and Northern Ireland;

(j)   references in this Explanatory Statement to "GBP", "pounds sterling", "sterling", "£", "pence", or "p" are to the lawful currency of the United Kingdom; all references to "US dollars", "dollars", "USD", "US$" or "cents" are to the lawful currency of the United States; and all references to "Euro" or "euro" are to the currency introduced at the start of the third stage of European economic and monetary union, and as defined in Article 2 of Council Regulations (EC) No. 974/98 of 3 May 1998 on the introduction of the euro, as amended

(k)   references to time shall be to London time (Greenwich Mean Time or British Summer Time, as appropriate); and

(l)   where any amount is specified in this Explanatory Statement (including in any definition) in respect of any Plan Consideration, that amount is subject to rounding down of any fractional entitlements in accordance with the terms of this Restructuring Plan.

Appendix B – Instructions and Guidance to Bondholders

Please take the action requested of you in these instructions as soon as possible. There is only a limited period of time within which each Bondholder or Account Holder can return an Account Holder Letter in order to vote at the Plan Meeting.

4   **COMPLETION OF THE ACCOUNT HOLDER LETTER**

4.1   A form of Account Holder Letter is enclosed at Appendix D (*Form of Account Holder Letter*) to this Explanatory Statement. The Account Holder Letter is relevant to all Bondholders.

4.2   If you hold an interest in the Bonds for your own account via an Account Holder, a broker or other intermediary, you should contact your Account Holder, broker or other intermediary (as applicable) in connection with the submission of your Account Holder Letter. In order to vote and/or attend the Plan Meeting you will need to:

(a)   submit Custody Instructions, or ensure that your intermediary submits Custody Instructions, to the relevant Euroclear or Clearstream Account Holder, by no later than 5:00 p.m. (London time) on 1 June 2021 (being the Custody Instructions Deadline). This will "block" the Bonds which are the subject of the Custody Instructions from trading in the Clearing Systems; and

(b)   procure that the Account Holder through which you hold your interest in the Bonds submits a validly completed Account Holder Letter to the Information Agent by no later than 5:00 p.m. (London time) on 2 June 2021 (being the Voting Instructions Deadline). In order to be validly completed, the Account Holder Letter must specify the applicable Custody Instruction Reference Number corresponding to your Custody Instructions.

Bondholders are advised to check with the relevant Clearing System, bank, securities broker or other intermediary through which they hold their Bonds when such intermediary would need to receive instructions from a Bondholder in order to comply with these deadlines.

4.3   If you are an Account Holder in Euroclear or Clearstream, and hold an interest in the Bonds in your capacity as such for your own account, in order to vote and/or attend the Plan Meeting you will need to:

(a)   submit Custody Instructions to Euroclear or Clearstream (as appropriate), by no later than 5:00 p.m. (London time) on 1 June 2021 (being the Custody Instructions Deadline). This will "block" the Bonds which are the subject of the Custody Instructions from trading in the Clearing Systems; and

(b)   submit a validly completed Account Holder Letter to the Information Agent by no later than 5:00 p.m. (London time) on 2 June 2021 (being the Voting Instructions Deadline). In order to be validly completed, the Account Holder Letter must specify the applicable Custody Instruction Reference Number corresponding to your Custody Instructions.

4.4   If you hold interests in the Bonds through more than one Account Holder, you will need to submit separate Custody Instructions in respect of each of your positions, and each Account Holder will need to submit a separate Account Holder Letter. The Information Agent will aggregate each Account Holder Letter for the purposes of voting on the Restructuring Plan, so that Bondholders will not be able to vote more than once.

4.5   After submitting Custody Instructions to a Clearing System, a Bondholder's position will be blocked until the occurrence of any of the following events and cannot be transferred or sold until the occurrence of such event:

(a)   the Restructuring Plan is not approved by the requisite majority of Bondholders at the Plan Meeting;

(b)   the earlier of the Restructuring Effective Date and the Long-Stop Date; or

(c)   the Plan Company gives the Bondholder written notice of an intention not to proceed with the Restructuring Plan.

4.6   If you have submitted Custody Instructions before the Custody Instructions Deadline, but you do not submit an Account Holder Letter before the Voting Instructions Deadline, you may be permitted to submit an Account Holder Letter to the Chairperson prior to the Plan Meeting. The Chairperson will have discretion to accept an Account Holder Letter submitted after the Voting Instructions Deadline but prior to the Plan Meeting, but only if he is satisfied that it is validly completed, including that it contains a valid Custody Instruction Reference Number, in respect of all of the Bonds that a Bondholder intends to vote in relation to at the Plan Meeting.

4.7   In all cases, the Chairperson's determination as to whether an Account Holder Letter has been validly completed and submitted for the purposes of voting on the Restructuring Plan will be final.

5   PLAN CONSIDERATION

5.1   Bondholders are strongly encouraged to vote at the Plan Meeting by completing the Account Holder Letter and choosing to appoint the Chairperson as their proxy, whether or not they intend to attend virtually the Plan Meeting.

5.2   Under the terms of the Restructuring Plan (if implemented), Bondholders will automatically have the terms of their Bonds amended irrespective of whether they vote at the Plan Meeting or not.

5.3   Bondholders who wish to receive their Bonds Exchange Entitlement on the Restructuring Effective Date must submit (or procure that their Account Holder submits on their behalf) a validly completed Account Holder Letter to the Information Agent by no later than the Voting Instructions Deadline.

5.4   Bondholders may appoint a Nominated Recipient to receive their Bonds Exchange Entitlement.

5.5   If a Bondholder:

(a)   does not submit a validly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline (a **Non-Responding Bondholder**); or

(b)   is an Ineligible Bondholder who has not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline,

that Bondholder will not be issued their Bonds Exchange Entitlement on the Restructuring Effective Date.

5.6 If a Bondholder is a Non-Responding Bondholder or an Ineligible Bondholder who has not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, that Bondholder's Bonds Exchange Entitlement will be issued to the Holding Period Trust established with the Holding Period Trustee as trustee. Non-Responding Bondholders, and Ineligible Bondholders who appoint a Nominated Recipient, will be able to claim their Bonds Exchange Entitlement from the Holding Period Trustee by liaising separately with the Holding Period Trustee and claiming their Bonds Exchange Entitlement within one year of the Restructuring Effective Date (the last day of such period being the Holding Period Trust Expiry Date), in each case in accordance with, and subject to, the terms of the Holding Period Trust Deed. As an alternative, Non-Responding Bondholders and Ineligible Bondholders will be able to direct that their Bonds Exchange Entitlement be sold on the open market by liaising separately with the Holding Period Trustee and directing the Holding Period Trustee to sell their Bonds Exchange Entitlement by the Holding Period Trust Expiry Date, in accordance with, and subject to, the terms of the Holding Period Trust Deed.

5.7 Non-Responding Bondholders and Ineligible Bondholders (or, where applicable, their Nominated Recipient) will only be able to claim their Bonds Exchange Entitlement, or direct that their Bonds Exchange Entitlement be sold on the open market, in respect of their holdings of the Bonds as at the Record Time, and will be required to evidence such holding and their (or their Nominated Recipient's) eligibility to receive their Bonds Exchange Entitlement to the satisfaction of the Holding Period Trustee.

5.8 If a Non-Responding Bondholder or Ineligible Bondholder (or, where applicable, their Nominated Recipient) does not claim their Bonds Exchange Entitlement from the Holding Period Trustee, or direct that their Bonds Exchange Entitlement be sold, prior to the Holding Period Trust Expiry Date, their Bonds Exchange Entitlement will, without further notice, be returned to the Plan Company and cancelled, as more particularly described in the Holding Period Trust Deed.

5.9 If you have any questions in relation to the Restructuring Plan, or the completion and return of the Account Holder Letter, please contact the Information Agent using the following details:

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Attention: David Shilson / Sunjeeve Patel
Telephone: + 44 20 7704 0880]
Email: hurricane@lucid-is.com

5.10 Please note that the Information Agent cannot provide financial advice on the merits of the Restructuring, nor whether or how Bondholders should vote in respect of the Restructuring Plan.

6 **VOTING AT AND ATTENDING THE PLAN MEETING**

6.1 Only the Plan Company (including its agents and advisers), the Bondholders as at the Record Time and the Trustee are entitled to attend the Plan Meeting. Only Bondholders as at the Record Time are entitled to vote at the Plan Meeting (in person or via proxy). Other interested persons and/or their advisers may, at the discretion of the Plan Company, be entitled to attend the Plan Meeting, but as observers only.

6.2   The Plan Company suggests that Bondholders appoint the Chairperson as their proxy to vote at the Plan Meeting. If a Bondholder is a corporate person and wishes to appoint a proxy other than the Chairperson, it must provide evidence to the Information Agent of the authority granted to the proxy by the Voting Instructions Deadline.

6.3   Bondholders' entitlements to vote will be determined by reference to their Plan Claims, as at the Record Time. For the avoidance of doubt, any Bonds acquired after this time will not increase a Bondholder's entitlement to vote.

6.4   A Bondholder wishing to attend the Plan Meeting must indicate this in their Account Holder Letter, and must submit the relevant Identification Documents as soon as possible and, in any event, prior to the Voting Instructions Deadline. Instructions for joining the Plan Meeting will then be provided to the Bondholder by the Information Agent.

Appendix C – Plan Meeting Notice

NOTICE OF THE PLAN MEETING

IN THE HIGH COURT OF JUSTICE **Claim No. [ ]**
BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES
COMPANIES COURT (ChD)

IN THE MATTER OF
HURRICANE ENERGY P.L.C.
(the **Plan Company**)
AND
IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE OF RESTRUCTURING PLAN MEETING

NOTICE IS HEREBY GIVEN that by an order dated 21 May 2021 made in the above matter, the High Court of Justice of England and Wales (the **Court**) has directed that a meeting of the Bondholders specified therein shall be convened for the purpose of considering and, if though fit, approving (with or without modification) the restructuring plan proposed by the Plan Company pursuant to Part 26A of the Companies Act 2006 (the **Restructuring Plan**) as set out at Appendix F of the explanatory statement dated 21 May 2021 in relation to the Restructuring Plan (the **Explanatory Statement**).

NOTICE IS HEREBY GIVEN that such meeting will be held via webinar on 4 June 2021 at or about 11:00 a.m. (London time) (the **Plan Meeting**).

Capitalised terms used in this notice and not otherwise defined shall have the meaning given to them in the Explanatory Statement.

1. The purpose of the Plan Meeting will be to consider and, if though fit, to approve (with or without modification) the Restructuring Plan.

2. Account Holder Letters must be properly completed and submitted to Lucid Issuer Services Limited online via https://deals.lucid-is.com/hurricane , or by email: hurricane@lucid-is.com, by no later than the Voting Instructions Deadline (being 5:00 p.m. (London time) on 2 June 2021) in accordance with the instructions set out in the Account Holder Letter.

3. Subject to submitting a properly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline, each Bondholder may attend virtually and vote at the Plan Meeting, or it may appoint a proxy to attend the virtual Plan Meeting and vote on its behalf. Bondholders are strongly encouraged to appoint the Chairperson as their proxy whether or not they intend to attend the virtual Plan Meeting.

   The Plan Company may, but it is not obliged to, permit the virtual attendance of persons who are not Bondholders at the Plan Meeting.

4. The Restructuring Plan will be binding on all Bondholders if:

   a. 75 per cent. in value of all Bondholders present and voting either in person or by proxy at the Plan Meeting votes in favour of the Restructuring Plan;

   b. the Court sanctions the Restructuring Plan; and

   c. an office copy of the Plan Sanction Order is delivered to the Registrar of Companies.

5. All relevant documentation may be found at https://deals.lucid-is.com/hurricane . A Bondholder may also request a paper copy of the Explanatory Statement (which includes the Restructuring Plan and certain key documents referred to in the Restructuring Plan) free of charge from the Plan Company's Solicitors by e-mail to hurricane@dentons.com.

6. By the said order, the Court has directed Anthony Maris to act as Chairperson of the Plan Meeting, or if, for any reason, they are unable to act, Richard Chaffe, and has directed the Chairperson to report the result of the Plan Meeting to the Court.

7. In the event that the Bondholders vote in favour of the Restructuring Plan, it will be subject to the subsequent approval of the Court. The Plan Company may, at the Court hearing held to consider sanctioning the Restructuring Plan, consent on behalf of all Bondholders to any modification to the Restructuring Plan (including it annexes and schedules) that the Court may see fit to approve or impose, provided that if any such modification would have an adverse effect on the rights or interests of a Bondholder or impose any new or additional obligation of any Bondholder, such modification will require the prior written consent of that Bondholder.

Dated: [x]

Appendix D – Form of Account Holder Letter

**For use by Account Holders in respect of US$230,000,000 7.5%
Bonds due 2022 (ISIN: XS1641462277)
(the Bonds)**

Issued by

**HURRICANE ENERGY PLC
(the Plan Company)**

In relation to

The Restructuring Plan proposed by the Plan Company to certain of its
creditors under Part 26A of the Companies Act 2006 (the **Restructuring Plan**)

The Restructuring Plan will, if implemented, materially affect and become binding on all Bondholders, irrespective of whether a Bondholder has voted in favour, abstained or voted against the Restructuring Plan.

If you are a Bondholder, you are strongly advised to read the explanatory statement issued in connection with the Restructuring Plan (the **Explanatory Statement**) before you complete the Account Holder Letter. All relevant documentation can be found on the Plan Website at https://deals.lucid-is.com/hurricane . Capitalised terms used in this Account Holder Letter but not defined in it have the same meaning as given to them in the Explanatory Statement, subject to any amendments or modifications made by the Court.

Who should complete and submit this Account Holder Letter?

With the exception of Part 4 (*Bondholder Confirmations and Securities Confirmation Form)* (see below), this Account Holder Letter should be completed and submitted only by Account Holders (in each case on the instructions of a Bondholder). Bondholders should only submit an Account Holder Letter in respect of themselves if they are an Account Holder and hold their Bonds in such capacity.

Account Holders should complete a separate Account Holder Letter:

- In respect of the Bonds (if any) which they hold as Beneficial Owner.

- For each Beneficial Owner on whose behalf they hold an interest in the Bonds.

For a Bondholder to:

(a)   vote at the Plan Meeting (either in person or by proxy); and/or

(b)   receive their Bonds Exchange Entitlement, being their pro rata share of the Plan Consideration (in the form of Exchange Shares and Commission Shares (if any)), on the Restructuring Effective Date,

their validly completed Account Holder Letter must be submitted to the Information Agent online via https://deals.lucid-is.com/hurricane or by email to the Information Agent (hurricane@lucid-is.com) by the Voting Instructions Deadline (being 5:00 p.m. (London time) on 2 June 2021). Account Holder Letters received by the Information Agent after the Voting Instructions Deadline will not constitute valid voting instructions for the purposes of the Restructuring Plan (please note in that regard that the Chairperson will have a discretion to accept late Account Holder Letters only in the limited circumstances set out at paragraph 4.6 of Appendix B (*Instructions and Guidance to Bondholders*) to the Explanatory Statement).

If a Bondholder holds its interests in the Bonds through more than one Account Holder, each Account Holder will need to submit a separate Account Holder Letter. The Information Agent will aggregate each Account Holder Letter for the purposes of voting on the Restructuring Plan, so that Bondholders will not be able to vote more than once.

No Bondholder (or its Nominated Recipient, as applicable) will be entitled to receive its Bonds Exchange Entitlement on the Restructuring Effective Date if it is an Ineligible Bondholder who has not appointed a Nominated Recipient by the Voting Instructions Deadline, or if its Account Holder Letter does not include a confirmation that it (or its Nominated Recipient, as applicable) is an Eligible Person.

A Bondholder may, prior to the Voting Instructions Deadline, submit a revised Account Holder Letter to the Information Agent. The last validly completed Account Holder Letter received by the Information Agent in respect of a Bondholder prior to the Voting Instructions Deadline will take precedence over any earlier validly completed Account Holder Letter(s) received by the Information Agent in respect of that Bondholder.

"Validly completed" in relation to an Account Holder Letter means an Account Holder Letter which, to the satisfaction of the Information Agent in its sole discretion:

(a)   has had each relevant part and section completed (including the required blocking information);

(b)   gives all relevant authorisations, confirmations and undertakings (including, if a Bondholder (or its Nominated Recipient, if applicable) wishes to receive its Bonds Exchange Entitlement on the Restructuring Effective Date, pursuant to Part 4 (*Bondholder Confirmations and Securities Confirmation Form*); and

(c)   is executed by the Account Holder and the relevant Bondholder (and its Nominated Recipient, if applicable) in accordance with the instructions in the Account Holder Letter.

Custody Instructions

The Bonds identified in this Account Holder Letter must be "blocked" from trading in Euroclear or Clearstream (by submission of Custody Instructions).

Account Holders must ensure that Custody Instructions are submitted via the relevant Clearing System with respect to Bondholders who wish to attend the virtual Plan Meeting and/or vote on the Restructuring Plan (in person or via proxy), by no later than 5:00 p.m. (London time) on 1 June 2021 (being the Custody Instructions Deadline).

Account Holders must include the required custody information in Part 1, Section 2 (*Holding Details*) in this Account Holder Letter or an Account Holder Letter will be invalid for the purposes of voting and for receiving any Bonds Exchange Entitlement.

Non-Responding Bondholders and Ineligible Bondholders

A Bondholder who did not complete and provide this Account Holder Letter to the Information Agent by the Voting Instructions Deadline is a Non-Responding Bondholder. The Bonds Exchange Entitlements of all Non-Responding Bondholders and Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline will be issued to the Holding Period Trustee on the Restructuring Effective Date. In order to receive their Bonds Exchange Entitlement from the Holding Period Trustee, a Non-Responding Bondholder and an

Ineligible Bondholder who wishes to appoint a Nominated Recipient which is an Eligible Person after the Restructuring Effective Date is required, in addition to the requirements and conditions of the Holding Period Trust Deed, to liaise separately with the Information Agent and claim their Bonds Exchange Entitlement by not later than the Holding Period Trust Expiry Date. As an alternative, Non-Responding Bondholders and Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person will be able to direct that their Bonds Exchange Entitlement be sold on the open market by liaising separately with the Holding Period Trustee and directing the Holding Period Trustee to sell their Bonds Exchange Entitlement by the Holding Period Trust Expiry Date, in accordance with, and subject to, the terms of the Holding Period Trust Deed.

Governing Law

This Account Holder Letter and any non-contractual obligation arising out of or in relation to this Account Holder Letter shall be governed by, and interpreted in accordance with English law.

For further information and assistance contact the Information Agent at:


Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London
WC1H 8HA
United Kingdom

Attention: David Shilson / Sunjeeve Patel

Telephone: + 44 20 7704 0880
Email: hurricane@lucid-is.com


INSTRUCTIONS FOR THE COMPLETION AND SUBMISSION OF THE ACCOUNT HOLDER LETTER

THIS ACCOUNT HOLDER LETTER HAS 5 PARTS.

IN ALL CASES THE FOLLOWING PARTS MUST BE VALIDLY COMPLETED:

- **Part 1 (*Bondholder, Account Holder and Holding Details*)**

- **Part 5 (*Execution of Account Holder Letter by Account Holder*)**

IN ADDITION:

- **In order to vote at the Plan Meeting (either in person or by proxy), Part 2 (*Voting*) of this Account Holder Letter must be validly completed, and the Bonds identified in this Account Holder Letter must be 'blocked' before delivery of this Account Holder Letter to the Information Agent.** In order to "block" Bonds, Account Holders must ensure that Custody Instructions are submitted via the relevant Clearing System by no later than 5:00 pm (London time) on 1 June 2021.

- **In order for a Bondholder to receive Exchange Shares and Commission Shares (if any) on the Restructuring Effective Date, the following part must be validly completed:**

   - **Part 4 (*Bondholder Confirmations and Securities Confirmation Form*)**

- **In order for a Bondholder to appoint a Nominated Recipient to receive Exchange Shares and Commission Shares (if any) on its behalf on the Restructuring Effective Date, the following parts must be validly completed:**

   - **Part 3 (*Nominated Recipients*)**

   - **Part 4 (*Bondholder Confirmations and Securities Confirmation Form*)**

PART 1: BONDHOLDER, ACCOUNT HOLDER AND HOLDING DETAILS

SECTION 1: BONDHOLDER DETAILS

Please identify the Bondholder on whose behalf you are submitting this Account Holder Letter.

To be completed for all Bondholders:

Full Name of Bondholder ……………………………………………………………………….

Country of Residence/
Headquarters ………………………………………………………………………….

Email Address ………………………………………………………………………………….

Telephone Number
(with country code) ………………………………………………………………………….

To be completed if the Bondholder is an institution:

Jurisdiction of incorporation of Bondholder: ………………………………………………………….

Name of Authorised Employee Contact:………………………………………………………….

………

SECTION 2: HOLDING DETAILS

The Account Holder, on behalf of the Bondholder identified in Part 1, Section 1 (*Bondholder Details*) above, holds the following Bonds to which this Account Holder Letter relates, and which have been 'blocked' though delivery of Custody Instructions to Euroclear or Clearstream (as applicable), the number in relation to which (the **Custody Instruction Reference Number**) is identified below.

Account Holders must ensure that Custody Instructions are submitted via the relevant Clearing System by the relevant deadline in order to block the Bonds and must include the Custody Instruction Reference Number(s) below.

ISIN	Amount blocked (US$)[16]	Euroclear or Clearstream	Clearing System Account Number	Custody Instruction Reference Number(s)[17]

---

[16] The amount entered should be the entire amount of Bonds in respect of which the Account Holder is giving instructions on behalf of the relevant Bondholder pursuant to this Account Holder Letter.

[17] Corresponding to the Custody Instructions submitted by the Account Holder on behalf of the Bondholder.

SECTION 3: RECEIPT OF BONDS EXCHANGE ENTITLEMENT

Subject to the nomination of a Nominated Recipient in Part 3 (*Nominated Recipients*) below, the Exchange Shares and Commission Shares (if any) will be credited to the Clearing System Account Number specified in Section 2 (*Holding Details*) above on the Restructuring Effective Date.

SECTION 4: ACCOUNT HOLDER CONFIRMATIONS

Account Holders should complete paragraphs A and B below.

The Account Holder named below in Part 5 (*Execution of Account Holder Letter by Account Holder*) for itself hereby confirms to the Plan Company and the Information Agent as follows (select 'yes' or 'no' as appropriate for each item):

A. That all authority conferred or agreed to be conferred pursuant to this Account Holder Letter and every obligation of the Account Holder under this Account Holder Letter (including any elections made in this Account Holder Letter) shall be binding upon the successors and assigns of the Account Holder (in the case of a corporation or institution) or the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the Account Holder (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of the Account Holder and that all of the information in this Account Holder Letter is complete and accurate.

  ☐ Yes

  ☐ No

B. That the Account Holder has, on or prior to the Custody Instructions Deadline, irrevocably instructed the Clearing System pursuant to Custody Instructions, as the case may be, to block the Bonds identified in Part 1, Section 2 (*Holding Details*) of this Account Holder Letter and that Custody Instruction Reference Number(s) for each such Custody Instruction(s) appears in this Account Holder Letter under 'Custody Instruction Reference Number(s)' in Section 2 (*Holding Details*) of Part 1 of this Account Holder Letter.

  ☐ Yes

  ☐ No

An Account Holder who is unable to confirm 'yes' in respect of paragraphs A and B above should contact the Information Agent using the contact details set out in this Account Holder Letter for assistance.

PART 2: VOTING

To vote in respect of the Restructuring Plan, this Part 2 (*Voting*) must be delivered to the Information Agent no later than the Voting Instructions Deadline. Account Holder Letters received by the Information Agent after the Voting Instructions Deadline will not constitute valid instructions for the purposes of voting on the Restructuring Plan (other than in the limited circumstances set out at paragraph 4.6 of Appendix B (*Instructions and Guidance to Bondholders*) to the Explanatory Statement).

The Bonds identified in this Account Holder Letter must be "blocked" by the Account Holder before delivery of this Part 2 (*Voting*) of this Account Holder Letter to the Information Agent. Account Holders must ensure that Custody Instructions are submitted via the relevant Clearing System by no later than the Custody Instructions Deadline.

You must tick only ONE box in Section A below AND only ONE box in Section B below. Where the Chairperson of the Plan Meeting is appointed as proxy, Section B constitutes binding voting instructions. In all other cases, Section B is indicative only.

As explained in Appendix B (*Instructions and Guidance to Bondholders*) to the Explanatory Statement, the Plan Meeting will be held by way of video conference and therefore references in this document to attending the meeting in person should be read as joining such video conference.

(A)   Attendance at the Plan Meeting (*tick only ONE of the boxes below*)

The Account Holder (or if different, the Bondholder identified in Part 1 (*Bondholder, Account Holder and Holding Details*) of this Account Holder Letter) wishes to:

☐   appoint the Chairperson of the Plan Meeting as its proxy to attend and vote on its behalf at the Plan Meeting;

☐   appoint the following individual (being a person other than the Chairperson of the Plan Meeting) as its proxy to attend and vote on its behalf at the Plan Meeting;

Name:_____

Passport Country and number/identification number:

_____

(*if the Account Holder (or if different, the Bondholder) is a corporate person, please enclose evidence of the authority granted to the above-named individual as proxy*)

☐   attend and vote at the Plan Meeting in person

Name:_____

Passport Country and number/identification

number:

_____

(*if attending in person, Identification Documents will need to be submitted to the Information Agent with this Account Holder Letter and, in any event, prior to the Voting Instructions Deadline*)

(B)   Indication of voting intention (*tick only ONE of the boxes below*)

The Account Holder (or if different, the Bondholder identified in Part 1 (*Bondholder, Account Holder and Holding Details*) of this Account Holder Letter) wishes to vote (or to instruct its proxy to vote) at the Plan Meeting as follows:

☐   **FOR the Restructuring Plan**; or

☐   **AGAINST the Restructuring Plan**.

PART 3: NOMINATED RECIPIENTS

Any Bondholder who wishes to appoint a Nominated Recipient to receive its Bonds Exchange Entitlement on the Restructuring Effective Date may appoint such Nominated Recipient at any time prior to the Voting Instructions Deadline.

Any Nominated Recipient appointed below must be, and must be at the Restructuring Effective Date, an Eligible Person.

If a Bondholder wishes to appoint more than one Nominated Recipient, a validly completed Securities Confirmation Form (as set out at Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) of this Account Holder Letter) must be validly completed and submitted to and received by the Information Agent for each Nominated Recipient.

By nominating a Nominated Recipient, an Ineligible Bondholder must represent and warrant to the Plan Company in paragraph 1(b) of Annex A to Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) of this Account Holder Letter that it will retain no beneficial interest in the Exchange Shares or Commission Shares to be received by the Nominated Recipient.

Details of Nominated Recipient	*CREST/Euroclear/ Clearstream Account Details of Nominated Recipient*	*Percentage of Bonds Exchange Entitlement*
Name: …………………………………………………………… …………… Contact name: …………………………………………………………….. Tel: ……………………………………………………………. Email: ……………………………………………………………. Country of Residence/Registered Address …………………………………………………………… …………………………………………………………….	[TBC: CREST Participant ID and CREST Member ID or Euroclear/ Clearstream Account Number]	%
Name: ………………………………………………………… …………… ………………………………………………………. Contact name: …………………………………………………………….		%

Tel: …………………………………………………………………… Email: …………………………………………………………… Country of Residence/Registered Address …………………………………………………………………… …………………………………………………………..		

Please use as many sheets as required.

PART 4: BONDHOLDER CONFIRMATIONS AND SECURITIES CONFIRMATION FORM

A Bondholder (and Nominated Recipient, where applicable) must make the confirmations set out in Annex A and Annex B by ticking the box on its signature page in order to receive its Bonds Exchange Entitlement.

For the avoidance of doubt, a Bondholder does not have to complete a Securities Confirmation Form in order to vote on the Restructuring Plan.

Bondholders need only submit one Securities Confirmation Form in respect of all of their Bonds Exchange Entitlement, which must be signed for or on behalf of it in each of its capacities.

Original paper copies of signed Account Holder Letters and Securities Confirmation Forms should not be sent to the Information Agent. Account Holders are requested to submit Account Holder Letters and full and complete copies of the Securities Confirmation Form to the Information Agent online via https://deals.lucid-is.com/hurricane .

SECURITIES CONFIRMATION FORM

THIS DEED is made by:

(1)   [[BONDHOLDER], a [insert nature of legal entity, (e.g. company, partnership)] resident in [JURISDICTION] whose registered office is at [ADDRESS] (the **Bondholder**).][18]

(1)   [[BONDHOLDER], acting in its capacity as a Bondholder (the **Bondholder**).][19]

[AND]

(2)   [[NOMINATED RECIPIENT], a company incorporated under the laws of and registered in [JURISDICTION] with company number [COMPANY NUMBER] and whose registered office is at [ADDRESS] (the **Nominated Recipient**).][20]

(2)   [[NOMINATED RECIPIENT] (the **Nominated Recipient**).][21]

FOR THE BENEFIT OF

(3)   HURRICANE ENERGY P.L.C. (THE **PLAN COMPANY**)

(4)   EACH RELEASED PARTY (AS DEFINED BELOW) and

(5)   EACH RELYING PERSON (AS DEFINED BELOW)

[.] 2021[22]

1   This Securities Confirmation Form is intended to be executed as a deed and shall take effect and be delivered as a deed on the date stated above.

2.   Capitalised terms used but not defined in this Securities Confirmation Form and the Annexes hereto shall bear the meanings given to them in the explanatory statement published by the Plan Company on or around 21 May 2021 (the **Explanatory Statement**) in respect of the restructuring plan (the **Restructuring Plan**) proposed by the Plan Company pursuant to part 26A of the Companies Act 2006.

3.   Each Bondholder (or its Nominated Recipient, as applicable) gives the confirmations, warranties and undertakings set out in Annex A (*Bondholder Confirmations, Warranties and Undertakings*) and Annex B (*Securities Law Confirmations and Undertakings*) hereto in favour of the Plan Company and each Relying Person:

         (a) if the Bondholder has voted in favour of the Restructuring Plan, as at the date on which this Securities Confirmation Form is delivered to the Information Agent, on the

---

[18] To be completed if the Bondholder is an institution. Delete if the Bondholder is not an institution.
[19] To be completed if the Bondholder is an individual. Delete if the Bondholder is not an individual.
[20] To be completed if the Bondholder has appointed a Nominated Recipient in Part 3 (*Nominated Recipient*) of its Account Holder Letter and that Nominated Recipient is an institution. Delete if the Bondholder has not appointed a Nominated Recipient at all or if the Bondholder has appointed a Nominated Recipient that is an individual.
[21] To be completed if the Bondholder has appointed a Nominated Recipient in Part 3 (*Nominated Recipient*) of its Account Holder Letter and that Nominated Recipient is an individual. Delete if the Bondholder has not appointed a Nominated Recipient at all or if the Bondholder has appointed a Nominated Recipient that is an institution.
[22] Please write the date on which this Securities Confirmation Form is being signed.

Voting Instructions Deadline, the Restructuring Effective Date and the date on which the Plan Company issues the relevant Exchange Shares and Commission Shares (if any) to the Bondholder (or its Nominated Recipient (as applicable)); and

(b) if the Bondholder has voted against the Restructuring Plan, with effect from the Plan Effective Time.

5. This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by, and this Deed shall be construed in accordance with, the laws of England and Wales. The courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of or in connection with this Deed or any non-contractual obligations arising out of or in connection with this Deed and, for such purposes, each signatory hereto irrevocably submits to the jurisdiction of the courts of England.

6. By signing below, the Bondholder and, if the Bondholder has appointed a Nominated Recipient, the Nominated Recipient, represents that it has complied with all formalities applicable to it (whether under its organisational or constitutional documents, applicable law, or otherwise) in relation to the execution of this Securities Confirmation Form.[23]

---

[23] Bondholders and Nominated Recipients must ensure that they comply with any applicable requirements in relation to the execution of documents (and in particular, and if different, deeds) when executing this Securities Confirmation Form.

SECURITIES CONFIRMATION FORM

Bondholders wishing to receive their Bonds Exchange Entitlements should tick this box

<table>
<tr>
<td>☐</td>
<td>By ticking this box, the Bondholder (or its Nominated Recipient, as applicable) makes the confirmations, warranties and undertakings set out in Annex A and Annex B to this Securities Confirmation Form to the Plan Company, and in so doing, the Bondholder shall be entitled to (i) attend the Plan Meeting and vote on the Restructuring Plan (provided Part 2 (*Voting*) of the Account Holder Letter is validly completed and received by the Information Agent prior to the Voting Instructions Deadline) and (ii) receive (or its Nominated Recipient shall be entitled to receive) its Bonds Exchange Entitlement (provided the remaining relevant parts of this Account Holder Letter are validly completed).

If this box is not ticked, the Bondholder shall be entitled to attend the Plan Meeting and vote on the Restructuring Plan (provided Part 2 (*Voting*) of the Account Holder Letter is validly completed and received by the Information Agent prior to the Voting Instructions Deadline) but the Bondholder (or its Nominated Recipient, if applicable) will not be entitled to receive its Bonds Exchange Entitlement which will instead be issued to the Holding Period Trustee.</td>
</tr>
</table>

SIGNATURE PAGE OF BONDHOLDER

[24][EXECUTED as a DEED for and on behalf of)
[BONDHOLDER],)
a [insert nature of legal entity, (e.g. company,)
partnership)] resident in [JURISDICTION], by [NAME[S])
OF PERSON SIGNING], being [a] person[s] who, in)
accordance with the laws of that jurisdiction, and the)
laws of any other applicable jurisdiction, [is OR are])
acting under the authority of that [insert nature of legal)
entity, (e.g. company, partnership)] in each of the)
following capacities:

Bondholder)

…………………………………………………………………
Authorised signatory

…………………………………………………………………
[Authorised signatory][25]

in the presence of:

………………………………………………… …………………………………………………………………
Signature of Witness[26]   Name of Witness (print)

………………………………………………… …………………………………………………………………..
Address of Witness   [Occupation of Witness]

---

[24] To be signed if the Bondholder is an institution. Delete if the Bondholder is not an institution.
[25] The signature of a second authorised signatory is required if the Bondholder is a company or other entity incorporated in the United Kingdom.
[26] The witness must be present when the Securities Confirmation Form is signed. The witness must be a person over the age of 18 who is not a party to the Securities Confirmation Form.

[27][EXECUTED as a DEED by   )
[BONDHOLDER]   )

in each of the following capacities:)

Bondholder   )

…………………………………………………

Name (print)

…………………………………………………

a resident of (jurisdiction)

in the presence of:

………………………………………………   …………………………………………………..

Signature of Witness[28]   Name of Witness (print)

………………………………………………   …………………………………………………..

Address of Witness   Occupation of Witness]

---

[27] To be signed if the Bondholder is an individual. Delete if the Bondholder is not an individual.
[28] The witness must be present when the Securities Confirmation Form is signed. The witness must be a person over the age of 18 who is not a party to the Securities Confirmation Form.

SIGNATURE PAGE OF NOMINATED RECIPIENT

[EXECUTED as a DEED for and on behalf of)
[NOMINATED RECIPIENT],)
a [insert nature of legal entity, (e.g. company,)
partnership)] resident in [JURISDICTION], by [NAME[S])
OF PERSON SIGNING], being [a] person[s] who, in)
accordance with the laws of that jurisdiction, and the)
laws of any other applicable jurisdiction, [is OR are])
acting under the authority of that [insert nature of legal)
entity, (e.g. company, partnership)])

Authorised signatory

……………………………………………………………………
[Authorised signatory][29]

in the presence of:

……………………………………………………   ……………………………………………………………
Signature of Witness[30]   Name of Witness (print)

……………………………………………………   ……………………………………………………………..
Address of Witness   [Occupation of Witness]

---

[29] The signature of a second authorised signatory is required if the Nominated Recipient is a company or other entity incorporated in the United Kingdom.
[30] The witness must be present when the Securities Confirmation Form is signed. The witness must be a person over the age of 18 who is not a party to the Securities Confirmation Form.

ANNEX A

BONDHOLDER CONFIRMATIONS, WARRANTIES AND UNDERTAKINGS

1.   The Bondholder and, if the Bondholder has appointed a Nominated Recipient, each of the Bondholder and the Nominated Recipient, confirms to the Plan Company that:

(a)   it has complied in all material respects with all laws and regulations applicable to it in any jurisdiction with respect to the Restructuring Plan and this Account Holder Letter;

(b)   if it has appointed a Nominated Recipient, it will retain no beneficial interest in any Exchange Shares or Commission Shares nominated to be held by any Nominated Recipient (if applicable) if it is an Ineligible Bondholder;

(c)   it has received and reviewed the Restructuring Plan and the Explanatory Statement and accepts and acknowledges the statements made in the "Important Notices" section of the Explanatory Statement, and acknowledges, in its capacity as Bondholder, that, in completing and submitting this Account Holder Letter (including this Securities Confirmation Form), it has made its own independent decision as to how to vote (or instructed its proxy to vote) at the Plan Meeting, in consultation with its own agents and professional advisers to the extent it has considered it necessary to do so;

(d)   it acknowledges that, to the extent that the relevant parts of this Account Holder Letter have been validly completed, the submission of this Account Holder Letter constitutes its written consent to the Restructuring Plan and the other matters contained herein;

(e)   it undertakes to be bound by and perform each of the obligations set out in the Restructuring Plan and each of the Restructuring Documents as if set out in full in this Account Holder Letter;

(f)   it shall promptly take all such action and provide all such information as may be necessary to complete any blanks, update any schedules, complete any signature blocks or to make any other amendments to the Restructuring Documents as the Plan Company may reasonably consider is required in order to ensure they reflect the terms of the Restructuring Plan and document the rights and obligations of the Bondholders (and their Nominated Recipients) under the Restructuring Plan;

(g)   it acknowledges that all authority conferred or agreed to be conferred pursuant to this Account Holder Letter and each obligation and the authorisations, instructions and agreements given by it shall be binding upon its successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and shall survive, its death or incapacity and that all of the information in this Account Holder Letter is true, complete and accurate as at the date of this Account Holder Letter;

(h)   it acknowledges and agrees that the Plan Company may, between the date on which the Explanatory Statement is issued and the Restructuring Effective Date, make any modifications of, or additions to, the Restructuring Plan and/or the Restructuring Documents which the Court may think fit to approve or impose which is necessary for the implementation of the Restructuring, provided that if any such modification would have an adverse effect on the rights or interests of a Bondholder or impose any new or additional obligation on any Bondholder, such modification will require the prior written consent of that Bondholder;

(i) in its capacity as a Bondholder (on its own behalf and on behalf of any Nominated Recipient), it authorises, empowers and appoints the Plan Company and the Trustee to do all things necessary as set out in clause 3 of the Restructuring Plan;

(j) with effect on and from the Restructuring Effective Date

(i) subject to paragraph (j)(ii) below and to the extent it has not already done so, the Bondholder waives, releases and discharges each and every Liability of the Plan Company, each Group Company, any director, officer and/or employee of the Plan Company or of any other Group Company as at the date of the Sanction Hearing, each Adviser (including the Information Agent), each member of the Committee, the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent, the Principal Paying, Transfer and Conversion Agent, the Registrar and each Bondholder (together, the **Released Parties**) to that Bondholder which the Released Parties ever had, may have or hereafter can, shall or may have in relation to or arising out of or in connection with:

(A) the preparation, negotiation, sanction, execution or implementation of the Restructuring Plan (including, but not limited to, the Restructuring Implementation Deed and each other Restructuring Document) and/or the Restructuring; and

(B) any event or circumstance arising in the period from 23 September 2020 to the Restructuring Effective Date which caused or contributed to, directly or indirectly, the requirement for the Restructuring;

(ii) paragraph (j)(i) shall not apply to any Liability:

(A) in respect of gross negligence, wilful misconduct or fraud by any Released Party; or

(B) of any Adviser arising under, or relating to, a duty of care owed to such Adviser's client or arising under a duty of care to another person which has been specifically and expressly accepted or acknowledged in writing by that Adviser;

(k) it empowers, authorises, requests and instructs the Plan Company, the Information Agent, the Trustee, the Principal Paying, Calculation and Transfer Agent, the Registrar, the Committee and the Advisers and any of their officers, employees, agents or advisers (each a **Relying Person** and together the **Relying Persons**) (to the fullest extent that it is entitled to do so) to do all such other things as may be necessary or expedient to carry out and give effect to the Restructuring Plan and the Restructuring Documents;

(l) it declares and acknowledges that:

(i) none of the Relying Persons will be held responsible for any liabilities or consequences arising as a result of acts taken by it or pursuant to the terms of the Restructuring Plan or the Restructuring Documents (other than by reason of their fraud, gross negligence or wilful default, which will not be the case if any Relying Person acts in accordance with the steps and instructions contemplated by the Restructuring Plan or in the Restructuring Documents) and it further declares that none of the Relying Persons have responsibility for the terms of the Restructuring Plan or the Restructuring Documents; and

(ii)   it will not take any action or commence or pursue any proceeding or claim against any Relying Person in respect of any claim it might have against any of them or in respect of any act or omission of any kind by any Relying Person in relation to the Restructuring Plan or the Restructuring Documents or the transactions contemplated thereby (other than by reason of their fraud, gross negligence or wilful default, which will not be the case if any Relying Person acts in accordance with the steps and instructions contemplated by the Restructuring Plan or in the Restructuring Documents), and it hereby expressly and unreservedly waives its rights to take such proceedings,

and, in each case, it acknowledges that each Relying Person may each rely on and enforce such authority, acknowledgement and waiver directly against it.

(m)   it acknowledges that none of the Restructuring Plan or the transactions contemplated by the Explanatory Statement shall be deemed to be investment advice or a recommendation as to a course of conduct by any of the Relying Persons, or any of their partners, officers, directors, employees, or agents, and that, in directing the execution and delivery of this Account Holder Letter, it has made an independent decision in consultation with its agents and professional advisers to the extent that it considers it necessary; and

(n)   it acknowledges that no information on which it may rely has been provided to it by any of the Relying Persons, with regard to the tax consequences arising from the receipt of the Bonds Exchange Entitlement or participation in the Restructuring Plan, and acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Restructuring Plan (including its receipt, if any, of its Bonds Exchange Entitlement) and agrees that it will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against any of the Relying Persons, or any other person, in respect of such taxes and payments, unless such person has expressly and separately acknowledged and accepted liability in respect thereof.

2.   The Bondholder hereby acknowledges and agrees that the confirmations, authorisations, acknowledgements and waivers made by it in paragraph 1 above are also given in favour of each relevant Relying Person who, in each case, shall be entitled to enforce and enjoy the benefit of any terms contained therein.

3.   The Bondholder and, if the Bondholder has appointed any Nominated Recipient, each Nominated Recipient, hereby irrevocably and unconditionally authorises and appoints the Plan Company as its true and lawful agent and attorney (acting by its Directors or other duly appointed representatives) to:

(a)   sign, enter into, execute and deliver (whether as a deed or otherwise) each Restructuring Document to which it will be a party for and on behalf of that Bondholder, such that each Bondholder will become a party to and be bound by those Restructuring Documents;

(b)   sign, enter into, execute and deliver all such deeds, documents, agreements, instruments, transfers, notices, confirmations, consents, orders, directions or instructions scheduled to, referred to in and/or contemplated by the Restructuring Implementation Deed, including all other Restructuring Documents, in each case which are required to be executed and/or delivered by or on its behalf;

(c)   take any such steps or actions as may be reasonably necessary or desirable to give effect to the terms of the Restructuring Plan, the Restructuring Implementation Deed and the other Restructuring Documents, including, without limitation, giving any instructions to the Holding Period Trustee to the extent required in order to give effect to the terms of the Restructuring Plan, the Restructuring Implementation Deed and those other Restructuring Documents;

(d)   agree on its behalf (and following consultation with the relevant Advisers) to any amendments to the Restructuring Implementation Deed and the other Restructuring Documents, provided that (i) those amendments are not inconsistent with the terms of the Lock-up Agreement or the Restructuring Implementation Deed and (ii) in each case, which the Attorney and (if applicable) the other person(s) to be party to the relevant Restructuring Documents may deem (acting reasonably and in good faith) necessary or desirable in order to:

(i)   ensure that the information and categories of information contained, or referred to, in the Allocation and Entitlement Table, any schedule, annex or similar, signature blocks, lists of parties and parties provisions, notice details legal entity names or registration numbers or blanks or placeholders in those Restructuring Documents reflect the relevant information and categories of information as at the applicable date (and the elections made in the Account Holder Letters delivered by Account Holders on behalf of the Bondholders);

(ii)   complete any blanks (including, without limitation, any dates, times, bank account details, notice provisions or legal entity name), lists of parties and/or signature blocks;

(iii)   correct any manifest error;

(iv)   ensure that those Restructuring Documents may be duly executed and delivered;

(v)   ensure that those Restructuring Documents are legal, valid, binding and enforceable upon the parties to them in accordance with the terms of this Restructuring Plan and their terms; and/or

(vi)   take into account any modification of, or addition to, this Restructuring Plan and/or any other Restructuring Documents approved or imposed by the Court

3.   The Bondholder hereby irrevocably and unconditionally authorises and instructs the Trustee to:

(a)   enter into, execute and deliver (whether as a deed or otherwise) the Restructuring Implementation Deed and the other Restructuring Documents to which they are a party;

(b)   provide the waivers and releases expressed to be given by or on behalf of the Trustee in the Trustee Release Letter and each other Restructuring Document;

(c)   take each step under the Restructuring Implementation Deed and other Restructuring Documents expressed to be taken by or on behalf of the Trustee; and

(d)   do or procure to be done all such acts and things as may be reasonably necessary or desirable for the purposes of giving effect to the Restructuring Plan and the Restructuring.

ANNEX B

SECURITIES LAW CONFIRMATIONS AND UNDERTAKINGS

1.   The Bondholder or, if the Bondholder has appointed a Nominated Recipient, the Nominated Recipient, confirms to the Plan Company that

      (a)   it will accept its Bonds Exchange Entitlement on the terms set out in the Restructuring Plan and it agrees to be irrevocably and unconditionally bound by the Restructuring Plan;

      (b)   it has obtained all necessary governmental and regulatory approvals, including but not limited to change of control approvals, to receive its Bonds Exchange Entitlement and such receipt would require any such approval;

2.   The Bondholder or, if the Bondholder has appointed a Nominated Recipient, the Nominated Recipient hereby acknowledges and undertakes that, if the Restructuring Plan is approved by Bondholders at the Plan Meeting it (or its Nominated Recipient, where applicable) will receive Exchange Shares as its Bonds Exchange Entitlement to the account as nominated in the Account Holder Letter.

3.   The Bondholder hereby acknowledges the Plan Company may in its sole and absolute discretion treat as invalid any election or purported election in respect of the Bonds Exchange Entitlement pursuant to this Account Holder Letter which appears to the Plan Company or the Information Agent to have been executed, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if they believe that the same may violate applicable legal or regulatory requirements or if the Account Holder Letter states that the address of a Bondholder or, if applicable, its Nominated Recipient, is located in an Excluded Territory (as defined below) or any other jurisdiction outside the UK in which it would be unlawful to deliver the Bonds Exchange Entitlement (or any part thereof), or if the Plan Company or the Information Agent believes that the same may violate applicable legal or regulatory requirements in each case subject to certain exemptions.

4.   The Bondholder and, if the Bondholder has appointed a Nominated Recipient, each of the Bondholder and the Nominated Recipient, further confirms to the Plan Company that:

      (a)   it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of receiving the Exchange Shares and Commission Shares, and is experienced in investing in capital markets and is able to bear the economic risk of exchanging its Bonds for Exchange Shares and Commission Shares in accordance with the Bonds Exchange, and has adequate means of providing for its current and contingent needs, has no need for liquidity with respect to its investment in its Exchange Shares and Commission Shares, and is able to sustain a complete loss of its investment in its Exchange Shares and Commission Shares;

      (b)   in making its decision to approve the Restructuring Plan and receive the Exchange Shares and Commission Shares, it has made its own investment decision regarding its Exchange Shares and Commission Shares (including, without limitation, the income tax consequences of purchasing, owning or disposing of its Exchange Shares and Commission Shares in light of its particular situation and tax residence(s) as well as any consequences arising under the laws of any taxing jurisdiction) based on its own knowledge (and information such person may have or which is publicly available, including by way of the Explanatory Statement) with respect to the Plan Company and the other members of the Group and the Exchange Shares and Commission Shares;

(c)   either (i) it is the beneficial owner of, and has full power to vote in respect of and to dispose of (free and clear of any and all encumbrances of whatsoever nature) (or is able to direct the legal and beneficial owner of) that principal amount of Bonds set forth in section 2 of Part 1 (*Holding Details*) of this Account Holder Letter; or (ii) it has been engaged to perform investment management services on behalf of the beneficial owner of, and has full power to vote in respect of and to dispose of (free and clear of any and all encumbrances of whatsoever nature) that principal amount of Bonds set forth in section 2 of Part 1 (*Holding Details*) of this Account Holder Letter;

(d)   it acknowledges that to the extent permitted by law, all representations, warranties and conditions, express or implied and whether statutory or otherwise (including, without limitation, pre-contractual representations but excluding any fraudulent representations), are expressly excluded in relation to the Exchange Shares and Commission Shares; and

(e)   it acknowledges that any rights and remedies of the Plan Company hereunder are in addition to any rights and remedies which would otherwise be available to any of them, and the exercise or partial exercise of one will not prevent the exercise of others.

5.   The Bondholder or, if the Bondholder has appointed a Nominated Recipient, the Nominated Recipient, confirms to the Plan Company that:

(a)   it does not have its registered address in, and is not resident or located in, Australia, Canada, Hong Kong, Japan, New Zealand, South Africa, Switzerland and any other jurisdiction where the delivery of the Explanatory Statement or an Account Holder Letter to a Bondholder or Nominated Recipient (as applicable) resident in, such jurisdiction would breach any applicable law or regulation (each an **Excluded Territory**);

(b)   it is not resident, domiciled or has a registered office in the UK, or if it or any entity, person or account for whom it is acting is resident domiciled or has a registered office in the UK:

(i)   it is a "qualified investor" within meaning of section 86(7) of FSMA; and

(ii)   it has not offered or sold or will not offer or sell any Exchange Shares or Commission Shares to any entity, person or account resident, domiciled or with a registered office in the UK in connection with the issue of the Exchange Shares or Commission Shares except to qualified investors within the meaning of section 86(7) of FSMA in circumstances where it is permitted to do so under FSMA;

(c)   it is not resident, domiciled or has a registered office in any Member State of the EEA, or if it or any entity, person or account for whom it is acting is resident, domiciled or has a registered office in a Member State of the EEA:

(i)   it is a "qualified investor" within the meaning of Article 2(e) of the Prospectus Regulation; and

(ii)   it has not offered or sold or will not offer or sell any Exchange Shares or Commission Shares to any entity, person or account resident, domiciled or with a registered office in any Member State of the EEA in connection with the issue of the Exchange Shares or Commission Shares except to qualified investors within the meaning of Article 2(e) of the Prospectus Regulation;

(d) if it is in the United States, it understands that the Exchange Shares and Commission Shares are "restricted securities" as defined in Rule 144(a)(3) under the US Securities Act to the same extent as the Bonds. In addition, it agrees that it will only transfer such Exchange Shares and/or Commission Shares if:

    (i) there is an effective registration statement under the US Securities Act and such transfer is registered pursuant to, exempt from or not subject to any other applicable securities laws covering such securities;

    (ii) the transfer is made to a person that the transferor, and any person acting on its behalf, reasonably believes is a "qualified institutional buyer" (**QIB**), as defined in Rule 144A, purchasing for its own account or for the account of one or more QIBs;

    (iii) the transfer is made in accordance with Rule 144 (**Rule 144**) under the US Securities Act, and the Plan Company receives evidence reasonably satisfactory to it that the provisions of Rule 144 have been complied with;

    (iv) the transfer is made in accordance with another exemption from registration under the US Securities Act and if requested, the Plan Company receives an opinion of counsel from the holder of these securities to such effect, reasonably satisfactory to it;

    (v) the transfer is made in an offshore transaction in accordance with Regulation S; or

    (vi) the transfer is made to the Plan Company, or one of its subsidiaries, in each case in accordance with any applicable securities laws of any State of the United States;

(e) if it is in the United States, it understands and acknowledges that the Plan Company and its respective agents shall not be obligated to recognise any resale or other transfer of the Exchange Shares or Commission Shares made other than in compliance with the restrictions set forth in paragraph 6(d) of this Annex B;

(f) if it is in the United States, it and any subsequent holder of Exchange Shares or Commission Shares will notify any person to whom it subsequently re-offers, resells, pledges, transfers or otherwise disposes of the Exchange Shares or Commission Shares of the foregoing restrictions on transfer set forth in paragraph 6(d) of this Annex B;

(g) if it is in the United States, it understands that the offer to it of Exchange Shares or Commission Shares has not been registered under the US Securities Act and that such offer is being made to it and a Nominated Recipient in reliance on an exemption from, or in transactions not subject to, the registration requirements of the US Securities Act. As a result, the Exchange Shares and Commission Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States;

(h)   it understands that any subsequent transfer of Exchange Shares or Commission Shares by it is subject to the restrictions and conditions set forth in the constitutional documents of the Plan Company and it agrees to be bound by, and not to resell, pledge or otherwise transfer any Exchange Shares or Commission Shares except in compliance with such restrictions;

(i)   it satisfies any and all standards for investors making an investment in the Exchange Shares or Commission Shares imposed by the jurisdiction of its residence or otherwise;

(j)   it is empowered, authorised, and qualified to receive Exchange Shares and Commission Shares;

(k)   it will comply with all laws that apply to it in any place in which it accepts, holds or sells any of its Exchange Shares and Commission Shares. Such person or Nominated Recipient has obtained all consents or approvals that it needs in order to receive its Exchange Shares and Commission Shares, and the Plan Company is not responsible for compliance with these legal requirements;

(l)   it has complied with all of its obligations in connection with money laundering and terrorist financing, including, without limitation under the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, the UK Criminal Justice Act 1993, the UK Money Laundering Regulations 2007 and it complies with the UK Bribery Act 2010; and it is not currently subject to any US sanctions administered by the Office of Foreign Assets Control of the US Treasury Department;

(m)   it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Exchange Shares and Commission Shares in, from or otherwise involving the United Kingdom;

(n)   it is entitled to receive its Exchange Shares and Commission Shares under the laws of all relevant jurisdictions which apply to it and it has fully observed such laws and obtained all such governmental and other guarantees and other consents which may be required thereunder and complied with all necessary formalities;

(o)   it acknowledges that the Exchange Shares and Commission Shares have not been and will not be registered under the securities legislation of any Excluded Territory and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within any Excluded Territory;

(p)   it authorises the Plan Company or any person authorised by them, as their agent, to do all things necessary to effect registration of any of the Exchange Shares and/or Commission Shares received by it into its name(s) and authorises any representative of the Plan Company to execute and/or complete any document required for that purpose; and

(q)   it has not and will not solicit offers for, or offer or sell, Exchange Shares or Commission Shares by any form of general solicitation or general advertising (as those terms are used in Regulation D under the US Securities Act) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the US Securities Act.

PART 5: EXECUTION OF ACCOUNT HOLDER LETTER BY ACCOUNT HOLDER

Full name of Account Holder
(as applicable)…………………………………………………………………………………………………

Account Number of Account Holder at Euroclear or
Clearstream…………………………………………………………………………………………………..

Authorised Employee of Account Holder…………………………………………………………..
(print name)

Telephone no. of Authorised Employee (with country code)…………………………………………

E-mail of Authorised Employee…………………………………………………………………………..

Authorised Employee Signature ………………………………………………………………………
(sign)

Date…………………………………………………………………………………………………….

Before returning this Account Holder Letter or any part of this Account Holder Letter, please make certain that you have provided all the information requested.

Original paper copies of signed Account Holder Letters and Securities Confirmation Forms should not be sent to the Information Agent. Account Holders are requested to submit pdf copies of the Account Holder Letters and the Securities Confirmation Form to the Information Agent either online via the Plan Website (https://deals.lucid-is.com/hurricane) or via email to hurricane@lucid-is.com.

Appendix E – Outcome Report

Restructuring Advisory

Project Florida II
Restructuring Plan Relevant Alternative Scenarios

12 May 2021





Important notice

This document is provided solely in connection with Project Florida II under the terms of our engagement letter dated 3 November 2020, as varied by our letter dated 18 March 2021 (see Appendix).

This document is provided on the basis that PwC accepts no liability (whether in contract, tort, including negligence, or otherwise) to the parties or any other person in respect of Project Florida II, other than our Client.

This document must not be made available or copied in whole or in part to any other person without PwC's express written consent.

This document contains information obtained or derived from a variety of sources, as indicated within the document. PwC has not sought to establish the reliability of those sources or verified the information so provided.

Accordingly, no representation or warranty of any kind (whether express or implied) is given by PwC to any person (except to our Client under the relevant terms of the Engagement Contract) as to the accuracy or completeness of the document.

Our work has been based on a review of the Company corporate model, "210505 - HUR Model vShared (Updated FWC)" and the group unaudited balance sheet as at 31 March 2021. Use of additional company information has been referenced where relevant.

The range of possible cash and recoveries to Creditors included in this paper represent illustrative recoveries only, in the context of the hypothetical scenarios we outline which reflect an uncontrolled liquidation and a controlled wind down.

We reserve the right to update our analyses as appropriate if the new additional data becomes available after the delivery of this document.

We have not performed an audit, market study, due diligence on Management's assumptions and model nor a review of the market as part of our work. Our work does not constitute an opinion or assurance.

COVID-19

It is not possible for us to assess with any certainty the implications of COVID-19 on Hurricane Energy Plc, either in terms of how long the current crisis may continue or in terms of its impact, potential or actual, on Hurricane Energy Plc's business. For example, Hurricane Energy Plc is likely to face significant operational issues where the authorities have implemented, or may implement, measures to contain and/or prevent the spread of COVID-19. In relation to the controlled wind down, we note that the potential variation between projected and actual results is likely to be materially greater than it might otherwise have been. We take no responsibility for the achievement of projected or predicted results or balances.



Hurricane Energy Plc

The Wharf,
Abbey Mill Business Park,
Lower Eashing,
Godalming,
GU7 2QN

For the attention of Richard Chaffe

Dear Sirs

We report on Hurricane Energy Plc ("the Company" or "Plc") in accordance with our agreement dated 3 November 2020, as varied by our letter dated 18 March 2021.

The Board is considering presenting a Restructuring Plan to court and certain creditors and has sought an update to our previous work on the potential hypothetical outcomes that may arise in a counterfactual situation. We have prepared this report based on two scenarios requested by Management. We understand that the Board will include this report as part of its wider consideration of an appropriate alternative scenario for the Restructuring Plan proposal, alongside input from its other advisers and its own views.

This document has been prepared based on a model provided by Management on 6 May 2021 and on scenarios discussed between Management and its advisers between then and 12 May 2021.

We draw your attention to important comments regarding the scope and process of our work, set out in the Appendix.

Save as described in the agreement or as expressly agreed by us in writing, we accept no liability (including for negligence) to anyone else or for any other purpose in connection with this analysis, and it may not be provided to anyone else except as set out on pages 48 and 49 and to your legal advisors (Dentons) and other financial advisors (Evercore) on a hold harmless basis.

Yours faithfully,

[signature]

PricewaterhouseCoopers LLP

Any reference in this report to Dentons' advice is to advice provided to the Company in accordance with Dentons' terms of engagement. The advice has been shared on the basis of common interest privilege, and privilege in the advice has not been waived.

Jason Higgs
Partner
jason.c.higgs@pwc.com
+44 7841 568922

Rob Turner
Partner
robert.m.turner@pwc.com
+44 7590 351990



Contents



At a glance

1

Management is proposing a Restructuring Plan to implement an extended wind down to the benefit of creditors.

1 The group faces significant challenges

Whilst production from fractured reservoirs is common globally, the group was the first operator to target and develop such reservoirs on the UK continental shelf.

The group drilled wells in six fields of which only Lancaster reached production. Following poor production data, 2P reserves in Lancaster were downgraded from 37m to 16m barrels in 2020 (and have since been downgraded further to 7.1m barrels in Apr-21). Contingent resources were also downgraded.

The group's financial position deteriorated in 2020 following a decision to cease production from the 7Z well as a result of increasing water cut, and crude price fluctuation.

$230m of bonds are due to mature in Jul-22. The bondholders have formed an ad-hoc group (representing 69% of bonds) and have entered into a lockup agreement with the group with a view to implementing a restructuring.

2 The Restructuring Plan

Management is proposing a Restructuring Plan ("RP") with the support of its advisers. The RP base case proposes amending the terms of the existing bonds whilst the group continues to trade with the aim of improving returns to certain creditors: this is an extended wind down case.

In support of the RP, Management has requested PwC's estimate of the outcome for creditors in two certain alternative scenarios. The two scenarios are presented as i) the "controlled wind down" and ii) the "uncontrolled liquidation". We understand that Management will present these alternative scenarios to the Court and to creditors to demonstrate that the extended wind down case represents an appropriate route forward.

This report presents the analysis of the two alternative scenarios that have been chosen by Management and does not comment on the merits of the extended wind down case or other options that Management has considered.

3 i) Management's controlled wind down scenario

The FPSO, the Lancaster production facility, is operated under a lease with Bluewater. The initial term of the lease expires on 4 Jun-22, with notice for extension due by 4 Jun-21. This provides the economic breakpoint around which Management has built the controlled wind down scenario, and a period of production which is expected to improve creditor returns whilst avoiding the costs of an earlier termination.

Accordingly, Management's plan foresees production ending in May-22 with decommissioning following immediately over 3-4 months, with remaining matters being finalised by Mar-23, at which point a liquidator would be appointed.

The plan benefits from avoiding a significant FPSO early termination fee of up to $22.0m and from using the current Management team for operations and decommissioning.

We have reviewed, challenged, and understood Management's commercial judgements, however, where scenarios rely on matters of a technical, geological or engineering nature, we have not sought to challenge assumptions as this is outside of our scope.

4 Risks to the controlled wind down scenario

Whilst we would not propose to amend Management's assumptions, there are a number of variables that are outside its control. In particular, we highlight the oil price, which is modelled based on a forward curve dated 5 May-21, and production, which is modelled as a steady slow decline. These and other core assumptions may vary significantly (positively or negatively), materially impacting the outcome for creditors.

There are several stakeholders whose input is important for the success of the controlled wind down:
- regulators;
- employees
- bondholders;
- Bluewater;
- Spirit Energy;
- shareholders; and
- the Directors.

We assume that these stakeholders would act in their own best interests.

The bondholder and other Plc unsecured creditor outcome is variable (based on factors including oil price) but is estimated to be greater in a controlled wind down (66.6c/$ v 33.9c/$).

5	Successful controlled wind down

A successful controlled wind down is intended by Management to result in fully decommissioned assets with the balance sheet assets being realised in an orderly fashion, trading and decommissioning liabilities being discharged or fully provided for whilst the Directors would be able to maintain close monitoring of the position. During this period interest on bonds is projected by Management to continue to be serviced. The final outcome would be a residual cash balance for the benefit of certain residual creditors, substantially the bondholders.

During this period the Directors may be able to take action to mitigate contingent claims such as employee consultation and to resolve issues such as realising value from unused inventory or clearing tax queries.

The Directors would then seek to appoint an insolvency practitioner who is not the official receiver (given the decommissioning liability would be cleared or covered) at lower cost and with the ability to achieve a quicker liquidation process in order to distribute funds.

6	ii) Uncontrolled liquidation

If creditors (most likely bondholders) seek to take enforcement action prior to wind down or do not agree with the wind down strategy, there may be significant funds in hand but the Directors would be unable to make a partial repayment to the bondholders at that stage given the uncertainty of the insolvency outcome.

To reduce the risk of enforcement action during the wind down process, the Directors may consult their legal advisers on whether or not some form of agreement with creditors and or bondholders is feasible.

The Directors would likely have to petition for the appointment of a liquidator which would probably be the official receiver ("OR") given the inherent uncertainty in quantifying the decommissioning liabilities and other unknowns. **The OR would then likely run a similar decommissioning process, but with additional costs, incremental challenges retaining essential skilled resource, and close regulatory scrutiny (as the Company would still require a licence).**

7	Creditor outcome

We have estimated the outcome for the creditors of the two key entities, Hurricane Energy Plc Limited ("Plc") and Hurricane GLA Limited ("GLA") under the two alternative scenarios based on Management's projections. These entities are key as GLA is the main trading entity and Plc has the economic interest in GLA by virtue of its large intercompany balance.

In an uncontrolled liquidation, the recovery for creditors is estimated to be 4.2c/$ in GLA and 33.9c/$ in Plc. In a controlled wind down, the recovery is estimated to increase to 23.6c/$ in GLA and 66.6c/$ in Plc, mainly due to the increased cash from trading. In addition, the bondholders are forecast to receive 9.4c/$ interest in the controlled wind down (post amount paid Apr-21).

As noted above there are significant variables that could impact the outcome for creditors. In our high and low sensitised cases of the controlled wind down scenario, the recovery for Plc creditors could be between 79.5c/$ and 36.9c/$, which is still more than the uncontrolled liquidation. **Neither scenario realises value for shareholders.**

Estimated outcome analysis*	Illustrated High (page 34)		Forward Curve (pages 36, 37)		Illustrated Low (page 34)	
$	Plc	GLA	Plc	GLA	Plc	GLA
Uncontrolled liquidation						
Recovery (excluding interest) - cents in the dollar	n/a	n/a	33.9	4.2	n/a	n/a
Interest recovery to bondholders - cents in the dollar	n/a	n/a	-	-	n/a	n/a
Controlled wind down						
Recovery (excluding interest) - cents in the dollar	79.5	28.7	66.6	23.6	36.9	12.0
Interest recovery to bondholders - cents in the dollar	9.4	-	9.4	-	9.4	-

*The outcomes have not been discounted e.g. for time value of money.
Note: high/low cases have not been presented for the uncontrolled liquidation because the outcome is less dependent on variables such as oil price, production levels.

If the controlled wind down is not completed, Management may, in due course, implement a later uncontrolled liquidation, the outcome of which could be between an immediate liquidation and a controlled wind down.

8	Risks

Whilst the outcome from a controlled wind down is estimated to be greater than an uncontrolled liquidation, it carries some risk in terms of the likelihood of it being successfully achieved and in terms of the Directors' position.

The key risks to the outcome are highlighted on the previous pages and the Board is taking independent legal advice in respect of its own position.

Notwithstanding the apparent benefit of the controlled wind down to the outcome for creditors and the proposed completion of decommissioning works, there is a potential risk that the regulator uses its powers to take action against PLC or GLA prior to the completion of the controlled wind down. This poses the risk of a complete loss of the license and therefore economic value to the creditors.

9	Possible response by Directors if risks crystalise

In the event that either: the risk from trading and decommissioning increases such that it is no longer likely to deliver a better result for creditors; or if the Directors reach the conclusion that continuing to implement the controlled wind down exposes them to significant personal risk, the option would remain to revert to the uncontrolled liquidation i.e. by the Directors appointing the OR on the basis that such an appointment could be less disruptive and could result in a better outcome for creditors than if a third party took action.

Whilst this may not achieve the full estimated controlled wind down recovery quantum, any additional funds generated from trading up to that point would likely be available to benefit creditors, and plans towards ultimate decommissioning would likely have been progressed, and therefore it is likely that an uncontrolled liquidation at a future date would have a better outcome than an immediate uncontrolled liquidation.



Introduction

2

Introduction

The purpose of this report is to assess the outcome of two liquidation scenarios, illustrating the impact of these scenarios on recoveries to the group's creditors ("Restructuring Plan Creditors") which primarily comprise the Jul-22 Unsecured Bondholders, other trading creditors and shareholders

In support of the group's proposed Restructuring Plan we have been engaged to evaluate and illustrate the impact on recoveries to the Restructuring Plan Creditors in the event of two scenarios:
1) an uncontrolled liquidation or
2) a controlled wind down.

This report gives an overview of the key considerations, assumptions and risks attributable to both scenarios as well as concluding on the expected recoveries to creditors under each.

The two alternative scenarios (and the extended wind down case presented in the Restructuring Plan) project that production and trading will cease, and there will not be a residual going concern entity. However, the different scenarios result in different outcomes for the body of creditors, with Management projecting increasing group net cash balances from the continuation of trade.



Scope

We have identified the key operating entities within the group which contain the material assets, interests and related liabilities; Plc and GLA

Work performed

We have performed an illustrative desktop recoveries analysis on the key operating entities as well as a wider balance sheet review of these entities

Information

We have relied on financial information included in Management's financial model as well as Management's unaudited balance sheet information dated 31 Mar-21

Scenarios

We have produced illustrative outcome statements for creditors of all key operating entities under two scenarios: 1) an uncontrolled liquidation and 2) a controlled wind down

The alternative scenarios

The two scenarios are an uncontrolled liquidation or a controlled wind down of the group

| 1st choice | Restructuring *(extended wind down)* | This plan is being proposed by Management and its advisors. We note that although the current Business Plan is cash generative, Management does not expect that Plc will be in a position to redeem the bonds of $230m when they mature in Jul-22. |

| 2nd choice | Alternative scenarios |

Scenario 1 - uncontrolled liquidation

Group enters liquidation and the OR is appointed - all trading ceases

Present

Liquidation

The OR is appointed and liquidates the key operating entities immediately in order to recover as much cash as possible, maximising creditor returns

OR-led decommissioning

Decommissioning of GLA would fall to the OR which would be a longer and more costly process due to the OR's lack of sector expertise and the requirement to appoint third party specialists or retain the existing Management team at additional cost

Scenario 2 - controlled wind down

Business operates as usual up until the Bluewater contract expires on 4 Jun-22, at which point Management winds down the remaining operations and then appoints a liquidator.

Present

Wind down the business

Production at GLA continues until May-22, shorty after which the Bluewater contract expires with no additional costs and operations begin to wind down

Management-led decommissioning

Decommissioning of GLA begins in Jul-22 and is implemented by current Management team

Liquidation

A liquidator is appointed to Plc and GLA from Apr-23 to wind down the entities

Notes: 1) Timelines are illustrative, they do not show which option will lead to faster completion of liquidation

Scenario summary

The scenarios presented in this report reflect the situation whereby a restructuring process cannot be implemented and the group is seeking alternative routes to maximise returns to its stakeholders whilst remaining mindful of its regulatory obligations with respect to its future decommissioning liabilities. We have calculated the illustrative impact on Creditors in two scenarios

Scenario 1 - uncontrolled liquidation

- The impact of this process has been **calculated on the basis that this is an accelerated and uncontrolled liquidation** with cessation of trade in Mar-21. Mar-21 has been used as the outcome statement relies on actual management account balances and Mar-21 was the latest available set of Management results as the time of writing this report.
- **In this scenario we assume simultaneous liquidations** of Plc and GLA, resulting in the OGA terminating operating licences, as well as forfeiture of all rights under the Joint Operating Agreements.
- **The Directors of the Company would appoint the OR** as liquidator. The OR would then assume all executive authorities and would immediately freeze bank accounts, make all staff redundant apart from those essential to service the decommissioning and wind down, realise the stock and debtor assets, seek to complete any outstanding decommissioning, adjudicate creditor claims and make distributions, before dissolving the companies.
- **There are a number of contingent liabilities** that we would expect to crystallise and dilute creditor recoveries in this scenario:
  - **The termination fee due to Bluewater** under the current FPSO contract would become payable (see notes in the Estimated Outcome Statements on page 37).
  - **Termination of supplier contracts** - potential costs could arise for expenses incurred by or on behalf of the group prior to provision of the termination notice.
- **If liquidation occurred before Oct-21** (being the date Management forecasts the completed decommissioning of the Lincoln site), the OGA may require Spirit Energy (50% JV share on Lincoln) to perform the decommissioning of the Lincoln site. Spirit Energy would then have an unsecured claim into Plc for the Company's share of the $12.9m gross decommissioning costs (Plc share being $6.5m).

Scenario 2 - controlled wind down

- The impact of this process has been **calculated on the basis that the group continues to produce oil until May-22**, during which time it is forecast to be cash generative, before ceasing all operations, exiting the FPSO contract at the contractual break point (for no additional fee) and winding down the remaining operations in a controlled manner.
- **This assumes that the Company maintains control** of the business to Mar-23, e.g. it completes the:
  - final production and doesn't extend the Bluewater lease;
  - staff redundancy process, including making retention bonus payments to keep essential staff required for the decommissioning and wind down;
  - decommissioning of GLA June to Sep-22; and
  - final collection of debts and payment of trade and other payables.
- **At which point it would then appoint a liquidator**, who would assume all executive authorities, adjudicate claims and make the final distributions.
- **This assumes that the Bondholders** grant an extension to the bond maturity until Mar-23 or provide a waiver for the Jul-22 maturity repayment i.e. do not enforce in Jul-22 and allow Management to complete the controlled wind down.
- **The decommissioning process could potentially be longer** than currently forecast in both the controlled wind down and uncontrolled liquidation. This would result in an extended period of general and administrative costs which will further diminish returns to creditors. The duration of any such extended period is inherently uncertain and so has not been modelled.

For both scenarios, the tax affairs of the group are outside the scope of our work and we have assumed that the tax positions for the key entities do not create significant additional issues and could be finalised within the time allowed.
*BEIS may seek to appoint the OR in the event it believes the Company is insolvent and its licence is forfeited. However we believe it is likely the Directors would appoint the OR prior to this on the basis that such an appointment could be less disruptive and could result in a better outcome for creditors.

Illustrative dividend timeline

The diagram below illustrates how an earlier but uncontrolled liquidation may result in a later dividend payment to creditors due the extended decommissioning period under the OR





Asset overview

3

Group structure

In order to assess the viability of the two alternative insolvency scenarios, we have reviewed and presented estimated outcome statements for the following entities:

1 Hurricane Energy Plc

2 Hurricane GLA Limited

We have identified these as the Key Operating Entities which contain, in aggregate, materially all of the group's assets and liabilities. We have presented an overview of these assets and liabilities on the following pages as they drive the estimated outcome statement recoveries presented on page 36 and 37.

Decommissioning funding	Entity	Est. liability ($m) - Dec-20
Lancaster EPS	Hurricane GLA Ltd	$39.6m
Lancaster 4Z	Hurricane GLA Ltd	$1.5m
Lincoln 14	Hurricane GWA Ltd - assume GLA & Spirit Energy will fund the liability unless GLA is liquidated	$6.5m ($12.9m total, GWA liable for 50% under JV)
Whirlwind well	Hurricane (Whirlwind) Ltd - assume Plc will fund the liability	$0.4m



Assets - licences

Overview of licences	
P1368 - Lancaster and Lincoln	• Lancaster sub-area owned by GLA, Lincoln sub-area owned in part by GWA (50%) and Spirit Energy (50%); term ends 21 Dec-24 • Lancaster has one well currently producing, and another well suspended due to water cut • Lincoln is not currently producing, but has one suspended well that the OGA requires to be plugged and abandoned by Oct-21 • Lincoln field development plan (FDP) is due in Sep-24 • Sub-areas Lancaster and Lincoln must progress between field development phases at the same time as they are under one licence: Lincoln must be ready to move to the production phase before Lancaster can do so
P2294 - Warwick	• Owned by GWA, term expiring 31 Aug-23 • No current or planned production - both wells have been fully plugged & abandoned • No further decommissioning liabilities unless there is further activity, per Management
P2308 - Halifax	• Owned by GLA, term expiring 13 Nov-24 • No current or planned production - well has been fully plugged and abandoned • No further decommissioning liabilities unless there is further activity, per Management • 2021 CPR attributes no reserves to Halifax, capitalised expenditure thus all impaired at 31 Dec-20

Issues to be considered

Plc is the operator of three licences - of which licence P1368 is the primary focus as the only licence in which Hurricane is currently producing, through the Lancaster EPS.

The key considerations regarding Hurricane's licences are:

(1) Risk of delays in the progression of the Lincoln sub-area

Progression into the production phase for Lincoln relies on the submission of the FDP by 22 Sep-24. This is subject to the approval of the OGA. If the Lincoln FDP is not approved by this date, the Lancaster EPS will only be able to move into the next phase of extended production (assuming that Lancaster is still producing) if Lincoln is relinquished.

However, if the OGA considers sufficient progress has been made on Lincoln's development (even without an approved FDP) it may grant dispensation to extend the term of the current phase of the licence or move into the production phase early.

(2) Risk of licences being revoked by the OGA, on the basis of insolvency

The OGA has the right to revoke a licence if an operator becomes insolvent. Most relevantly, per Dentons, this considers insolvency contexts in which the operator is "unable to pay its debts as they fall due", where this includes debts that fall due "in the reasonably near future, which depends on context".

The OGA's actions will therefore play a pivotal role in any process for Hurricane. Typically, the OGA tends to prefer to avoid revoking licences, as doing so entails an additional tender process. Note that there may be partial revocation of the licences shared with Spirit Energy.

In case of insolvency, funds for much of Hurricane's decommissioning obligations are already held in trust and any additional sums may rank as an expense of an insolvency.

Assets - Tangible as at 31 Mar-21

Tangible asset	Description	Hurricane Energy Plc ($m)	Hurricane Energy GLA Ltd ($m)
Cash and cash equivalents	Cash is the largest tangible asset on the balance sheet and comprises total cash in bank of $179.5m (gross of $12.3m working capital adjustment) of which $63.5m is restricted, leaving $116.0m unrestricted cash. The Directors ensure that surplus cash is retained in the GLA bank account rather than being swept into Plc, to ensure that no particular creditor is being preferred.	64.6	51.4
Restricted cash	The restricted element of cash relates to: 1. $22.0m for the Bluewater FPSO termination fee ($18.7m in escrow, $3.3m held in reserve but not in a separate escrow account, and has been treated as restricted cash); 2. $25.8m in escrow for the decommissioning liability ($23.5m for Lancaster which is held by Law Debenture Trust and $2.3m for Lancaster 4Z); and 3. Additional Lancaster liability of $15.7m which represents the liability gross of tax which is not in escrow but in the uncontrolled liquidation, it is treated as a restricted cash balance. *Note that the amount lodged with Law Debenture Trust has now been placed in a 6 month investment deposit.*	-	63.5
FPSO Lease	The FPSO lease is discussed on page 19 and is held on the balance sheet under IFRS 16.	-	19.6
Trade and other receivables	Most of the balance in Plc (c.75%) relates to JV invoices/accrued amounts due from Spirit Energy (50% GWA JV partner).These balances are adjusted for as part of the WC adjustment (per slide 41). The balance in GLA relates to prepayments (insurance invoices) and debtors comprising true-up payments due from BP following actualisation of final pricing of cargoes.	13.5	1.0
Inventory	The inventory comprises of $7.9m crude inventory in GLA and $7.3m in Plc of spare parts, supplies for drilling and a trivial amount of fuel/chemical inventory.	7.3	7.9
Deferred tax assets	An accounting tax balance which per Management, is expected to be written off as at 31 Dec-21	0.1	-
Leased property	Plc leases 2 properties and is held on the balance sheet under IFRS 16: An office in Aberdeen, sub-leased from Petrofac (the 3rd party well manager). Two floors leased for the operations team, but located in two seperate buildings in Surrey (where the HQ is also located).	2.0	-
Property, plant and equipment	The property, plant and equipment on the balance sheet relates to office fixtures and fittings and equipment.	0.1	0.2
	Source: Mar-21 balance sheets - note the above table excludes investments, intercompany balances, intangible assets (licences) and capitalised oil & gas assets, and a number of other insignificant lines (combined value < $180k).	**87.6**	**143.6**



Liability overview

4

Liabilities - FPSO

Lease overview	
Contract length	10 years inclusive of options to extend at three years (Jun-22) and six years (Jun-25)
Day rate	• $25k/day until 4 Jun-21 • $75k/day from 5 Jun-21 onwards
Incentive tariff	Charged on the net sales price per barrel of oil; • 9% until 4 Jun-21 • 8% from 5 Jun-21 onwards
POSA day rate and management fee	Operating costs and profit element charged based on agreed contract prices covering; • Staff salaries • Food • Vessel maintenance • Insurance
Shortfall charges	If production falls below 6,000 barrels a day for six consecutive months, the group is charged the incentive tariff on the basis of 6,000 barrels at $50/barrel (note: forecast production never drops below 8,700 barrels a day). If production falls below 6,000 barrels per day for reasons solely attributable to the performance of the reservoir(s) at the Greater Lancaster Area, GLA has the right to terminate the Charter, unless GLA agrees to pay the shortfall charge.
Termination fee	Two break points. Exiting the lease outside of either break point incurs a fee. Maximum charge of $56m reducing on a linear basis over the remaining term of the options period. Total fee at the end of Mar-21: $22.0m

Lease overview

In order to retrieve and transport the crude oil produced by the wells in the Greater Lancaster Area, GLA leases a floating production storage and offloading (FPSO) vessel from Bluewater, an FPSO vessel operator.

Under the contract, GLA pays a pre-agreed day rate to lease the vessel, an incentive tariff and a production and operating service agreement ("POSA") day rate and management fee.

The current day rate is $25k per day, equating to an average monthly cost of $0.8m between Apr-20 and Mar-21.

Under the current lease agreement, the day rate increases on 5 Jun-21 by $50k/day to $75k/day, resulting in an additional c.$1.5m of monthly opex from that point. It should be noted that the incentive fee also decreases one percentage point at the same date which will result in c.$0.1m saving per month.

The incentive tariff is based on a pre-agreed percentage of the net sales amount, and between Apr-20 and Mar-21 this equated to 9%, $16.6m in total, or an average of $1.4m per month.

The POSA day rate and management fee covers the operational costs (and profit element due to the operator) of running the vessel e.g. staff salaries, food and maintenance. The POSA day rate and management fee equated to $0.3m a month over the same period.

If the group wishes to activate the lease extension option (at Jun-22, Jun-25), it must do so with one year's notice to Bluewater, therefore, if the vessel is -

-required from Jun-22 onwards the group will need to commit to a lease extension no later than 4 Jun-21. Consideration must be given to the contractual cost increase of the lease from Jun-21 onwards.

Termination escrow overview

GLA is required to keep cash in an escrow and in reserve in order to meet a potential early termination fee should it choose to exit the lease outside of the break dates. The requirement effectively restricts the cash from group operations. The fee is based on a maximum amount of $56m decreasing on a linear basis over the duration of the lease. The termination fee begins on the date of entering into the lease and then reduces each month on a straight line basis.

At Mar-21 the termination fee is $22m, of which $18.7m is held in an escrow account and $3.3m is held in reserve (but not in a separate escrow account).

As the lease term progresses, the fee reduces and cash can be released from the reserve account. The funds remain in escrow until the Company elects not to exercise its option to extend its charter period or at the expiry of the charter period.

We understand that the cash held in the reserve account is not restricted and it would be available to any liquidator on insolvency. The monies held in escrow may be subject to a claim by a liquidator on insolvency.

Liabilities - Bonds

Bond overview	
Quantum	$230m
Conversion price	Conversion price of $0.52 per share
Coupon	7.5% paid quarterly on; 24 Jan, 24 Apr, 24 Jul and 24 Oct
Maturity	24 Jul-22
Issuing entity	Hurricane Energy Plc
Security	First fixed charge over the Issuer bank account (different to entity bank accounts)
Covenants	None
Events of default	- Interest owed under the bond's coupon is not met for 14 consecutive days of the contractual payment date; or - The final redemption cannot be met
Change of control clause	The issuing entity must inform bondholders within 14 days of a change of control at which point bondholders may request redemption at par
Purchase	The group has the right to purchase an unlimited quantum of the bonds on the open market

Bond overview

In 2017, Plc issued a $230m convertible bond from the Plc entity in order to fund its exploration of the Greater Lancaster Area, west of Shetland following the receipt of a licence from the OGA to drill at the site.

The bonds mature on 24 Jul-22 and attract an annual coupon of 7.5%, with the group having met all quarterly payments up to and including the amount due in Apr-21.

Upon issuance of the bonds, the group was required to prepay eight quarters worth of interest into an Issuer Bank Account over which the bondholders were granted a fixed charge. The final interest payment from this account was made in Jul-19 and as such the account contains no funds. The bondholders hold no other security and so are classed as unsecured, ranking pari passu with all other unsecured creditors.

The terms and conditions of the bonds contain a restriction on incurring indebtedness, as well as a negative pledge, but there are no financial covenants included apart from an event of default clause. This clause states that if the group is unable to meet its interest payment obligations under the contract for 14 consecutive days then the bonds become immediately repayable in full.

In the event that there is a change of control of the group, or the group delisted from the AIM stock market, bondholders have the right to request redemption of the bonds' principal amount 14 days after either event. The redemption would also include any accrued but unpaid interest.

Bondholders have the right to convert their bonds at any date up until 14 Jul-22, subject to compliance with the bond trust deed, for a conversion price of $0.52.

Key considerations

Based on the multiple operating scenarios produced by the group it does not appear that the bond redemption at par can be met in Jul-22 and as such a deal will need to be reached in conjunction with them if the group is to continue operating for any extended period of time.

The bondholders will use the forecast recoveries within this report as a delta to any potential deal proposed by Management and therefore, any deal will need to show an improved return in order to elicit their support.

The bondholders represent 98.4% of Plc's unsecured creditors and so would be the main beneficiary of the realisations in any Plc insolvency scenario. No current operating scenario proposed by Management can meet the bondholders redemption due in Jul-22.

The bonds do not have a direct creditor claim into GLA (the key operating entity of the group) but indirectly via an intercompany loan from Hurricane Energy Plc which represents 97.8% of GLA's unsecured creditors.

Liabilities - Decommissioning provision

Decommissioning liability	Overview	Liability estimate (Latest Dec-20*)	Considerations

Lancaster EPS	• Total liability per the latest estimate in Dec-20 was $39.6m (£30.5m) which is made up of;
	  – Wells: $18.5m - plug and abandon (P&A) the producing Lancaster well, other wells already undergone P&A
	  – SURF: $14.7m - removal of subsea umbilicals, risers and flowlines
	  – FPSO: $4.5m - disconnection and removal of the FPSO, which is Bluewater's responsibility once 500m from the site
	  – Other: $1.9m
	• Per OPRED requirements, cash equal to the agreed estimate liability is held in trust, net of tax, to meet the future decommissioning costs
	• At the last estimate date, Plc has placed £16.8m ($23.0m) in trust against this liability, being net of assumed 40% tax on the previously agreed total liability of £30.5m ($39.6m)
	  – In Jul-20, OPRED requested GLA deposit the remaining £11.2m ($15.7m) liability amount in trust i.e. on a pre-tax basis.
		Total: $39.6m	• The cash held in trust against this liability is subject to the Petroleum Act 1998 which disapplies the Insolvency Act 1986 in any wind down and so is treated as restricted in all recovery analysis
			• GLA currently post the liability in trust net of a 40% tax rate. OPRED has requested this balance be posted gross of tax ($15.7m) In the event that GLA conclude on implementing a contingency plan to wind down there is a high probability that OPRED will ask for monies in trust to be increased to 150% of the liability to ensure costs are covered. The group has sufficient cash for these liabilities but OPRED may seek the funding from whoever has sufficient funds

Lancaster 4Z Well	• Latest estimate of the liability in Dec-20 is $1.5m (£1.1m) versus $2.3m (£1.7m) held in trust	Total: $1.5m	• Potential excess funds to be released to GLA based on latest estimate
Lincoln 14	• Latest estimate of the liability in Dec-20 is $13.0m (£10.0m) • This cost will be split 50/50 with Spirit Energy as it relates to the South Lincoln licence which is held in the GWA joint venture • GWA has no cash in trust to cover this amount and is required by the OGA to complete the clean up by Oct-21	Total: $6.5m	• The OGA may exert power elsewhere in the group e.g. GLA to push Directors into reserving additional cash
Whirlwind well	• Hurricane Whirlwind Ltd's well was decommissioned earlier in FY20 but there is a small amount of clean up required at the site	Total: $0.4m	• The OGA may exert power elsewhere in the group e.g. Hurricane (Whirlwind) Limited to push Directors into reserving additional cash

Decommissioning estimates are formally revised every 6 months. The latest estimates performed were at Dec-20.

Liabilities - Others

Liability	Description	Liability quantum (31 Mar-21)	Considerations

Property leases	• Plc holds two leases which cover three sites;
	  – Head office, two floors held under two leases in Eashing, Surrey
	    • Lease term of ten years until 24 Mar-29 with no early termination clause
	    • Two separate annual rental amounts;
	      – The Wharf: £164.0k
	      – The Mill: £92.3k
	  – Two floors for operational functions held under a single lease in Aberdeen
	    • Leased term of eight years (Dec-26) with an early break clause at 11 Nov-23.
	    • Annual rent of £113.6k
		Total: $2.7m
		• Current: $0.4m
		• Non-current: $2.3m
		  ○ This element would likely be submitted as an unsecured claim in the event of a controlled wind down
			• The office in Aberdeen is leased from Petrofac who are the group's third party well management contractor and so any potential compromise of the lease liability could impact negotiations around ongoing operations
			• In an insolvency scenario, given the long lease terms, Plc faces a potential future lease claim of c.$2m which would equate to materially all of the non-current element of the lease
			• External property advice could be sought to explore potential sub-lease arrangements, particularly given the location of the Eashing properties, which could reduce any landlord claim

Trade and other payables	• This balance is predominantly related to the group's suppliers who provide them with all ancillary drilling services such as; transport of staff to and from the sites, provision of support vessels and operation of the wells
	• As at Mar-21 the balance of trade and other payables was split
	  – Trade payables: $0.2m
	  – Other payables: $17.5m
	• Included in other payables are $5.8m corporate accruals and $0.5m other creditors in Plc, $6.7m Opex and $4.5m Capex accruals in GLA
		Total: $17.7m
		• Current: $17.7m
			• The suppliers are key to the group's continuing operation and so agreements will need to be reached in order to continue to meet forecast production
			• Continued payment to terms will be necessary to ensure uninterrupted supply of services - the group's current creditors are all aged under 45 days

Liabilities - Contingent liabilities

Liability	Description	Liability quantum (31 Mar-21)	Considerations
FPSO lease termination fee	• As covered in page 19 the FPSO lease contract has an early termination clause included which activates if GLA terminates the contract outside of pre-defined periods. • At 31 Mar-21 this liability stood at $22.0m	$22.0m	• The first three year period of the lease ends on 4 Jun-22 and if Management intends to extend the lease into the second period they will need to formally do so by 4 Jun-21 • Any decision on a stop date for production will need to include any financial implications from cessation of the lease
Supplier contracts	• The group has eight supplier contracts that are deemed material (greater than $2m in value) which covers the operation of their wells, transport of staff to wells, treatment/offtake of by products and provision of support vessels • Contracts are generally based on generic 'LOGIC' T&C's, where a contract can be terminated by Management with no termination penalty, the only potential cost to the group would be for expenses incurred by a contractor on behalf of the group prior to provision of the termination notice.	N/A	• Early consultation with suppliers will provide them the best opportunity to find replacement business and the group an opportunity to reduce any additional costs for cancellation of services • Directors must ensure that if any contingency plan is put in motion creditor balances are not built up without intention to satisfy the costs as such actions may have Director duties implications
Employees	• Any wind down scenario will give rise to statutory and contractual employee costs such as holiday and redundancy pay • This will require a 30 day consultation period with employees prior to the launch of a redundancy process • Key staff would need to be retained in order to achieve an orderly controlled wind down of the group would would require additional retention amounts to be paid	$1.3m*	• Consultation period will need to be factored in to the controlled wind down scenario and timeline • Key personnel need to be identified early in the process to ensure the right people are retained through any wind down process

note this does not include Management's forecast retention bonuses



Commercial

5

Approach of the Commercial section

The controlled wind down scenario is forecast to generate additional material funds from continued operations, which is one of the primary drivers of higher recoveries in the controlled wind down compared with the uncontrolled liquidation. However, there are (potentially material) risks associated with ongoing operations and future cash flow generation. Therefore in this section, we assess potential sensitivities to this free cash from operations in the controlled wind down case. Our analysis suggests that across a range of scenarios the business will be cash generative during the production period to May-22, short of a well failure or dramatic collapse in Brent price.

1   Management's forecasts in controlled wind down

Show Management's forecasts for production rate and free cash from operations in the controlled wind down scenario

2   Sensitivities to free cash from operations in Management's controlled wind down case

Outline sensitivities to Management's controlled wind down case and assess the effects on free cash from operations

3a   Brent price

Present different Brent price forecasts and explore the effects of these different prices on free cash from operations

3b   Production rate

Assess the reasonableness of Management's forecasts relative to third-party ERCE forecasting

4   PwC high and low cases compared to Management's forecasts

Use a combination of sensitivities to create PwC high and low cases

The controlled wind down case - key operational assumptions

There are three key assumptions underpinning Management's free cash from operations forecast: Brent price, production rate and the assumption that production will cease in May-22 when the Bluewater contract ends

Assumption 1
Cessation of production and commencement of decomm in May-22 at the end of the Bluewater contract

Assumption 2
5 May Forward Curve used as input for Brent price; production is sold on a formula at a slight discount to Brent

Nominal Brent price in the controlled wind down scenario
US$/bbl, Jan-20 to Jan-23


Forecast
70
60
50
40
30
20
10
0
Jan-20 Mar-20 May-20 Jul-20 Sep-20 Nov-20 Jan-21 Mar-21 May-21 Jul-21 Sep-21 Nov-21 Jan-22 Mar-22 May-22 Jul-22 Sep-22 Nov-22 Jan-23
The forward curve Management has used gives the price of Brent peaking at c.$69.4/bbl in Mar-21 before gradually declining to c.$61.7/bbl in May-22. The position is not hedged.

Assumption 3
Production is based on Management's production simulation modelling, assuming 90% uptime; production rate assumed to gradually decline as well pressure falls

Production rate in the controlled wind down scenario
bpd, Jan-20 to Jan-23


20,000
15,000
10,000
5,000
0
Jan-20 Mar-20 May-20 Jul-20 Sep-20 Nov-20 Jan-21 Mar-21 May-21 Jul-21 Sep-21 Nov-21 Jan-22 Mar-22 May-22 Jul-22 Sep-22 Nov-22 Jan-23
This production scenario is contingent on OGA approval to produce below bubble point. The OGA has stated that they are likely to approve this request as long as Management can produce within the flaring consent. To formalise this, Management's next step is to submit the field development plan addendum.
In Mar-21, pressure variability was observed in the P6 well while utilising the lower ESP, with subsequent investigations suggesting a potential partial obstruction to fluid flow above the lower ESP. Production was restored to prior rates after a well intervention which switched over to utilising the upper ESP in the well. Investigations are still ongoing into the cause of this issue. Should the upper ESP in the P6 well fail in the future, there is a risk that the lower ESP cannot be restored to full function, in which case the Company might need to flow the well at lower rates.

Source: Management Information

Unrestricted cash in the controlled wind down scenario

The controlled wind down scenario forecasts cash generation of $89.3m to the end of the FPSO licence. Plc could continue to make bond interest and other trading payments throughout the period to the end of the controlled wind down in May-23, if such an agreement was reached with the bondholders. During the decommissioning and wind down period the cash balance reduces significantly to $154.0m in May-23.



Controlled wind down case - unrestricted cash balance over time ($m)

Cessation of production May-22

$230m bond maturity Jul-22

Production

Decommissioning

Management believe that four months is a reasonable estimate for a relatively small decommissioning process, but we note the risk of unexpected delays which could push the process into the following year, as certain decommissioning activities may not be able to be undertaken during the winter months

Wind down

Source: Management Information

Wind down activities
- Clear supplier payments and collect receivables
- Sell residual crude and other inventory
- Notify suppliers of contract termination in May-22
- Confirm decommissioning liabilities satisfied

- Return licences with a month notice following the completion of the decommissioning process
- Crystalise contingent claims
- Final tax returns
- Employee consultation
- Once the above are complete, hand business over to a liquidator to perform adjudication of final claims and make distributions.

Cash available to a liquidator in Mar-21 versus Mar-23

Liquidation at Mar-23 shows an increase of $43.1m in unrestricted cash relative to Mar-21 due to cash generation from operations to the end of the production period in May-22. This scenario could facilitate continued debt service via $25.9m of coupon payments whilst reducing forecast creditor claims and liquidation expenses as analysed later in the report.



$18.7m held in escrow against the early termination fee

$22.7m wind down costs consist of;
- $17.8m costs to facilitate the decommissioning work and continued operation of the group
- $5.3m GLA decommissioning increase
- Less $0.4m in staff cost savings

Cumulative coupon payments of $25.9m contribute to interest recovery of 11.3c in the $ in the controlled wind down scenario (The recovery reduces to 9.4c in the $ after the Apr-21 coupon payment)

Release of both the amounts in escrow ($18.7m) and reserve ($3.3m)

$15.7m required to fund decommissioning not previously held in trust as amount was post-tax relief (40%)

Cash from operation sensitivities discussed on next page

Source: Management Information

*in the uncontrolled liquidation, it is assumed that the Lincoln decommissioning liability of $6.5m (50% of total liability under JV with Spirit Energy) will be settled.
**Forecast assumes GBP:USD FX rate of 1.4 whereas Group cash at Mar-21 is at actual FX rates

Unrestricted cash commercial sensitivities

Variation in Brent price and production rate introduces significant variability in the post-wind down available cash

Net impact on unrestricted cash, controlled wind down case, Apr-21 to Mar-23[1]
$m



Cash from operations is calculated as sales revenue less opex (FPSO costs and overheads) and capex. Total cash from ops in Management's controlled wind down scenario is $89.3m from Apr-21 to Mar-23, based on:

- Brent price estimate follows forward curve
- Average production rate of 9,316 bpd between Apr-21 and May-22
- Opex (FPSO costs and overheads excl. wind-down costs) of $163.3m
- Total non-decomm capex of $7.2m
- There is an additional $54.6m capex on decommissioning of GLA and GWA, though this is not included in cash from operations

However, each of these assumptions involves some market or operational risk. We have calculated the net impact on Hurricane's cash generation, and thus available cash, of sensitivities within a reasonable range of uncertainty:

- Brent price varying by ±$10/bbl on the forward curve
- Consensus Economics's mean Brent price forecast (published 19 Apr-21) instead of the forward curve (published 5 May-21)
- Average production rate variation of 10% (8,384 or 10,248 bpd)
- Opex variation of 10% ($147.0m or $179.6m)
- Non-decomm capex variation of 30% ($5.0m or $9.4m)
- Decomm capex variation of 30% ($38.2m or $71.0m)

This exercise demonstrates that unrestricted cash is particularly sensitive to Brent price and production rate.

Risk: well failure

Well failure is a potentially significant operational risk in any upstream business - for instance water coning causing excess water production.

Management has informed us that it does not consider there to be a significant risk of well failure or other production stoppage, however it acknowledges the risk of other production issues arising which result in lower than expected production rates; Management's production rates assume 10% average downtime."

Upside: maintaining degree of optionality

Continued operation maintains the optionality for the business to identify and act upon further investment opportunities in the future, or to pursue the option of a sale or refinancing.

Winding the business down now eliminates the possibility of accessing any of these upside options.

Notes: 1) Variations of Brent price and production rate affect opex through variable costs
Source: Consensus Economics, EIA, Management Information, PwC Analysis

Brent price forecasts

Management's case uses the 5 May-21 forward curve as Brent price assumption which is broadly in line with Consensus Economics's forecasts from 19 Apr-21

Nominal Brent price, by forecast
US$/bbl, Apr-21 to Mar-23



Brent price is a key factor in determining the unrestricted cash generation of the business. To test the reasonableness of Management's forecasts, we sought a range of Brent price forecasts, using Consensus Economics (CE), a market forecast aggregator, to compare against Management's Brent price forward curve.

We note that Management's Brent price forecast is broadly in line with the average of CE's forecasts across the production period.

We present sensitivities in this section using the 25% and 75% interquartile ranges of the CE forecasts as assumptions to feed into our high and low cases.

Brent price scenario	Avg. delta to Management case (US$/bbl)
+$10/bbl	10.0
-$10/bbl	(10.0)
CE 75% quartile	3.6
CE 25% quartile	(4.7)

Source: Consensus Economics, EIA, Management Information

Unrestricted cash sensitivity to Brent price

Unrestricted cash is highly sensitive to Brent price, with a $10/bbl shift in Brent representing c.$34m in unrestricted cash generation across the production period

Unrestricted cash as Brent price changes in the controlled wind down case
$m, Apr-21 to Mar-23



Brent price scenario	Mar-23 unrestricted cash delta to Management's case (USDm)
+$10/bbl	34.0
-$10/bbl	(34.0)
CE 75% quartile	10.7
CE 25% quartile	(16.3)

Source: Consensus Economics, EIA, Management Information

Breakeven Brent price

Despite the significant impact of Brent price on unrestricted cash, Hurricane's breakeven Brent price, assuming wind down production, is below forward curve and the consensus forecasts across the production period

Hurricane's breakeven price against Consensus Economics Brent price forecasts (as at 19 Apr-21)

US$/bbl, Jan-20 to May-22


80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
Breakeven Brent price (excl. FPSO lease termination)
Breakeven Brent price (incl. FPSO lease termination)
Management's case (forward curve (5 May 21))
Actual historical Brent prices
Consensus Economics range (19 Apr. 21)
Consensus Economics interquartile (19 Apr. 21)
Mean Consensus Economics (19 Apr. 21)
Median Consensus Economics (19 Apr. 21)
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22

Source: Consensus Economics, EIA, Management Information, PwC Analysis

The breakeven Brent price is the market price required for the business to be cash neutral from continuing operations.

The breakeven Brent price excl. FPSO lease termination is calculated as the Brent price required for sales revenue to equal opex and general and administrative costs, assuming:

- Monthly opex and general and administrative costs as per Management's controlled wind-down scenario
- Production and discount to Brent as per Management's controlled wind-down scenario
- Uses monthly production rather than monthly sales, to avoid misleading spikes in breakeven due to the requirement to build bulk for sales

This breakeven price does not include capex or coupon payments.

The breakeven Brent price incl. FPSO lease termination further incorporates the c.$2m of reserved cash is freed up each month as the early termination fee reduces towards zero in Jun-22 (from $56m at the start of the lease).

In practice therefore, the diminishing lease termination fee entails a lower breakeven Brent price.

Management vs ERCE forecasts

ERCE's third-party production outlook base case broadly matches Management's forecast

Production rate in the controlled wind down scenario, by forecaster
bpd, Jan-20 to Jan-24



Management's case
ERCE high case
ERCE base case
ERCE low case
Forecast
ERCE expects the production rate to decline more quickly than Management predicts, reaching 7,579 bpd in May-22 in the base case. Across the forecast period from Jan-21, ERCE predicts a production rate of c.96% of Management's forecast in the base case.
20,000
15,000
10,000
5,000
0
Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22 Oct-22 Jan-23 Apr-23 Jul-23 Oct-23 Jan-24

Unrestricted cash (end) in the controlled wind down scenario, by forecaster
$m, Jan-20 to Jan-24

220
200
180
160
140
120
100
80
60
40
20
0
ERCE forecasts c.$10m less unrestricted cash in the base case controlled wind down scenario than Management, from May-22 and beyond – a c.5% reduction from Management's forecast
Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22 Oct-22 Jan-23 Apr-23 Jul-23 Oct-23 Jan-24

Source: Management Information, ERCE

Management has forecasted production rate using production simulation modelling. We understand this to be a commonly used methodology within the industry, however we have not reviewed the operational model directly.

We understand that the model calculates production rate by taking into account a number of factors. These include historical production rate, well pressure, well temperature, pressure support from the pumps, porosity and permeability of the rocks, etc.

ERCE, a third-party engineering consultant, has conducted an independent review of the assets. ERCE has created a report and published a production rate forecast which Management has shared with us. We understand that it is typical for independent engineering consultants to forecast a 10-15% difference in production rate from the Management's estimates. In this case, ERCE has forecasted a base case of c.4% difference so Management's estimates can be said to be reasonably prudent.

Unrestricted cash outcomes of price & production sensitivities

Our High and Low cases imply +$29m or -$68m, driven by assumptions on production rate and Brent price

Unrestricted cash (end) in the controlled wind down scenario, by sensitised case
$m, Apr-21 to Apr-23



We have sensitised Management's forecasts to demonstrate a range of possible unrestricted cash outcomes. Our range extends from +$29m to -$68m relative to Management's forecast.

The high case holds all assumptions as per Management except:

- Brent price: Consensus Economics's 75% quartile
- Production rate: ERCE High Case

The low case holds all assumptions as per Management except:

- Brent price: Consensus Economics's 25% quartile
- Production rate: ERCE's Low Case

($m)	Management case	PwC high case	PwC low case
Cash from operations (Apr-21 - May-22)	89.3	119.1	21.0
Delta to Management case	-	28.8	(68.3)
Delta due to Brent price	-	10.1	(17.0)
Delta due to production rate	-	18.2	(55.5)
Mix effect	-	0.6	4.2

Source: Management Information, ERCE



Estimated Outcome Statements

6

Outcome statements - Hurricane Energy Plc

$m	Book value	Realisable values Uncontrolled liquidation (Mar-21)	Realisable values Controlled wind down (Mar-23)	Assumptions
Non-current assets				
Property, plant and equipment	**0.1**	-	-	Insignificant value, no recovery assumed
Leased Property	**2.0**	-	-	Leases are accounted for on balance sheet under IFRS 16 and therefore no assumed recovery
Investment in subsidiaries	**130.1**	-	-	No assumed recovery as no equity value assumed in subsidiaries.
Amounts due from subsidiary undertakings	**174.1**	24.7	139.0	Amount receivable from GLA on liquidation
Other receivables	**0.3**	-	-	Insignificant value, no recovery assumed.
Current assets				
Inventory	**7.3**	3.9	-	Spare parts, 54% recovery assumed, based on Management's calculation. Assumed nil on wind down as inventory already realised in projections.
Cash and Cash equivalents	**71.3**	71.3	14.6	Gross cash balance in Plc is $64.6m, plus the working capital adjustment ($6.7m) reconciles to the uncontrolled liquidation balance. Full recovery assumed. Mar-23 forecast is $14.6m per Management's model.
Total assets	**385.2**	**100.0**	**153.6**	
Costs of realisation				
Official receiver fees		(15.0)	-	In Mar-21, the OR would perform the liquidation and charge fees of 15% of total asset realisations.
Legal fees		(1.8)	(0.1)	It is assumed that legal fees will be 50% of special manager / licensed insolvency practitioner fees in both scenarios.
Special manager / licensed insolvency practitioner fees		(3.5)	(0.3)	A special manager would be appointed to support the OR in an uncontrolled liquidation and we have assumed a fee of $3.5m, or $0.3m in a controlled wind down scenario.
Available to preferential creditors		**79.8**	**153.2**	
Employees		(0.06)	-	Assumed latest headcount of 51 staff at £800 per person. Nil by Mar-23
Crown preference		(0.4)	-	No VAT on crude sales, therefore the only HMRC liabilities are the PAYE and NIC (Mar-21 actualised). Assumptions: (1) no outstanding holiday balance, (2) Plc bears the liability as they pay the wages (though Hurricane group Ltd is the employer).
Available to unsecured creditors		**79.3**	**153.2**	
Bond holders		(230.0)	(230.0)	$230m of bond liability matures in Jul-22, currently not forecast to be paid.
Contingent liabilities		(3.6)	-	Office lease costs ($2.3m) and staff redundancies ($1.3m). All other liabilities are assumed to be settled as described on page 41, 'Modelling - net working capital' section. Assumed nil at Mar-23 as costs will have been paid.
Surplus/(deficit)		**(154.3)**	**(76.8)**	
Recovery cents in the $		*33.9*	*66.6*	

Source: Management Information

Outcome statements - Hurricane GLA Limited

$m	Book value	Realisable values: Uncontrolled liquidation (Mar-21)	Realisable values: Controlled wind down (Mar-23)	Assumptions
Non-current assets				
Intangible assets	223.5	-	-	No value on liquidation of business
Property, plant and equipment	0.2	-	-	Insignificant value, no recovery assumed
FPSO lease	19.6	-	-	FPSO lease included on balance sheet per IFRS 16, no realisable value
Restricted cash (held in trust/escrow)	55.6	-	-	At Mar-21, there is $47.8m of restricted cash held against the FPSO termination fee and decommissioning liability. An additional amount of $15.7m has been included, to top up to decommissioning trust account to cover 100% of the Lancaster liability, and deducted $7.9m relating to the FPSO lease which the group may be able to claim on liquidation. Nil at Mar-23.
Current assets				
Inventory	7.9	7.9	-	Crude inventory balance, full recovery assumed. Nil at Mar-23 in the controlled wind down case.
FPSO early termination assets	4.7	4.7	-	Release of 25% of the $18.7m in the FPSO escrow as a portion of this may be realisable given Bluewater have no security per the FPSO agreement. 25% is an estimated net recovery based on a reasonable assessment of the outcome of any dispute relating to the recourse to the funds in this account.
FPSO early termination cash	3.3	3.3	-	$3.3m of cash held in a reserve account which legal advice states is not in a valid trust and would be realisable as cash in liquidation.
Cash and Cash equivalents	32.3	32.3	139.4	Mar-21 position assumes that trade receivables from BP (per the factoring agreement) and Spirit Energy have been 100% collected. Cash at Mar-23 is per Management's model.
Total assets	**346.9**	**48.2**	**139.4**	
Costs of realisation				
Official receiver fees		(7.2)	-	In Mar-21, the OR would perform the liquidation and charge 15% of total asset realisations as a fee.
Legal fees		(1.8)	(0.1)	It is assumed that legal fees will be 50% of special manager / licensed insolvency practitioner fees in both scenarios.
Special manager fees		(3.5)	(0.3)	A special manager would be appointed to support the OR in an uncontrolled liquidation and we have assumed a fee of $3.5m. $0.3m has been estimated for liquidator fees in a controlled wind down scenario.
Additional decommissioning costs		(10.4)	-	Decommissioning costs are assumed fully provided for based on current estimates, however we have included an estimate of additional contingency ($5.3m), plus an amount ($5.1m) which the OR may require to fund the Management of the decommissioning process. The $5.3m is based on Management calculations and the $5.1m is the estimated incremental payroll cost for the period of decommissioning, plus 50% to account for delays and staff retention during the process.
Available to unsecured creditors		**25.3**	**139.0**	
Contingent FPSO early termination fee		(7.9)	-	FPSO early termination fee is the total liability at Mar-21, less the amount remaining in escrow after the amount the group are likely to be able to realise from the escrow and reserve account. Nil by Mar-23.
Other third party creditors		(5.0)	-	Other creditors include gas export liability estimated at $2.2m and $2.8m due to Technip. Assumed all supplier liabilities settled to Mar-23.
Intercompany liabilities		(587.7)	(587.7)	
Surplus/(deficit)		**(575.4)**	**(448.7)**	
Recovery cents in the $		*4.2*	*23.6*	

Source: Management Information

Key outcome statement assumptions

There are many variables in estimating the outcome of any scenario, but the key matters are set out below.

Area	Description	Risk to outcome being achieved			
		Uncontrolled liquidation		Controlled wind down	
Balance sheet date	Our analysis is based on the 31 Mar-21 unaudited balance sheet position as presented in the group's financial model. Our analysis does not make any adjustment to cash or working capital to reflect any movement that may occur between this balance sheet date and the date of the report's issuance (12 May-21) and does not consider the impact on the position of the group at the point of any hypothetical liquidation.	L	🟢	L	🟢
Trading delivery	An uncontrolled liquidation provides certainty over trading delivery as all production is assumed to cease. The outcome of the controlled wind down is dependent on Management delivering production levels in line with operating projections as noted in the commercial section.	L	🟢	M	🔴
Decommissioning	In an uncontrolled liquidation the OR would be responsible for performing the decommissioning with the help of Management assuming that their employment can be secured. In this scenario the variability of the outcome not being achieved is higher given the OR's lack of knowledge of the business and its processes and uncertainty regarding retention of existing Management team to support the process. The uncontrolled liquidation outcome assumes that: ● the full decommissioning liability for GLA is put into a trust account but the OGA does not seek an increase to e.g.150% of the liability (which is within their power); ● the decommissioning costs are in line with Management's estimates; and ● the trust accounts are not vulnerable to challenge. The expectation for the Lincoln sub-area, which is owned in part by GWA (50%) and Spirit Energy (50%), is that the OGA would approach Spirit Energy rather than claim against Plc, although we note that Spirit Energy can claim against Plc based on the JV agreement guarantee for GWA plug and abandonment costs. In the uncontrolled liquidation, this claim is included in the working capital adjustment which reduces unrestricted cash. If the OGA were to claim against Plc, it is expected that decommissioning costs would rank as an expense of an insolvency process (cost of realisation). There would be no impact on the recovery for creditors because it would not impact the amount available to unsecured creditors. Management is not aware of any other potential guarantee claims against Plc. A controlled wind down assumes that Management performs the decommissioning, which reduces the variability of the outcome given their experience of the business and site in particular. However, this plan would still need to be submitted to and approved by the OGA. Decommissioning is scheduled to take place over a period of 4 months between Jun-22 and Sep-22 (excluding Lincoln 14 which is due to take place Summer 2021).Delays into winter 2022-23 (therefore effectively pushing the phase of decommissioning into 2023) could result in significant cost increases which have not been modelled.	H	🟠	M	🟠

Key: Value impact of assumption 🟢 Low 🟠 Medium 🔴 High
Likelihood of assumption being different "L" = Low "M" = Medium "H" = High

Key outcome statement assumptions cont.

There are many variables in estimating the outcome of any scenario, but the key matters are set out below

Area	Description	Risk to outcome being achieved			
		Uncontrolled liquidation		Controlled wind down	
OGA	In the controlled wind down scenario, we assume that OGA approval remains in place for the the continued operation at the Lancaster site up until May-22 when production ceases as the continued production at the site supports the goal of maximising economic recoveries. The OGA has the power to revoke the licence from companies that enter a liquidation process. Whilst is is not certain we have assumed that the OGA utilises these powers under an accelerated liquidation scenario and that the OR would not be inclined to accept the risk of ongoing trading.	L	🟢	L	🔴
FPSO ring fencing	The uncontrolled liquidation outcome assumes that: ● the escrow account for the FPSO termination fee is open to challenge and that 25% of the balance is recovered by GLA. This outcome could vary significantly. Therefore Bluewater would need to submit an unsecured claim for this 25% on liquidation; and ● the cash held by GLA in the reserve account for the FPSO liability is not legally separate (or subject to an escrow agreement) from other GLA funds and would be realised as cash on liquidation. Under the terms of the escrow account, the remaining balance will be released to GLA on 4 June-21 if Management elects to not exercise the option to extend the charter period. This would result in an additional $14m being available for unsecured creditors of GLA in an uncontrolled liquidation at that date, and the recovery for unsecured creditors of Plc increasing by c.4c in the $. There is no FPSO termination fee in the controlled wind down due to the alignment of the FPSO contract extension clause and cessation of production. Therefore there is no realisation or claim in the controlled wind down.	H	🟠	N/A	

Key:	Value impact of assumption	🟢 Low	🟠 Medium	🔴 High
	Likelihood of assumption being different	"L" = Low	"M" = Medium	"H" = High

Key outcome statement assumptions cont.

There are many variables in estimating the outcome of any scenario, but the key matters are set out below

Area	Description						Risk to outcome being achieved	
							Uncontrolled liquidation	**Controlled wind down**
Liquidation costs* *Note: this area has been considered in the context of the risk to that area in insolation in that scenario rather than the impact where that scenario is not delivered.	**$m**	**Description**	**Uncontrolled liquidation**		**Controlled wind down**		H 	L 
			PLC	**GLA**	**PLC**	**GLA**		
	Official receiver fees	*15% fee on all realisations (Plc: $100.0m, GLA $48.2m) based on previous experience on similar projects.*	15.0	7.2	-	-		
	Legal fees	*In both cases it is assumed that legal fees will be 50% of special manager / insolvency practitioner fees.*	1.8	1.8	0.15	0.15		
	Special manager fees*	*The OR will appoint a special manager to oversee the decommissioning process.*	3.5	3.5	-	-		
	Administrator fees**		-	-	0.3	0.3		
	Additional Management costs	*The OR will either retain key Management or hire external Management to oversee the decommissioning process.*	-	5.1	-	-		
	Additional decommissioning costs	*Decommissioning costs are assumed fully provided for based on current estimates, however we have included an estimate of additional contingency ($5.3m) based on Management's calculation.*	-	5.3	-	-		
	Total		**20.3**	**22.9**	**0.5**	**0.5**		

* The special manager fees have been estimated after considering statutory costs, costs of liaising with the OR, employee matters (51 employees), unsecured creditor claim adjudications (c. 35 creditors) and the payment of dividends in both entities. Note that these estimates are subject to significant variation depending on the input required by the special managers when assisting the OR. It is estimated that costs will be high at the beginning of the liquidation and at this time subject to highest variability, before reducing as the controlled wind down progresses.

** Administrator fees are based on an estimate of a formal controlled wind down process, assuming costs for the distribution of residual cash, no legal claims or challenges, a single distribution to c.12 bondholders and the discharge of any remaining other creditors (assumption is there are no assets nor employees at the time of appointment).

Key: Value impact of assumption   🟢 Low   🟠 Medium   🔴 High

Likelihood of assumption being different   "L" = Low   "M" = Medium   "H" = High

Key outcome statement assumptions cont.

There are many variables in estimating the outcome of any scenario, but the key matters are set out below

Area	Description	Risk to outcome being achieved			
		Uncontrolled liquidation		Controlled wind down	
Employees	Whilst Hurricane group Limited is the employer per the employee contracts, given the entity is not currently trading and Plc's ongoing payment of employee costs, it is assumed that employees claim successfully against Plc, where there are assets. This would depend on employees and BEIS "Department for Business, Energy & Industrial Strategy" (via Insolvency Service) making such a claim and being able to demonstrate relevant facts.	M	🟢	M	🟢
Modelling - net working capital	Management has prepared its financial model on a consolidated basis, with separate balance sheets. Outcome assumptions have been estimated by PwC, taking into account the projected location of cash by entity. The model is prepared on a "cash net of working capital basis" implying that all book debts are paid and all trading liabilities are settled, which we have assumed for both of our outcomes. In the uncontrolled liquidation scenario, we have assumed working capital adjustments of -$12.3m as per Mar-21 Management Information, adjusting the cash balance to assume payment of 50% of the Lincoln decommissioning liability (-$6.5m), +$15.3m of receivables (of which $9.8m is Spirit related), -$3.4m prepayments and -$17.7m of creditors and accruals.	M	🟠	L	🟢
Intercompany payments*	Management has assumed that, going forward, GLA pays Plc for any opex costs Plc has settled on its behalf and an element of the general and administrative costs, but not for any capex. For the purpose of our model, we have assumed that going forward: ● GLA is able to make 100% of the opex and capex payments ● Movements in the trust accounts for decommissioning and the escrow account for FPSO costs are also dealt with by GLA (assuming that GLA controls those bank accounts, which is understood to be the case). ● Plc continues to pay 100% of the group general and administrative costs and interest payments on the bonds through to the Jul-22 maturity. ● In order to continue with the controlled wind down to Mar-23, the bondholders would need to agree to an extension to the maturity and not take enforcement action on Jul-22. The intercompany balance due from GLA to Plc is based on value in the Mar-21 management accounts. Management is considering converting part of this loan balance to equity.	L	🟢	L	🟢

*Note: Intercompany payments have been considered in the context of the risk to that area
in insolation in that scenario rather than the impact where that scenario is not delivered.

Key: Value impact of assumption 🟢 Low 🟠 Medium 🔴 High

Likelihood of assumption being different "L" = Low "M" = Medium "H" = High

Key outcome statement assumptions cont.

There are many variables in estimating the outcome of any scenario, but the key matters are set out below

Area	Description	Risk to outcome being achieved			
		Uncontrolled liquidation		**Controlled wind down**	
FX rates	All group information is presented in USD and hence we have taken this as presented Where conversion is required, we have used the exchange rate used by the group for the 31 Mar-21 balance sheet equal to (GBP:USD 1.4000 EUR:USD 1.200)	L	🟢	M	🟠
Tax	We have not performed detailed tax work as this is outside of our scope. Hurricane Plc has signficant brought forward UK tax losses. Entity sales in UK would be able to utilise tax losses.	L	🟢	L	🟢
Preferential creditors	We have assumed that certain estimated employee and tax claims have preferential status.	L	🟢	L	🟢
Management information	We have not performed detailed review or audit of the balance sheet information provided. Our analysis assumes that assets and liabilities are as presented and feed into the realisation analysis unless otherwise specified in our detailed assumptions.	L	🟢	L	🟢
Time value of money	Our recovery analysis takes no account of the time value of money. An insolvency process of this size is likely to take several years and involve multiple distributions to creditors. We have not taken into account any interest that may accrue during this time on creditor claims.	L	🟢	L	🟢

Key: Value impact of assumption 🟢 Low 🟠 Medium 🔴 High

Likelihood of assumption being different "L" = Low "M" = Medium "H" = High

Liquidation analysis methodology

Methodology	Key consideration
Entity balance sheets converted into a common currency	All balance sheets have been converted into dollars at a rate of £1.00 : $1.40
Review balance sheet assets	We have worked with the group's Chief Financial Officer, Richard Chaffe and Financial controller, Andy Cosstick, to understand all entity balance sheets within the group as well as review underlying information for each group entity, both wholly owned or in which the group has a controlling interest.
Review balance sheet liabilities and group guarantees	As part of our liquidation analysis, which is presented in the Estimate Outcome Statement summary on page 7, including detailed statements on pages 36 and 37, we have presented all liabilities of Plc and GLA as per the balance sheet values dated 31 Mar-21. Further information on these liabilities is presented in section 4 of the report.
Estimated recovery assumptions	Through our analysis and in combination with Management discussions, we have concluded on a potential range of recoveries. The assumptions for these values and the recovery percentages applied and detailed on pages 38 to 42.
Insolvency waterfall	As no single creditor holds security we have assumed creditors are unsecured and therefore their claims rank pari passu within each entity, including intercompany claims. Exceptions to this are the decommissioning, where it has been considered as an expense of the liquidation and also the preferential claims of employees (£800 per person) and HMRC for PAYE and NIC. These expenses and preferential claims have been satisfied before any residual balances are made available to the remaining unsecured creditors in the waterfall analysis.
Timing	Our recovery analysis has been performed at Mar-21 and Mar-23 to highlight the range of recovervies available under different insolvency scenarios.



Appendices

7

Bank accounts 31 Mar-21

Account Name	Entity	Restricted	Bank	Balance (local currency)	Balance ($m)
GBP Current Account	Hurricane Energy Plc	No	HSBC	£98	0.0
GBP Deposit Account	Hurricane Energy Plc	No	HSBC	£9,255,446	13.0
GBP LTIP (Sanne Trust) Account	Hurricane Energy Plc	No	RBS	£1,449	0.0
GBP SIP Account	Hurricane Energy Plc	No	Lloyds TSB	£87	0.0
USD Deposit Account	Hurricane Energy Plc	No	HSBC	$13,294,633	13.3
BES EPC Escrow Computershare	Hurricane Energy Plc	Yes	Computershare	$5,752	0.0
Liquidity Fund USD	Hurricane Energy Plc	No	JP Morgan	$17,000,000	17.0
USD Fixed Term Deposit	Hurricane Energy Plc	No	Santander	$20,000,000	20.0
EUR Current Account	Hurricane Energy Plc	No	HSBC	€ 1,082,511	1.3
Hurricane Energy Plc subtotal					**64.6**
Lancaster Decommissioning	Hurricane GLA Ltd	No	Law Debenture Trust	£16,293,854	22.8
Lancaster 4Z Escrow	Hurricane GLA Ltd	Yes	Computershare	£1,653,000	2.3
Bluewater Escrow	Hurricane GLA Ltd	Yes	Computershare	$18,670,000	18.7
Bluewater Reserve	Hurricane GLA Ltd	Yes	JP Morgan	$3,269,726	-
USD GLA Account	Hurricane GLA Ltd	No	HSBC	$44,584,410	71.1
Hurricane GLA Ltd subtotal					**114.9**
GBP Current Account GWA JV	Hurricane GWA Ltd	No	HSBC	£66	0.0
USD Current Account GWA JV	Hurricane GWA Ltd	No	HSBC	$84	0.0
EUR Current Account GWA JV	Hurricane GWA Ltd	No	HSBC	€ 100	0.0
Hurricane GWA Ltd subtotal					**0.0**
Total					**179.5**

*restricted refers to Management's classification of the cash balance as does not necessarily indicate those funds being held in a designated trust account

Assets - overview of licences

Licences	P1368 (Central)	P1368 (South)	P2294	P2308
Region	Lancaster	Lincoln	Warwick	Halifax
Commenced on	22 Dec 2005	22 Dec 2005	1 Sep 2015	14 Nov 2016
Current term	Third	Third	Second	Second
Current status	Production	Discovery and appraisal	Exploration and appraisal	Exploration and appraisal
Expiry date for current term	21 Dec 2024	21 Dec 2024	31 Aug 2023	13 Nov 2024
Beneficial ownership	Hurricane GLA	50% Hurricane GWA 50% Spirit Energy	50% Hurricane GWA 50% Spirit Energy	Hurricane GLA
Licence operator	Hurricane Energy Plc	50% Hurricane Energy Plc 50% Spirit Energy	50% Hurricane Energy Plc 50% Spirit Energy	Hurricane Energy Plc
Well operator	Petrofac Facilities	Petrofac Facilities	Petrofac Facilities	Petrofac Facilities
Installation operator	Bluewater	N/A	N/A	N/A
Rental fee[1] (£/ square km)	7,500	7,500	300	150
Estimate of 2P reserves[3] (Mmstb)	Apr 2021: 7.1 Sep 2020: 16 May 2017: 37	N/A	N/A	N/A
Estimate of contingent resources[4] (Mmstb)	Apr 2021: 37.9[5] Sep 2020: 58 May 2017: 486	Apr 2021:36.9 Sep 2020: 45 Dec 2017: 566	Apr 2021: 50.9 Dec 2017: 935	Apr 2021: nil Dec 2017: 1,157
Conditions for progression	• None, extension from OGA possible if production is not completed by Dec 2024	• Well P&A by Jun 2021 • FDP by Sep 2024	• FDP by Aug 2023	• FDP by Nov 2024

Notes: (1) Most recent rental status as of 12 Nov 2020; (2) Lancaster and Lincoln are under the same licence and hence must progress into the next term simultaneously; (3) 2P, proved plus probable volumes; (4) 2C – best estimate of gross Contingent Resources; (5) Classified between 3.2mmbbl "development pending" and 34.7mmbbl "development unclarified"

Scope and process

Scope	Process
Access to Management	In general, we have had reasonable access to Management, Richard Chaffe (Chief Financial Officer) and Andy Cosstick (Financial Controller) via email and on calls to provide information and explanations.
Management representation	We have shown a draft of this report, issued 10 May 2021 and titled 'Florida - RP draft alt scen 100521' plus supporting appendices, to the group Chief Financial Officer, Richard Chaffe. Management has confirmed that, to the best of its knowledge and belief, the report does not contain any material error of fact, there has been no material omission and it fairly sets out the recent results, state of affairs and prospects of the group. To the extent that we consider appropriate, we have incorporated Management's comments in this report.
Access to information	Our work has comprised a review and analysis of the financial and other information provided to us by the group and discussions with Management. We have assumed that this information and Management's explanations and representations are complete, accurate and reliable.
Clarity of information	The information provided to us, together with our access to Management, has allowed us to gain insight and understanding into some of the more significant risks, trends and issues faced by the group.
Review process	Our work was performed over a 2 week period commencing 18 Mar-21 with an update for March actuals performed over a 6 day period commencing 6 May-21. Due to the travel restrictions imposed by COVID-19, we did not visit any of the group offices.
Complexity of group structure	The group has a relatively simple structure, with one trading entity (GLA), a listed holding company (Plc) and a number of other non-trading and dormant entities. The business produces a sufficient amount of financial information for internal and entity reporting requirements.
Exclusions from scope	We have not provided a full-scope commercial and operational diligence, instead only considering key sensitivities to Management's sales forecast. Additionally, our scope does not cover; an operational review, view on tax, pension arrangements, environmental issues, market analysis or the valuation of any part of the group.
Financial projections and short-term cash flow forecast: Prospective Financial Information ("PFI")	Any underlying PFI referred to in this report was not prepared or developed by us and we have not restated any PFI or made assumptions or projections relating to PFI. Management has full responsibility for the judgements involved in, and results of, its PFI preparation processes. While we may have performed sensitivity analyses on PFI and underlying assumptions, any tables aggregating our comments or observations of vulnerabilities and sensitivities do not represent restatements of or revisions to PFI; they are only a summary of our analysis to assist you with your evaluation of PFI. It is your responsibility to consider our analysis and make your own decisions. As events and circumstances frequently do not occur as expected, there may be material differences between PFI and actual results and cash flows. See also our comment below re BREXIT. We take no responsibility for the achievement of predicted results.
BREXIT	The UK left the European Union on 31 January 2020 and the Transition Period ended on 31 December 2020. The UK and EU have negotiated new rules on trade, travel and business. As the regime of trading arrangements is new, there is uncertainty about what the implications will be for businesses that conduct activities with counterparties in the EU or in other third countries. As a result, our work may not have identified, or reliably quantified the impact of, all such uncertainties and implications.

Engagement contract



pwc

PRIVATE AND CONFIDENTIAL

Hurricane Energy Plc

The Wharf,
Abbey Mill business park,
Lower Eashing,
Godalming,
GU7 2QN

For the attention of Richard Chaffe

18 March 2021

Dear Sir,

Project Florida

We refer to the letter dated 3 November 2020 and its attached terms of business (version ToB 07/20), which forms the agreement under which we were engaged by you to provide services.

You have asked us to provide the additional services set out in this letter. This letter forms part of the agreement.

Background and purpose

We understand that you may present a restructuring plan to the court that would address the relative positions of creditors and shareholders.

Whilst this process will be led by your legal advisers, Dentons, you will require support from us for papers being presented to court and creditors.

The additional services

You have instructed us to provide the following additional financial advisory services in relation to the restructuring plan:

Part 1) Update recovery analysis for certain alternative scenarios

Based on the proposed restructuring plan and using your model, we will provide an update to our recovery analysis for the certain alternative scenarios described below and for January 2021 management information as part of the documents being presented to the court.

The illustrations prepared will include the following bases:



PricewaterhouseCoopers LLP, 7 More London, Riverside London, SE1 2RT
www.pwc.co.uk

pwc

i) An immediate liquidation of Hurricane Energy plc ("plc") and Hurricane GLA Limited ("GLA") where the Official Receiver is appointed as liquidator with the support of a special manager.

ii) A controlled wind down of plc and GLA, where production ceases at the end of the first Bluewater contract term in July 2022 and decommissioning is completed prior to a licensed insolvency practitioner being appointed as liquidator.

iii) A hybrid of i) and ii) where production ceases at the end of the first Bluewater contract term in July 2022 but decommissioning is not completed prior to any insolvency and the Official Receiver is appointed as liquidator with the support of a special manager.

Part 2) If specifically requested, update recovery analysis for a liquidation scenario under an extended controlled wind down

As in part 1, based on the proposed restructuring plan and using your model, we will provide an update to our recovery analysis to include a scenario iv) as described below and for January 2021 management information as part of the documents being presented to the court. This illustration will cover the following basis:

iv) A controlled wind down of plc and GLA , but where the Bluewater contract is extended for c.1 year, all creditors are paid in full and the balance of any outstanding bondholder debt is converted to equity resulting in solvent entities.

We understand that the analysis prepared in part 2) may be required and referred to by the plc board when providing evidence to the court in support of the restructuring plan.

3) Ad hoc advice and assistance

We will continue to provide you with financial advice during your negotiations with stakeholders on communication strategy, solvency matters and the proposed restructuring plan.

The deliverables in respect of scope item 1) and if required, item 2), will be a PwC branded written output and oral advice in respect of scope item 3).

Fees



[redacted]

PricewaterhouseCoopers LLP, 7 More London, Riverside London, SE1 2RT
www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business and by the Solicitors Regulation Authority for regulated legal activities

Engagement contract



pwc

Our estimates are also based on the timely provision of detailed information by you and your advisers, and on the level of complexity of affairs apparent to us from our discussions to date.

Confirmation of agreement

Please confirm your acceptance of this agreement by signing the enclosed copy and returning it to us.

Yours faithfully

Jason Higgs

for and on behalf of PricewaterhouseCoopers LLP

Copy letter to be returned to PricewaterhouseCoopers LLP

I accept the terms of this agreement for and on behalf of Hurricane Energy Plc and its subsidiaries listed in schedule 1 of the agreement.

....

Signed

Richard Chaffe

Position

19/03/21

Date

Schedule 1 - Group Subsidiaries

- HURRICANE (STRATHMORE) LIMITED
- HURRICANE (WHIRLWIND) LIMITED
- HURRICANE GROUP LIMITED (Dormant)
- HURRICANE BASEMENT LIMITED (Dormant)
- HURRICANE PETROLEUM LIMITED (Dormant)
- HURRICANE HOLDINGS LIMITED (Dormant)
- HURRICANE GLA LIMITED
- HURRICANE GWA LIMITED

PricewaterhouseCoopers LLP, 7 More London, Riverside London, SE1 2RT
www.pwc.co.uk

Glossary

Our report includes a number of terms and short descriptions, which we define below.

Term	Definition
AIM	Alternative Investment Market
BBL	Barrel
BEIS	Department for Business, Energy & Industrial Strategy
BP	British Petroleum revenue contract with Hurricane GLA Limited
BPD	Barrels per day
CPR	Competent person's report
CVA	Company Voluntary Arrangement
DSA	Decommissioning security agreement
EPS	Lancaster Early Production System
EIS	Environmental impact survey
ERCE	Energy Regulatory Commission Evolution (global leader in energy consulting)
FDP	Field development plan
FPSO	Aoka Mizu Floating Production Storage and Offloading vessel
GLA	Hurricane GLA Limited
GWA	Hurricane Energy GWA Limited
group Limited	Hurricane group Limited
IP	Insolvency practitioner
JV	Joint Venture with Spirit Energy
JOA	Joint operating agreement
JSA	Joint service agreement

Term	Definition
MER UK	The Maximising Economic Recovery Strategy for the UK
MMBBL	One million barrels
MMSTB	Million Stock Tank Barrels
OPRED	Offshore Petroleum Regulator for Environment
OGA	Oil & Gas Authority
OR	Official Receiver
P&A	Plug and abandon
PFI	Prospective financial information
POSA	Provision of services agreement
Plc	Hurricane Energy Plc
RP	Restructuring plan
2P reserves	Proven and probable reserves



pwc.com

This document is provided solely in connection with Project Florida II.

This document is provided on the basis that PwC accepts no liability (whether in contract, tort, including negligence, or otherwise) to the parties or any other person in respect of Project Florida II, other than as set out in our Engagement Contract. This document must not be made available or copied in whole or in part to any other person without PwC's express written consent.
No representation or warranty of any kind (whether express or implied) is given by PwC to any person (except to our Client under the relevant terms of the Engagement Contract) as to the accuracy or completeness of the document. Our work does not constitute an opinion or assurance.

PricewaterhouseCoopers Legal LLP, its members, employees and agents do not accept or assume any liability, responsibility or duty of care for any consequences of you or anyone else acting, or refraining to act, in reliance on the information contained in this publication or for any decision based on it.

© 2021 PricewaterhouseCoopers LLP. All rights reserved. PwC refers to the UK member firm, and may sometimes refer to the PwC network. Each member firm is a separate legal entity. Please see www.pwc.com/structure for further details.

Appendix F – Restructuring Plan

THE RESTRUCTURING PLAN

Case No. [●]

IN THE HIGH COURT OF JUSTICE
BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES
COMPANIES COURT (ChD)

IN THE MATTER OF

HURRICANE ENERGY PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

_____

RESTRUCTURING PLAN
(under Part 26A of the Companies Act 2006)

between

HURRICANE ENERGY PLC

a n d

THE BONDHOLDERS
(as defined herein)

Contents

RECITALS

(A)   The Plan Company is a public limited company, incorporated and registered in England and Wales on 29 September 2004, with company number 05245689.

(B)   The Plan Company's Shares are listed on AIM and the Plan Company is therefore subject to the AIM Rules and regulation by the London Stock Exchange.

(C)   The Plan Company and its Group operate an oil and gas business based in the UK, focused on the exploration and exploitation of hydrocarbon resources in naturally fractured basement reservoirs on the UK Continental Shelf, with a focus on the Atlantic margin, West of Shetland.

(D)   The Group's sole source of debt finance derives from the Bonds, which are outstanding in full and have a final maturity date in July 2022.

(E)   The Plan Company has encountered, or at the very least is likely to encounter, financial difficulties that will, or may, affect its ability to carry on business as a going concern.

(F)   The purpose of this Restructuring Plan is to effect a compromise and arrangement between the Plan Company and the Bondholders pursuant to Part 26A of the Companies Act on and subject to the terms of this Restructuring Plan in order to restructure the Plan Company's debt finance and capital structure and thereby provide a stable platform for the Plan Company to continue to operate its business.

1   DEFINITIONS AND INTERPRETATION

1.1   In this Restructuring Plan, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

Account Holder means each person who is shown in the records of Euroclear or Clearstream as a holder of an interest in the Bonds.

Account Holder Letter means the account holder letter to be submitted to the Information Agent by a Bondholder (or by an Account Holder on behalf of an Bondholder) on or before the Voting Instructions Deadline for the purposes of voting on the Restructuring Plan at the Plan Meeting and in connection with the receipt of Plan Consideration on the Restructuring Effective Date, in substantially the same form as set out at Appendix D (*Account Holder Letter*) to the Explanatory Statement.

Advisers means:

  (a)   the Plan Company's Solicitors;

  (b)   the Restructuring Firm;

  (c)   Evercore Partners International LLP financial adviser to the Plan Company;

  (d)   the Information Agent, information agent for the Plan Company;

(e)   Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, legal adviser to the Committee;

(f)   Houlihan Lokey EMEA LLP, financial adviser to the Committee;

(g)   Ulysses Petroleum Limited, technical adviser to the Committee;

(h)   Hogan Lovells International LLP, legal adviser to the Trustee, the Security Trustee, the Principal Paying, Transfer and Conversion Agent, the Principal Paying, Calculation and Transfer Agent and the Registrar; and

(i)   any of the foregoing's partners, employees, affiliated partnerships, and the partners and employees of such affiliated partnerships and their respective subsidiaries and holding companies, and any local counsel engaged.

Affiliates means in respect of a person or entity, a subsidiary of that person or entity or a holding company of that person or entity or any other subsidiary of such a holding company.

Agreement to Deliver Documents means a letter from the Trustee and U.S. Bank Trustees Limited as prospective security trustee, signed and delivered to the Plan Company on or before the Sanction Hearing, and under cover of which the Trustee and the prospective security trustee agree, subject to the occurrence of the Plan Effective Time, to enter into the Restructuring Documents to which they are party, in the form set out at Appendix B *(Form of Agreement to Deliver Documents)* to this Restructuring Plan.

AIM means the Alternative Investment Market of the London Stock Exchange.

AIM Rules means the AIM Rules for Companies published by the London Stock Exchange, as in force from time to time.

Allocation and Entitlement Table has the meaning given to it in the Restructuring Implementation Deed.

Amended and Restated Bond Trust Deed means the Bond Trust Deed as amended and restated at the "Second Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed.

Amendment and Restatement Agreement relating to the Bond Trust Deed means the amendment and restatement agreement to be entered into between the Plan Company, GLA, Holdings, the Trustee and the Security Trustee on the Restructuring Effective Date and pursuant to which the Bond Trust Deed shall be amended and restated as the Amended and Restated Bond Trust Deed.

Bond Trust Deed means the trust deed dated 24 July 2017 between the Plan Company as issuer and U.S. Bank Trustees Limited as trustee in connection with the Bonds.

Bondholder means a person with a Book Entry Interest as at the Record Time.

Bonds means US$230,000,000 7.5% convertible bonds due 2022 issued by the Plan Company, and constituted by the Bond Trust Deed.

Bonds Exchange means the part debt for equity exchange to be implemented in accordance with this Restructuring Plan, involving the pro rata release of approximately U.S$50,000,000 of the principal amount of the Bonds (subject to rounding) in consideration for:

(a)   the allotment and issue by the Plan Company of the Exchange Shares (representing up to, in aggregate, together with any Commission Shares, approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date) to the Bondholders (or their Nominated Recipients or in the case of (i) Non-Responding Bondholders or (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee); and

(b)   the allotment and issue of any Commission Shares to the Bondholders (or their Nominated Recipients or in the case of (i) Non-Responding Bondholders or (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee), which together with the Exchange Shares shall represent in aggregate approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date.

Bonds Exchange Entitlement means the number of Exchange Shares and Commission Shares that a Bondholder will receive under the Restructuring Plan, calculated to reflect the pro rata share of the outstanding Bonds held by that Bondholder as at the Record Time.

Book Entry Interest means, in relation to the Bonds, a beneficial interest as principal in the Global Bond held through and shown on, and transferred only through, records maintained in book entry form by Euroclear and Clearstream, as applicable, and their respective nominees and successors, acting through themselves or the Common Depositary.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London.

Claim means any and all actions, demands, causes or rights of action, claims, claims for specific performance, counterclaims, suits, or rights whatsoever or howsoever arising, including, without limit, whether or not involving the payment of money or the performance of an act or obligation or any failure to perform any obligation or any omission, whether for negligence, breach of duty, breach of trust or misrepresentation or otherwise, whether arising by contract, at common law, in equity or by statute in or under the laws of England and Wales or under any other law in any other jurisdiction howsoever arising and **Claims** shall be construed accordingly.

Clearstream means Clearstream Banking S.A.

Commission Shares means the Shares which may be allotted by the Plan Company and issued to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee) as commission in respect of the Bondholders' subscription for the Exchange Shares under section 553 of the Companies Act and article 11 of the Plan Company's articles of association in an amount (if any) equivalent to the number of Shares equal to the difference between (x) the number of Exchange Shares issued as a result of the operation of the Amendment and Restatement Agreement relating to the Bond Trust Deed and this Restructuring Plan and (y) 37,845,559,564 Shares.

Committee means the ad hoc committee of Bondholders holding approximately 69 per cent. of the outstanding Bonds as at the date of the Lock-up Agreement.

Common Depositary means Elavon Financial Services DAC as common depositary for Euroclear or Clearstream in respect of the Bonds .

Companies Act means the Companies Act 2006.

Conditions Precedent has the meaning given to it in the Restructuring Implementation Deed.

Convening Hearing means the hearing held on 21 May 2021 for an order granting certain directions in relation to this Restructuring Plan.

Court means the High Court of Justice in England and Wales.

Eligible Person means a Bondholder or a Nominated Recipient who has provided the confirmations, warranties and undertakings in Annexes A and B of Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) of the Account Holder Letter.

Euroclear means Euroclear Bank SA/NV.

Exchange Shares means the up to 37,845,559,564 Shares of £0.001 each to be allotted and issued by the Plan Company to the Bondholders (and, where relevant to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person before the Voting Instructions Deadline, the Holding Period Trustee) which, together with the Commission Shares (if any), shall be in consideration for the release of approximately US$50,000,000 of the outstanding principal amount of the Bonds pursuant to this Restructuring Plan and the terms of the Amendment and Restatement Agreement relating to the Bond Trust Deed.

Explanatory Statement means the explanatory statement in relation to this Restructuring Plan issued by the Plan Company on 21 May 2021 pursuant to section 901D of the Companies Act 2006 and uploaded to the Plan Website, explaining (among other things) the effect of the compromise and arrangement proposed by this Restructuring Plan.

GLA means Hurricane GLA Limited.

Global Bond means the global bond representing the Bonds and registered in the name of the nominee for the Common Depositary.

Group means, together, the Plan Company, Hurricane Holdings Limited, GLA, Hurricane GWA Limited, Hurricane (Whirlwind) Limited, Hurricane (Strathmore) Limited, Hurricane Group Limited, Hurricane Petroleum Limited and Hurricane Basement Limited.

Group Company means any company that is a member of the Group.

Guarantor Subsidiaries means Hurricane Holdings Limited and GLA.

Guarantor Subsidiary Undertakings means the irrevocable undertakings from each of the Guarantor Subsidiaries to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, among other things, be bound by the terms of this Restructuring Plan, in the form set out at Appendix C *(Form of Guarantor Subsidiary Undertaking)* to this Restructuring Plan.

Holding Period means the one (1) year period following the Restructuring Effective Date.

Holding Period Trust Deed means a trust deed to be entered into between the Plan Company, the Holding Period Trustee and the Information Agent setting out the terms of the bare trust on which the Holding Period Trustee will hold all Exchange Shares and Commission Shares issued to the Holding Period Trustee in accordance with Clause 7.3 (*Holding Period Trust in relation to Plan Consideration*) of this Restructuring Plan, together with the Accruals (as defined in the Holding Period Trust Deed).

Holding Period Trust Expiry Date means the last day of the Holding Period.

Holding Period Trustee means Lucid Issuer Services Limited in its capacity as holding period trustee under the Holding Period Trust Deed or any replacement trustee of the Holding Period Trust that is appointed from time to time.

Holding Period Trustee Undertaking means the irrevocable undertaking from the Holding Period Trustee to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, among other things, be bound by the terms of this Restructuring Plan, in the form set out at Appendix D *(Form of Holding Period Trustee Undertaking)* to this Restructuring Plan.

Implementation Steps means each of the steps and transactions to implement the Restructuring as detailed in clause 7 (*Implementation Steps*) of the Restructuring Implementation Deed.

Ineligible Bondholder means a Bondholder (a) to whom the allotment and issue of the Exchange Shares or Commission Shares would or might infringe the laws of any jurisdiction or would or might require the Plan Company to observe any governmental or other consent or effect any registration, filing or other formality with which, in the opinion the Plan Company, it would be unable to comply or which it regards as unduly onerous, and/or (b) who has not provided the requisite confirmations and undertakings in their Account Holder Letter.

Information Agent means Lucid Issuer Services Limited, in its capacity as information agent for the Plan Company.

Information Agent Undertaking means the irrevocable undertaking from the Information Agent to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, amongst other things, be bound by the terms of this Restructuring Plan, in the form set out at Appendix E *(Form of Information Agent Undertaking)* to this Restructuring Plan.

Liability or **Liabilities** means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or any other jurisdiction, or in any manner whatsoever and any amounts which would be included but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

Lock-up Agreement means a lock-up agreement entered into between the Plan Company, certain other Group Companies, the members of the Committee and the Information Agent dated 30 April 2021.

Long-Stop Date means 11.59 p.m. (London time) on 30 June 2021 (or such later date as may be agreed with the consent of the Majority Participants).

Majority Participants has the meaning given to it in the Lock-up Agreement.

Nominated Recipient means a person appointed by a Bondholder to receive that Bondholder's Bonds Exchange Entitlement and who is able to give the confirmations specified in the Account Holder Letter.

Non-Responding Bondholder means a Bondholder who has not procured the delivery of a validly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline.

OGA means the Oil and Gas Authority.

Open Market means a sale in any market to a third party on arm's length terms, provided that to do so would not constitute a violation of, or require any registration or qualification under, the relevant laws of such jurisdiction.

Plan Claims means any Claim arising out of or in connection with the Bonds owed to Bondholders by the Plan Company in respect of principal and accrued but unpaid interest, as at the Record Time.

Plan Company means Hurricane Energy plc, a public limited company, incorporated and registered in England and Wales on 29 September 2004, as Blakedew 531 Limited, with registration number 05245689.

Plan Company's Solicitors means Dentons UK and Middle East LLP, as legal advisers to the Plan Company, the Guarantor Subsidiaries and Hurricane GWA Limited.

Plan Consideration means the consideration under the Restructuring Plan, being the Exchange Shares and the Commission Shares (if any).

Plan Effective Time means the date and time on which the Plan Company delivers an office copy of the Plan Sanction Order to the Registrar of Companies for registration.

Plan Meeting means a meeting of the Bondholders convened by the Plan Company pursuant to the order of the Court at the Convening Hearing for the purpose of considering and, if thought fit, approving the Restructuring Plan proposed by the Plan Company.

Plan Sanction Order means the order of the Court sanctioning the Restructuring Plan.

Plan Website means the website at https://deals.lucid-is.com/hurricane.

Principal Paying, Calculation and Transfer Agent means Elavon Financial Services DAC, UK Branch.

Principal Paying, Transfer and Conversion Agent means Elavon Financial Services DAC, UK Branch.

Proceeding means any Claim, process, suit, action, legal or other proceeding, including without limitation any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, restraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security.

Record Time means 5:00 p.m. on 2 June 2021 or if the date of the Plan Meeting changes, 5:00pm (London Time) on the date which is two Business Days before the Plan Meeting.

Registrar means Elavon Financial Services DAC.

Registrar of Companies means the Registrar of Companies of England and Wales.

Released Parties means:

(a)   the Plan Company;

(b)   each Group Company;

(c)   any director, officer and/or employee of the Plan Company or of any other Group Company as at the date of the Sanction Hearing;

(d)   each Adviser;

(e)   the Trustee;

(f)   the Security Trustee;

(g)   the Principal Paying, Calculation and Transfer Agent

(h)   the Principal Paying, Transfer and Conversion Agent;

(i)   the Registrar;

(j)   each member of the Committee; and

(k)   each Bondholder.

Restructuring means the financial restructuring of the Plan Company in accordance with and as implemented through this Restructuring Plan.

Restructuring Documents has the meaning given to it in the Restructuring Implementation Deed.

Restructuring Effective Date has the meaning given to it in the Restructuring Implementation Deed.

Restructuring Firm means PricewaterhouseCoopers LLP.

Restructuring Implementation Deed means the deed which provides for the implementation of the Restructuring, to be entered into by, among others, the Plan Company and the Trustee, the form of which is set out at Appendix A (*Restructuring Implementation Deed*) to this Restructuring Plan.

Restructuring Plan means this restructuring plan under Part 26A of the Companies Act proposed by the Plan Company with its Bondholders in its present form or with or subject to any modification, addition or condition approved or imposed and sanctioned by the Court or otherwise made in accordance with its terms.

Sanction Hearing means a hearing of the Court for the purpose of sanctioning this Restructuring Plan pursuant to section 901F of the Companies Act, anticipated to be held on 11 June 2021.

Security Trustee means U.S. Bank Trustees Limited, as proposed security trustee under the Transaction Security Documents.

Shares means ordinary shares with a nominal value of £0.001 each in the capital of the Plan Company.

Transaction Documents has the meaning given to it in the Amended and Restated Bond Trust Deed.

Transaction Security Documents has the meaning given to it in the Amended and Restated Bond Trust Deed.

Trustee means U.S. Bank Trustees Limited, as trustee in respect of the Bonds.

Trustee Release Letter means the document entitled "Trustee Release Letter" to be entered into by the Trustee, pursuant to which the Trustee grants the releases, waivers and standstill granted by the Bondholders under Clause 9.2 to 9.4 (inclusive) (*Releases*), Clause 9.6 (*Waivers*), and Clauses 9.7 to 9.8 (inclusive) (*Standstill*) of this Restructuring Plan .

UK Continental Shelf means the United Kingdom Continental Shelf.

Undertakings means the Guarantor Subsidiary Undertakings, the Information Agent Undertaking and the Holding Period Trustee Undertaking.

validly completed in relation to an Account Holder Letter means an Account Holder Letter which, to the satisfaction of the Information Agent, in its sole discretion:

(a)   has had each relevant part and section completed (including the required blocking information);

(b)   gives all required authorisations, confirmations and undertakings (including, if a Bondholder (or its Nominated Recipient, if applicable) wishes to receive its Bonds

Exchange Entitlement on the Restructuring Effective Date, pursuant to Part 4 (*Bondholder Confirmations and Securities Confirmation Form*)); and

(c) is executed by the Account Holder and the relevant Bondholder (and its Nominated Recipient, if applicable) in accordance with the instructions in the Account Holder Letter.

Voting Instructions Deadline means 5:00 p.m. on 2 June 2021, or if the date of the Plan Meeting changes, 5:00 p.m. (London Time) on the date which is two Business Days before the Plan Meeting.

1.2 In this Restructuring Plan, unless the context otherwise requires or as otherwise expressly provided, references to:

(a) Recitals, Clauses and Appendices are references to recitals and clauses of and an appendices to this Restructuring Plan;

(b) a **person** include a reference to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency and shall be construed as to include that person's successors in title, permitted transferees and permitted assigns and any person deriving title under or through that person;

(c) a statute, statutory provision or regulatory rule or guidance include references to the same as subsequently modified, amended or re-enacted from time to time;

(d) an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed under or in connection with it;

(e) the singular includes the plural and *vice versa* and words importing one gender shall include all genders;

(f) including shall be construed as references to including without limitation and **include**, **includes** and **included** shall be construed accordingly;

(g) a period of days shall include Saturdays, Sundays and public holidays and where the date which is the final day of a period of days is not a Business Day, that date will be adjusted so that it is the first following day which is a Business Day;

(h) the UK and **United Kingdom** are to the United Kingdom of Great Britain and Northern Ireland;

(i) GBP, **pounds sterling**, **sterling** or **£** are to the lawful currency of the United Kingdom;

(j) US **dollars**, **dollars**, **USD** or **US$** are to the lawful currency of the United States;

(k) time shall be to London time (Greenwich Mean Time or British Summer Time, as appropriate); and

(l) any amount specified in this Restructuring Plan (including in any definition) in respect of any Plan Consideration, includes the rounding down of any fractional entitlements in accordance with the terms of this Restructuring Plan.

2 RESTRUCTURING PLAN EFFECTIVENESS

2.1 This Restructuring Plan provides for a compromise and an arrangement between the Plan Company and each of the Bondholders in respect of all Plan Claims.

2.2 As soon as reasonably practicable following the granting of the Plan Sanction Order by the Court, the Plan Company shall deliver the Plan Sanction Order to the Registrar of Companies for registration in accordance with Part 26A of the Companies Act.

2.3 The terms of this Restructuring Plan shall become effective at the Plan Effective Time and shall be binding on all Bondholders, the Plan Company and each person that has undertaken to be bound by the terms of the Restructuring Plan in accordance with the relevant Undertaking and their respective successors and assigns.

2.4 On and from the Plan Effective Time, all of the right, title and interest of the Bondholders to Plan Claims shall be subject to the compromises and arrangements set out in this Restructuring Plan.

2.5 As soon as reasonably practicable following the Plan Effective Time, the Plan Company shall:

(a) notify the Bondholders and the Holding Period Trustee that the Plan Effective Time has occurred by instructing the Information Agent to place a copy of the Plan Sanction Order and a notice on the Plan Website which shall state on its face the date and time of the Plan Effective Time;

(b) make an RNS announcement that the Plan Effective Time has occurred and upload a copy of that notice with a copy of the Plan Sanction Order to the Plan Company's website https://www.hurricaneenergy.com; and

(c) separately, give written notice that the Plan Effective Time has occurred to:

(i) the Trustee and the Security Trustee;

(ii) AIM; and

(iii) the OGA.

3 AUTHORISATION TO EXECUTE AND UNDERTAKING TO BE BOUND BY THE RESTRUCTURING DOCUMENTS

3.1 In consideration for the rights accruing to the Bondholders under the Restructuring Plan, including the rights to be acquired by the Bondholders, each Bondholder (on its own behalf and on behalf of any Nominated Recipient) hereby irrevocably authorises, appoints, instructs and empowers the Plan Company as its true and lawful agent and attorney (acting by its directors or other duly authorised representatives) (the **Attorney**) to, on and from the Plan Effective Time:

(a) sign, enter into, execute and deliver (whether as a deed or otherwise) each Restructuring Document to which it will be a party for and on behalf of that Bondholder, such that each Bondholder will become a party to and be bound by those Restructuring Documents;

(b) sign, enter into, execute and deliver all such deeds, documents, agreements, instruments, transfers, notices, confirmations, consents, orders, directions or instructions scheduled to, referred to in and/or contemplated by the Restructuring Implementation Deed, including all other Restructuring Documents, in each case which are required to be executed and/or delivered by or on its behalf;

(c) take any such steps or actions as may be reasonably necessary or desirable to give effect to the terms of the Restructuring Plan, the Restructuring Implementation Deed and the other Restructuring Documents, including, without limitation, giving any instructions to the Holding Period Trustee to the extent required in order to give effect to the terms of the Restructuring Plan, the Restructuring Implementation Deed and those other Restructuring Documents;

(d) agree on its behalf (and following consultation with the relevant Advisers) to any amendments to the Restructuring Implementation Deed and the other Restructuring Documents, provided that (i) those amendments are not inconsistent with the terms of the Lock-up Agreement or the Restructuring Implementation Deed and (ii) in each case, which the Attorney and (if applicable) the other person(s) to be party to the relevant Restructuring Documents may deem (acting reasonably and in good faith) necessary or desirable in order to:

   (i) ensure that the information and categories of information contained, or referred to, in the Allocation and Entitlement Table, any schedule, annex or similar, signature blocks, lists of parties and parties provisions, notice details, legal entity names or registration numbers or blanks or placeholders in those Restructuring Documents reflect the relevant information and categories of information as at the applicable date (and the elections made in the Account Holder Letters delivered by Account Holders on behalf of the Bondholders);

   (ii) complete any blanks (including, without limitation, any dates, times, bank account details, notice provisions or legal entity name), lists of parties and/or signature blocks;

   (iii) correct any manifest error;

   (iv) ensure that those Restructuring Documents may be duly executed and delivered;

   (v) ensure that those Restructuring Documents are legal, valid, binding and enforceable upon the parties to them in accordance with the terms of this Restructuring Plan and their terms; and/or

   (vi) take into account any modification of, or addition to, this Restructuring Plan and/or any other Restructuring Documents approved or imposed by the Court in accordance with Clause 8 (*Modification of the Restructuring Plan*).

3.2 Each Bondholder irrevocably authorises, empowers and instructs the Trustee on and from the Plan Effective Time to:

(a) enter into, execute and deliver (whether as a deed or otherwise) each of the following documents:

(i) the Restructuring Implementation Deed; and

(ii) each other Restructuring Document to which it is a party;

(b) provide the waivers and releases expressed to be given by or on behalf of the Trustee in the Trustee Release Letter and each other Restructuring Document;

(c) take each step under the Restructuring Implementation Deed and other Restructuring Documents expressed to be taken by or on behalf of the Trustee; and

(d) do or procure to be done all such acts and things as may be reasonably necessary or desirable for the purposes of giving effect to the Restructuring Plan and the Restructuring.

3.3 Each of the Guarantor Subsidiaries, the Information Agent and the Holding Period Trustee have severally agreed to:

(a) be bound by and to perform their respective obligations under this Restructuring Plan; and

(b) execute any documents to which they are expressed to be party and to take any steps that are reasonably required of them by the capacity under the terms of the Restructuring Plan,

in each case, on and subject to the terms of their respective Undertakings.

3.4 The Trustee and the prospective Security Trustee have delivered to the Plan Company the Agreement to Deliver Documents.

3.5 The authority granted or conferred by this Clause 3 shall be treated for all purposes as having been granted by deed and the Plan Company shall be entitled to delegate the authority granted or conferred by this Clause 3 to any person it deems necessary or desirable.

3.6 For the avoidance of doubt, and notwithstanding any other provision of this Clause 3, each Bondholder hereby confirms that it agrees to, shall be bound by and shall comply with, each of its obligations under each of the Restructuring Implementation Deed and each of the other Restructuring Documents at such time as such document shall become effective in accordance with the terms of the Restructuring Implementation Deed or, as applicable, the other relevant Restructuring Document.

3.7 The authorities, appointments and instruction granted in accordance with this Clause 3 shall automatically expire on the earlier of (a) the termination of the Restructuring Plan in accordance with Clause 10 (*Termination*), (b) 10 Business Days after the Restructuring Effective Date and (c) in relation to each Restructuring Document, the date that Restructuring Document is fully executed by the relevant parties to it.

4 RECORD TIME

4.1 All Plan Claims and their resulting entitlements under this Restructuring Plan shall be determined by the Plan Company as at the Record Time on the basis of information provided to it by the Information Agent.

4.2 Any successors, assignees or transferees of a Bondholder after the Record Time shall be bound by the terms of this Restructuring Plan and will be a Bondholder for the purposes of the Restructuring Plan.

5 IMPLEMENTATION OF THE RESTRUCTURING PLAN

5.1 The Plan Company shall:

(a) as soon as reasonably practicable following the Plan Effective Time:

(i) enter into the Restructuring Implementation Deed; and

(ii) use all reasonable endeavours to procure that the Restructuring Implementation Deed shall be entered into by or on behalf of all other persons intended to be party thereto; and

(b) use all reasonable endeavours to procure that, as soon as reasonably practicable after the Plan Effective Time, each of the Conditions Precedent shall be satisfied (unless waived in accordance with the terms of the Restructuring Implementation Deed).

5.2 Following the Plan Effective Time, the Plan Company and the Bondholders shall take such other steps and/or actions as may be reasonably necessary or desirable to implement the Bonds Exchange and the other transactions contemplated in the Restructuring Implementation Deed and the other Restructuring Documents in accordance with the terms of the Restructuring Implementation Deed and such other Restructuring Documents.

5.3 In consideration of the Bondholders' subscription for the Exchange Shares, the Plan Company shall pay a commission to the Bondholders to the extent that the total number of Exchange Shares is less than 37,845,559,564 Shares. The commission shall be £0.001 for every Share that the total number of Exchange Shares is less than 37,845,559,564 Shares and the Plan Company's obligation to pay such commission shall be satisfied by the issuance of the Commission Shares to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee).

6 RECEIVING BONDS EXCHANGE ENTITLEMENTS

6.1 Subject to Clauses 6.2, 6.3 and 7, each Bondholder shall, subject to the provisions of the Restructuring Documents, be entitled to receive its Bonds Exchange Entitlement.

6.2   For a Bondholder (or its Nominated Recipient, as applicable) to receive its Bonds Exchange Entitlement on the Restructuring Effective Date, that Bondholder must have submitted (or procured that its Account Holder submitted on its behalf) a validly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline.

6.3   If a Bondholder is (i) a Non-Responding Bondholder or (ii) an Ineligible Bondholder who has not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline:

(a)   Clause 7 (*Holding Period Trust in relation to Plan Consideration*) shall apply to all of such Bondholder's Bonds Exchange Entitlement which would otherwise, on the Restructuring Effective Date, have been transferred to that Bondholder (or its Nominated Recipient, if a Nominated Recipient had been appointed); and

(b)   its Bond Exchange Entitlement may be claimed from, or directed to be sold by, the Holding Period Trustee during the Holding Period by submission of such validly completed documentation as is required by the Holding Period Trustee by no later than 10 Business Days prior to the Holding Period Trust Expiry Date (subject to the terms of the Holding Period Trust Deed).

6.4   In the event that a Bondholder wishes to procure that a Nominated Recipient receives all or part of its Bonds Exchange Entitlement it must, in addition to complying with clause 6.2 or 6.3(b), also ensure that the proposed Nominated Recipient

(a)   is an Eligible Person; and

(b)   if that Nominated Recipient is to receive all or part of a Bonds Exchange Entitlement on the Restructuring Effective Date, is nominated in Part 3 (*Nominated Recipients*) of the Bondholder's validly completed Account Holder Letter; or

(c)   if that Nominated Recipient is to receive all or part of a Bonds Exchange Entitlement (or the proceeds of its sale) from the Holding Period Trustee during the Holding Period, is nominated as a Nominated Recipient in such validly completed documentation as is required and received by the Holding Period Trustee by no later than 10 Business Days prior to the Holding Period Trust Expiry Date.

6.5   If a Non-Responding Bondholder or Ineligible Bondholder who has not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline does not claim (or direct the sale of) its Bonds Exchange Entitlement from (or by) the Holding Period Trustee prior to the Holding Period Trust Expiry Date (in accordance with, and subject to, the terms of the Holding Period Trust Deed), its Bonds Exchange Entitlement shall, without further notice, be returned by the Holding Period Trustee to the Plan Company and cancelled, as more particularly described in the Holding Period Trust Deed.

Fractional allocations

6.6   Fractions of Exchange Shares or Commission Shares shall not be allotted or issued by the Plan Company under the Restructuring Plan to Bondholders or, in accordance with Clause 7.3, the Holding Period Trustee. Any Bondholder who would otherwise have been entitled to a fraction of an Exchange Share or Commission Share under the Bonds Exchange shall have its entitlement reduced to the next whole number of Exchange Shares or Commission Shares (as the case may be).

6.7 Following the Restructuring Effective Date, Bondholders will only be able to hold Bonds in integrals (in excess of the minimum denomination of US$150,000) of US$1 of the principal amount, and any fractions shall be rounded down to the next whole US$.

7 HOLDING PERIOD TRUST IN RELATION TO PLAN CONSIDERATION

7.1 No Exchange Shares or Commission Shares will be issued or delivered by the Plan Company to a Bondholder on the Restructuring Effective Date if that Bondholder is a Non-Responding Bondholder.

7.2 No Exchange Shares or Commission Shares will be issued or delivered by the Plan Company to a Bondholder (or its Nominated Recipient, if applicable) on the Restructuring Effective Date where (i) such Bondholder is an Ineligible Bondholder or (ii) an Ineligible Bondholder's Nominated Recipient is not an Eligible Person.

7.3 If Clauses 7.1 or 7.2 apply, the Bonds Exchange Entitlement of the relevant Bondholder will be issued to the Holding Period Trustee on the Restructuring Effective Date who will hold the relevant Exchange Shares or Commission Shares on trust for the relevant Bondholder for the Holding Period or, to the extent that a Bondholder has instructed the Holding Period Trustee to do so at any point during the Holding Period, as soon as practicable sell in the Open Market its Bonds Exchange Entitlement, in each case, in accordance with, and subject to, the provisions of the Holding Period Trust Deed.

8 MODIFICATION OF THE RESTRUCTURING PLAN

8.1 Subject to Clause 8.2 and 8.3 below, each Bondholder hereby agrees that the Plan Company may, at the Sanction Hearing, consent on behalf of itself and each of the Bondholders to any modification of this Restructuring Plan which the Court may think fit to approve or impose (**Court Modification**) which is necessary for the implementation of the Restructuring.

8.2 If a Court Modification could reasonably be expected, directly or indirectly, to (a) have an adverse effect on the rights or interest of a Bondholder or (b) impose any additional or new obligation on a Bondholder, such modification will require the prior written consent of that Bondholder.

8.3 None of the Trustee, Security Trustee, the Principal Paying, Calculation and Transfer Agent or Registrar will be obliged to enter into any Restructuring Document modified by the Court at the Sanction Hearing where the effect of such modification would have the effect of:

(a) exposing the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent or Registrar to any liability against which they have not been indemnified and/or secured and/or pre-funded to their satisfaction; or

(b) increasing the obligations or duties, or decreasing the rights or protection, of the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent or Registrar in the Transaction Documents.

9 BONDHOLDER UNDERTAKINGS, RELEASES AND WAIVERS

9.1 In consideration for the Bonds Exchange Entitlements conferred on the Bondholders in accordance with Clause 6 (*Receiving Bonds Exchange Entitlements*), each Bondholder hereby gives the undertakings, releases and waivers in this Clause 9.

Releases

9.2 With effect on and from the Restructuring Effective Date, each Bondholder, subject to Clauses 9.3 and 9.4, irrevocably, unconditionally, fully and absolutely:

(a) waives, releases and discharges each and every Liability of a Released Party to that Bondholder which each Released Party ever had, may have or hereafter can, shall or may have in relation to or arising out of or in connection with:

(i) the preparation, negotiation, sanction, execution or implementation of the Restructuring Plan (including, but not limited to, the Restructuring Implementation Deed and each other Restructuring Document) and/or the Restructuring; and/or

(ii) any event or circumstances arising in the period from 23 September 2020 to the Restructuring Effective Date which caused or contributed to, directly or indirectly, the requirement for the Restructuring;

(b) discharges and exonerates the Trustee from all Liability which it may have or may become responsible for under the Bond Trust Deed, or the Bonds in respect of any act or omission of it in connection with this Restructuring Plan and/or or any of the Restructuring Documents;

(c) irrevocably waives any Claim that the Bondholders may have against the Trustee arising as a result of any loss or damage which the Bondholders may suffer or incur as a result of the Trustee acting in accordance with this Restructuring Plan, the Restructuring Implementation Deed and each other Restructuring Document, and further confirms that the Bondholders will not seek to hold the Trustee liable for any such loss or damage; and

(d) expressly agrees and undertakes to indemnify and hold harmless the Trustee from and against all Liabilities which may be suffered or incurred by it as a result of any Claims (whether or not successful, compromised or settled), actions, demands or proceedings brought against the Trustee and against all Liabilities which the Trustee may suffer or incur which in any case arise as a result of the Trustee acting in accordance with the Restructuring Plan, the Restructuring Implementation Deed, or any other Restructuring Documents.

9.3 Nothing in Clause 9.2 shall release, waive or discharge any Liability:

(a) in respect of any Released Party's gross negligence, wilful misconduct or fraud; or

(b) of any Adviser arising under or relating to a duty of care to such Adviser's client or arising under a duty of care to another person which has been specifically accepted or acknowledged in writing by the relevant Adviser.

9.4 Nothing in Clause 9.2 shall waive, release, discharge or reduce the outstanding principal amount of US$230,000,000 of the Bonds other than in accordance with the Restructuring Implementation Deed and other Restructuring Documents and provided that the Restructuring Effective Date occurs.

Waivers

9.5 With effect on and from the Restructuring Effective Date each Bondholder hereby waives any Potential Event of Default or Event of Default (each as defined in (a) the Bond Trust Deed as amended and restated as the "First Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed and (b) the Amended and Restated Bond Trust Deed) which may, in each case, have arisen under Condition 8(F) and Condition 8(G) of the applicable terms and conditions of the Bonds from any action taken by the Plan Company or any Group Company in connection with the Restructuring Plan, the Restructuring Documents and/or the Restructuring.

Undertaking

9.6 With effect on and from the Plan Effective Time, each Bondholder irrevocably ratifies and confirms everything which the Plan Company may lawfully do or cause to be done in accordance with the authority conferred by Clause 3 (*Authorisation to Execute and Undertaking to be bound by the Restructuring Documents*) of this Restructuring Plan.

Standstill

9.7 On and from the Plan Effective Time, each of the Bondholders, subject to Clause 9.8, shall not, and shall procure that its respective Affiliates shall not, commence or continue, or instruct, direct or authorise any other person to commence or continue any Proceedings or other judicial, quasi-judicial, administrative or regulatory process in any jurisdiction whatsoever against any Released Party, in each case in relation to or arising out of or in connection with:

(a) the negotiation, preparation, implementation and/or consummation of this Restructuring Plan and the Restructuring; and

(b) the execution of the Restructuring Documents or the taking of any steps necessary or desirable to implement the transactions contemplated in this Restructuring Plan and the Restructuring Documents.

9.8 However, Clause 9.7 shall not:

(a) in any way impair or prejudice any rights of any Bondholder or any other person arising under any Restructuring Document or any remedy in respect of such right;

(b) apply to any Claim or Liability in respect of fraud, gross negligence or wilful misconduct by any Released Party;

(c) oblige any Bondholder to take any action whatsoever; and/or

(d) in any way impair or prejudice any rights of a Bondholder to seek directions from the Court in relation to the terms of this Restructuring Plan.

9.9   A Released Party shall be entitled to enforce and enjoy the benefit of, and rely upon, this Clause 9 whether or not it is a party to this Restructuring Plan. The parties to this Restructuring Plan shall not be entitled to rescind or vary any term of this Clause 9 in a manner prejudicial to a Released Party without the consent of the relevant Released Party.

10   **TERMINATION**

10.1   If:

(a)   the Restructuring Effective Date does not occur on or before the Long-Stop Date; or

(b)   the Restructuring Implementation Deed terminates in accordance with its terms before the Restructuring Effective Date,

the terms of and obligations on, and rights granted to, the parties under or pursuant to this Restructuring Plan shall lapse and all the compromises and arrangements provided by this Restructuring Plan and any release granted pursuant to this Restructuring Plan shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the Bondholders shall not be affected and shall be reinstated and remain in full force and effect.

11   **NATURE OF THE RESTRUCTURING IMPLEMENTATION DEED**

For the avoidance of doubt, the Restructuring Implementation Deed and each other Restructuring Document, and any actions taken pursuant to the Restructuring Implementation Deed or such Restructuring Document, shall be part of this Restructuring Plan.

12   **COSTS AND EXPENSES**

The Plan Company shall pay or procure payment in full of all costs, charges, expenses and disbursements incurred by it (including for the avoidance of doubt of all costs, charges, expenses and disbursements reasonably incurred by the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent and/or Registrar and each other Adviser's fees in accordance with their respective terms of engagement) in connection with the negotiation, preparation and implementation of this Restructuring Plan as and when they arise including, but not limited to, the costs of holding the Plan Meeting, the costs of obtaining the Plan Sanction Order, the costs of placing any notices required by or in connection with this Restructuring Plan. This Clause shall survive termination of this Restructuring Plan.

13   **RIGHTS OF THIRD PARTIES**

13.1   For the avoidance of doubt, each Released Party may enforce and rely on any provision of this Restructuring Plan in its favour.

13.2   Save for the persons referred to in clause 13.1, unless otherwise expressly provided in this Restructuring Plan, the Restructuring Implementation Deed or any other Restructuring Document, no provision of this Restructuring Plan (whether express or implied) is enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to it.

14   PARTIAL INVALIDITY

If at any time any provision of this Restructuring Plan is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of that provision under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision of this Restructuring Plan under the law of that jurisdiction shall in any way be affected or impaired thereby.

15   GOVERNING LAW AND JURISDICTION

15.1   This Restructuring Plan and any non-contractual obligations arising out of or in connection with this Restructuring Plan shall be governed by and construed in accordance with the laws of England and Wales.

15.2   The Bondholders and the Plan Company hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or Proceeding and to settle any dispute which arises out of or in connection with the terms of this Restructuring Plan or its implementation or out of any action taken or omitted to be taken under this Restructuring Plan or in connection with the administration of this Restructuring Plan and for such purposes the Bondholders and the Plan Company irrevocably submit to the jurisdiction of the English courts, provided, however, that nothing in this Clause 15 shall affect the validity of other provisions determining governing law and jurisdiction as between the Plan Company and any of the Bondholders, whether contained in contract or otherwise.

15.3   The terms of this Restructuring Plan and the obligations imposed on the Plan Company and the Bondholders (and, for the avoidance of doubt, any terms and obligations which may be construed as being imposed on the Guarantor Subsidiaries and any other member of the Group) under this Restructuring Plan shall take effect subject to any prohibition or condition imposed by applicable law.

16   FUTURE LIQUIDATION OR ADMINISTRATION

This Restructuring Plan shall be unaffected by any liquidation or administration or any analogous proceeding (in any jurisdiction) of the Plan Company after the Restructuring Effective Date and shall, in those circumstances, continue according to its terms.

17   CONFLICT

In the event of a conflict or inconsistency between the provisions of this Restructuring Plan, the Companies Act, the AIM Rules or any other act and/or rule or regulation, for the purposes of Restructuring Plan, and to the extent such acts and/or rules or regulations permit, the provisions of this Restructuring Plan shall prevail.

Dated this [•] day of [•] 2021

Appendix A – Restructuring Implementation Deed

DATED __ June 2021

HURRICANE ENERGY PLC
as the Plan Company

HURRICANE HOLDINGS LIMITED
and
HURRICANE GLA LIMITED
as Guarantor Subsidiaries

LUCID ISSUER SERVICES LIMITED
as Information Agent

LUCID ISSUER SERVICES LIMITED
as Holding Period Trustee

U.S. BANK TRUSTEES LIMITED
as Trustee

ELAVON FINANCIAL SERVICES DAC UK BRANCH
as Paying, Calculation and Transfer Agent

ELAVON FINANCIAL SERVICES DAC
as Registrar

RESTRUCTURING IMPLEMENTATION DEED

Table of Contents

THIS DEED is dated ___ June 2021 and made between:

(1)   **HURRICANE ENERGY PLC**, a company incorporated under the laws of England & Wales with company number 05245689 and its registered address at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN (the "**Plan Company**");

(2)   **HURRICANE HOLDINGS LIMITED**, a company incorporated under the laws of England & Wales with company number 10654801 and its registered address at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN ("**Holdings**");

(3)   **HURRICANE GLA LIMITED**, a company incorporated under the laws of England & Wales with company number 10656211 and its registered address at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN ("**GLA**" and together with Holdings, the "**Guarantor Subsidiaries**" and each a "**Guarantor Subsidiary**");

(4)   **LUCID ISSUER SERVICES LIMITED**, a company incorporated under the laws of England & Wales with company number 5098454 and its registered address at Tankerton Works, 12 Argyle Walk, London WC1H 8HA in its capacity as information agent (the "**Information Agent**");

(5)   **LUCID ISSUER SERVICES LIMITED**, a company incorporated under the laws of England & Wales with company number 5098454 and its registered address at Tankerton Works, 12 Argyle Walk, London WC1H 8HA, in its capacity as holding period trustee (the "**Holding Period Trustee**");

(6)   **U.S. BANK TRUSTEES LIMITED**, a company incorporated under the laws of England & Wales with company number 02379632 and its registered address at 125 Old Broad Street, Fifth Floor, London EC2N 1AR in its capacity as trustee in connection with the Bonds ("**Trustee**");

(7)   **ELAVON FINANCIAL SERVICES DAC,** a Designated Activity Company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, Ireland, acting through its UK Branch from its establishment at 125 Old Broad Street, Fifth Floor, London EC2N 1AR (registered with the Registrar of Companies for England and Wales under Registration No. BR020005) as paying, transfer and calculation agent (the "**Paying, Calculation and Transfer Agent**"); and

(8)   **ELAVON FINANCIAL SERVICES DAC** a Designated Activity Company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, Ireland as registrar (the "**Registrar**").

together, the "**Parties**" and each a "**Party**".

BACKGROUND

(A) On 30 April 2021, the Plan Company together with the Guarantor Subsidiaries, GWA, the Information Agent and the members of the Committee at that date entered into the Lock-up Agreement.

(B) The Restructuring as contemplated by the Lock-up Agreement envisaged that the Plan Company would propose the Restructuring Plan. Accordingly:

(a) the Practice Statement Letter was circulated on 30 April 2021;

(b) a convening hearing was held on [21] May 2021 at which the Court ordered the convening of the Plan Meeting to vote on the Restructuring Plan;

(c) the Plan Meeting was held on [4] June 2021;

(d) following approval of the Restructuring Plan at the Plan Meeting, a sanction hearing was held on [11] June 2021 and the Court sanctioned the Restructuring Plan by the Plan Sanction Order; and

(e) the Plan Sanction Order was lodged with the Registrar of Companies on [11] June 2021, and the Plan Effective Time occurred.

(C) The Parties have agreed to enter into this Deed for the purpose of implementing the Restructuring to give effect to the terms of the Restructuring Plan and the Lock-up Agreement and to formalise the consents, instructions, waivers, releases, conditions precedent, steps and timing required to implement the Restructuring, subject to the satisfaction or waiver of the Conditions Precedent, in accordance with the terms of the Restructuring Plan, the Implementation Steps and the Restructuring Implementation Documents.

(D) It is intended that this document takes effect as a Deed notwithstanding the fact that a Party may only execute this document under hand.

IT IS AGREED as follows:

1. Definitions and interpretation

1.1 Definitions

Capitalised terms used in this Deed that are not otherwise defined shall have the meanings given to them in the Restructuring Plan:

"**Accruals**" has the meaning given to it in the Holding Period Trust Deed.

"**Admission**" means admission of the Exchange Shares and Commission Shares (if any) to AIM as listed securities, and a reference to admission to listing becoming "effective" is to be construed in accordance with rule 6 of the AIM Rules.

"**Agreed Form**" means as agreed between the Plan Company and the Committee, as confirmed by the Plan Company's Solicitors and the Committee's Solicitors.

"**Agreed Rate**" means either GBP1: US$1.40 being the Sterling:US Dollar rate of exchange quoted by Barclays as at 11.00 a.m. (London Time) on 13 May 2021 or where the Sterling:US Dollar rate of exchange quoted by Barclays as at 5.00 p.m. (London Time) on the day which is two days immediately prior to the Restructuring Effective Time (as ascertained by the Plan Company acting reasonably) is more favourable to the holders of US Dollars, such later rate of exchange.

"**AIM Application**" means an application for Admission to AIM.

"**AIM Application Date**" has the meaning given to in in Clause 6 (*Application for Admission*).

"**AIM Rules**" means the AIM Rules for Companies published by the London Stock Exchange, as in force from time to time.

"**Allocation and Entitlement Table**" means an excel spreadsheet prepared by the Information Agent showing the number of Exchange Shares and Commission Shares (if any) to be issued (i) to or at the instruction of each Eligible Recipient and (ii) to the Holding Period Trustee.

"**Amended and Restated Bond Trust Deed**" means the document set out in Schedule 2 (*Second Amended and Restated Trust Deed*) to the Amendment and Restatement Agreement relating to the Bond Trust Deed.

"**Amended and Restated Global Bond**" means the document set out in Schedule 4 (*Form of Global Bond*) of the Amendment and Restatement Agreement relating to the Bond Trust Deed.

"**Amended and Restated Agency Agreement**" means the document set out in Schedule 1 (*Amended and Restated Agency Agreement*) in the Amendment and Restatement Agreement relating to the Paying, Calculation and Transfer Agency Agreement.

"**Amendment and Restatement Agreement relating to the Bond Trust Deed**" means the document entitled "*Amendment and Restatement Agreement*" to be entered into between the Plan Company, GLA, Holdings, the Trustee and the Security Trustee on the Restructuring Effective Date, in the form filed for the Convening Hearing, with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan.

"**Amendment and Restatement Agreement relating to the Paying, Calculation and Transfer Agency Agreement**" means the document entitled "*Amendment and Restatement Agreement*" to be entered into between the Plan Company, the Trustee, the Security Trustee, the Paying, Calculation and Transfer Agent and the Registrar on the Restructuring Effective Date, in the form filed for the Convening Hearing, with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan.

"**Authorisation**" means any authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"**Bondholder**" means a person with a Book Entry Interest as at the Record Time.

"**Clearing Systems**" means Euroclear and Clearstream and, in each case, any successor thereof.

"**Clearing System Instruction**" means the written order notifying each Clearing System of the amendments to the Bonds pursuant to the Amendment and Restatement Agreement relating to the Bond Trust Deed.

"**Commission Shares**" means the Shares which may be allotted by the Plan Company and issued to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Recipient by the Voting Instructions Deadline, the Holding Period Trustee) as commission under section 553 of the Companies Act and article 11 of the Plan Company's articles of association in an amount (if any) equivalent to the number of Shares equal to the difference between the number of Exchange Shares and 37,845,559,564 Shares pursuant to the operation of Clause 7.7 and Clause 7.14 (*Implementation Steps*).

"**Common Depositary Notice**" means the written notice to the Common Depositary in respect of the amendments to the Global Bond pursuant to the Amendment and Restatement Agreement relating to the Bond Trust Deed.

"**Committee's Solicitors**" means Akin Gump LLP and Akin Gump Strauss Hauer and Feld LLP.

"**Companies Act**" means the Companies Act 2006.

"**Conditions Precedent**" means:

(a)   the Funds Flow has been delivered by the Plan Company to Houlihan as financial adviser to the Committee;

(b)   confirmation from or on behalf of the Plan Company to the Committee's Solicitors that the Plan Company has submitted the AIM Application to AIM in accordance with Clause 6 (*Application for Admission*);

(c)   confirmation from or on behalf of the Plan Company to the Committee's Solicitors that the Allocation and Entitlement Table has been delivered by the Information Agent to the Plan Company;

(d)   confirmation from or on behalf of the Plan Company that the Plan Company and GLA have received OGA Consent; and

(e)   confirmation from or on behalf of the Plan Company to the Committee's Solicitors that the Plan Sanction Order has been delivered to the Registrar of Companies and that the Plan Effective Time has occurred.

"**Convening Hearing**" means the hearing held on 21 May 2021 for an order granting certain directions in relation to the Restructuring Plan.

"**Corporate Governance Board Resolution**" means the Agreed Form written board resolution of the Plan Company adopting the QCA Corporate Governance Code and establishing the Governance Committees.

"**CREST**" means the relevant system, as defined in the CREST Regulations in respect of which Euroclear UK & Ireland Limited (previously CREST Co Limited) is the operator (as defined in the CREST Regulations).

"**CREST Regulations**" means Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755)(as amended).

"**Deed Effective Date**" has the meaning given to it in Clause 2.2 (*Effectiveness*).

"**Deed of Charge**" means the deed of charge to be entered into by the Plan Company, Holdings, GLA as Chargors, and the Security Trustee and the Trustee on the Restructuring Effective Date, in the form filed for the Convening Hearing, with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan.

"**Deed Poll**" means the Agreed Form deed poll executed by the Plan Company in favour of each of the Plan Company's shareholders under which the Plan Company shall undertake (i) to maintain the Governance Principles in place unless otherwise approved by ordinary resolution of shareholders in general meeting of the Plan Company and (ii) at the 2022 AGM or the next general meeting (other than the 2021 AGM) of the Plan Company, to propose appropriate resolutions to shareholders of the Plan Company to amend the articles of association of the Plan Company so that the Governance Principles shall be maintained in place unless otherwise approved by ordinary resolution of shareholders of the Plan Company in general meeting .

"**Designated Account**" means, in relation to a Bondholder, the Clearing System account of its Account Holder specified in the relevant Account Holder Letter and, in relation to a Nominated Recipient, the Clearing System or CREST account specified in the relevant Account Holder Letter.

"**Eligible Recipient**" means a Bondholder or a Nominated Recipient who has provided the confirmations, warranties and undertakings in Annexes A and B of Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) in a validly completed Account Holder Letter delivered to the Information Agent by the Voting Instructions Deadline.

"**Enlarged Ordinary Share Capital**" means the issued ordinary share capital of the Plan Company as will be enlarged following the issue of the Exchange Shares and the Commission Shares (if any).

"**Equity Registrar**" means Computershare Investor Services PLC.

"**Evercore**" means Evercore Partners International LLP.

"**Exchange Shares**" means the Shares to be allotted by the Plan Company and issued to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Recipient by the Voting Instructions Deadline, the Holding Period Trustee) in consideration for the release of a principal amount of US$50,000,000 of the Bonds pursuant to the Restructuring Plan and the Amendment and Restatement Agreement to the Bond Trust Deed following amendment in accordance with Clause 7.7 and Clause 7.14 (*Implementation Steps*).

"**Existing Documents**" means any existing agreement or other document entered into by any Party in connection with the issue of the Bonds.

"**Explanatory Statement**" means the explanatory statement in relation to the Restructuring Plan issued by the Plan Company on 21 May 2021 pursuant to section 901D of the Companies Act and uploaded to the Plan Website, explaining (among other things) the effect of the compromise or arrangement proposed by the Restructuring Plan.

"**Funds Flow**" means the funds flow statement showing in sufficient detail the flow of funds for the Group on or around the Restructuring Effective Time, in the form agreed between the Plan Company and Houlihan (in its capacity as financial adviser to the Committee).

"**Governance Committees**" means the nomination committee, the audit committee and the remuneration committee created and maintained by the Plan Company.

"**Governance Principles**" means the QCA Corporate Governance Code and the establishment and maintenance of the Governance Committees by the Plan Company.

"**GWA**" means Hurricane GWA Limited, a company incorporated under the laws of England & Wales with company number 10656130 and its registered address at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN.

"**Holding Period Trust Deed**" means a trust deed to be entered into between the Plan Company, the Holding Period Trustee and the Information Agent setting out the terms of the bare trust on which the Holding Period Trustee will hold all Exchange Shares and Commission Shares issued to the Holding Period Trustee in accordance with clause 7.11 (*Holding Period Trust in relation to Plan Consideration*) of the Restructuring Plan, together with the Accruals (as defined in the Holding Period Trust Deed), in the form filed for the Convening Hearing, with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan.

"**Houlihan**" means Houlihan Lokey EMEA LLP.

"**Implementation Steps**" means the steps to implement the Restructuring as set out in sub-paragraphs 7.4 to 7.21 (inclusive) of Clause 7 (*Implementation Steps*) and "**Implementation Step 1, 2, 3, etc.**" shall refer to the relevant step as further described under that heading in Clause 7 (*Implementation Steps*).

"**Interest**" means any cash pay interest on the Bonds that has accrued and has not been paid.

"**Intercompany Loan Capitalisation**" means the partial capitalisation of the unsecured intercompany loan owing by GLA to the Plan Company such that, after the capitalisation, the amount owing by GLA to the Plan Company is US$ 180,000,000 (or such other amount as may be agreed by the Plan Company and the Committee) and otherwise on such terms and implemented in such a manner as approved by the Plan Company and the Committee (with approval confirmed by the Plan Company's Solicitors and the Committee's Solicitors).

"**Lancaster Field FDP**" has the meaning given it in the Amended and Restated Bond Trust Deed.

"**Legal Advisers**" means:

(a)   the Committee's Solicitors;

(b)   the Plan Company's Solicitors; and

(c)   Hogan Lovells International LLP as legal advisers to the Trustee, the Security Trustee, the Paying, Calculation and Transfer Agent and the Registrar.

"**Legal Reservations**" means:

(a)   the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)   the time barring of claims under the Limitation Act 1980 and the Foreign Limitation Periods Act 1984, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)   that any provision requiring a party to indemnify a person in relation to legal costs may not necessarily be enforced by a court;

(d)   that any additional interest or payment of compensation imposed in circumstances of breach or default under any relevant agreement may be held to be unenforceable on the grounds that it is a penalty; and

(e)   similar principles, rights and defences under the laws of any relevant jurisdiction.

"**Information Agent Undertakings**" means the irrevocable undertaking from the Information Agent to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, among other things, be bound by the terms of the Restructuring Plan in the form set out at Appendix E(*Form of Information Agent Undertaking*) to the Restructuring Plan.

"**Majority Participant Confirmation**" means confirmation provided by the Majority Participants to the Committee's Solicitors.

"**OGA Consent**" means the consent of the OGA for the Plan Company and GLA to make an amendment to the Lancaster Field FDP to permit production with flowing bottom hole pressure up to 300 psi below the bubble point of the fluid (1605psia at 1240m TVDSS).

"**Original Principal Amount**" means US$230,000,000.00 being the principal amount outstanding under and in respect of the Bonds from issuance to immediately prior to Implementation Step 2, and shall for the avoidance of doubt not include any accrued but unpaid Interest.

"**Paying, Transfer and Conversion Agency Agreement**" means the Paying, Transfer and Conversion Agency Agreement dated 24 July 2017 between the Plan Company as issuer, the Trustee, the Paying, Calculation and Transfer Agent (in its capacity as the Principal Paying, Transfer and Conversion Agent (defined therein)) and the Registrar.

"**Plan Company's Solicitors**" means Dentons UK and Middle East LLP.

"**Plan Documents**" means each of:

(a) the Practice Statement Letter;

(b) the Explanatory Statement;

(c) the Plan Meeting Notice;

(d) the Agreement to Deliver Documents;

(e) the Guarantor Subsidiary Undertakings;

(f) the Information Agent Undertakings;

(g) the Restructuring Plan;

(h) the Plan Sanction Order; and

(i) the Account Holder Letters.

"**Plan Effective Time**" means the date and time on which the Plan Company delivers an office copy of the Plan Sanction Order to the Registrar of Companies for registration.

"**Plan Meeting**" means the meeting convened on [4 June 2021] between the Plan Company and the Bondholders for the purpose of considering and approving the Restructuring Plan proposed by the Plan Company.

"**Plan Meeting Notice**" means the notice of the Plan Meeting appended to the Explanatory Statement at Appendix C (*Plan Meeting Notice*) to the Explanatory Statement.

"**Practice Statement**" means the Practice Statement *(Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006)* issued by the Chancellor of the Court on 26 June 2020.

"**Practice Statement Letter**" means the letter dated 30 April 2021 from the Plan Company to its Bondholders in accordance with the Practice Statement.

"**QCA Corporate Governance Code**" means the Corporate Governance Code for Small and Mid-Size Quoted Companies published by the Quoted Companies Alliance.

"**Record Time**" means 5.00 p.m. (London Time) on [2 June] 2021, or if the date of the Plan Meeting changes, 5.00 p.m. (London Time) on the date which is two Business Days before the Plan Meeting.

"**Relevant Amount**" means US$50,000,000.00 of principal amount outstanding (subject to rounding), and shall for the avoidance of doubt not include any accrued but unpaid Interest.

"**Restructuring CP Notice**" has the meaning given to it in Clause 4 (*Satisfaction of Conditions Precedent*).

"**Restructuring Documents**" means the Lock-up Agreement, the Plan Documents and the Restructuring Implementation Documents.

"**Restructuring Effective Date**" means the date on which the Restructuring Effective Time occurs, which is currently expected to be on or before [18] June 2021.

"**Restructuring Effective Time**" means the time at which the Restructuring Effective Time Notice is issued.

"**Restructuring Effective Time Notice**" means the notice to be circulated to the Parties by the Plan Company immediately upon the occurrence of the Restructuring Effective Time pursuant to Clause 7.20 (*Implementation Steps*).

"**Restructuring Implementation Documents**" means the Agreed Form documents listed in Schedule 1 (*Restructuring Implementation Documents*)..

"**Restructuring Plan**" means the restructuring plan under part 26A of the Companies Act 2006 proposed by the Plan Company and sanctioned by the Court on ___ June 2021, in the form set out in Appendix A (*Restructuring Plan*) to the Explanatory Statement (with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan).

"**RNS**" means publication via the London Stock Exchange's Regulatory News Service (RNS).

"**RP Proceedings**" means the proceedings commenced in the Court under part 26A of the Companies Act 2006 in relation the Restructuring Plan.

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Term Sheet**" means the term sheet annexed to the Lock-up Agreement.

"**TISE Announcement**" means an announcement made on the website of The International Stock Exchange.

"**TVDSS**" means True Vertical Depth Sub-Sea.

"**Trustee Release Letter**" means the document entitled "*Trustee Release Letter*" to be entered into by the Trustee, pursuant to which the Trustee grants the releases, waivers and standstill granted by the Bondholders under clause 9.2 to 9.4 (inclusive) (*Releases*), clause 9.6 (*Waivers*) and clauses 9.7 to 9.8 (inclusive) (*Standstill*) of the Restructuring Plan.

"**VAT**" means value added tax as provided under VATA or a similar Tax in any other jurisdiction.

"**VATA**" means the Value Added Tax Act 1994 and references to the VATA shall include all statutes, laws, regulations, notices, directions or similar provisions, relating to value added tax and any value added, turnover, sales, purchase or similar tax of the United Kingdom or of any other jurisdiction and references to value added tax or to VAT shall be construed accordingly.

1.2 Construction

(a)   Unless a contrary indication appears, any reference in this Deed to:

(i)   "**Appendix**" and the "**Schedules**" are to each appendix and the schedules to this Deed, which form part of this Deed and have the same force and effect as if set out in the body of this Deed;

(ii)   a "**Clause**" or "**sub-paragraph**" is a reference to a clause or sub-paragraph of this Deed;

(iii)   a "**person**" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality) and shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(iv)   "**include**" or "**including**" (or any similar term) are not to be construed as implying any limitation;

(v)   "**assets**" includes present and future properties, revenues and rights of every description;

(vi)   an amendment includes a supplement, novation, extension (whether of maturity or otherwise), restatement, re-enactment or replacement, and "**amended**" will be construed accordingly;

(vii)   "**guarantee**" means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(viii) "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent:

(ix) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(x) "**shares**" or "**share capital**" includes equivalent ownership interests (and "**shareholder**" and similar expressions shall be construed accordingly);

(xi) a provision of law is a reference to that provision as amended or re-enacted;

(xii) "**US$**" is to the lawful currency of the United States of America;

(xiii) "**GBP**" or "**£**" is to the lawful currency of the United Kingdom;

(xiv) a document being "**signed**" shall include it being signed electronically; and

(xv) a time of day is a reference to London time.

(b) Section, Clause and Schedule headings are for ease of reference only.

(c) Unless the context otherwise requires, the singular shall include the plural and vice versa.

1.3 Third party rights

Save as otherwise expressly provided in this Deed, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Deed.

1.4 Relationship with other documents

In the case of any conflict between the terms of this Deed and any Existing Document, the terms of this Deed shall prevail.

2. Effectiveness

2.1 This Deed shall be executed and delivered by the Parties as soon as reasonably practicable after the Plan Effective Time.

2.2 This Deed shall become effective and legally binding, as between the signatories hereto, on the date on which it is executed and released by all of the Parties hereto (the "**Deed Effective Date**").

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2.3 The Plan Company shall promptly notify the other Parties upon the occurrence of the Deed Effective Date.

3. Execution, Dating and Delivery of the Restructuring Implementation Documents

3.1 On the Deed Effective Date, each Party shall sign, but leave undated, all Restructuring Implementation Documents to which it is a party and deliver an electronic copy of all such Restructuring Implementation Documents to its Legal Adviser (or, where a Party does not have a legal adviser, to the Plan Company's Solicitors) and, as soon as reasonably practicable thereafter, deliver the original signed Restructuring Implementation Documents physically to its Legal Adviser, or if it does not have a Legal Adviser, the Plan Company's Solicitors, in each case to be held pending release in accordance with Clause 7 (*Implementation Steps*).

3.2 Where an Implementation Step refers to a Restructuring Implementation Document being dated pursuant to the relevant Implementation Step, the Parties (to the extent that they are parties to such Restructuring Implementation Document) undertake to date and agree to the dating of such Restructuring Implementation Document.

3.3 Each:

(a) Plan Company hereby irrevocably instructs (and the Plan Company confirms that each member of the Group that is party to the Restructuring Implementation Documents has irrevocably instructed) the Plan Company's Solicitors (and their partners and employees); and

(b) other Party hereby irrevocably instructs the Plan Company's Solicitors (and their partners and employees),

to date and release the Restructuring Implementation Documents to which they are a party (or authorise the same) at the relevant time for dating and release of such Restructuring Implementation Documents as set out in Clause 7 (*Implementation Steps*), without being required to obtain any further Authorisations from any Party or from any other person or entity.

3.4 Each Party acknowledges and agrees that until this Deed is terminated in accordance with Clause 9 (*Termination*), the instructions given by each Party pursuant to Clause 3.3 (*Execution, Dating and Delivery of the Restructuring Implementation Documents*) above may not be revoked, any attempt to revoke such instructions shall be of no effect and the provisions of this Deed shall continue to apply to any action which is the subject of such instructions, notwithstanding any purported revocation. The respective Legal Advisers shall be entitled to rely on any consent, instruction or Authorisation given to them pursuant to Clause 3.3 (*Execution, Dating and Delivery of the Restructuring Implementation Documents*) as if they were a party to this Deed.

4. Satisfaction of Conditions Precedent

None of the Implementation Steps will occur unless:

(a) the Plan Company's Solicitors on behalf of the Plan Company; and

(b) the Committee's Solicitors following a Majority Participant Confirmation,

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have confirmed to the Information Agent that all of the Conditions Precedent have been satisfied or waived, such confirmation to be provided to the Information Agent promptly upon the satisfaction or waiver of all of those Conditions Precedent (the "**Restructuring CP Notice**").

5. **Allocation**

The Plan Company agrees that each Bondholder's Bonds Exchange Entitlement and the Bonds Exchange Entitlement to be issued to the Holding Period Trustee as contemplated in Implementation Step 4 (Issue and allotment of Exchange Shares and Commission Shares) will be the amount set out in the Allocation and Entitlement Table.

6. **Application for Admission**

The Plan Company shall submit the AIM Application to AIM no later than one (1) Business Day following the Plan Effective Time (the "**AIM Application Date**").

7. **Implementation Steps**

7.1 Each of the Implementation Steps shall be taken on the date, at the time and in the order set out in this Clause 7 (*Implementation Steps*).

7.2 No Implementation Step will take place unless the immediately prior Implementation Step has been completed in full or waived pursuant to Clause 18 (*Amendments and Waivers*).

7.3 Each of the Parties acknowledges and agrees that all of the Implementation Steps are inter-conditional and if any of the Implementation Steps are not completed and have not been waived pursuant to Clause 18 (*Amendments and Waivers*), then any deed, document or agreement executed, delivered or released in accordance with, or pursuant to, the Implementation Steps shall be rescinded (insofar as legally possible) and deemed never to have become effective, and each relevant Party, to the extent legally and practicably possible, shall be put back into the position it was in prior to the date on which such deed, document or agreement was executed delivered or released (as applicable), and each Party (in the case of the Trustee, Paying, Calculation and Transfer Agent and the Registrar, at the request and cost of the Plan Company) shall use reasonable efforts to procure that any necessary other party shall execute such documents and perform such acts and things as may be required to achieve that each relevant Party should be put into the position it was in prior to the date on which such deed, document or agreement was executed, delivered or released (as applicable).

7.4 The Plan Company shall procure that the Exchange Shares and Commission Shares issued and allotted in accordance with Clause 7.14 (*Implementation Steps*) are issued in uncertificated form.

Implementation Step 1: Amendment and Restatement of the Bonds

7.5 On the fourth (4th) Business Day following the AIM Application Date, and provided the Restructuring CP Notice has been issued, Implementation Step 1 shall be effected.

7.6 All conditions precedent under the Amendment and Restatement Agreement relating to the Bond Trust Deed shall be dated (if applicable) and released.

7.7 The following documents will be dated (if applicable) and released:

(a) the Amendment and Restatement Agreement relating to the Bond Trust Deed;

(b) the Amendment and Restatement Agreement relating to the Paying, Calculation and Transfer Agency Agreement;

(c) the Deed of Charge; and

(d) the Trustee Release Letter,

and following such amendments, it is acknowledged and agreed that (i) the Relevant Amount to be released will be equivalent to the Relevant Amount in GBP at the Agreed Rate and (ii) the Company shall allot and issue the Commission Shares to the Bondholders in accordance with this Deed and the Restructuring Plan to the extent that the total number of Exchange Shares is less than 37,845,559,564 Shares.

Implementation Step 2: Release of the Relevant Amount

7.8 Immediately upon the completion of Implementation Step 1, Implementation Step 2 shall be effected.

7.9 The Trustee (acting on the instructions of the Bondholders pursuant to the Restructuring Plan) irrevocably, unconditionally and absolutely releases the Plan Company from any present and future obligations and Liabilities (whether actual, accrued, contingent or otherwise) in respect of the Original Principal Amount in an amount equal to the Relevant Amount in consideration for the issuance of Exchange Shares in an aggregate nominal amount equal to the Relevant Amount calculated in GBP at the Agreed Rate pursuant to Implementation Step 4 below

7.10 The Amended and Restated Global Bond will be dated and released.

7.11 The Information Agent shall deliver the Clearing System Instruction to the Clearing Systems on behalf of the Plan Company.

7.12 The Plan Company shall send the Common Depositary Notice to the Common Depositary.

Implementation Step 3: Holding Period Trust Deed

7.13 Immediately upon the completion of Implementation Step 2, the Holding Period Trust Deed will be dated and released.

Implementation Step 4: Issue and allotment of Exchange Shares and Commission Shares

7.14 Immediately upon the completion of Implementation Step 3, the Plan Company shall allot and issue that number of Exchange Shares and Commission Shares (where the

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total number of Exchange Shares is less than 37,845,559,564 Shares) that, following their issue, represents 95 per cent. of the Enlarged Ordinary Share Capital as follows:

(a)   to each Eligible Recipient, the aggregate number of Exchange Shares and Commission Shares (if any) which represents their Bonds Exchange Entitlement; and

(b)   to the Holding Period Trustee, the aggregate number of Exchange Shares and Commission Shares (if any) which represent the Bonds Exchange Entitlement of all Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline and all Non-Responding Bondholders, which, in either case, the Holding Period Trustee will hold on bare trust for such Bondholders in accordance with the terms of the Restructuring Plan and the Holding Period Trust Deed,

in each case, in the amounts set out in the Allocation and Entitlement Table.

7.15   The Information Agent shall submit to the Equity Registrar a file in the Equity Registrar's prescribed format with CREST delivery details for the Plan Company.

Implementation Step 5: Admission of the Exchange Shares and Commission Shares to AIM

7.16   Immediately upon the completion of Implementation Step 4, and subject to Admission becoming effective, the Plan Company will:

(a)   instruct the Equity Registrar to credit the Exchange Shares and Commission Shares (if any) to the Designated Account of the Eligible Recipient or the Holding Period Trustee, as applicable; and

(b)   take all steps to ensure that the relevant CREST nominee for each Eligible Recipient and the Holding Period Trustee, as applicable, is registered or recorded in the Plan Company's Register.

Implementation Step 6: Governance Principles

7.17   Immediately upon the completion of Implementation Step 5::

(a)   the Corporate Governance Board Resolution shall become effective; and

(b)   the Deed Poll shall be dated and released.

Implementation Step 7: Funds Flow payments

7.18   Immediately upon the completion of Implementation Step 6, the Plan Company shall direct payments to be made of the amounts set out in the Funds Flow and the Plan Company (or the Plan Company's Solicitors on its behalf) shall provide evidence of each payment included in the Funds Flow to each other Party by a SWIFT confirmation.

7.19   All payments made under Clause 7.18 (*Implementation Steps*):

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(a) shall be made in accordance with the Funds Flow;

(b) must be paid in immediately available freely transferable cleared funds; and

(c) must be calculated and made without (and free and clear of any deduction for) set-off or counterclaim.

Implementation Step 8: Intercompany Loan Capitalisation

7.20 Immediately upon the completion of Implementation Step 7, the Plan Company and GLA shall take all necessary steps to complete the Intercompany Loan Capitalisation.

Restructuring Effective Time

7.21 Immediately following completion of all the Implementation Steps in this Clause 7, (*Implementation Steps*) the Plan Company (or the Plan Company's Solicitors on its behalf) shall issue a notice (the "**Restructuring Effective Time Notice**") confirming that the Restructuring Effective Time has occurred to:

(a) the Advisers;

(b) the Trustee; and

(c) the Information Agent, for distribution to the Bondholders via the Clearing Systems and the Plan Website.

Post-Completion Steps

7.22 Promptly following the Restructuring Effective Time:

(a) and in any event no later than the first day after the Restructuring Effective Date on which the relevant market is open, the Plan Company will announce via RNS and TISE Announcements that the Restructuring Effective Time has occurred;

(b) by no later than the tenth day after the Restructuring Effective Date, the Plan Company will submit a notification in respect of the Deed of Charge to the OGA under the Open Permission regime;

(c) by no later than the tenth day after the Restructuring Effective Date, the Plan Company and the Plan Company's Solicitors shall take all other actions required to perfect the security under, and in accordance with, the Deed of Charge;

(d) the Plan Company's Solicitors will submit a Form SH01 to give notice of the allotment of the Exchange Shares and Commission Shares to Companies House, and in any event no later than 14 days following the Restructuring Effective Date; and

(e) the Committee's Solicitors will submit a form MR01 to register the Deed of Charge with Companies House.

8.   **Representations**

Each Party (other than the Trustee, the Paying, Transfer and Calculation Agent and the Registrar) represents and warrants to the other Parties on the date of this Deed and at the Restructuring Effective Time that:

(a)   it is duly incorporated (if a corporate person) or duly established (in any other case) and validly existing under the law of its jurisdiction of incorporation or formation;

(b)   it has the power to enter into, exercise its rights under, perform and deliver, and has taken all necessary action to authorise its entry into and performance of this Deed and the relevant Restructuring Documents;

(c)   the obligations expressed to be assumed by it under the Restructuring Documents to which it is (or will on the Restructuring Effective Time be) a party are legal, valid, binding and enforceable obligations, subject to any applicable Legal Reservations;

(d)   as far as it is aware, the entry into and performance by it of its obligations under, and the transactions contemplated by, this Deed and the Restructuring Documents to which it is (or will on or before the Restructuring Effective Time be) a party do not and will not conflict with:

(i)   any agreement, mortgage, bond or other instrument or treaty to which it is a party or which is binding upon it or any of its assets (save as specifically contemplated by the performance of its obligations under this Deed);

(ii)   its constitutional documents; or

(iii)   any law, regulation or official or judicial order applicable to it; and

(e)   all acts, conditions and things required to be done, fulfilled and performed in order:

(i)   to enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in this Deed and the Restructuring Documents to which it is (or will on or before the Restructuring Effective Time be) party to; and

(ii)   to ensure that the obligations expressed to be assumed by it in this Deed and the Restructuring Documents to which it is (or will on the Restructuring Effective Time be) party to,

have been done, fulfilled and performed and are in full force and effect.

9.   **Termination**

9.1   Subject to the following provisions of this Clause, this Deed will terminate automatically and without the need for any further action by or on behalf of any Party on the earlier to occur of:

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(a)   the termination of the Lock-up Agreement (other than under its clauses 10.1(a) (*Automatic Termination*) or 10.4 (*Termination by an individual Participant*) (provided that there then remains at least one Participant in relation to which the Lock-up Agreement has not terminated); or

(b)   after the Restructuring Effective Date once all of the steps in Clause 7.22 (*Post-Completion Steps*) have been completed, effected or implemented.

9.2   In the event of the termination of this Deed in accordance with Clauses 9.1 (*Termination*), this Deed shall cease to have any further force or effect save for the provisions referred to in Clause 10.4 (*Parties' Rights and Obligations and Transfers*).

9.3   Any termination of this Deed in accordance with this Clause 9 (*Termination*) shall be without prejudice to any Claim of any Party which has arisen under this Deed prior to such termination and such Claim, if any, shall survive such termination.

9.4   For the avoidance of doubt, in the event of termination of this Deed otherwise than under Clause 9.1(b) (*Termination*) above, the terms of the Bond Trust Deed in the form as at the date of this Deed shall remain in full force and effect.

10.   Parties' Rights and Obligations and Transfers

10.1   The obligations of each Party under this Deed are separate and independent obligations. Failure by a Party to perform its obligations under this Deed shall not affect the obligations of any other Party under this Deed. No Party is responsible for the obligations of any other Party under this Deed.

10.2   The rights of each Party under or in connection with this Deed are separate and independent rights. Each Party may separately and independently enforce its rights under this Deed.

10.3   No Party shall, nor shall it purport to, assign, transfer, charge, sub-participate (in whole or part) or otherwise deal with all or any of its rights under this Deed nor grant declare, create or dispose of any right or interest in relation to it without the prior written consent of the other Parties.

10.4   The rights and obligations of the Parties under and in connection with Clauses 1 (*Definitions and interpretation*), Clause 7.3 (*Implementation Steps*), 8 (*Representations),* 9 (*Termination*), 10 (*Parties' Rights and Obligations and Transfer*s), 11 (*Remedies and Waivers*), 12 (*Reservation of Rights*), 13 (*Specific Performance*), 16 (*Counterparts*), 17 (*Partial Invalidity*), 19 (*Notices*), and 20 (*Governing Law and Enforcement*) shall continue notwithstanding termination of this Deed in accordance with Clause 9 (*Termination*).

11.   Remedies and Waivers

11.1   No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under this Deed shall operate as a waiver of any such right or remedy or constitute an election to affirm this Deed.

11.2   No election to affirm this Deed on the part of any Party shall be effective unless it is in writing.

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11.3   No single or partial exercise of any right or remedy shall prevent any further or other exercise of such right or remedy or of any other right or remedy.

11.4   The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

12.   Reservation of Rights

12.1   Except as expressly provided in this Deed, this Deed does not amend or waive any Party's rights under the Lock-up Agreement or the Existing Documents, or any rights of the Bondholders, which in each case shall remain in full force and effect as between the relevant parties to the Lock-up Agreement and the Existing Documents in accordance with their terms.

12.2   The Parties fully reserve any and all of their rights that are unaffected by this Deed.

13.   Trustee and Agents

13.1   The Trustee is entering into this Deed acting on the instructions of the Bondholders given pursuant to the Restructuring Plan described in this Deed and, in so acting, the Trustee shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on it under and by the Bond Trust Deed.

13.2   The Plan Company hereby instructs the Paying, Calculation and Transfer Agent and the Registrar to enter into this Deed and the other Restructuring Documents to which they are a party and, in so acting, the Paying, Calculation and Transfer Agent and the Registrar shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on them under and by the Paying, Transfer and Conversion Agency Agreement.

14.   Specific Performance

14.1   Each Party agrees and acknowledges for the benefit of each other Party that:

(a)   damages may not be an adequate remedy for any breach of the terms of this Deed by any Party; and

(b)   specific performance and/or relief to compel performance are appropriate remedies for any such breach and any such remedies shall not be exclusive but shall be cumulative and in addition to any other remedies available to any Party.

15.   Further Assurance

Each Party (in the case of the Trustee and Paying, Calculation and Transfer Agent and the Registrar at the request and cost of the Plan Company) undertakes to provide such further assistance as may be reasonably required to implement the Restructuring, provided that any such actions shall be consistent in all material respects with the Restructuring Documents.

16. Counterparts

This Deed may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature (including, without limitation, (x) any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record and (y) any facsimile, E-pencil or .pdf signature) hereto or to any other certificate, agreement or document related to this transaction, and any contract formation or record-keeping, in each case, through electronic means, shall have the same legal validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Deed.

17. Partial Invalidity

If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction:

(a) neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provisions under the law of any other jurisdiction shall in any way be affected or impaired; and

(b) the invalid provision shall be deemed to be replaced with a legal provision that is as close as possible to the original.

18. Amendments and Waivers

18.1 Subject to Clause 18.2 (*Amendments and Waivers*) below, any term of this Deed may be amended or waived only with the prior written consent of the Plan Company and by Majority Participant Confirmation, and any such amendment or waiver will be binding on all Parties.

18.2 An amendment or waiver of any term of this Deed which:

(a) imposes a more onerous obligation on any particular Party;

(b) reduces a material right of any particular Party; or

(c) affects any Party disproportionally;

(d) relates to the role of the Trustee or the Paying, Calculation and Transfer Agent or the Registrar,

may not be effected without the consent of that Party.

19. Notices

19.1 Addresses

The address, email address and contact name for, each Party for all notices under or in connection with this Deed and, unless otherwise provided for in another Restructuring Document, any other Restructuring Document are:

(a) those set out in the signature block for that Party on the signature pages of this Deed; or

(b) any substitute address, email address and/ or contact name as a Party may notify the Information Agent by giving the Information Agent not less than five (5) Business Days' notice, and the Information Agent shall promptly notify the other Parties upon receiving any substitute contact details.

19.2 Communications in writing

All notices or other communications under or in connection with this Deed shall be in English, be given in writing and, unless otherwise stated, may be given in person or by post, or email (in the case of notices to the Bondholders) or uploaded to the Plan Website. Where this Deed provides for a notice or other communication or confirmation to be given "in writing", it is sufficient for that notice or other communication to be given by email.

19.3 Restructuring Effective Time confirmations

Any confirmation or notification required to be given by a Party under this Deed in connection with the Restructuring Effective Time or the Implementation Steps may be given by way of email by the relevant Party or their Legal Adviser to the other Legal Advisers, using the following email addresses:

- The Plan Company's Solicitors: Project.Haven.UK&ME@dentons.com

- The Committee's Solicitors: HavenAkin@akingump.com

- Trustee: Kit.Johnson@hoganlovells.com; megan.james@hoganlovells.com; cdrm@usbank.com

- Common Depositary (for the Common Depositary Notice): cdrm@usbank.com and agency.services.europe@usbank.com

- Information Agent and Holding Period Trustee: hurricane@lucid-is.com

20. Governing law and Enforcement

20.1 Governing Law

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

20.2 Jurisdiction

(a) The Parties agree that the English courts have exclusive jurisdiction to settle any dispute in connection with this Deed or any non-contractual obligations arising out of or in connection with it.

21

(b)   Each Party irrevocably:

    (i)   agrees that the courts of England and Wales are the most appropriate and convenient courts to settle any dispute in connection with this Deed;

    (ii)   waives any right that it may have to object to an action being brought in the courts of England and Wales, to claim that the action has been brought in an inconvenient forum, or to claim that the courts of England and Wales does not have jurisdiction; and

    (iii)   agrees that the process by which any Proceedings in England and Wales are begun or any document relating to Proceedings may be served in accordance with Clause 19.2 (*Communications in writing*).

This Deed has been executed and delivered as a deed by all the Parties to it on the date specified on the first page.

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Schedule 1

Restructuring Implementation Documents

(a)   this Deed;

(a)   the Amendment and Restatement Agreement relating to the Bond Trust Deed;

(b)   the Amendment and Restatement Agreement relating to the Paying, Calculation and Transfer Agency Agreement;

(c)   the Amended and Restated Global Bond;

(d)   the Deed of Charge;

(e)   the Trustee Release Letter;

(f)   the Corporate Governance Board Resolution;

(g)   such documents as are required to implement the Intercompany Loan Capitalisation;

(h)   the Deed Poll; and

(i)   the Holding Period Trust Deed.

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The Plan Company

EXECUTED as a DEED by   )
HURRICANE ENERGY PLC   )
acting by two directors   )   _____
                                                       Name:

                                                       _____
                                                       Name:

Notice details:
Address: Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN Email: Richard.Chaffe@hurricaneenergy.com Attention: Richard Chaffe

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The Guarantor Subsidiaries

EXECUTED as a DEED by)
HURRICANE HOLDINGS LIMITED)
acting by two directors)   _____
                                 Name:

                                 _____
                                 Name:

Notice details:

Address: Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN
Email: Richard.Chaffe@hurricaneenergy.com
Attention: Richard Chaffe

EXECUTED as a DEED by)
HURRICANE GLA LIMITED)
acting by two directors)   _____
                                 Name:

Notice details:

Address: Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN
Email: Richard.Chaffe@hurricaneenergy.com
Attention: Richard Chaffe

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The Information Agent

EXECUTED as a DEED by)
LUCID ISSUER SERVICES LIMITED)
acting by a duly authorised signatory)
                  Name:
                  Title: Director

)
)
)   Name:
                  Title: Director

Notice details:
Address: Tankerton Works, 12 Argyle Works, London WC1H 8HA Email: hurricane@lucid-is.com Attention: David Shilson / Sunjeeve Patel

The Holding Period Trustee

EXECUTED as a DEED by)
LUCID ISSUER SERVICES LIMITED)
acting by a duly authorised signatory)
                  Name:
                  Title: Director

)
)
)   Name:
                  Title: Director

Notice details:
Address: Tankerton Works, 12 Argyle Works, London WC1H 8HA Email: hurricane@lucid-is.com Attention: David Shilson / Sunjeeve Patel

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The Trustee

EXECUTED as a DEED by)
U.S. BANK TRUSTEES LIMITED)
acting by a duly authorised signatory)

Name: _____

Title:

Name: _____

Title:

> **Notice details:**
>
> Address: Fifth Floor, 125 Old Broad Street, London EC2N 1AR
> Email: cdrm@usbank.com
> Attention: Relationship Management Group

27

The Paying, Calculation and Transfer Agent

EXECUTED as a DEED by   )
ELAVON FINANCIAL SERVICES)
DAC, UK BRANCH   )   Name:
acting by a duly authorised signatory   Title:

                                         Name:
                                         Title:

Notice details:

Address: Fifth Floor, 125 Old Broad Street, London EC2N 1AR
Email: cdrm@usbank.com
Attention: Relationship Management Group

The Registrar

EXECUTED as a DEED by   )
ELAVON FINANCIAL SERVICES)
DAC   )   Name:
acting by a duly authorised signatory   Title:

                                           Name:
                                         Title:

Notice details:

Address: Fifth Floor, 125 Old Broad Street, London EC2N 1AR
Email: cdrm@usbank.com
Attention: Relationship Management Group

Restructuring Implementation Deed

Appendix A

Restructuring Plan

Appendix B - Form of Agreement to Deliver Documents

AGREEMENT TO DELIVER DOCUMENTS

TO: Hurricane Energy Plc (the **Plan Company**)

_____ 2021

Dear Sir / Madam

Agreement to deliver documents

We refer to the explanatory statement dated on 21 May 2021 (the **Explanatory Statement**) relating to the proposed restructuring plan under Part 26A of the Companies Act 2006 between the Plan Company and the Bondholders (as defined in the Explanatory Statement) (the **Restructuring Plan**).

Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Explanatory Statement.

We understand that, if the Restructuring Plan is approved by the Bondholders at the Plan Meeting, sanctioned by the Court at the Sanction Hearing and a copy of the Plan Sanction Order is filed with the Registrar of Companies, the Restructuring Plan will become effective and the Restructuring Documents will be executed.

Subject to the exceptions set out below, we confirm that upon receiving notice of the occurrence of the Plan Effective Time from or on behalf of the Plan Company, (i) the Trustee will execute and deliver the Restructuring Implementation Deed and (ii) the Trustee and, if appointed, the presumptive security trustee (the "Presumptive Security Trustee") will execute and deliver the other Restructuring Documents to which either the Trustee or the Presumptive Security Trustee is a party (as set out in Appendix 1 (Documents) to this letter) and (ii) take any other steps or actions as may be reasonably required by the Plan Company in order to give effect to the terms of the Restructuring Plan.

The foregoing confirmation is subject to (i) in the case of the Presumptive Security Trustee, its appointment as 'Security Trustee' by the Plan Company, (ii) any action proposed to be taken by us not being prevented by any act of force majeure beyond our control (acting reasonably), by the imposition of any sanctions against the Plan Company or its affiliates by any government having jurisdiction over us or by any order of a competent court having jurisdiction over us; and (iii) any modification to the form of the Restructuring Documents after the date of this letter not having the effect of (A) exposing the Trustee and/or the Presumptive Security Trustee to any liability against which the Trustee and/or the Presumptive Security Trustee has not been indemnified and/or secured and/or pre-funded to its satisfaction or (B) increasing the obligations or duties, or decreasing the rights or protections of the Trustee and/or the Presumptive Security Trustee.

This letter and the confirmations set out in this letter are given by us to the Plan Company in good faith upon understanding and consideration of the facts and circumstances currently known to us but without recourse, warranty or liability.

A person who is not party to the Restructuring Plan may not enforce any term of this letter under the

Contracts (Rights of Third Parties) Act 1999.

The Court shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this letter.

This letter may be disclosed to any person in connection with the Restructuring Plan and may also be disclosed to the Court.

This letter and any non-contractual obligations arising out of or in connection with it are governed by the law of England and Wales.

Yours faithfully

_____
for and on behalf of
U.S. BANK TRUSTEES LIMITED
in its capacity as Trustee and as Presumptive Security Trustee

Appendix 1 - Documents

1. The Restructuring Implementation Deed.

2. The Amendment and Restatement Agreement relating to the Amended and Restated Bond Trust Deed.

3. The Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement.

4. The Deed of Charge.

Appendix C – Form of Guarantor Subsidiary Undertaking

DEED OF UNDERTAKING

TO: Hurricane Energy Plc (the **Plan Company**)

TO: The High Court of Justice in England and Wales (the **Court**)

COPY: The Bondholders (as defined by reference below)

_____ 2021

Dear Sir / Madam

Undertaking in respect of the proposed restructuring plan under Part 26A of the Companies Act 2006

We refer to the explanatory statement dated on 21 May 2021 (the **Explanatory Statement**) relating to the proposed restructuring plan under Part 26A of the Companies Act 2006 between the Plan Company and the Bondholders (as defined in the Explanatory Statement) (the **Restructuring Plan**).

Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Explanatory Statement.

Subject to the Restructuring Plan being sanctioned and otherwise becoming effective, we hereby undertake to the Plan Company and to the Court:

(1) to be bound by and to perform our obligations under the Restructuring Plan, on the terms and conditions and in such form as may be sanctioned by the Court, as if it were a party to the Restructuring Plan (including for the avoidance of doubt the Restructuring Implementation Deed);

(2) to execute all documents to be entered into by us under the terms of the Restructuring Plan as set out in Appendix 1 and to execute any documents and to take any other steps that are reasonably required from us by the Plan Company in any capacity in order for the Restructuring Plan to become effective; and

(3) not to challenge any of the releases or waivers granted by any party under the Restructuring Plan.

A person who is not party to the Restructuring Plan may not enforce any term of this undertaking under the Contracts (Rights of Third Parties) Act 1999.

The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this undertaking.

This undertaking is executed and takes effect as a deed and is governed by the law of England and Wales.

Executed as a deed by   )
[Hurricane GLA Limited] / [Hurricane Holdings Limited]   )

Acting by: …………………………..   )   …………………………..

                                                                     Director / Authorised Signatory

and

                   …………………………..   )   …………………………..

                                                                     Director / Authorised Signatory

Appendix 1 – Documents

1. The Restructuring Implementation Deed.

2. The Deed of Charge.

Appendix D – Form of Holding Period Trustee Undertaking

DEED OF UNDERTAKING

TO: Hurricane Energy Plc (the **Plan Company**)

TO: The High Court of Justice in England and Wales (the **Court**)

COPY: The Bondholders (as defined by reference below)

_____ 2021

Dear Sir / Madam

Undertaking in respect of the proposed restructuring plan under Part 26A of the Companies Act 2006

We refer to the explanatory statement dated on 21 May 2021 (the **Explanatory Statement**) relating to the proposed restructuring plan under Part 26A of the Companies Act 2006 between the Plan Company and the Bondholders (as defined in the Explanatory Statement) (the **Restructuring Plan**).

Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Explanatory Statement.

Subject to the Restructuring Plan being sanctioned and otherwise becoming effective, we hereby undertake to the Plan Company and to the Court:

(1) to be bound by and to perform our obligations under the Restructuring Plan, on the terms and conditions and in such form as may be sanctioned by the Court, as if it were a party to the Restructuring Plan (including for the avoidance of doubt the Restructuring Implementation Deed);

(2) to execute all documents to be entered into by us under the terms of the Restructuring Plan as set out in Appendix 1 and to execute any documents and to take any other steps that are reasonably required from us by the Plan Company in any capacity in order for the Restructuring Plan to become effective; and

(3) not to challenge any of the releases or waivers granted by any party under the Restructuring Plan.

A person who is not party to the Restructuring Plan may not enforce any term of this undertaking under the Contracts (Rights of Third Parties) Act 1999.

The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this undertaking.

This undertaking is executed and takes effect as a deed and is governed by the law of England and Wales.

Executed as a deed by)
Lucid Issuer Services Limited)

Acting by: …………………………..) …………………………..
Director / Authorised Signatory

and

…………………………..) …………………………..
Director / Authorised Signatory

Appendix 1 – Documents

1. The Holding Period Trust Deed.

Appendix E – Form of Information Agent Undertaking

DEED OF UNDERTAKING

TO: Hurricane Energy Plc (the **Plan Company**)

TO: The High Court of Justice in England and Wales (the **Court**)

COPY: The Bondholders (as defined by reference below)

_____ 2021

Dear Sir / Madam

Undertaking in respect of the proposed restructuring plan under Part 26A of the Companies Act 2006

We refer to the explanatory statement dated on 21 May 2021 (the **Explanatory Statement**) relating to the proposed restructuring plan under Part 26A of the Companies Act 2006 between the Plan Company and the Bondholders (as defined in the Explanatory Statement) (the **Restructuring Plan**).

Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Explanatory Statement.

Subject to the Restructuring Plan being sanctioned and otherwise becoming effective, we hereby undertake to the Plan Company and to the Court:

(1) to be bound by and to perform our obligations under the Restructuring Plan, on the terms and conditions and in such form as may be sanctioned by the Court, as if it were a party to the Restructuring Plan (including for the avoidance of doubt the Restructuring Implementation Deed);

(2) to execute all documents to be entered into by us under the terms of the Restructuring Plan as set out in Appendix 1 and to execute any documents and to take any other steps that are reasonably required from us by the Plan Company in any capacity in order for the Restructuring Plan to become effective; and

(3) not to challenge any of the releases or waivers granted by any party under the Restructuring Plan.

A person who is not party to the Restructuring Plan may not enforce any term of this undertaking under the Contracts (Rights of Third Parties) Act 1999.

The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this undertaking.

This undertaking is executed and takes effect as a deed and is governed by the law of England and Wales.

Executed as a deed by   )
Lucid Issuer Services Limited   )

Acting by: ………………………..   )   ………………………..

                                                                   Director / Authorised Signatory

and

                        ………………………..   )   ………………………..

                                                                   Director / Authorised Signatory

Appendix 1 – Documents

1. The Restructuring Implementation Deed.

2. The Holding Period Trust Deed.